Form 20-F
period 2024-12-31
Baiya International Group Inc.
filed 2025-05-13
CIK 1944712

r

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 COMPENSATION

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from __________ to __________

Commission file number 001-42553

Baiya International Group Inc.

(Exact Name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of principal executive offices)

Siyu Yang, Chief Executive Officer
5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

Tel: +86 0769-88785888

Email: siyuyang@biyainc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	BIYA	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,000,000 Ordinary Shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

INTRODUCTION

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on October 18, 2021. As a holding company with no material operations of our own, we conduct all of our operations in China through a variable interest entity, or “VIE”, Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”), and its subsidiaries, or collectively, the “PRC operating entities.” We entered into a series of agreements date December 29, 2021 (the “Contractual Arrangements”) with the VIE and certain shareholders of Gongwuyuan, and this structure involves unique risks to investors. Neither we nor our subsidiaries own any equity interests in the PRC operating entities under the VIE structure.

We are headquartered in Shenzhen, China, and currently our business focuses on four (4) primary services: (i) job matching services; (ii) entrusted recruitment services; (iii) project outsourcing services; and (iv) labor dispatching services in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region.

Our website is www.gwyapp.com. The information on our website is not incorporated by reference into this annual report. Unless otherwise indicated or the context otherwise requires, references in this annual report to “we,” “us,” “our company,” “our”, and “Baiya” refer to Baiya International Group Inc., a Cayman Islands holding company, its subsidiaries, the VIE and its subsidiaries in China, as the context requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3.D. — Risk Factors” section of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and the Contractual Arrangements with the VIE

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations in China through a variable interest entity, or “VIE”, Gongwuyuan and its subsidiaries, or collectively, the “PRC operating entities.” We entered into a series of agreements date December 29, 2021 with the VIE and certain shareholders of Gongwuyuan, and this structure involves unique risks to investors. Neither we nor our subsidiaries own any equity interests in the PRC operating entities under the VIE structure.

Neither we nor our subsidiaries own any share or equity interest in the PRC operating entities. Instead, we consolidate the financial results of the VIE as a primary beneficiary through the Contractual Arrangements between our wholly owned subsidiary entity, Shenzhen Pengze Future Technology Co., Ltd. (“Pengze WFOE”), Gongwuyuan, the VIE, and certain shareholders of Gongwuyuan. We are utilizing the VIE structure because some of the VIE’s businesses may be prohibited or restricted from direct foreign investment under Chinese law. As a result of Baiya’s indirect ownership in Pengze WFOE and the Contractual Arrangements, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP, but we do not own equity interests in the VIE or its subsidiaries. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE.”

As we chose such VIE structure, we are subject to certain unique risks and uncertainties that may not otherwise exist if we had direct equity ownership in the PRC operating entities. Because we do not directly hold equity interests in the VIE and its subsidiaries, our Contractual Arrangements may not be effective in providing control over Gongwuyuan. Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership and regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the Contractual Arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and/or cause the value of our Ordinary Shares to decrease significantly or become worthless. As of the date of this annul report, the agreements under the Contractual Arrangements have not been tested in any court of law.

We are subject to certain legal and operational risks associated with the VIE operations in China through the Contractual Arrangements. Additionally, PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of the PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of the PRC operating entities and/or the value of our Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent Regulatory Developments in China

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. In addition, recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over overseas listing of domestic enterprises, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any online platform operators controlling personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. On July 7, 2022, the Measures for the Security Assessment of Outbound Data Transfers, or the Measures was published and became effective on September 1, 2022, which requires security assessment of outbound data transfers in cases, among others, outbound transfer of important data, outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Data Security Management Regulations”), which became effective on January 1, 2025. Pursuant to the Data Security Management Regulations, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future and the PRC operating entities do not conduct any data processing activities that affect or may affect national security; further, the PRC operating entities’ business operations do not involve any Critical Information Infrastructure, and neither we nor the PRC operating entities has received any notification from applicable PRC governmental authorities indicating that any of the PRC operating entities’ products or services is determined as the Critical Information Infrastructure. We are not subject to the cybersecurity review for our initial public offering in March 2025 under the Measures for Cybersecurity Review (2021 version), the Measures or the Data Security Management Regulations. As of the date of this annual report, neither we nor the PRC operating entities have received any notification from applicable PRC governmental authorities indicating that we or our PRC operating entities shall file for a cybersecurity review. In addition, as of the date of this annul report, neither we nor our PRC operating entities have been subject to any anti-monopoly investigation, penalty of litigation initiated by government authorities or third parties. Furthermore, we will continue to monitor for updates of applicable PRC anti-monopoly laws and regulations. Currently, these statements and regulatory actions have had no material impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. However, since these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. With regards to the filing procedure with the CSRC under the New Administrative Rules Regarding Overseas Listings, we completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024.

On February 17, 2023, the China Securities Regulation Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which became effective on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC. When a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. When a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas.

The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions issued by domestic law firms (with related undertakings), and (v) prospectus or listing documents.

In addition, under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions. Pursuant to the New Administrative Rules Regarding Overseas Listings and the Notice on the Arrangement for Filing-based Administration of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, we have to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering before listing in the U.S. We completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024. However, we cannot assure you of whether there will be further regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure on our part to fully comply with further regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We believe that our offshore offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to perform the relevant procedures.

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

We and the PRC operating entities are currently not required to obtain permission from any of the PRC authorities to issue the Ordinary Shares to foreign investors. In addition, apart from the filing procedure with the CSRC under the New Administrative Rules Regarding Overseas Listings, we and the PRC operating entities are not required to obtain permission or approval from the PRC authorities including CSRC or CAC to issue the Ordinary Shares to foreign investors, nor have we, or the PRC operating entities, applied for or received any denial for registration. With regards to the filing procedure with the CSRC under the New Administrative Rules Regarding Overseas Listings, we completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024.

However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. Further, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. We cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. However, (i) if we inadvertently concluded that such permissions or approvals are not required, or (ii) if the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to issue the Ordinary Shares to foreign investors, and we are unable to obtain such approval in a timely manner or obtain a waiver of such approval requirements. In addition, any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors— Risks Relating to the Ordinary Shares—A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on Nasdaq in the future.”

Dividends and Other Distributions

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct substantially all of our operations through the PRC operating entities. Under Cayman Islands law, Baiya may pay a dividend on its shares out of either profit or share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will rely on payments made from Gongwuyuan to the Pengze WFOE, pursuant to the Contractual Arrangements, and the dividend payment to Juxing HK from Pengze WFOE, unless we receive proceeds from future offerings. Certain payments from Gongwuyuan to the Pengze WFOE are subject to PRC taxes, including value added tax, or VAT, and enterprise income tax.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this annul report, no cash transfer or transfer of other assets have occurred between Baiya, its subsidiaries, and the consolidated VIE as well as its subsidiaries. As of the date of this annul report, none of our subsidiaries, the consolidated VIE, or the subsidiaries of the VIE have made any dividends or distributions to Baiya. Currently, we, including our consolidated VIE and the subsidiaries of the VIE, have not adopted or maintained any cash management policies and procedures to govern cash transfer between Baiya, its subsidiaries, and the consolidated VIE as well as the subsidiaries of the VIE, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities.

Our Pengze WFOE’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit the Pengze WFOE to pay dividends to Juxing HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China may also set aside a portion of its after-tax profits to fund an optional reserve, although the amount to be set aside, if any, is determined at the discretion of its shareholders. The reserves can be used to increase the registered capital, cover losses made in past years and enhance the company’s productivity and expand its business.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive the relevant revenues from our operations through the current Contractual Arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Gongwuyuan to the Pengze WFOE, pursuant to the Contractual Arrangements, and the dividend payments to Juxing HK from the Pengze WFOE. Certain payments from the VIE, Gongwuyuan, to Pengze WFOE are subject to PRC taxes, including VAT and enterprise income tax.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Juxing HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Juxing HK intends to apply for the tax resident certificate when the Pengze WFOE plans to declare and pay dividends to Juxing HK. See “Item 3.D. Key Information—Risk Factors — Risks Relating to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Further, the proceeds from our offshore offerings may be sent back from the holding company to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming. We may be unable to use these proceeds to grow the business of the PRC operating entities until the PRC operating entities receive such proceeds in the PRC. Any transfer of funds by the holding company to the PRC operating entities, either as a shareholder loan or as an increase in registered capital, are subject to registration, filing with or report to relevant governmental authorities in China. Any foreign loans procured by the PRC operating entities is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) in its local branches and satisfy relevant requirements, and the PRC operating entities may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 3.5 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to the Pengze WFOE are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

Financial Information Related to the VIE

The tables below are condensed consolidating schedules summarizing separately the operations, financial position and cash flows of Baiya (“Parent” in the tables below), Ruifeng BVI and Juxing HK (“Subsidiaries” in the tables below that is exclusive of Pengze WFOE), Pengze WFOE (“WFOE” in the tables below), Gongwuyuan and its subsidiaries (“VIE and Subsidiaries” in the table below), as of December 31, 2024, 2023 and 2022.

Condensed Consolidating Schedule of Results of Operations

	For the Year Ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues	$—	$—	$—	$12,809,211	$—	$12,809,211
Cost of revenues	—	—	—	11,401,940	—	11,401,940
Gross profit	—	—	—	1,407,271	—	1,407,271
Operating expenses	252,993	11,713	37,382	1,040,823	—	1,342,911
Profit (loss) from operations	(252,993)	(11,713)	(37,382)	366,448	—	64,360
Income (loss) from subsidiaries, VIE and VIE’s subsidiaries	244,243	255,956	293,300	—	(793,499)	—
Other income (loss), net	—	—	38	(29,181)	—	(29,143)
Income (loss) before income tax	(8,750)	244,243	255,956	337,267	(793,499)	35,217
Income tax expense	—	—	—	28,530	—	28,530
Net income (loss)	(8,750)	244,243	255,956	308,737	(793,499)	6,687
Less: net income attributable to non-controlling interests	—	—	—	15,437	—	15,437
Net income (loss) attributable to Baiya International Group Inc.	$(8,750)	$244,243	$255,956	$293,300	$(793,499)	$(8,750)

	For the Year Ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues	$—	$—	$—	$11,574,877	$—	$11,574,877
Cost of revenues	—	—	—	10,772,530	—	10,772,530
Gross profit	—	—	—	802,347	—	802,347
Operating expenses	107,638	4,356	36,024	1,373,418	—	1,521,436
Loss from operations	(107,638)	(4,356)	(36,024)	(571,071)	—	(719,089)
Loss from subsidiaries, VIE and VIE’s subsidiaries	(909,438)	(905,082)	(869,064)	—	2,683,584	—
Other income, net	—	—	5	(311,493)	—	(311,488)
Loss before income tax	(1,017,076)	(909,438)	(905,082)	(882,564)	2,683,584	(1,030,577)
Income tax expense	—	—	—	32,239	—	32,239
Net loss	(1,017,076)	(909,438)	(905,082)	(914,803)	2,683,584	(1,062,816)
Less: net loss attributable to non-controlling interests	—	—	—	(45,739)	—	(45,739)
Net loss attributable to Baiya International Group Inc.	$(1,017,076)	$(909,438)	$(905,082)	$(869,064)	$2,683,584	$(1,017,077)

	For the Year Ended December 31, 2022
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues	$—	$4,300	$—	$13,161,560	$(4,300)	$13,161,560
Cost of revenues	—	—	—	11,635,220	—	11,635,220
Gross profit	—	4,300	—	1,526,340	(4,300)	1,526,340
Operating expenses	—	5,250	17,094	2,910,553	(4,300)	2,928,597
Loss from operations	—	(950)	(17,094)	(1,384,213)	—	(1,402,257)
Loss from subsidiaries, VIE and VIE’s subsidiaries	(1,264,103)	(1,263,153)	(1,245,990)	—	3,773,246	—
Other income (expenses), net	—	—	(69)	96,066	—	95,997
Income (loss) before income tax	(1,264,103)	(1,264,103)	(1,263,153)	(1,288,147)	3,773,246	(1,306,260)
Income tax expense	—	—	—	23,421	—	23,421
Net income (loss)	(1,264,103)	(1,264,103)	(1,263,153)	(1,311,568)	3,773,246	(1,329,681)
Less: net loss attributable to non-controlling interests	—	—	—	(65,578)	—	(65,578)
Net loss attributable to Baiya International Group Inc.	$(1,264,103)	$(1,264,103)	$(1,263,153)	$(1,245,990)	$3,773,246	$(1,264,103)

Condensed Consolidating Schedule of Financial Position

	As of December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Cash	$222	$—	$1,656	$1,666,413	$—	$1,668,291
Accounts receivable, net	—	—	—	1,648,073	—	1,648,073
Due from related parties	1,000	—	—	40,549	(1,000)	40,549
Deferred offering costs	530,929	—	—	358,231	—	889,160
Prepaid expense and other current assets	—	—	318	967,148	(790,141)	177,325
Intercompany due from	—	—	—	—	—	—
Investment in subsidiaries and equity in VIE and VIE’s subsidiaries	1,071,178	1,075,529	1,163,112	—	(3,309,819)	—
Others	—	—	—	528,032	—	528,032
Total assets	$1,603,329	$1,075,529	$1,165,086	$5,208,446	$(4,100,960)	$4,951,430
Accounts payable	$500	$300	$—	$1,661,794	$—	$1,662,594
Advance from customers	—	—	—	29,675	—	29,675
Accrued liabilities and other payables	880,840	1,300	4,872	1,960,994	(790,141)	2,057,865
Taxes payable	—	—	116	146,123	—	146,239
Due to related parties	3,510	2,750	84,569	86,286	(6,260)	170,855
Intercompany due to		—	—	—	—	—
Others	—	—	—	334,138	—	334,138
Total liabilities	884,850	4,350	89,557	4,219,010	(796,401)	4,401,366
Total Company shareholders’ equity	718,479	1,071,179	1,075,529	939,641	(3,304,559)	500,269
Non-controlling interests	—	—	—	49,795	—	49,795
Total equity	$718,479	$1,071,179	$1,075,529	$989,436	$(3,304,559)	$550,064

	As of December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Cash	$222	$—	$1,225	$30,526	$—	$31,973
Accounts receivable, net	—	—	—	3,692,078	—	3,692,078
Due from related parties	1,000	—	—	2,810,786	—	2,811,786
Deferred offering costs	300,483			368,168		668,651
Prepaid expense and other current assets	—	—	323	237,635	—	237,958
Loan receivable from third parties, current				174,357		174,357
Intercompany due from	—	10	—	300,483	(300,493)	—
Investment in subsidiaries and equity in VIE and VIE’s subsidiaries	663,042	668,338	720,515	—	(2,051,895)	—
Others	—	—	—	6,388	—	6,388
Total assets	$964,747	$668,348	$722,063	$7,620,421	$(2,352,388)	$7,623,191
Accounts payable	$—	$600	$—	$2,835,382	$—	$2,835,982
Loan payable to third parties, current	—	—	—	140,800	—	140,800
Advance from customers	—	—	—	30,498	—	30,498
Accrued liabilities and other payables	104,360	4,706	2,005	1,855,412	—	1,966,483
Taxes payable	—	—	118	264,553	—	264,671
Due to related parties	3,510	—	51,602	984,897	—	1,040,009
Intercompany due to	300,483	—	—	10	(300,493)	—
Others	—	—	—	750,431	—	750,431
Total liabilities	408,353	5,306	53,725	6,861,983	(300,493)	7,028,874
Total Company shareholders’ equity	556,394	663,042	668,338	720,516	(2,051,895)	556,395
Non-controlling interests	—	—	—	37,922	—	37,922
Total equity	$556,394	$663,042	$668,338	$758,438	$(2,051,895)	$594,317

	As of December 31, 2022
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Cash	$—	$—	$494	$2,403,676	$—	$2,404,170
Accounts receivable, net	—	—	—	2,432,947	—	2,432,947
Advance to suppliers, net	—	—	—	41,564	—	41,564
Due from related parties	—	—	—	1,969,553	—	1,969,553
Deferred offering costs	73,396	—	—	379,125	—	452,521
Prepaid expense and other current assets	—	—	308	411,881	—	412,189
Intercompany due from	—	—	—	73,396	(73,396)	—
Investment in subsidiaries and equity in VIE and VIE’s subsidiaries	1,616,653	1,617,603	1,634,348	—	(4,868,604)	—
Others	—	—	—	165,485	—	165,485
Total assets	$1,690,049	$1,617,603	$1,635,150	$7,877,627	$(4,942,000)	$7,878,429
Accounts payable	$—	$—	$—	$1,772,456	$—	$1,772,456
Advance from customers	—	—	—	31,406	—	31,406
Accrued liabilities and other payables	—	950	2,285	1,844,812	—	1,848,047
Taxes payable	—	—	38	238,369	—	238,407
Due to related parties	—	—	15,224	1,483,104	—	1,498,328
Intercompany due to	73,396	—	—	—	(73,396)	—
Others	—	—	—	787,114	—	787,114
Total liabilities	73,396	950	17,547	6,157,261	(73,396)	6,175,758
Total Company shareholders’ equity	1,616,653	1,616,653	1,617,603	1,634,348	(4,868,604)	1,616,653
Non-controlling interests	—	—	—	86,017	—	86,017
Total equity	$1,616,653	$1,616,653	$1,617,603	$1,720,365	$(4,868,604)	$1,702,670

Condensed Consolidating Schedule of Cash Flows

	For the Year Ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net cash provided by (used in) operating activities	$—	$—	$(34,383)	$1,618,140	$—	$1,583,757
Net cash used in investing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	—	34,853	42,135	—	76,988
Effect of exchange rate change on cash	—	—	(40)	(24,387)	—	(24,427)
Net increase (decrease) in cash	—	—	430	1,635,888	—	1,636,318
Cash, beginning of the year	222	—	1,225	30,526	—	31,973
Cash, end of the year	$222	$—	$1,655	$1,666,414	$—	$1,668,291

	For the Year Ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net cash provided by (used in) operating activities	$222	$—	$747	$(1,802,082)	$—	$(1,801,113)
Net cash used in investing activities	—	—	—	—	—	—
Net cash used in financing activities	—	—	—	(508,149)	—	(508,149)
Effect of exchange rate change on cash	—	—	(16)	(62,919)	—	(62,935)
Net increase (decrease) in cash	222	—	731	(2,373,150)	—	(2,372,197)
Cash, beginning of the year	—	—	494	2,403,676	—	2,404,170
Cash, end of the year	$222	$—	$1,225	$30,526	$—	$31,973

	For the Year Ended December 31, 2022
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net cash provided by operating activities	$—	$—	$506	$406,134	$—	$406,640
Net cash used in investing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	—	—	1,930,174	—	1,930,174
Effect of exchange rate change on cash	—	—	(12)	(67,120)	—	(67,132)
Net increase in cash	—	—	494	2,269,188	—	2,269,682
Cash, beginning of the year	—	—	—	134,488	—	134,488
Cash, end of the year	$—	$—	$494	$2,403,676	$—	$2,404,170

A. Selected Financial Data

Not applicable.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Investing in our securities involves a high degree of risk. In addition to the other information contained in this Report, including the matters addressed under the headings “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects”, and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors presented in this Report. The risks associated with our company are discussed below, and many of these risks may have various ramifications. Therefore, the information below should be viewed as a starting point for understanding the significant risks relating to our company, and not as a limitation on the potential impact of the matters discussed. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to our business, reputation, brand, financial condition, results of operations and future prospects.

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully. The occurrence of one or more of the events or circumstances described in this section, alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations.

Risks Relating to Our Business and Industry

●	Our PRC operating entities operate in the emerging, dynamic, and competitive flexible employment industry, which makes it difficult for investors to evaluate our PRC operating entities’ future prospects, and we cannot assure you that their current or future strategies will be successfully implemented or will generate sustainable profit.

●	We have a limited operating history and are subject to the risks encountered by development-stage companies. We cannot assure you that the market for our services will develop as we expect or we will be able to maintain the growth rate that they have experienced to date.

●	The proper functioning of our Gongwuyuan platform and its technology infrastructure is essential to our business. Any errors in or disruption to the PRC operating entities’ IT systems and infrastructure and those on which they rely could materially affect their ability to maintain the satisfactory performance of their platform and deliver consistent services to their clients.

●	The PRC operating entities rely on cooperation with third party companies for aspects of their business, which could result in disruption, increased costs, reputation risks and may adversely affect their business and results of operations.

●	Our customers may raise objection to and claim for compensation for the outsourcing arrangement carried out by the PRC operating companies in completing relevant worker recruitment or labor assignments which could have a material adverse effect on our business operation and financial conditions.

●	Due to seasonal variations in demand for blue-collar workers and human resource related services, the PRC operating entities experience material fluctuations in their revenue streams which affect their ability to predict their quarterly results and which may also cause quarterly results to vary from period to period.

●	The PRC operating entities are dependent on their Internet service providers, and the PRC operating entities are vulnerable to failures of the Internet, telecommunications networks in China and the PRC operating entities’ technology platform.

●	If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	We (or a foreign investor) may become at risk of being taxed or imposed a penalty under Announcement 7 and may be required to expend valuable resources to comply with Announcement 7 or to establish that we (or such foreign investor) should not be taxed under Announcement 7, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

Risks Relating to the Variable Interest Entity (VIE) Structure

●	The PRC government may find that the Contractual Arrangements with the VIE and its shareholders to operate our business in China do not comply with applicable PRC Laws, or if these applicable PRC Laws or the interpretation of existing applicable PRC Laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Additionally, such determination by the PRC government and changes or interpretations in PRC Laws, if occurred, may cause significant decline in the value of our shares, or even render our shares worthless.

●	We rely on Contractual Arrangements with the VIE and certain shareholders of the VIE to consolidate financial results of the PRC operating entities.

●	We may lose the ability to use and enjoy assets held by Gongwuyuan that are material to our business operations if Gongwuyuan or one of its subsidiaries declares bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law, and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

Risks Relating to Doing Business in China

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Ordinary Shares, including potentially causing the value of the Ordinary Shares to decline or be worthless.

●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our, and VIE’s business.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in of laws and regulations in China applicable to us could adversely affect us and limit the legal protections available to you and us.

●	The PRC operating entities may be liable for improper collection, use or appropriation of personal information provided by our customers and users.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

●	Failure to obtain or renew relevant requisite licenses, permits, authorization, approvals or certificates from the relevant government authorities related to our business operation could have a material adverse effect on our ability to conduct our business and our financial conditions.

●	It may be difficult to effect service of process upon our directors or officers named in this annual report who reside in mainland China or enforce non-mainland China court judgements against us or them.

Risks Relating to the Ordinary Shares

●	A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on Nasdaq in the future.

●	Our Ordinary Share price may change significantly following our initial public offering regardless of our operating performance, and you may not be able to resell your Ordinary Shares at or above the initial public offering price.

●	You may experience further dilution in the future.

●	We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and you may have different protection of your shareholder rights than you would have under United States law.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.

Risks Relating to Our Business and Industry

Our PRC operating entities operate in the emerging, dynamic, and competitive flexible employment industry, which makes it difficult for investors to evaluate our PRC operating entities’ future prospects, and we cannot assure you that their current or future strategies will be successfully implemented or will generate sustainable profit.

We primarily operate in China’s flexible employment industry through our PRC operating entities. The flexible employment industry is relatively new and rapidly evolving, business models continue to evolve, and the industry may not develop as we anticipate. The regulatory framework in China governing the flexible employment industry is also developing and may remain uncertain in the near future. As our PRC operating entities’ business develops and in response to the evolving client needs and market competition, our PRC operating entities need to continuously introduce new services, improve their existing services, or adjust and optimize their business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new services, our PRC operating entities may need to impose more rigorous risk management systems and policies, which may negatively affect manage the PRC operating entities’ the growth of their business. Any significant change to our PRC operating entities’ business model may not achieve expected results and may materially and adversely affect their financial condition and results of operations. It is therefore difficult to accurately predict the PRC operating entities’ future prospects.

You should consider the PRC operating entities’ business and prospects in light of the risks and challenges that they encounter or may encounter as an entrant in the newly emerging and rapidly evolving market in which they operate and their limited operating history. These risks and challenges include the PRC operating entities’ ability to, among other things:

●	build a well-recognized and respected brand;

●	continue to develop and improve the Gongwuyuan Platform;

●	establish and expand the PRC operating entities’ client base;

●	maintain and enhance the PRC operating entities’ relationships with their business partners;

●	attract, retain, and motivate talented employees;

●	anticipate and adapt to changing market conditions and competitive landscape;

●	manage the PRC operating entities’ future growth;

●	ensure that the performance of the Gongwuyuan Platform and services meets client expectations;

●	maintain or improve the PRC operating entities’ operational efficiency;

●	navigate a complex and evolving regulatory environment;

●	defend ourselves in any legal or regulatory actions against the PRC operating entities;

●	enhance the PRC operating entities’ technology infrastructure and maintain the security of their system and the confidentiality of the information provided and utilized across their system;

●	avoid and remedy operating errors as a result of human or system errors; and

●	identify and address conflicts of interest.

If the PRC operating entities fail to address any or all of these risks and challenges, if the PRC operating entities fail to educate business partners and clients about the value of their platform and services, if the market for their products and services does not develop as they expect, if they fail to address the needs of their target clients, or if they are not able to effectively tackle other risks and challenges that they may encounter, the PRC operating entities’ business and results of operations may be adversely affected.

We have a limited operating history and are subject to the risks encountered by development-stage companies. We cannot assure you that the market for our services will develop as we expect or we will be able to maintain the growth rate that they have experienced to date.

We provide our services in the flexible employment industry through our PRC operating entities. We originally provided job matching services via traditional methods beginning in 2017, and have since launched our online Gongwuyuan Platform and expanded our services to include entrusted recruitment, project outsourcing, labor dispatch, and others, and have achieved rapid growth in terms of client base and revenue. However, the PRC operating entities’ limited operating history in the flexible employment industry may not be indicative of their future growth or financial results. There is no assurance that the PRC operating entities will be able to maintain their historical growth rates in future periods. The PRC operating entities’ growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in their industry may encounter, including, among others, risks and uncertainties regarding the PRC operating entities’ ability to:

●	continue the development of and enrich our Gongwuyuan Platform;

●	retain existing clients and attract new clients;

●	offer customized and comprehensive services tailored to employers’ needs throughout the recruitment process;

●	upgrade existing technology and infrastructure and develop new technologies to integrate our services into an ecosystem on our Gongwuyuan Platform;

●	successfully compete with other companies that are currently in, or may in the future enter, the crowdsourcing recruitment industry, the flexible employment industry, or similar industries; and

●	observe and strategize on the latest market trends in order to maintain growth and remain competitive.

All of these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our services does not develop as expected or if we fail to address the needs of the flexible employment industry, our business, results of operations, and financial condition will be materially and adversely affected.

The proper functioning of our Gongwuyuan platform and its technology infrastructure is essential to our business. Any errors in or disruption to the PRC operating entities’ IT systems and infrastructure and those on which they rely could materially affect their ability to maintain the satisfactory performance of their platform and deliver consistent services to their clients.

To grow our business, we are dependent on the ability of the IT systems of our PRC operating entities. The reliability, availability and satisfactory performance of these IT systems are critical to our success, our ability to attract and retain clients and their ability to maintain a satisfactory user experience and client service. The PRC operating entities’ servers may be vulnerable to computer viruses, traffic spike that exceeds the capacity of the PRC operating entities’ or their servers, electricity power interruptions, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill client orders.

The software, hardware, and systems and those on which our PRC operating entities and our Gongwuyuan Platform rely upon may contain undetected errors that could have a material adverse effect on our business, particularly to the extent such errors are not detected and remedied quickly. Since clients use the PRC operating entities’ services for important aspects of their businesses, any errors, defects, disruptions in services, or other performance problems with the PRC operating entities’ services could hurt their reputation and damage their clients’ businesses. Software and system errors, or human error, could delay or inhibit posting of jobs or prevent the PRC operating entities from collecting transaction fees. We can provide no assurance that these systems will not experience unexpected human errors, system errors or interruptions in the future, or that their current security mechanisms will be sufficient to protect their IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage their reputation and result in a material decrease in our operations and revenue.

Maintaining and upgrading the technology infrastructure on which we rely upon, especially our Gongwuyuan Platform, require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our Gongwuyuan Platform and other systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve the technology infrastructure on which we and our Gongwuyuan Platform rely upon could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect the PRC operating entities’ business, financial condition and results of operations.

Because the PRC operating entities face significant competition in all of their businesses, they may lose market share and our results of operations may be materially and adversely affected.

Our PRC operating entities face significant competition in all of their businesses. We face competition from traditional recruitment companies such as Career International, ManpowerGroup and Renrui Human Resources, platform based human resource service providers, and other crowdsourcing recruitment and HR management service providers in the flexible employment marketplace, including certain crowdsourcing recruiting companies that are also focused on blue-collar workers in China.

Some of these competitors have a longer operating history, strategic partnerships, and significantly greater financial resources, and may have greater financial, management, technological development, sales, marketing and other resources than we do, and in turn, may be able to attract and retain more clients, operate at a lower cost, and establish larger cooperative partnerships due to company scale. They may also be able to adopt our business model and intensify competition. As a result, we may experience reduced margins, loss of market share or decreased usage of our services by Customers, Employing Companies and HR Service Companies. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative, technological or other advantages over the PRC operating entities’ services. If the PRC operating entities are unable to compete effectively with current or future competitors as a result of these or other factors, the PRC operating entities’ market share and their results of operations may be materially and adversely affected.

New competitors face low entry barriers to flexible employment industry, and successful entry by new competitors may cause us to lose market share and materially and adversely affect our results of operations.

We face competition from new entrants in the flexible employment industry, especially in areas such as recruitment crowdsourcing, HR management services and other human resource related services industries where our PRC operating entities primarily operate. The PRC operating entities may face increased competition from companies focusing on flexible employment, dedicated human resource service providers, crowdsourcing companies, and other such recruitment companies focusing their services towards blue-collar workers. The PRC operating entities’ businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, and short start-up lead times. As a result, potential market entrants face relatively low barriers to entry to all of our service markets, and could acquire significant numbers of clients, including corporate customers and human resource service providers, within a relatively short period of time. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

If the use of our Gongwuyuan Platform for our recruitment and human resource services do not grow in market acceptance, our business and results of operations may be materially and adversely affected.

The business success of our PRC operating entities, in a large part, depends on the adoption and use of our Gongwuyuan Platform to provide their services to Customers, Employing Companies, HR Service Companies and blue-collar workers in China. The PRC operating entities face challenges in promoting adoption and usage of the Gongwuyuan Platform, which involves, among other things, how business enterprises, human resource and labor companies connect and interact regarding human resources, standardization of employment processes and human resource management structures, and the promotion of career development and improvement of welfare benefits for blue-collar workers. Even though the use of online platforms, such as our Gongwuyuan Platform, has become more prevalent in China, the use of such online platforms as a medium for flexible employment has a limited history. As such, if there are any negative perceptions as to the effectiveness of the Gongwuyuan Platform and the services available, or any significant failure of the Gongwuyuan Platform to gain broader acceptance and trust as a reliable medium, our business and results of operations could be materially and adversely affected.

The PRC operating entities rely on cooperation with third party companies for aspects of their business, which could result in disruption, increased costs, reputation risks and may adversely affect their business and results of operations.

The PRC operating entities are reliant on third party vendors for their business operations, such as partnerships with human resource companies in connection with job matching services, entrusted recruitment services and project outsourcing services, and cooperation with third party companies for various ongoing technical support of our Gongwuyuan Platform. This reliance exposes the PRC operating entities to other risks, including increased costs, supply chain interruptions, potential disruptions to our business operations and reputational risk. However, there can be no assurance that the PRC operating entities’ arrangements with these companies will be extended or renewed after their respective expiration or that the PRC operating entities will be able to extend or renew such arrangements on terms and conditions favorable to them. While we believe that these third-party companies provide greater efficiency and are imperative to the services that the PRC operating entities provide, our dependence on these third-party companies increases the risk that the PRC operating entities’ business and operations will be adversely affected if we are unable to timely provide our services through our third-party companies consistent with the needs of our clients. Similarly, the PRC operating entities’ profit margins could be adversely affected a third-party company needed to be replaced for performance or economic issues.

The PRC operating entities’ operations also depend significantly upon the ability of these third party companies to protect client and worker data. While the PRC operating entities have implemented security measures during use of the Gongwuyuan Platform, we cannot guarantee that the third-party companies have implemented the same. The loss and/or theft of confidential, personally identifiable, or other sensitive data, including data about our clients, workers and/or associates, or the PRC operating entities’ human resources operations, or our human resources operations, could damage our reputation in the market, and our business and financial results could be materially and adversely affected.

Our Gongwuyuan Platform may rely on third parties for elements of the payment processing infrastructure underlying our platform. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

As we continue to develop our platform to support relevant payment needs, Gongwuyuan Platform may rely on third parties payment providers for elements of our payment-processing infrastructure to support relevant payment needs such as wage payments from Employing Company to workers, and these third parties may refuse to enter or renew contracts with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted.

The PRC operating entities are subject to potential legal liability from both employers and individual workers arising from disputes regarding recruitment process and employment relationships.

The PRC operating entities are exposed to potential claims associated with the recruitment process, including claims by clients seeking to hold the PRC operating entities liable for failures to properly fulfil contractual obligations to meet their employment and labor needs, claims by either employers and workers seeking damages due to failures of certain features made or to be made available on our Gongwuyuan Platform, claims alleging discrimination or other violations of employment law or other laws or regulations by blue-collar workers, claims by workers alleging failure to fulfill payroll and required social benefits under our labor dispatching service, or other such proceedings, investigations and claims incidental to the conduct of our crowdsourcing recruitment services. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. The PRC operating entities do not maintain insurance coverage for liabilities arising from claims by employers, employees, candidates or third parties.

Our customers may raise objection to and claim for compensation for the outsourcing arrangement carried out by the PRC operating companies in completing relevant worker recruitment or labor assignments which could have a material adverse effect on our business operation and financial conditions.

In completing relevant worker recruitment or labor assignments for customers, the PRC operating entities may outsource the labor assignments to HR service companies or entrust/cooperate with HR service companies to recruit the required workers in their business operation. While the PRC operating entities believe most of the customers will not have any objection with this type of outsourcing arrangement, if any, there are no explicit provisions in the contracts between the PRC operating entities and the customers permitting such outsourcing arrangement. In the event that the customers raise objection to the outsourcing arrangement or claim for compensation against the PRC operating entities due to breach of contract or other reasons, we may not be able to complete the worker recruitment or labor assignments by ourselves on a timely basis or at all, and we may have to make compensation for our customers, the business cooperation between the customers and us may be interrupted or terminated, which could have a material adverse effect on our business operation and financial conditions.

Due to seasonal variations in demand for blue-collar workers and human resource related services, the PRC operating entities experience material fluctuations in their revenue streams which affect their ability to predict their quarterly results and which may also cause quarterly results to vary from period to period.

The PRC operating entities experience material fluctuations in their revenue streams which affect their ability to predict quarterly results. For example, in the period following the Chinese New Year holiday in the first quarter, the PRC operating entities’ industry historically experiences an increase in recruitment activity. During this peak period, demand for online recruitment and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects the PRC operating entities’ first and second quarter results as well as their comparability to financial results of the same quarters in prior years. Due to these factors, the PRC operating entities’ revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for the PRC operating entities to predict revenues for a particular quarter. Therefore, actual results may differ significantly from the PRC operating entities’ targets or estimated quarterly results, which could negatively affect our cash flow for such periods.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The use of online platforms for crowdsourcing recruitment services is characterized by rapid technological developments, frequent launches of new products and services, introductions of new business models, changes in customer needs and behavior, and evolving industry standards. If we fail to adapt our Gongwuyuan Platform to these developments, our PRC operating entities’ recruitment services may become less competitive or obsolete. For example, the number of people accessing the Internet through mobile devices, including smartphones, tablets and other hand-held devices, has increased in recent years, and the PRC operating entities expect this trend to continue as 5G and more advanced mobile communications technologies are broadly implemented. As our Gongwuyuan Platform is available across a variety of mobile operating systems and devices, we are dependent on the interoperability of their services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of the PRC operating entities’ services or give preferential treatment to competitive services could adversely affect usage of their services. In order to respond to new developments, we may be required to undertake substantial efforts and incur significant costs to ensure that our Gongwuyuan Platform is up-to-date with the latest technological developments. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business may be materially and adversely affected.

If we or our PRC operating entities are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.

If we fail to successfully develop and enhance the perception of the our Gongwuyuan Platform as a leading crowdsourcing recruitment platform, undertake effective marketing and promotional activities, maintain cooperation and partnerships with human resources and recruitment companies, outsourcing companies and regional businesses, and generally provide high quality services, we or our PRC operating entities may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. In addition, if job seeker profiles or recruitment advertisements on the Gongwuyuan Platform are found to contain inaccurate or false information, the value proposition of the use of our Gongwuyuan Platform as a leading online crowdsourcing recruitment platform in a developing industry may be weakened. Furthermore, the PRC operating entities may be subject to claims by its users seeking to hold them liable for such inaccurate or false information. Any claims, regardless of merit, may force the PRC operating entities to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage the PRC operating entities’ reputation and brand names. The PRC operating entities may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of the PRC operating entities’ brand names. Any significant damage to the PRC operating entities’ reputation, the perceived quality or awareness of the PRC operating entities’ brand names or services, or any significant failure on the PRC operating entities’ part to promote and protect their brand names and reputation could make it more difficult for them to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business and operating results.

Negative publicity and allegations involving us, the PRC operating entities, the PRC operating entities’ shareholders, directors, officers, employees and business partners may affect our reputation and, as a result, our business may be negatively affected.

The PRC operating entities, the PRC operating entities’ shareholders, directors, officers, employees and business partners may be subject to negative media coverage and publicity from time to time. Such negative coverage and publicity could threaten the perception of the PRC operating entities’ brand names and damage their reputation. In addition, to the extent the PRC operating entities’ employees and business partners are subject to allegations of non-compliance, regardless of merit, with any relevant laws or regulations, the PRC operating entities may also suffer negative publicity or harm to their reputation. As a result, the PRC operating entities may be required to spend significant time and incur substantial costs in response to allegations and negative publicity, which could adversely affect our business and operational costs.

The PRC operating entities are dependent on their Internet service providers, and the PRC operating entities are vulnerable to failures of the Internet, telecommunications networks in China and the PRC operating entities’ technology platform.

The PRC operating entities’ online businesses, including the development of the Gongwuyuan Platform, are relying on the performance and reliability of China’s Internet infrastructure, the continual accessibility of bandwidth and servers to the PRC operating entities’ service providers’ networks, and the continuing performance, reliability and availability of the PRC operating entities’ technology platform. The PRC operating entities cannot assure you that the Internet infrastructure and telecommunications networks in China will be able to support the increased demands associated with the continued growth in Internet usage.

Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network.

The PRC operating entities rely on a limited number of telecommunications service providers to provide them with data communications capacity through local telecommunications lines and data centers to host the PRC operating entities’ servers. The PRC operating entities are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or telecommunications networks. In addition, the PRC operating entities have no control over the costs of the services provided by the telecommunications service providers. If they fail to provide these services, the PRC operating entities would be required to seek other providers, and there is no assurance that the PRC operating entities will be able to find alternative providers willing or able to provide high quality services and there is no assurance that such providers will not charge them higher prices for their services. If the prices that the PRC operating entities are required to pay for Internet services rise significantly, the PRC operating entities’ results of operations could be adversely affected.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our Gongwuyuan Platform generates and processes a large quantity of business, financial, personal and transaction data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	ensuring the security of financial and transaction information of the users of our Gongwuyuan Platform;

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

The PRC operating entities rely heavily on their information systems, and any failure to properly protect privacy and to maintain and secure the PRC operating entities’ systems could seriously damage the PRC operating entities’ reputation, disrupt the PRC operating entities’ operations and harm their business.

The Internet industry is facing significant challenges regarding information security and privacy. As the use of the Internet grows in everyday life, the general public is increasingly aware of the vulnerability of confidential and private information. Certain data and services collected, provided or used by the PRC operating entities in their systems or provided to and used by them, the PRC operating entities’ partners, the PRC operating entities’ customers or their job seekers contain confidential and private information, such as names, user IDs and passwords and payment or transaction related information. The PRC operating entities’ ability to store, retrieve, process, manage and protect substantial amounts of data and information, including the PRC operating entities’ client and candidate databases, is an important part of the PRC operating entities’ operations and a critical component of their success.

In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. In December 2012 and July 2013, the Standing Committee of the National People’s Congress and the MIIT issued new laws and regulations to enhance the legal protection of information security and privacy on the Internet, and also require Internet operators to take measures to ensure confidentiality of user information. The PRC Counter-Terrorism Law, which became effective on January 1, 2016 and amended in April 2018, requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. The PRC Cyber Security Law, which became effective on June 1, 2017, requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In May 2020, the PRC Civil Code, which became effective on January 1, 2021, was promulgated and also provides specific provisions regarding the protection of personal information. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated Personal Information Protection Law of the People’s Republic of China, which became effective on November 1, 2021, to regulate activities of processing of personal information and promote a reasonable use of personal information. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Data Security Management Regulations”), which became effective on January 1, 2025. The Data Security Management Regulations clarifies the rules for processing personal information and the specific provisions that must be followed, requiring network data processors to provide convenient methods and channels to support individuals in exercising their rights, and not to set unreasonable conditions that limit individuals’ reasonable requests. At the same time, it specifies the protection obligations for collecting personal information using automated collection techniques, and refines the implementation pathways for personal information transfer requests. However, the interpretation and application of such laws in China are often uncertain and in flux.

In addition, on December 18, 2020, the PRC Ministry of Human Resources and Social Security, or the MOHRSS, issued the Regulations on the Administration of Online Recruitment Services, which became effective on March 1, 2021. These regulations require human resource service organizations engaged in online recruitment services to comply with the cybersecurity protection obligations requested by PRC laws and regulations, and adopt technical or other necessary measures to ensure the network, information system and user information security of recruitment services. At the same time, such regulations require human resource service organizations to comply with personal information protection obligations requested by PRC laws and regulations when collecting and using users’ personal information, and to establish user information protection systems for online recruitment service.

While the PRC operating entities have adopted measures and strive to comply with relevant data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against the PRC operating entities by government agencies or others, and could damage the PRC operating entities’ reputation. The PRC operating entities cannot guarantee the effectiveness of the measures they have undertaken, and such measures may still be determined as insufficient, improper or deficient by relevant authorities. Concerns about the PRC operating entities’ practices and systems with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on the PRC operating entities’ information safety or privacy protection mechanism and policy, even if unfounded, could harm the PRC operating entities’ business. Any damage to the PRC operating entities’ reputation and brand names may adversely impact the size, engagement and loyalty of the PRC operating entities’ job seekers and employers, which could materially and adversely affect the PRC operating entities’ financial condition and results of operations. The PRC operating entities must further develop and enhance their information systems to compete effectively and ensure their compliance with relevant laws and regulations, which may require significant staff and financial resources. If the PRC operating entities’ online platforms are not properly maintained and secured, the PRC operating entities’ operations could be seriously disrupted and their business significantly harmed.

If we are unable to attract and retain qualified personnel, we may not be able to grow effectively and our business, financial condition, and results of operation may be materially and adversely affected.

Our success depends on our ability to keep pace with rapid technological changes in the development and implementation of our services and HR SaaS solutions. Additionally, our Gongwuyuan Platform is reliant on a variety of technologies, including those which support our “Yun Dan Bao” transaction system, intelligent HR management, payroll, and client data analytics. We face fierce competition for qualified personnel to continue the development of our Gongwuyuan Platform and improve our business and human resource services. If we are not able to compete effectively for highly qualified personnel or attract and retain top talent at reasonable costs, our technology development capabilities would be materially and adversely impacted. If we are unable to continue development of our Gongwuyuan Platform and to continue evolving our technologies in pace with industry developments, it could have a negative effect on our services and HR SaaS solutions and our ability to develop and maintain a competitive advantage, and our financial condition and results of operations may be materially and adversely affected.

Our future success also depends upon our ability to attract and retain highly qualified management personnel. Expansion of our business and our management will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. We may not be able to attract or retain highly qualified personnel as competition for skilled management personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

The PRC operating entities operate in an evolving market, and the PRC operating entities’ business and results of operations may suffer if they do not successfully manage their growth.

The PRC operating entities operate in a rapidly evolving market. While the PRC operating entities have grown significantly since their commenced operations in 2017, the PRC operating entities intend to continue to expand in size and increase the number of services they provide. The PRC operating entities’ success in managing this growth will depend to a significant degree on the ability of the members of their senior management to operate effectively both independently and as a group.

As a growing company, the PRC operating entities may encounter risks and difficulties including their potential failure to:

●	implement the PRC operating entities’ business model and strategy and adapt and modify them as needed;

●	increase awareness of the PRC operating entities’ brand names, protect the PRC operating entities’ reputation and develop customer loyalty;

●	manage the PRC operating entities’ expanding operations and service offerings, including the integration of any acquisitions;

●	maintain adequate control of the PRC operating entities’ expenses;

●	improve and develop financial and management information systems, controls and procedures; and

●	attract, retain and motivate qualified personnel.

Although the PRC operating entities have achieved profitability for a period of time, the PRC operating entities expect that their ongoing expansion will increase their operating expenses. In addition, new business initiatives may expose the PRC operating entities to new challenges and uncertainties. The PRC operating entities’ historical results of operations should not be taken as indicative of the rate of growth, if any, or the level of profitability, if any, that can be expected in the future. If the PRC operating entities do not successfully manage their growth, the PRC operating entities’ business and results of operations may be materially and adversely affected.

If the PRC operating entities are unable to prevent others from using their intellectual property, the PRC operating entities’ business may be materially and adversely affected.

The PRC operating entities’ intellectual property may be subject to various forms of theft and misappropriation. Competitors may copy and distribute content from the PRC operating entities’ platforms and from the training materials that they use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from the PRC operating entities’ websites. The PRC operating entities are also susceptible to others copying their business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is still developing and may afford the PRC operating entities little or no effective protection sometimes. Preventing unauthorized use of the PRC operating entities’ intellectual property is difficult, time consuming and expensive. Misappropriation of the PRC operating entities’ content, trademarks and other intellectual property could divert significant business to the PRC operating entities’ competitors, damage the PRC operating entities’ brand names and reputation, and require the PRC operating entities to initiate litigation that could be expensive and divert management resources from the operation of their businesses.

The PRC operating entities may be subject to liability for placing advertisements with content that is deemed inappropriate.

PRC laws and regulations, such as the PRC Advertising Law which became effective on February 1, 1995 and its amendment which became effective on April 29, 2021, the Measures for the Administration of Online Advertising promulgated the PRC State Administration for Market Regulation, or the SAMR, which became effective on May 1, 2023, the Circular on Launching a Special Program to Rectify Internet Advertisements, which was issued on February 9, 2018, and the PRC E-Commerce Law, which became effective on January 1, 2019, prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, infringes upon personal and property safety, discloses privacy or state secrets, harms the physical and mental health of minors or the disabled, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. An Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers can tell it is an advertisement. Paid search advertisements shall be clearly distinguished from natural search results. Advertisements shall be published or distributed by means of the Internet without affecting the normal use of the network by users. Advertisements published on Internet pages in the form of pop-up or other forms shall be clearly marked with a “Close” sign to ensure a “Click to Close”. If the PRC operating entities are deemed to be in violation of such laws and regulations, the PRC operating entities may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of the PRC operating entities’ business license, any of which may materially and adversely affect the PRC operating entities’ business.

Hacking and computer viruses may cause delays or interruptions on the PRC operating entities’ systems and may reduce use of their services and damage their reputation and brand names.

Hacking and computer viruses may cause delays or other service interruptions on the PRC operating entities’ systems. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose the PRC operating entities to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to the PRC operating entities’ hardware and software systems and databases, disruptions to the PRC operating entities’ business activities, including to the PRC operating entities’ e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to the PRC operating entities’ websites through the use of “denial of service” or similar attacks, and other material adverse effects on the PRC operating entities’ operations. Although to date the PRC operating entities have not been subject to significant targeted disruptions or hacking, the PRC operating entities may incur significant costs to continue to protect their systems and equipment against the threat of, and to repair any damage caused by, hacking and computer viruses. Moreover, if hacking or a computer virus affects the PRC operating entities’ systems and is highly publicized, the PRC operating entities’ reputation and brand names could be materially damaged and use of their services may decrease.

The considerable uncertainty in Chinese economic growth could hurt demand of the service products of the PRC operating entities.

While China has grown significantly over the past two decades, the growth rate may decrease due to uncertainties with respect to national structural control along with other factors. If China’s growth rate slows, or even declines, demand for the services of the PRC operating entities might be accordingly decreased. Therefore, the business of the PRC operating entities might be adversely affected by the slowdown in the economic conditions, which would negatively affect sales of their products, operations of our company and our financial condition.

The loss of any of the key customers of the PRC operating entities could reduce our revenues and our profitability.

We consider the major customers of the PRC operating entities in each period to be those customers that accounted for more than 10% of our revenue in such period. The PRC operating entities had four major customers, China Post Group Co., Ltd — Zhaoqing Branch, Nanchang Jiesite Environmental Protection Co., Ltd., China Post Group Co., Ltd — Zhaoqing Branch, Guangdong Yingwang Industrial Investment Co., Ltd. and China Post Group Co., Ltd — Zhongshan Branch, who accounted for approximately $4,393,353, or 34%, $3,055,082 or 24%, $2,542,167, or 20% and $1,479,155 or 12%, respectively, of total revenues for the year ended December 31, 2024. The PRC operating entities had three major customers, Nanchang Jiesite Environmental Protection Co., Ltd., China Post Group Co., Ltd and Guangdong Yingwang Industrial Investment Co., Ltd., who accounted for approximately $5,070,838, or 44%, $2,006,486 or 17%, and $1,277,408, or 11% of total revenues for the year ended December 31, 2023. The PRC operating entities had three major customers, Nanchang Jiesite Environmental Protection Co., Ltd., China Post Group Co., Ltd and Guangdong Yingwang Industrial Investment Co., Ltd., who accounted for approximately $3,422,005, or 26%, $2,895,543 or 22% and $2,369,080, or 18%, of total revenues for the year ended December 31, 2022. All of these major customers are new customers of the PRC operating entities but we consider that their relationship with them are stable and solid. However, there can be no assurance that the PRC operating entities will maintain or improve the relationships with customers who do not have long-term contracts with them. If the PRC operating entities cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such revenues could have an adverse effect on our business, financial condition and results of operations.

During any growth, the PRC operating entities may encounter problems related to their operational and financial systems and controls, including quality control and delivery and production capacities.

Any significant growth in the market for the services of the PRC operating entities or their entry into new markets may require additional employees for managerial, operational, financial and other purposes. Our PRC operating entities would also need to continue to expand, train and manage their employees. Continued future growth will impose significant added responsibilities upon their management to identify, recruit, maintain, integrate, and motivate new employees.

We cannot assure you that the internal growth strategy of the PRC operating entities will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of the strategies of the PRC operating entities is to grow internally through increasing the development of new services and improving the quality of existing services. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, the PRC operating entities’ ability to improve their services to realize the benefits of their research and development efforts, new PRC regulations related to the flexible employment market, unexpected costs, and costs associated with marketing efforts. We cannot, therefore, assure you that the PRC operating entities will be able to successfully overcome such obstacles and establish their services in any additional markets. The inability of the PRC operating entities to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have, either collectively or individually, considerable influence over our corporate matters, their interests may differ from the interests of our company as a whole. These shareholders could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The business of the PRC operating entities depends on the continued efforts of their senior management. If one or more of the key executives of the PRC operating entities were unable or unwilling to continue in their present positions, the business of senior management may be severely disrupted.

The business operations of the PRC operating entities depend on the continued services of their senior management, particularly the executive officers named in this annual report. While the PRC operating entities have provided different incentives to their management, we cannot assure you that the PRC operating entities can continue to retain their services. If one or more of their key executives were unable or unwilling to continue in their present positions, the PRC operating entities may not be able to replace them easily, or at all, their future growth may be constrained, their business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and the PRC operating entities may incur additional expenses to recruit, train and retain qualified personnel. In addition, although the PRC operating entities have entered into confidentiality and non-competition agreements with their management, there is no assurance that any member of their management team will not join the competitors of the PRC operating entities or form a competing business. If any dispute arises between the PRC operating entities and their current or former officers, the PRC operating entities may have to incur substantial costs and expenses in order to enforce such agreements in China or the PRC operating entities may be unable to enforce them at all.

The business of the PRC operating entities could be materially harmed by the coronavirus (COVID-19) pandemic.

In March 2020, the World Health Organization declared COVID-19 as a global pandemic. In 2020, many businesses and social activities around the world were severely disrupted. The pandemic also caused market panic, which had a substantial negative impact on the global financial markets. The operations, especially international orders, of the PRC operating entities were negatively impacted by the COVID-19 pandemic. Further, the emergence of COVID-19 variants, including the Delta variant and subsequently the Omicron variant and its subvariants—which are known to be more transmissible—has introduced additional uncertainty., as well as the effects of any new variants and subvariants which may develop, which may have impacts on the business, operation, and financial conditions of the PRC operating entities is uncertain.

Potential impact to our results of operations will also depend on numerous constantly changing factors, almost all of which are beyond our control.

Due to the high uncertainty of the evolving situation, we have limited visibility on the full impact brought upon by the COVID-19 pandemic and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

The business of the PRC operating entities could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance have been adversely affected by novel coronavirus (COVID-19), natural disasters and other catastrophes, which may affect the demand for human resources services and labor services within the industries that we service, as well as our anticipated expansion and operational plans. What may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on the PRC operating entities’ business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on the PRC operating entities’ business and results of operations. In addition, the PRC operating entities may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, their operational continuity may be adversely and materially affected, which in turn may harm their reputation.

If the PRC operating entities are not able to adapt to changes in their industry, our business, financial condition and results of operations would be materially and adversely affected.

The shift for a flexible employment model in China is relatively new and the competitors of the PRC operating entities are constantly developing new services to recruit and provide services to employers. The PRC operating entities continue to invest significant resources in their infrastructure, research and development and other areas to enhance their existing services as well as to introduce new services that will attract more participants to their Gongwuyuan Platform. The changes and developments taking place in this industry may also require the PRC operating entities to re-evaluate their business model and adopt significant changes to their long-term strategies and business plan. The failure of the PRC operating entities to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If the PRC operating entities fail to promote and maintain their brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of the PRC operating entities’ brand effectively is critical to attracting new and retaining existing customers. Successful promotion of the PRC operating entities’ brand and their ability to attract customers depend largely on the effectiveness of their marketing efforts and the success of the channels they use to promote their services. It is likely that the PRC operating entities’ future marketing efforts will require them to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If the PRC operating entities fail to successfully promote and maintain their brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair the PRC operating entities’ ability to grow their business.

New lines of business or new services may subject us to additional risks.

From time to time, the PRC operating entities may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, the PRC operating entities may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Furthermore, any new line of business and/or new services could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As we are an “emerging growth company,” we are expected to first include a management report on our internal controls over financial reporting in our annual report in the second fiscal year end following the effectiveness of our initial public offering in March 2025. As such, these requirements are expected to first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2025. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to the initial public offering of our Company in March 2025, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We planned to remedy our material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve or maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. The existing business of the PRC operating entities in Asia creates the risk of unauthorized payments or offers of payments by one of the employees, consultants, or sales agents of our Company, because these parties are not always subject to the control of the PRC operating entities. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

We (or a foreign investor) may become at risk of being taxed or imposed a penalty under Announcement 7 and may be required to expend valuable resources to comply with Announcement 7 or to establish that we (or such foreign investor) should not be taxed under Announcement 7, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

On December 10, 2009, the State Administration of Taxation (“SAT”) released the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“Circular 698”) that reinforces the taxation of non-listed equity transfers by non-resident enterprises through overseas holding vehicles. Circular 698 is retroactively effective from January 1, 2008. Subsequently SAT also released the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRCResident Enterprises (“Announcement 7”), effective from February 3, 2015, which in part supersedes Circular 698.

Announcement 7 addresses indirect share transfer as well as other issues. According to Announcement 7, if a non-PRC resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. Since Announcement 7 has a short history, there is uncertainty as to its application, and in particular, the interpretation of the term “reasonable commercial purpose.”

Announcement 7 further provides that, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold, which may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded Circular 698 as a whole and partially amended some provisions in Announcement 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Risks Relating to the Variable Interest Entity (VIE) Structure

The PRC government may find that the Contractual Arrangements with the VIE and its shareholders to operate our business in China do not comply with applicable PRC Laws, or if these applicable PRC Laws or the interpretation of existing applicable PRC Laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Additionally, such determination by the PRC government and changes or interpretations in PRC Laws, if occurred, may cause significant decline in the value of our shares, or even render our shares worthless.

Current PRC Laws impose certain restrictions and prohibitions on foreign ownership of companies that engage in telecommunication and internet businesses. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (other than operating e-commerce, domestic multi-party communications, store-and-forward, and call center services). For more information on the restrictions on foreign investors to invest in a value-added telecommunications businesses in the PRC and the impact on us, please refer to the section headed “Regulations — Foreign Investment in Value-Added Telecommunications Services.”

To comply with PRC Laws, we conduct substantially all of our business in China through Contractual Arrangements with Gongwuyuan, or the VIE, and certain shareholders of the VIE which enable us to (i) receive ninety-five percent (95%) of the economic benefits of the VIE as the consideration for our services provided; (ii) have the power to appoint directors and vote on behalf of the shareholders on all matters regarding the VIE that require shareholders’ approval; (iii) hold a pledge on ninety-five percent (95%) equity interests in the VIE; and (iv) have an exclusive option to purchase or designate a third party to purchase all or part of the ninety-five percent (95%) equity interests in the VIE or purchase all or part of the ninety-five percent (95%) assets of Gongwuyuan when and to the extent permitted by the laws of the PRC.  The PRC operating entities hold the licenses, approvals and key assets that are essential for our business operations.

However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The relevant PRC regulatory authorities have discretion in determining whether the VIE structure violates PRC laws and regulations. If we are found in violation of any PRC laws or regulations, or if the VIE structure is disallowed by the relevant governmental authorities, or if the VIE Agreements are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have discretion in dealing with such violations, including, without limitation:

●	revoking the agreements constituting the Contractual Arrangements;

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets related to our value-added telecommunications services business;

●	imposing fines on us or confiscating any of our income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which we or the VIE may not be able to comply;

●	requiring us or the VIE to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from the initial public offering or other of our financing activities to finance the business and operations of the VIE; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct business via the VIE, and adversely affect our financial condition and results of operations.

Additionally, if the PRC government determines the Contractual Arrangements with the VIE and its shareholders to operate our business in China do not comply with applicable PRC Laws, or if these applicable PRC Laws or the interpretation of existing applicable PRC Laws change in the future, and as a result, we are unable to assert contractual control over the assets of our PRC subsidiaries or the VIE, our shares may significantly decline in value, or even lose all its value.

We rely on Contractual Arrangements with the VIE and certain shareholders of the VIE to consolidate financial results of the PRC operating entities.

We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.

Due to the PRC restrictions or prohibitions on foreign ownership of certain businesses in China, we operate the PRC operating entities’ business in China through the Contractual Arrangements in which we have no direct ownership interest. We have relied and expect to continue to rely on the Contractual Arrangements with the VIE and certain shareholders of the VIE to consolidate the financial results of the PRC operating entities’ business. These contractual arrangements are intended to enable us to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance, (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIE and its subsidiaries when and to the extent permitted by PRC law. Please refer to the section headed “Corporate History and Structure — Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE” in this annual report for more details.

The Contractual Arrangements may not be as effective as direct ownership in providing us control over the VIE. For example, the VIE and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and their shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

Any failure by the VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our control over the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

These Contractual Arrangements are governed by and interpreted in accordance with the laws of the PRC, and disputes arising from these Contractual Arrangements will be resolved through arbitration in China. The legal system in the PRC is still developing. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3.D. Key Information—Risk Factors—— Risks relating to doing business in China — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.” Further, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final and parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the Contractual Arrangements, or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE and may lose control over the assets owned by it. As a result, we may be unable to consolidate the consolidated financial statements of the PRC operating entities and our ability to conduct business may be negatively affected.

We may lose the ability to use and enjoy assets held by Gongwuyuan that are material to our business operations if Gongwuyuan or one of its subsidiaries declares bankruptcy or become subject to a dissolution or liquidation proceeding.

As part of our Contractual Arrangements, Gongwuyuan holds certain assets that are material for the PRC operating entities’ business operations, including permits, domain names and IP rights, among others. If Gongwuyuan or one of its subsidiaries goes bankrupt or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of the PRC operating entities’ business activities, which could materially and adversely affect our, and the VIE’s business, financial condition and results of operations. Under the Contractual Arrangements, Gongwuyuan may not enter into any transaction, except in the ordinary course of business, which substantially affect its assets, obligations, rights or operation without prior written consent from us. Further, if Gongwuyuan undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our, and VIE’s business, which could materially and adversely affect our, and VIE’s business, financial condition and results of operations.

If we exercise the option to acquire an equity ownership in Gongwuyuan, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”) promulgated by the State Council, foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including Internet Content Provider (“ICP”) services. In addition, foreign-invested telecommunication enterprises should meet the requirements as prescribed in the relevant regulations. As there remain uncertainties regarding the review requirements of foreign-invested telecommunications enterprises in China, we cannot assure you that we could meet the requirements as prescribed and could pass the examination and approval of the competent telecommunications authorities.

Pursuant to the Contractual Arrangements, the Pengze WFOE, or its designated person has the exclusive right to purchase up to ninety-five percent (95%) of the equity interests in Gongwuyuan from the shareholders at the lowest price permitted by applicable PRC Law, when and if permitted by applicable PRC Law. The equity transfer may be subject to the approvals from, registrations with or report to the MIIT, the State Administration for Market Regulation, the MOFCOM of the PRC and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. The shareholders will then pay the equity transfer price they receive to the Pengze WFOE or its designated person under the Contractual Arrangements. The amount to be received by the Pengze WFOE may also be subject to enterprise income tax. Such tax amounts could be substantial.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law, and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

On March 15, 2019, China’s National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council of PRC. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and how our Contractual Arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. We may be required to unwind our existing Contractual Arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

On December 27, 2021, the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021) were promulgated. The Negative List (2021) was then abolished by the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), which was promulgated on September 6, 2024 and became effective on November 1, 2024. The Negative List (2024) stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the National Development and Reform Commission (“NDRC”) in relation to the same provisions in the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. However, if relevant governmental authority determines or new future rules provides that we are required to obtain the approval, we would have to apply for such approval. There is no assurance that we will be able to obtain such approval in time or at all. If we fail to obtain the approve as required or in a timely manner, the VIE structure may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares.

Our Contractual Arrangements may be subject to scrutiny by the PRC tax authorities and who may determine that we owe additional taxes which could substantially reduce our consolidated net income.

Under PRC Laws, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements among the Pengze WFOE, Gongwuyuan and its shareholders do not represent an arms-length price and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Gongwuyuan, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to Gongwuyuan for under-paid taxes. Our results of operations may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties. Our financial conditions could be materially and adversely affected if our tax liabilities increase or Gongwuyuan is required to pay late payment fees and other penalties.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE in Baiya may breach, or refuse to renew, the existing Contractual Arrangements we have with them, which may have a material and adverse effect on our ability to effectively consolidate financial results of Gongwuyuan as primary beneficiary. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals of the VIE, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is filed with the relevant local branch of the State Administration for Market Regulation (“SAMR”), formerly known as the State Administration for Industry and Commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use three major types of chops: corporate chops, contract chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops generally for contracts and agreements. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by department manager and office of the president, use of contract chops must be approved by department manager or responsible personnel with higher authority, and use of finance chops must be approved by our finance department. The chops of our PRC subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of the office of the president or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we will need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Risks Relating to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Ordinary Shares, including potentially causing the value of the Ordinary Shares to decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. To the extent that the cash and assets in our business are in the PRC operating entities, the funds or assets may not be available to fund operations or for other use outside of the PRC due to intervention in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the Chinese government to transfer cash or assets. Any such intervention in or influence on our business operations or action to exert more oversight and control over the cash or assets of our subsidiaries, once taken by the Chinese government, could adversely affect our, and or VIE’s business, financial condition and results of operations and the value of the Ordinary Shares, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of the Ordinary Shares to significantly decline or in extreme cases, become worthless.

The Chinese government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies that could require us to seek other permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares to our investors and could cause the value of the Ordinary Shares to significantly decline or become worthless.

Recently, the Chinese government announced that it would step up supervision of Chinese companies listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

Although Baiya is a Cayman Islands holding company, the PRC operating entities are headquartered and have operations in China. Because the PRC operating entities are in China and our major shareholders are located in China, there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent announcements, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence our PRC subsidiary’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in the PRC operating entities’ operations and/or the value of the Ordinary Shares and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which became effective on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC. When a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. When a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions issued by domestic law firms (with related undertakings), and (v) prospectus or listing documents.

In addition, under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

Pursuant to the New Administrative Rules Regarding Overseas Listings, we filed with the CSRC in accordance with the Trial Administrative Measures with respect to our initial public offering in March 2025. We completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024. However, we cannot assure you of whether there will be further regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure on our part to fully comply with further regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests.

Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We believe that our initial public offering in March 2025 did not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to perform the relevant procedures.

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our, and VIE’s business.

Substantially all of our operations are located in China through the VIE and its subsidiaries. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

While the Chinese economy has experienced significant growth over the past decades, growth has been varied, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our, and VIE’s business and operating results, lead to reduction in demand for VIE’s services and adversely affect VIE’s competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in of laws and regulations in China applicable to us could adversely affect us and limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. Since a large number of laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of certain laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, Chinese legal system is still developing, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgement on the relevance of legal requirements and our ability to enforce our, or VIE’s contractual rights or tort claims.

In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our, or VIE’s violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of its contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We are also subject to the legal and operational risks associated with being based in and having substantially all operations in China. These risks may result in material changes in operations, or a complete hindrance of our ability to offer or continue to offer securities to investors, and could cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over overseas listing of domestic enterprises, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures (2021 version) was issued, which became effective on February 15, 2022. As of the date of this annual report, the above regulations have not impacted our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our overall business and financial outlook.

The PRC legal system is evolving, and the resulting uncertainties could adversely affect us.

We conduct our business in China through the PRC operating entities. The operations of the PRC operating entities in China are governed by PRC laws and regulations.

As the legislation in China and the PRC legal system has continued to evolve rapidly over the past decades and the PRC government has made significant progress in promulgating laws and regulations related to economic affairs and matters, for example, such laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, some of these laws and regulations are relatively new and there is a limited volume of published decisions and enactments. In particular, there exist uncertainties surrounding the evolvement, interpretation and enforcement of regulatory requirements of cybersecurity, data security, privacy protection as well as anti-monopoly, and we may need to take certain corresponding measures to maintain our regulatory compliance, such as adjusting the relevant business or transactions and introducing compliance experts and talents, which may incur additional related costs and adverse impact on our business. As a result, the interpretations of some laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Therefore, there are uncertainties involved in their implementation and interpretation, and it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We, and the VIE may be adversely affected by the complexity, uncertainties and changes in PRC regulation related to the internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

●	We only have contractual arrangement over the PRC operating entities due to the restriction of foreign investment in businesses providing value-added telecommunication services in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

●	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations at some of the PRC operating entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

●	New laws and regulations may be promulgated that will regulate internet activities, including online content provision and advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For example, according to the Negative List (2024), our value-added telecommunication services are restricted industry. The Negative List (2024) also stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the same provisions in the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in business in the prohibited investment field. However, provisions on overseas indirect listing of domestic companies are still being formulated and there are no detailed rules in connection with relevant requirements or procedures to obtain approval from relevant competent departments of the state. If relevant governmental authority determines or new future rules provides that we are required to obtain the approval and/or abide by the management requirement, we would have to apply for such approval and/or adjust our current management mechanism. There is no assurance that we will be able to obtain such approval in time or at all.

Subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us, especially if the Chinese government continues to maintain or strengthen its heightened scrutiny on internet content in China. We may not be able to control or restrict all of the online content generated, transmitted or placed on our network or platform by our users, despite our attempt to monitor and filter such content. To the extent that regulatory authorities find any portion of our content on our network or platform objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or platform, including a suspension or shutdown of our operations. The enforcement activities may be intensified in connection with any ongoing government campaigns. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses are revoked, our reputation would be harmed and if the operation of our online business is suspended or shut down entirely or in part, our revenues and results of operation may be materially and adversely affected. Furthermore, the internal compliance investigation and the removal of content may have a material impact on our network or platform operation, which in turn may lead to a decrease in users and have an adverse effect on our revenues and results of operations. To date, we have not been able to quantify the magnitude and extent of such impact.

The successful operations of our and VIE’s business and our growth depend upon the internet infrastructure and telecommunication networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, the VIE primarily relies on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines. The VIE has limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or telecommunications networks provided by telecommunication service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities in China are limited. With the expansion of our, and VIE’s business, the VIE may be required to upgrade its technology and infrastructure to keep up with the increasing traffic on its mobile apps and websites. We cannot assure you that the internet infrastructure and telecommunications networks in China will be able to support the increased demands associated with the continued growth in internet usage. If the VIE is unable to increase our online content and service delivering capacity accordingly, the VIE may not be able to continuously grow its internet traffic and the adoption of its products and services may be hindered, which could adversely impact our, and VIE’s business and our Share price.

In addition, we, and the VIE have no control over the costs of the services provided by telecommunication service providers. If the prices the VIE pays for telecommunications and internet services rise significantly, our, and VIE’s results of operations may be materially and adversely affected.

Furthermore, if internet access fees or other charges to internet users increase, users may be discouraged or prevented from accessing the internet and thus cause the growth of internet users to decelerate. Such deceleration may adversely affect VIE’s ability to continue to expand its user base, which in turn could adversely affect the operation of our, and VIE’s business and growth.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject the VIE to liability for information displayed on our websites.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC Laws, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of VIE’s websites and teaching materials disseminated are found to be in violation of any such requirements, the VIE may be penalized by relevant authorities, and VIE’s operations or reputation could be adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

According to Chinese law, if any advertisement issued by our PRC subsidiary infringes the rights and interests of a third party, contain contents prohibited by the relevant laws, or is otherwise in violation of relevant regulatory requirements, the PRC operating entities may bear the liability for compensation or be subject to investigations or penalties by governmental authorities, which may cause us financial loss.

The PRC operating entities may be liable for improper collection, use or appropriation of personal information provided by our customers and users.

The PRC operating entities collect and retains customer and user data, including personal information. The PRC operating entities also maintain information about various aspects of their operations as well as regarding their employees. The integrity and protection of the PRC operating entities’ customer, user, employee and company data is critical to our business. The PRC operating entities’ customers, users and employees expect that the PRC operating entities will adequately protect their personal information. The PRC operating entities are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

According to the applicable PRC laws and regulations in relation to cybersecurity and data security, data processing includes, in a broad sense, among others, the collection or access, processing, transmission and related data activities.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009), and Amendment 9 (effective on November 1, 2015), Amendment 10 (effective on November 4, 2017) and Amendment 11 (effective on March 1, 2021), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The PRC governmental authorities have promulgated, among others, the Cyber Security Law of the PRC (《中华人民共和国网络安全法》), Personal Information Protection Law of the People’s Republic of China (《中华人民共和国个人信息保护法》), Data Security Law of the People’s Republic of China (《中华人民共和国数据安全法》), Measures for Cybersecurity Review (2021) (《网络安全审查办法(2021)》), the Measures for the Security Assessment of Outbound Data Transfers, or the Measures (《数据出境安全评估办法》) and the Regulations on the Network Data Security Management (the “Data Security Management Regulations”) (《网络数据安全管理条例》) to ensure cyber security, data and personal information protection.

The PRC operating entities attach great importance to data security, cyber security and personal information protection, and the evolvement of applicable PRC laws and regulations therewith, and we strive to comply with laws and regulations with respect to data security, cyber security and personal information protection. As of the date of this annual report, The PRC operating entities have implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information so as to comply with relevant PRC laws and regulations. The main internal policies and measures of are as follows: (i) for customer data processing, the PRC operating entities deploy the access control mechanism on the server side, adopts the principle of minimum authorization for the staff who may contact end users’ personal data; (ii) the PRC operating entities’ operating systems and database systems have password complexity requirements; (iii) the PRC operating entities have established Information Security Committee and appoints Bin Tan to be the head of the committee; (iv) the PRC operating entities have formulated a cybersecurity contingency plan and will conduct training and safety drills every year in preparation for any emergency cybersecurity incidents; (v) the PRC operating entities have established data privacy policies to ensure that its collection of data is conducted in accordance with applicable laws and regulations and that the collection is for legitimate purposes as set out in its agreements.

While the PRC operating entities take various measures to comply with applicable data privacy and protection laws and regulations, there is no guarantee that our current or past security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data, nor fully fulfil the requirements under relevant PRC laws and regulations; and like all companies, the PRC operating entities have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on the PRC operating entities’ system, the PRC operating entities may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to the PRC operating entities’ proprietary internal and customer data may be obtained through break-ins, sabotage, breach of their secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of their third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage the PRC operating entities’ proprietary internal and customer data change frequently and may not be recognized until launched against a target, the PRC operating entities may be unable to anticipate these techniques. Unauthorized access to the PRC operating entities’ proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our and the VIE’s reputation and adversely affect our and the VIE’s business and results of operations. In addition, we and the VIE may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to the PRC operating entities’ systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to their service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm the PRC operating entities’ reputation and business, resulting in significant legal and financial exposure and potential lawsuits and could cause the value of the Ordinary Shares to significantly decline or be worthless. In addition, any violation of the provisions and requirements under relevant laws and regulations with respect to cyber security, data security and personal information protection may subject the PRC operating entities to rectifications, warnings, fines, confiscation of illegal gains, suspension of the related business, revocation of licenses, cancellation of qualifications being entered into the relevant credit record or even criminal liabilities.

In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC published the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020. The Measures for Cybersecurity Review (2021 version) specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by Internet platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Cybersecurity Review Office established by the CAC. Before critical information infrastructure operator purchases internet products and services, it should assess the potential risk of national security that may be caused by the use of such products and services. If such use of products and services may give raise to national security concerns, it should apply for a cybersecurity review by the Cybersecurity Review Office and a report of analysis of the potential effect on national security shall be submitted when the application is made. In addition, Internet platform operators that possess the personal data of over one million users must apply for a review by the Cybersecurity Review Office, if they plan to list their companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security. It may take approximately 70 business days in maximum for the general cybersecurity review upon the delivery of their applications, which may be subject to extensions for a special review. On July 7, 2022, the Measures for the Security Assessment of Outbound Data Transfers, or the Measures was published and became effective on September 1, 2022, which requires security assessment of outbound data transfers in cases, among others, outbound transfer of important data, outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people. For more details about the Measures, please see “Item 4.B. Information on the Company—Business Overview—Regulations— — Regulations Relating to Information Security and Censorship”. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Data Security Management Regulations”), which became effective on January 1, 2025. Pursuant to the Data Security Management Regulations, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed.

The PRC operating entities currently does not have over one million users’ personal information and does not anticipate that it will be collecting over one million users’ personal information in the foreseeable future and the PRC operating entities do not conduct any data processing activities that affect or may affect national security; further, the PRC operating entities’ business operations do not involve any Critical Information Infrastructure, and neither we nor the PRC operating entities have received any notification from applicable PRC governmental authorities indicating that any of the PRC operating entities’ products or services is determined as the Critical Information Infrastructure. As of the date of this annual report, neither we nor the PRC operating entities have received any notification from applicable PRC governmental authorities indicating that we or the PRC operating entities shall file for a cybersecurity review.

However, as there remains uncertainties in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that the PRC regulators will reach the same conclusion as we and our PRC legal counsel. If in the future, the PRC regulators require us or the PRC operating entities to apply for a cybersecurity review, we cannot assure you that we or the PRC operating entities are able to pass such review. In addition, we and the PRC operating entities could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension the PRC operating entities’ business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us and the PRC operating entities, which may have material adverse effect on ours and the PRC operating entities’ business, financial condition or results of operations and cause the value of the Ordinary Shares to significantly decline or be worthless.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, as wholly foreign-owned enterprise in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At the discretion of its shareholders, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to fund an optional reserve. These reserve funds and the discretionary funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owners of the relevant dividends and the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate. Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Juxing HK, incorporated in Hong Kong.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiary and VIE which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary the Pengze WFOE, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to the Pengze WFOE are subject to registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, any foreign loans by us to Pengze WFOE or the VIE cannot exceed a statutory limit and is required to be registered with the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to Pengze WFOE and VIE. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our offshore offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. SAFE further promulgated Circular on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account or SAFE Circular 16, effective on June 9, 2016, it is stipulated that if the content of the SAFE Circular 16 is inconsistent with the content of SAFE Circular 19, the SAFE Circular 16 shall prevail. SAFE Circulars 19 and 16 both prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes or for investment and financing other than equity investment or investment in guaranteed products issued by banks, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates or constructing or purchasing real estate not for self-use, unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our offshore offerings within the business scopes of our PRC subsidiary. SAFE Circular 19 and 16 may limit our ability to transfer to and use in China the net proceeds from our offshore offerings, which may affect our business, financial condition and results of operations.

Restrictions on currency exchange under PRC Laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies. We receive substantially all of our revenue in Renminbi and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our income is primarily derived from dividend payments from Pengze WFOE. Shortages in the availability of foreign currency may restrict the ability of Pengze WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations, if any.

Under existing PRC foreign exchange regulations, conversion of Renminbi is permitted, without prior approval from the SAFE, for current account transactions, including profit distributions, interest payments and expenditures from trade-related transactions, as long as certain procedural requirements are complied with. However, approval from and registration with the SAFE, other PRC regulatory authorities or designated banks are required where Renminbi is to be converted into foreign currency and remitted out of China for capital account transactions, which includes foreign direct investment and repayment of loans denominated in foreign currencies. The PRC government may also restrict access in the future to foreign currencies for current account transactions. Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining US dollars or other foreign currencies as required, we may not be able to pay dividends in US dollars or other foreign currencies to our shareholders, or pay to suppliers and contractors in currencies other than Renminbi.

Furthermore, foreign exchange control in respect of the capital account transactions could affect our PRC subsidiary’ ability to obtain foreign exchange or conversion into Renminbi through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the Hong Kong dollar or the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi and most of our financial assets are also denominated in Renminbi. We rely entirely on dividends and other fees paid to us by our PRC subsidiary and the VIE. Our proceeds from our offshore offerings was denominated in dollars. Any significant change in the exchange rates of the dollar against Renminbi may materially and adversely affect the value of and any dividends payable on, our Shares in dollars. For example, a further appreciation of Renminbi against the dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert dollars into Renminbi for such purposes. An appreciation of Renminbi against the dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our dollar denominated financial assets into Renminbi. Conversely, if we decide to convert our Renminbi into dollars for the purpose of making payments for dividends on our Shares or for other business purposes, appreciation of the dollar against Renminbi would have a negative effect on the dollar amount available to us.

Our reporting currency is the U.S. dollar while the functional currency for our PRC operating entities is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our consolidated financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

Very limited hedging options in China are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our, and VIE’s business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term labor contracts, part-time employment, probationary periods, consultation with Labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC Labor Jaws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-termLabor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term Labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a Labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new Labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If the VIE fails to make adequate social insurance and housing fund contributions, the VIE may be subject to fines and legal sanctions, and our, and VIE’s business, financial conditions and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase VIE’s labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, VIE’s employment practices may not be at all times be deemed in compliance with the regulations. As a result, the VIE could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

VIE’s failure to fully comply with PRC labor-related laws may expose it to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where the companies operate its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The VIE and some of its subsidiaries have not paid social insurance and housing provident fund in strict compliance with the relevant PRC regulations for and on behalf of their employees and/or have not carried out social insurance registration and housing provident fund deposit registration as required by PRC laws as of the date of this annual report The VIE and its subsidiaries may be subject to penalties for its failure to make payments in accordance with the applicable PRC laws and regulations, or rectification as required by the relevant governmental authorities. The VIE and its subsidiaries may be required to make up the contributions for social insurance and housing provident fund and/or to pay late fees and fines. We have not made any accruals for penalties that may be imposed by the relevant PRC governmental authorities in the financial statements. As of the date of this annual report, the VIE and its subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. Though our management considers the likelihood that we are required by the PRC governmental authorities to make additional payment for the above mentioned amount wholly is low. If the VIE or any of its subsidiaries is subject to fines in relation to the underpaid employee benefits, our, and the financial condition and results of operations of the VIE or its subsidiaries may be adversely affected.

Further, Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, as well as other relevant labor laws and regulations, the VIE and its subsidiaries are subject to stricter requirements in terms of, among others, signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. As of the date of this annual report, some employees signed labor contracts with several PRC operating entities but actually work for different PRC operating entities, it may be considered that the actual employers have failed to sign labor contracts with the employees. Under the PRC laws, if the employer fails to conclude a written labor contract with the employee within one month but less than one year from the date of employment, it shall pay twice the monthly salary to the employee. If the VIE or its subsidiaries are unable to comply with labor-related laws and regulations in China, it may be subject to compensations, liabilities, penalties, labor disputes or government investigations. If the VIE or its subsidiaries are deemed to have violated relevant labor laws and regulations, it could be required to provide additional compensation to the employees and subject to fines or any penalties, and our business, financial condition and results of operations could be materially and adversely affected.

Failure to obtain or renew relevant requisite licenses, permits, authorization, approvals or certificates from the relevant government authorities related to our business operation could have a material adverse effect on our ability to conduct our business and our financial conditions.

Our business operation in the PRC is subject to various licenses, permits, authorization, approvals or certificates from or completion of relevant filings, registration with, or reports to the relevant governmental authorities, including, but not limited to, the Value-added telecommunications business license, Human resource services license, Labor dispatch business license, and Road transport business license.

Gongwuyuan started to operate the employment platform and published employment information as well as conducted other activities related to the operation of value-added telecommunication business from March 2019, but did not obtain the value-added telecommunication business operation license (“ICP License”) until February 2020. According to the Administrative Measures for Internet Information Services, to engage in commercial Internet information services, the operator shall apply for an ICP License, if such operator do not obtain an ICP License but engage in commercial Internet information services without authorization, the competent government authorizations may order corrections within a time limit, confiscate the illegal gains (if any), impose a fine and if the circumstances are serious, the website shall be ordered to close. As of the date of this annul report, Gongwuyuan has not been penalized nor inspected by relevant governmental authorities in connection with the abovementioned late acquisition of the ICP License. While under the Law of the PRC on Administrative Penalties, where an unlawful act is not discovered within two years of its commission, an administrative penalty shall not be imposed, the law further provides that in cases where citizens’ life and health security or financial security is involved and harmful consequences are caused, the above-mentioned two-year period shall be extended to five years. Therefore it remains uncertain whether the relevant governmental authority would initiate investigations on the late obtaining of ICP license by Gongwuyuan or impose penalties on this regard in the future, if so, our ability to conduct our business and our financial conditions could be adversely affected. In addition, Gongwuyuan started to provide human resources services from April 2020 without completion of relevant filings with the competent administrative authority for human resources, which was completed by Gongwuyuan in January 2021 by obtaining a filing certificate (updated into a human resource services license in April 2024). Under applicable PRC laws and regulations, Gongwuyuan could be ordered by the competent authorities to make corrections, impose fines and other penalties for failure to compete the filing procedures in relation to its human resources services in a timely manner.

Further, as of the date of this annul report, some subsidiaries of Gongwuyuan have not successfully completed the reporting procedures in writing to the local administrative authority for human resources for establishing branches that engaged in human resources services, and have not completed the reporting and filing procedures for establishing branches that engaged in labor dispatching services. Besides, some subsidiaries of Gongwuyuan, which no longer engaged in relevant business or has obtained relevant permissions as of the date of this annul report, had provided human resources services and labor dispatching services without completion of relevant permission and filing procedures. Under the PRC Laws, for failure to complete the reporting or filing procedures for establishing branches that engaged in human resources services or labor dispatching services, the relevant subsidiaries may be ordered by the competent authorities to make corrections, confiscate illegal income, impose fines, be closed or other penalties under the PRC laws. For any entity engages in employment agency activities without permission, such entity may be ordered by the competent authorities to make corrections, confiscate illegal income, impose fines or be closed; for any entity engaging in human resources service but failed to complete the filing procedures, it may be ordered to rectify and a fine would be imposed if the rectification is not made within the time limit. For any entity engages in labor dispatching services without permission, such entity may be ordered by the competent authorities to cease legal activities, confiscate illegal income and impose fines. One subsidiary of Gongwuyuan was engaged in road transport business after the expiration of its road transportation operation license, which no longer engaged in relevant business as of the date of this annul report. Any entity that engages in road transport business without obtaining a road transport business license may be ordered by the competent transportation department to stop the business operation, confiscate the illegal income and impose a fine and other penalties under the PRC laws. As of the date of this annul report, none of Gongwuyuan’s subsidiaries have been subject to penalties or investigations in connection with failure to obtain the abovementioned licenses or permits or complete the foregoing reporting or filing procedures. However, there is no assurance that the subsidiaries will not receive penalties or be subject to investigation in this connection in the future. Any penalty or investigation imposed by relevant governmental authority on such subsidiaries due to the aforementioned matter in the future could have a material adverse effect on our ability to conduct our business and our financial conditions. Further, if any of our PRC subsidiary, the VIE or its subsidiaries fails to obtain or renew any license, permit, authorization, approval or certificate related to its business operation, it could be subject to penalties or investigations from the relevant government authorities, which would materially and adversely affect our business operation and financial conditions.

Failure by the VIE or its subsidiaries to comply with tax laws or regulations, or lose their favorable tax treatments could subject us supplemental tax payment, higher tax liabilities or even penalties.

Companies established in the PRC are subject to various tax liabilities, procedures and other requirements. In particular, PRC companies are required to complete tax registration after their incorporation and make tax declaration regularly or otherwise as stipulated by relevant laws and regulations. Some of the PRC operating companies failed to complete tax registration and tax declaration on time. According to Law of the PRC on the Administration of Tax Collection, each of the PRC operating entities that failed to complete tax registration and tax declaration may be ordered by the tax authorities to make corrections within a time limit and imposed a fine up to RMB10,000. If the VIE or its subsidiaries fail to comply with relevant tax laws or regulations, they may be subject to supplemental tax payment, late pay fees, fines or other penalties.

Moreover, some of the PRC operating companies enjoy preferential tax treatment under PRC tax laws and regulations. For example, the VIE’s subsidiaries Jiangxi Gongwuyuan Talent Service Co., Ltd and Huizhong Human Resources Co., Ltd (collectively, the “Jiangxi Companies”) enjoy the preferential policy of value-added tax. While Jiangxi Companies signed business contracts and gain incomes, services under the business contracts were actually provided by employees of other PRC operating companies for Jiangxi Company’s customers without entering into written contracts between Jiangxi Companies and other PRC operating companies. If the abovementioned arrangement is considered to enjoy tax benefits through transfer pricing by the PRC operating companies, the competent PRC government authority may make tax adjustments and ask for additional tax payment. Besides, if the PRC operating companies were to lose the benefit of the favorable tax treatment they currently enjoy in the future, we could see significant increases in the amount of taxes we pay, hence our operating results could be materially harmed, even in the absence of a decrease in our operations.

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

The VIE’s online recruitment and crowdsourcing application may be deemed an online platform. As such, the PRC operating entities may be subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and involving, and their enactment timetable, interpretation and implementation involve uncertaities.

For example, On February 7, 2021, the State Administration for Market Regulation, or the SAMR, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. As of the date of this Annual report, neither we nor the PRC operating entities have been subject to any anti-monopoly investigation, penalty of litigation initiated by government authorities or third parties. Furthermore, we will continue to attach attention to the updates of applicable PRC laws and regulations in relation to antimonopoly.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. The governance measures our PRC subsidiary adopted in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by customers on our platforms.

In addition, the PRC operating entities may be subject to complex and evolving laws and regulations regarding privacy and data protection. For more details, please see “Item 3.D. Key Information—Risk Factors— Risks Relating to Doing Business In China — The PRC operating entities may be liable for improper collection, use or appropriation of personal information provided by our customers and users.”

The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with our offshore offerings under PRC law.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations involve uncertainties. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this registration may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Based on its understanding of the PRC Laws and our corporate structure up to the date of this annual report, it is of the opinion that we are not required to apply for the CSRC approval prescribed under the M&A Rules in connection with our offshore offerings. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to an overseas listing of SPVs like the Company. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval under the M&A Rules is required, or if we inadvertently conclude that such approval is not required when it is, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for the sale of securities. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offshore offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

In addition, on February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into force on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings on overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings; (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable); (iii) security assessment opinions issued by related departments (if applicable); (iv) PRC legal opinions issued by domestic law firms (with related undertakings); and (v) prospectus or listing documents. Pursuant to the New Administrative Rules Regarding Overseas Listings, we have filed with the CSRC with respect to our initial public offering in March 2025. We completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024. However, we cannot assure you of whether there will be further regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure on our part to fully comply with further regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares.

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which PRC regulators are required to accelerate rulemaking related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including (i) the Measures for the Security Assessment of Outbound Data Transfers, or the Measures published by the CAC, in July 2022, which requires security review before transferring personal information or important date out of China, and (ii) Measures for Cybersecurity Review (2021) which provides that, among others, an application for cybersecurity review shall be made by an issuer who is a critical information infrastructure operator or a data processing operator as defined therein before such issuer’s listing in a foreign country if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities and our PRC subsidiary may become subject to more stringent requirements with respect to matters including data privacy, and cross-border investigation and enforcement of legal claims.

Notwithstanding the foregoing, as of the date of this report, except as disclosed in the “Item 3.D. Key Information—Risk Factors—” , “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business In China — We are subject to PRC laws or regulations that govern our industry; — The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with our offshore offerings under PRC law,” there are no PRC laws and regulations in force explicitly requiring that we or the VIE obtain any permission from PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to this registration from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations. Based on the above and our understanding of the current PRC laws and regulations, as of the date of this annual report, we are not required to submit an application to the CAC for the approval of our offshore offerings. However, our PRC legal counsel has further advised us that the enactment, interpretation and implementation of regulatory requirements related to overseas securities registration and other capital markets activities are still subject to change. If it is determined in the future that the CAC or other approval were required for our offshore offerings, our PRC subsidiary may face sanctions by the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this registration into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Stocks. The CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this registration before settlement and delivery of the Stocks. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CAC or other regulatory agencies later promulgate new rules requiring that our PRC subsidiary obtaining their approvals for this registration, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on our business and operating results.

As of the date of this annual report, we or the PRC operating entities have not received any inquiry, notice, warning, sanctions or regulatory objection to our offshore offerings from the CSRC or any other PRC governmental authorities.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles or SAFE Circular 37 was promulgated by the SAFE in July 2014 that requires PRC residents or entities to register with SAFE or its local branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

We have requested PRC residents holding direct or indirect interest in us to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. We are committed to complying with and to ensuring that our shareholders known to us who are subject to such regulations will comply with the relevant SAFE rules and regulations. However, due to uncertainties in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel shareholder to comply with SAFE Circular 37 or other related regulations. We cannot assure you that the SAFE or its local branches will release explicit requirements or interpret the relevant PRC Laws otherwise. Failure by any such shareholders to comply with SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant PRC enterprise and may also subject the relevant PRC resident to penalties under the PRC foreign exchange administration regulations. To the best of our knowledge, as of the date of this annual report, our shareholders who are being subject to SAFE regulations have completed all necessary registrations required by the SAFE Circular 37.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in the PRC. In addition, the State Administration of Taxation issued a bulletin on 3 August 2011, effective from September 1, 2011 and amended in June, 2018, providing more guidance on the implementation of the SAT Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our Company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then our Company or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Shares.

It may be difficult to effect service of process upon our Directors or officers named in this annual report who reside in mainland China or enforce non-mainland China court judgements against us or them.

Substantially all of our assets are situated in mainland China, and most of our Directors and officers named in this annual report reside in, and most of their respective assets are located in, mainland China. As a result, it may be difficult to effect service of process outside mainland China upon most of our Directors and officers, including with respect to matters arising under applicable securities laws.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Specifically, regarding judgment enforcement in the PRC, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgements. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgements against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and how a PRC court would enforce a judgment rendered by a court in the U.S. or the Cayman Islands.

Failure to comply with relevant regulation regarding VIE’s leased premises may cause interruptions to VIE’s business operations.

As of the date of this annual report, some of the lessors of properties leased by the VIE and its subsidiaries failed to provide the relevant building ownership certificates, as a result of which, there may be risks that this lease may be held invalid, and therefore the VIE or its subsidiaries may not be able to continue to occupy and use such property. The VIE or its subsidiaries may be forced to relocate. We cannot assure you that the VIE or its subsidiaries will be able to find suitable replacement site on terms acceptable to it on a timely basis.

In addition, some leased properties have not been registered with the relevant PRC governmental authorities as required by the relevant laws of the PRC. The failure to register leasehold interests will not affect the validity and enforceability of the lease agreement under the laws of the PRC and a maximum penalty of RMB10,000 may be imposed for non-registration of each leased property.

Risks Relating to the Ordinary Shares

A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on Nasdaq in the future.

On April 21, 2020, the SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for two (2) consecutive “non-inspection” years, the issuer’s securities are prohibited to trade on an U.S. national securities exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on a U.S. national securities exchange and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On March 24, 2021, the SEC announced that it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. Under the new requirements, certain companies must establish that they are not owned or controlled by a foreign government entity and disclose any foreign government influence. These interim final amendments will apply to registrants that (i) the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F, or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction where (ii) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. The interim final amendments define such registrants as “Commission-Identified Issuers” (CIIs). The interim final amendments will also apply to “Commission-Identified Foreign Issuers” (CIFIs), a subset of CIIs who are foreign issuers (as defined under the Exchange Act). CIFIs are subject to additional disclosure requirements under the HFCAA. The SEC will implement a process to identify which registrants and is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it “was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC) for the first time in history, in 2022. Therefore, on December 15, 2022, the PCAOB Board voted to vacate previous determinations to the contrary.” Notwithstanding the foregoing, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Our former auditor, Friedman LLP, was an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., was subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Friedman LLP had been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Friedman LLP was merged with Marcum LLP on September 1, 2022 and filed its application to withdraw the PCAOB registration on December 30, 2022. On February 21, 2023, the Company engaged Kreit & Chiu CPA LLP (“Kreit & Chiu”) as its independent registered public accounting firm for the fiscal year ended December 31, 2022. Our current auditors, Kreit & Chiu, is located at New York, New York, and has been inspected by the PCAOB The Company will not engage any independent public accounting firm headquartered in mainland China or Hong Kong or not subject to the PCAOB’s inspections. However, the above recent developments have added uncertainties to our continued listing on Nasdaq in the future, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner.

As a result of the foregoing legislative and regulatory developments in the United States, and we cannot assure you that we will always be able to maintain the listing of our Ordinary Shares on a national stock exchange in the U.S., such as the Nasdaq Stock Market, or that you will always be allowed to trade our Ordinary Shares.

Recent statements by the SEC on the PRC’s guidance and restrictions on China-based companies seeking to raise capital in the United States may raise scrutiny as to our operations and SEC disclosures.

In light of the PRC providing new guidance to and restrictions on China-based companies raising capital offshore, including PRC government-led cybersecurity reviews, the Chairman of the SEC has requested his staff to review disclosures from offshore issuers associated with China-based operating companies. In particular the SEC Chairman was concerned about an investor’s understanding of a VIE contract structure. We currently conduct our business in China utilizing a VIE contract structure, and, as a result, the SEC may raise scrutiny as to our operations and as to the adequacy of our disclosure as to the risks of our operating our business in this legal structure.

You must rely on the judgment of our management as to the use of the net proceeds from our offshore offerings, and such use may not produce income or increase our share price.

We anticipate that we will use the net proceeds from our offshore offerings for working capital and other corporate purposes and business opportunities that complement or enhance our existing operations. However, our management will have significant discretion as to the use of the net proceeds to us from our offshore offerings and could spend the net proceeds of our offshore offerings for corporate purposes or in ways that do not improve our results of operations or maintain profitability or increase the market price of our Ordinary Shares. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

Our Ordinary Share price may change significantly following our initial public offering regardless of our operating performance, and you may not be able to resell your Ordinary Shares at or above the initial public offering price.

The market price of our Ordinary Shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States;

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from our competitors;

●	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by Gongwuyuan or its competitors;

●	announcements by Gongwuyuan or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	changes in general economic or market conditions or trends in Gongwuyuan’s industry or markets;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Gongwuyuan’s business;

●	additional shares of Baiya securities being sold or issued into the market by Baiya or any of the existing shareholders or the anticipation of such sales, including if existing shareholders sell ordinary shares into the market when applicable “lock-up” periods end;

●	investor perceptions of the investment opportunity associated with our Ordinary Shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation involving Baiya, Gongwuyuan’s industry, or both, or investigations by regulators into Gongwuyuan’s operations or those of Gongwuyuan’s competitors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	the development and sustainability of an active trading market for our Ordinary Shares;

●	actions by institutional or activist shareholders;

●	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our Ordinary Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering in March 2025 was relatively small and the insiders of our Company held a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we do not continue to satisfy the Nasdaq continued listing requirements, our Ordinary Shares could be delisted.

The listing of our Ordinary Shares on Nasdaq Capital Market is contingent on our compliance with Nasdaq’s conditions for continued listing. In the future, should we fail to meet Nasdaq’s listing rules, we may be subject to delisting. In the event our Ordinary Shares are no longer listed for trading on Nasdaq, our trading volume and share price may decrease and we may experience difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from Nasdaq could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for us to raise capital and sell securities.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order for us to maintain our current status as a foreign private issuer, a majority of our Shares must be either directly or indirectly owned by non-residents of the United States, unless we also satisfy all of the additional requirements necessary to preserve this status including (i) a majority of our board of directors and management are located outside the United States; (ii) more than 50 percent of our assets are located outside the United States; and (iii) our business is administered principally outside of the United States. We may in the future lose our foreign private issuer status if a majority of our Shares is held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. If we are no longer deemed to be a foreign private issuer, we will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon certain exemptions from Nasdaq’s corporate governance requirements that are available to foreign private issuers.

You may experience further dilution in the future.

If we issue additional Ordinary Shares in the future, purchasers of our Ordinary Shares in the offering may experience further dilution in their shareholding percentage.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and you may have different protection of your shareholder rights than you would have under United States law.

Our corporate affairs are governed by our Memorandum and Articles of Association, as amended, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some jurisdictions in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our Memorandum and Articles of Association, as amended, and register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our Memorandum and Articles of association, as amended, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they otherwise would under rules and regulations applicable to United States domestic issuers.

As a result of all of the above, our public shareholders may encounter different issues in protecting their interests through actions against our management, directors or major shareholders compared to shareholders of a corporation incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

$500,000 from the proceeds of this offering will be placed in escrow for twelve (12) months from the date of our initial public offering for the purpose of indemnifying the underwriters and may not be used during the twelve (12) months, or potentially at all, for further developing our business.

We have entered into an indemnification escrow agreement, whereby, we have agreed to place $500,000 from the proceeds of this offering into an escrow account in the United States for a period of twelve (12) months following our initial public offering on March 21, 2025 for the purpose of satisfying an initial $500,000 in bona fide indemnity claims of the underwriters. Accordingly, we will not be able to use $500,000 from the proceeds of our initial public offering to develop our business operations for twelve (12) months, or at all, if we are required to indemnify the underwriters, which could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, and per share trading price of our common shares.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. For example, the Companies Act does not require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we are evaluating as to whether we intend to rely on home country practice with respect to our corporate governance. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary Shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including their subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, (taking into account the expected proceeds from this offering) and projections as to the market price of our Ordinary Shares following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10.E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our Ordinary Shares. For more information see “Item 10.E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company.

As a result of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Baiya Baiya is a holding company incorporated under the laws of the Cayman Islands on October 18, 2021. We have no substantial operations other than holding all of the issued and outstanding shares of Ruifeng International Group Limited, or Ruifeng BVI, which was established in the British Virgin Islands on October 25, 2021. Ruifeng BVI is also a holding company with substantially no operations other than holding all of the issue and outstanding shares of Juxing Investment Group (Hong Kong) Limited, or Juxing HK, which was established on November 3, 2021 under the laws of Hong Kong. Juxing HK is also a holding company with substantially no operations other than holding all of the issue and outstanding shares of Shenzhen Pengze Future Technology Co., Ltd, or Pengze WFOE, which was established on December 9, 2021 under the laws of PRC.

We conduct business operations through the VIE, Shenzhen Gongwuyuan Network Technology Co., Ltd., or Gongwuyuan, a PRC company, and its subsidiaries in China. Gongwuyuan was incorporated in China on October 23, 2017 and started to provide job matching services in 2017. The Gongwuyuan Platform was launched in November 2019 and has since expanded its flexible employment matching services in 5 provinces and 30 cities.

On March 21, 2025, the Company was officially listed on the NASDAQ under the ticker symbol “BIYA.” The Company announced the pricing of its initial public offering (IPO) of 2.5 million ordinary shares at a price of $4.00 per share.

Our principal executive offices are located at Yifang Capital Industrial Park, No. 33 Pingshan Industrial Road, Building A, 16F, Tangxia, Dongguan, Guangdong, China, and our telephone number is +86 0769-88785888. We maintain a website at www.gwyapp.com. Our website or any other website does not constitute a part of this annual report. Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global, Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B. Business Overview

We, Baiya International Group Inc., are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations in China through the Contractual Arrangements with Gongwuyuan which is a variable interest entity, and its subsidiaries, or collectively, “PRC operating entities”. Neither we nor our direct and indirect subsidiaries own any equity interests in the PRC operating entities.

Through Gongwuyuan, the VIE, we are building a human resource (“HR”) technology company utilizing our cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions in the flexible employment marketplace (the “Gongwuyuan Platform”). Our business currently focuses on four (4) primary services: (i) job matching services; (ii) entrusted recruitment services; (iii) project outsourcing services; and (iv) labor dispatching services in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region. With respect to labor dispatching services, however, we are strategically reducing this service, considering the negative gross profit historically.

Prior to 2022, we primarily conducted these services offline, while we utilized Gongwuyuan Platform for lead generation. Gongwuyuan may, from time to time, also recruit freelancers and workers to outsourcing and dispatch requests, which may include postings of available jobs for fulfillment through various third-party platforms that Gongwuyuan cooperates with. As of this report date, our services cover over 5 provinces and 30 cities.

The Gongwuyuan Platform was launched in November 2019 to expand its offline flexible employment matching services. We have been strategically building the Gongwuyuan Platform with innovative product features that work together to provide greater user experience and improve the job matching and HR related services in the flexible employment marketplace.

Gongwuyuan will continue to integrate digital technologies onto its platform, including crowdsourcing, big data and artificial intelligence, which we believe will enhance our capability to provide platform-based crowdsourcing recruitment and HR management services. The use of the crowdsourcing recruitment platform streamlines the process for efficient job matching and bulk recruitment of blue-collar workers for corporate businesses. In addition to its current focus on providing the four primary types of services in the flexible employment market, Gongwuyuan has further developed the Gongwuyuan Platform to include additional product features and services, such as human resource management, payroll and advances, electronic contracts and pay slips, and Yun Dan Bao, an optional feature that provides payment assurance for transactions through our Gongwuyuan Platform (“Yun Dan Bao”).

Through the Gongwuyuan Platform, we expect to provide effective solutions for employment matching of blue-collar workers with business enterprises and institutions, often as bulk transactions, through its innovative and intelligent crowdsourcing and HR management system. In addition, Gongwuyuan’s payment assurance service through Yun Dan Bao will be able to provide certain payment assurance for blue-collar workers, if Customers or Employing Companies opt in for this feature. Further, Gongwuyuan intends to provide a variety of other HR management and post-employment services through its Gongwuyuan Platform, including intelligent HR management, payroll and advances services, electronic contracts, electronic pay slips, direct deposit services and worker training programs. These integrated products and resources on a single platform will add business values to our customers by providing one-stop SaaS-enabled HR solutions in the flexible employment market, and to establish more standardized industry standards for blue-collar workers.

Current Business Models for Our Primary Services

The following is an overview of the business models for our four primary services:

Job Matching. For our job matching services, we act as an intermediary to connect Employing Companies with HR Service Companies to fulfill the labor needs of Employing Companies. The Employing Company will release employment and labor needs to Gongwuyuan, and Gongwuyuan will confirm such work information such as the number of workers, working hours and types of jobs with the services and resources that the HR Service Company are able to provide. The Employing Company has the discretion to select the HR Service Company to provide the requisite labor needs and Gongwuyuan acts as an agent in this service model. For our Job Matching services, Gongwuyuan receives a service fee from the Employing Company based on the total labor recruitment.

Entrusted Recruitment. Our entrusted recruitment service is currently one of the main revenue drivers for Gongwuyuan. Our entrusted recruitment service helps to maintain a stable business relationship among Gongwuyuan, the Employing Company and HR Service Company, while benefiting from high customer stickiness and a large blue-collar labor base with high recruitment frequency and turnover of approximately twice a year. Under this service model, the Employing Company directly submits their labor recruitment requirements to Gongwuyuan for their labor needs, which typically include the number of workers they need, work hours, the preferred/required skill sets, etc. (the “Overall Work Arrangement”). Once the Overall Work Arrangement is established, Gongwuyuan will confirm the information regarding the labor needs of the Employing Company and enter into an entrustment recruitment agreement with the Employing Company. Subsequently, Gongwuyuan will negotiate with the HR Service Company to organize the needed blue-collar workers, which includes providing employment information to the workers and registering basic personal information of the workers.

Unlike our job matching service model, the identities of the Employing Companies and the HR Service Companies are mutually confidential, and the Employing Companies are not able to select the HR Service Company and also do not have direct contact with the HR Service Companies; instead, Gongwuyuan has the discretion to select suitable HR Service Companies to fulfill the labor needs of the Employing Companies.

During the effective duration of the entrustment service, Gongwuyuan will maintain regular communication with Employing Company to collect feedback on the performance and suitability of the contracted blue-collar workers during the service period and to resolve any issues. For example, if any previously contracted workers resign or were terminated during the service period, Gongwuyuan will coordinate with HR Services Companies to provide the Employing Companies affected with new workers to fulfill their recruitment needs during such service period. Gongwuyuan receives a service fee from the Employing Companying for utilizing its entrusted recruitment service.

Project Outsourcing. Under our project outsourcing service model, Gongwuyuan fulfills the outsourced labor assignments of the Customers. We enter into various contracts with Customers for their labor assignments (project-based) and outsource these assignments to HR Service Companies. The primary focus of this service is to complete and address the particular workload needs of the Customer. The Customer submits its required workload to Gongwuyuan, which includes but is not limited to the number of assignments to be completed and the timeframe for completion of the assignments etc. Once the work arrangement is finalized, Gongwuyuan makes arrangements with HR Service Companies for the organization of the needed workers for the completion of these project-based assignments. Gongwuyuan receives a service fee from the Customer based on an accumulation of assignments completed for the month.

Labor Dispatch. In this service model, we dispatch our workers directly to the Customers, and no third-party HR Service Companies are involved. The Customers submit their labor needs to Gongwuyuan, and we directly arrange for the dispatch of the needed workers to the Customer. Gongwuyuan is responsible for the payment of wages to our dispatched workers, and reserves a service fee from the Customer based upon the total number of working hours.

Services Through the Gongwuyuan Platform

We believe that the further development and adoption of our Gongwuyuan Platform will strengthen our business growth in our primary service areas.

As of October 15, 2023, the Gongwuyuan Platform includes features such as the Yun Dan Bao payment assurance, intelligent HR management system, electronic contracts management system, payroll and advance systems. The Gongwuyuan Platform is available as a mobile application, in both iOS and Android systems, with two versions: a) enterprise version, customized for institutional end-users, and b) individual version, customized for individual workers, available for download on certain major application stores, such as the Apple App Store (China), and android app store, integrated with leading applications, such as Tencent, WeChat, and Alipay. The Gongwuyuan Platform is also available as a web-based online platform through www.gwyapp.com.

Through its intelligent management transaction system and SaaS tools, the Gongwuyuan Platform connects HR and labor resource companies with business enterprises on a single platform, allowing an efficient matching of job-seeking blue-collar workers with the labor recruitment needs of businesses. The incorporation of Gongwuyuan’s innovative and intelligent management transaction system into the Gongwuyuan Platform enables Gongwuyuan to facilitate the cooperation among workers, enterprises and human resource and labor service companies. The Gongwuyuan Platform also integrates certain human resource management services for businesses and enterprises into the same platform, which allows businesses to easily review its employment situation conveniently on a single application. Further, departments within companies are able to access all human resources information across a single platform, which enables management conformity, improves manpower and efficacy, and increases efficiency of business resources. This promotes the standardization of the employment process for blue-collar workers in large businesses and enterprises, improving compliance with national and/or regional labor requirements, and help to create a more centralized and vertical human resource management structure.

There are two different versions of the Gongwuyuan Platform. The enterprise version of the Gongwuyuan Platform tailored for businesses and institutions consists of (i) SaaS-enabled HR management services, (ii) business partnerships and cooperation resources, and (iii) job postings and labor supply resources sharing services, which includes access to its payment assurance feature (“Yun Dan Bao”). The personal version is customized for blue-collar individual job seekers with job search feature.

While our products can be used as separate modules and features, they are also integrated into the Gongwuyuan Platform system and function interactively among all our products and services available on the Gongwuyuan Platform.

The following is a description of the integrated products and services available as individual modules on the Gongwuyuan Platform:

●	Blue-Collar Recruitment. Gongwuyuan allows employers to post information about recruitment opportunities, manage their ongoing recruitment and view current interest in open positions, which allows companies to efficiently meet their employment needs at a low cost.

●	“Yun Dan Bao” Payment Assurance Services. Yun Dan Bao is a recruitment transaction management system with opt-in feature made available on the Gongwuyuan Platform, that provides payment assurance for workers recruited through the system. Through this system, job-seeking workers, Customers, Employing Companies and HR Service Companies conduct transactions with a higher standard of trust, which promotes rapid and efficient job matching in the flexible employment market. The Yun Dan Bao system integrates and optimizes data for labor, skills, locations, and other employment requirements to match individual workers to the diverse needs to businesses and enterprises.

●	Intelligent HR Management. A one-click integrated management system for recruitment, payroll, payroll advance, and electronic contract management system, which covers personnel management, personnel scheduling and adjustment of employee salaries within the labor industry.

●	Payroll and Advances services. Gongwuyuan provides integrated payroll services which allows for salary advances, approval of advances and accounting of such advances. Employees can initiate applications for payroll advances through a one-click application on the Gongwuyuan Platform, and receive advances upon approval by their managing employer. The payroll advance process is online, real time, data-based and traceable, and each managing employer can review advances through the Gongwuyuan Platform.

●	Electronic Contracts. Gongwuyuan provides electronic management of contracts through its Gongwuyuan Platform, which supports online automatic filing of contracts, permanent encrypted storage, multi-entry contracting and online entry into contracts, including through WeChat, Gongwuyuan app and through its website.

●	Electronic Payslips and Direct Deposit Services. Gongwuyuan provides electronic payslips with itemized wages to registered workers through its Gongwuyuan Platform, which allows employers and workers to review the salary payments and maintain digital record of the salary history. In addition, Gongwuyuan provides integrated salary services through its cooperation with China Merchants Bank, Alipay, WeChat and other financial institutions, which allows employees to use different bank accounts and cards to receive their salaries through its 24/7 real-time batch payroll system. The Gongwuyuan Platform also provides smart-batch electronic salary services with no payroll template requirements. Each employer can upload their payroll information in Excel form to the system, and be provided a real-time view of its employees payroll status online through the app.

Market Opportunity and Growth Strategy

Gongwuyuan’s long-term objective is to expand its business coverage to include information technology services, online platforms to link schools and enterprises, and online training programs for workers. Gongwuyuan has begun to accumulate strategic resources and conduct market research in order to enhance its strategic position and future development in the field of blue-collar employments in the following areas:

●	Information technology services: Gongwuyuan intends to expand its products and services to provide and support information technology services to enhance the user experiences for personnel management systems and other HR SaaS services.

●	Serving new participants such as schools and enterprises through online platforms: Gongwuyuan believes that absorbing new participants for its online platforms would be an important driving force for its business expansion and increase. Gongwuyuan has engaged in discussions with vocational colleges for potential strategic cooperation opportunities. As of October 31, 2022, Gongwuyuan has expanded cooperation plans to more than 230 vocational and technical colleges, primarily in the Sichuan, Guizhou, Yunnan, Shaanxi, and Jiangxi provinces. Gongwuyuan believes that its continued cooperative developments with these vocational and technical colleges are strong opportunities for its business growth, and would enable Gongwuyuan to enhance its strategic position in the field of blue-collar employment and within the flexible employment market. Gongwuyuan plans to attract more new participants for its online platforms in the future, and diversity the services provided for the platform participants.

●	Provide online training programs for workers: Gongwuyuan has identified online training for blue-collar workers as a new service opportunity within the flexible employment industry, especially in online training for vocational skills. Gongwuyuan is currently conducting pilot programs for online vocational skills training on the Gongwuyuan Platform and is looking into cooperation opportunities with vocational and technical schools. Gongwuyuan’s initial market research suggests that there are substantial demand and opportunities for improving vocational skills, largely in part due to the national education reform and favorable policies for vocational education. We anticipate that Gongwuyuan’s strategic cooperation with vocational colleges to provide targeted vocational skills to facilitate job matching between blue-collar workers and Customers/Employing Companies, combined with the continued demand for vocational education will become a new growth point for its business in the future.

Strategic Advantages

Gongwuyuan believes that it has the following strengths, which provide it with a competitive advantage and opportunity over its competitors:

●	Resources. Gongwuyuan currently has 8,182 company clients registered on the Gongwuyuan Platform and has established cooperation plans with more than 230 vocational and technical colleges. We have established over 25 subsidiaries/branches throughout China, and have operations over ten thousand HR online communities. We believe that we currently have the capacity to dispatch sufficient labor workers through HR services companies to meet the evolving market demand for blue-collar workers. We believe our resources will allow us to achieve our service standard guarantee “3-7-15” through our platform, which assures Customers and Employing Companies that we are able to fulfill their employment needs within 3 days if the selected workers are in the same city as the Customer and Employing Company, 7 days if within the same province, and 15 days if across provinces. This service standard allows us to remain competitive in fulfilling enterprises’ needs in an efficient and cost-effective manner.

●	Commitment to Brand. Gongwuyuan is committed in building its brand, and we believe that we have the opportunity to continue to grow awareness of our brand through word of mouth, brand marketing and strategic partnerships. We focus on enhancing our technology infrastructure of the platform to build the “Gongwuyuan” brand. Gongwuyuan is the first recruitment crowdsourcing platform to provide a “payment assurance” feature to Employing Companies and workers. Gongwuyuan has twenty-eight (28) software copyright registrations and seven (7) trademark registrations in the PRC.

●	Innovative Platform. We believe Gongwuyuan’s innovative platform will significantly improve customer experience by increasing efficiency and transparency for job matching in the flexible employment market in different geographic regions. In addition, “Yun Dan Bao” provides an opt-in feature for payment assurance that encourages trust among workers and employers. Further, the platform also utilizes HR SaaS-enabled tools to provide human resources management services such as intelligent HR management, electronic contracts, payrolls and salary advances, direct deposits and electronic pay-slips to add business values to our customers.

●	Efficient Performance. We believe that the Gongwuyuan Platform, when fully developed, will significantly improve the efficiency of bulk-recruitment in the flexible employment marketplace, by streamlining the recruitment process among Customers, Employing Companies, HR Service Companies and blue-collar workers in different geographic areas. Further, the platform will provide better employment management solutions to Employment Companies by utilizing HR SaaS-enabled tools on the platform.

Competition

Gongwuyuan primarily competes with other recruitment crowdsourcing and HR management service providers in China. Our primary competitors include traditional integrated service providers (e.g. ManpowerGroup, Renrui Human Resources, Career International, and FSG), platform-based companies (e.g. Dianmi Network Technology and Joyowo), other flexible employment crowdsourcing platforms and labor management service providers.

Seasonality

We experience fluctuations due to seasonal variations in demand for blue-collar workers and human resource related services. Fluctuations in the level of recruitment activity for blue-collar workers and human resource needs occur due to changes in the overall economic, market and social conditions in China. Our operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For example, recruitment numbers tend to be higher during holidays and at the end of the year, and the demand for human resource services is reliant on the needs of employers as well as their perceptions of the job market. Such uncertainty makes it difficult for us to predict operating results on a period-to-period basis.

Sales and Marketing

We believe the success of our business and continued expansion of our services requires building mutually beneficial long-term business relationships with our strategic partners, on both regional and national levels. Towards that goal, we have developed marketing strategies through diverse marketing channels, including social media, industry conferences, online advertising platforms, etc.

We have cultivated and maintained cooperation and partnerships with a number of agencies, labor recruitment and outsourcing companies in the provinces we conduct our business in. We have a dedicated sales and marketing team which focuses on developing our relationship with these companies over China. Our cooperation with these companies have significantly improved our marketing efforts, through direct recommendations to vocational colleges, other human resource companies and potential employers which require large scale of blue-collar worker recruitment and human resources management services. In addition, our cooperative initiatives with the local and national government agencies provide us with effective channels to promote and demonstrate our Gongwuyuan Platform and our crowdsourcing recruitment and human resource services to local businesses.

We are actively seeking new and effective marketing channels in order to grow and promote our brand and our Gongwuyuan Platform. To facilitate our growth prospects, we are on track to form strategic partnerships with regional businesses nationwide to promote regional cooperation for our crowdsourcing recruitment and human resource services. We also actively participate in industry conferences and summits organized by industry associations and local government delegations to promote our Gongwuyuan Platform, its products and our services.

In addition to our marketing efforts described above, we also market our crowdsourcing recruitment services, HR management services and our Gongwuyuan Platform, through:

●	Social media, principally on WeChat where we have established a number of groups in the human resource community, where we promote our business, products and services;

●	Online advertising platforms, such as TikTok, WeTV, Tencent Conference for new product launch announcements, customer service sharing sessions and other online promotional activities; and

●	Recruitment and product meetings through our partners.

Research and Development

Our Gongwuyuan Platform is a cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions in the flexible employment marketplace. Gongwuyuan Platform provides employment matching of blue-collar workers through HR service companies with business enterprises and institutions through its innovative and intelligent management transaction system. In addition, it also provides other crowdsourcing products and services related to employment recruitment, including our Yun Dan Bao payment assurance system.

We plan to continue investing in and improving our Gongwuyuan Platform to further increase user friendliness, functionality and efficiency. In addition, we intend to provide further information technology services and additional platforms in the flexible employment market throughout China. We intend to develop and expand our products in digitalization and SaaS services for human resources. In addition to providing more advanced HR SaaS products and creating a private domain traffic matrix for our enterprise users, we also plan to provide more products in big data analysis for our enterprise users to optimize decision making for their human resources needs. Further, we will also continue development of our information technology services for our Gongwuyuan Platform, including proposed aftermarket services, supply chain and financial services, and to continue building our Gongwuyuan Platform into a comprehensive ecosystem for HR services and products.

Intellectual Property

As of the date of this annul report, we own one (1) registered layout-design of Integrated Circuit in the PRC, one (1) registered patent in the PRC, seven (7) registered trademarks in the PRC and thirty (30) registered software copyrights in the PRC, relating to various aspects of our operations. These registered intellectual properties are crucial to our business. We also own three (3) domain names registered in the PRC, including gwyapp.cn, gwyapp.com and gwyapp.net.

The success of our business depends substantially upon our continued ability to use our brand and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and our market acceptance, competitive advantages or goodwill. In addition, our proprietary information for our Gongwuyuan Platform and associated applications, in which we own 1 registered patent, is a component of our competitive advantage and our growth strategy. To accomplish this, we rely on our trade secrets, including know-how, confidentiality clauses in standard labor agreements and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology.

Regulations

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), or the Catalog, as promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), and the National Development and Reform Commission (the “NDRC”) on December 27, 2020, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), as promulgated on September 6, 2024. According to the Negative List (2024), our value-added telecommunication services are restricted industry, while other businesses operated by us in PRC do not fall into the restricted or prohibited categories. The Negative List (2024) also stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the same provisions in the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in business in the prohibited investment field. However, provisions on overseas indirect listing of domestic companies are still being formulated and there are no detailed rules in connection with relevant requirements or procedures to obtain approval from relevant competent departments of the state. If relevant governmental authority determines or new future rules provides that we are required to obtain the approval and/or abide by the management requirement, we would have to apply for such approval and/or adjust our current management mechanism. There is no assurance that we will be able to obtain such approval in time or at all.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress (“NPC”) adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List (2024) to be released or approved by the State Council.

On December 31, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize a foreign investment environment, and advances a higher-levelopening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in PRC, directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress (“the SCNPC”) enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was most recently amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) marketing fake and substandard products or carrying out false publicity for any commodity or service; or (vi) infringing on intellectual property.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”), which became effective on June 1, 2017, pursuant to which network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator that collects personal information shall follow the principles of legitimacy, rationality and necessity. Network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the agreements arrived at. Network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC.

On April 13, 2020, the CAC, the NDRC, the Ministry of Industry and Information Technology (the “MIIT”) and other nine promulgation authorities issued the Cybersecurity Review Measures (2020 Version), effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, in addition to the procurement of any network product or service by an operator of critical information infrastructure (the “CIIO”), any data processor carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review. On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that any online platform operators controlling personal information of more than 1 million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Cybersecurity Review Measures (2021 Version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, shall be treated with higher level of protection. Specifically, the Data Security Law provides that processors of important data shall appoint a “data security officer” and a “management department” to take charge of data security. In addition, such processor shall evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities. Separately, data transaction intermediary services providers shall check the sources of the data, the identities of parties to the data transactions and shall keep records accordingly. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, or the Measures, which became effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the People’s Republic of China by such data processors to overseas recipients. The Measures stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since 1 January of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law, the measures provides the scope, conditions and procedures of security assessment of outbound data transfer and thereby provides specific guidelines for security assessment of outbound data transfers.

On February 22, 2023, the CAC issued the Provisions on the Standard Contract for Outbound Cross-border Transfer of Personal Information, or the Provisions, which became effective on June 1, 2023. The CAC further promulgated on Provisions of Promoting and Regulating Cross-border Data Flow, effective on March 22, 2024, it is stipulated that if the content of the Provisions of Promoting and Regulating Cross-border Data Flow is inconsistent with the content of the Measures for the Security Assessment of Outbound Data Transfers and the Provisions on the Standard Contract for Outbound Cross-border Transfer of Personal Information, the Provisions of Promoting and Regulating Cross-border Data Flow shall prevail. According to the Personal Information Protection Law, the A personal information processor who intends to enter into a contract to provide personal information to an overseas recipient outside the territory of the PRC shall enter into a standard contract for outbound cross-border transfer of personal information. The Provisions provides the detailed requirements and guidelines for such standard contract.

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Data Security Management Regulations”), which will become effective on January 1, 2025. Pursuant to the Data Security Management Regulations, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed.

Currently, the Cybersecurity Review Measures (2021 Version) the Measures were adopted and the Data Security Management Regulations will become effective on January 1, 2025, and their implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. If the CAC or other regulatory agencies promulgate new rules or explanations requiring that we obtain their approvals for this report and any subsequent report, we may become subject to enhanced cybersecurity review. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a CIIO or a company that is engaged in data processing and holds personal information of more than 1 million users, we could be subject to PRC cybersecurity review.

Regulations Relating to Privacy Protection

Pursuant to the Civil Code of the People’s Republic of China (the “Civil Code”), the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require Internet service providers to take proper measures including anti-virus, data back-upand other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address and log files of system maintenance) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market, which became effective on March 15, 2012. The Provisions stipulate that without the consent of users, Internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as “personal information of users”), nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations. The Provisions also requires that Internet information service providers shall properly keep the personal information of users; if the preserved personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the Internet information service license or filing and cooperate in the investigation and disposal carried out by relevant departments. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, effective from June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On August 20, 2021, the SCNPC promulgated Personal Information Protection Law of the People’s Republic of China (“The Personal Information Protection Law”), which became effective on November 1, 2021. According to The Personal Information Protection Law, personal information refers to any kind of information related to an identified or identifiable natural person as electronically or otherwise recorded, excluding information that has been anonymized. Processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. Processing of personal information shall be for a specified and reasonable purpose, and shall be conducted for a purpose directly relevant to the purpose of processing and in a way that has the least impact on personal rights and interests. Collection of personal information shall be limited to the minimum scope necessary for achieving the purpose of processing and shall not be excessive.

There remain uncertainties with respect to the interpretation and detailed application of such laws and regulations and PRC regulators are enhancing the protection of privacy rule-making and enforcement actions at central and local levels. Any failure or perceived failure by us to comply with privacy policies or related legal obligations could cause suspension of business for rectification, fines and other penalties. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry — The PRC operating entities rely heavily on their information systems, and any failure to properly protect privacy and to maintain and secure the PRC operating entities’ systems could seriously damage the PRC operating entities’ reputation, disrupt the PRC operating entities’ operations and harm their business.”

Licenses for Value-Added Telecommunications Services

An extensive regulatory scheme governing telecommunication services, including value-added telecommunication services and infrastructure telecommunications services, is promulgated by the State Council, MIIT, and other relevant government authorities. Value-added telecommunication service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to the telecommunication activities.

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, which was lately amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the MIIT, or its provincial level counterparts. The MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses on March 1, 2009 and most recently amended it on July 3, 2017, for the purpose of setting forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015 and June 6, 2019, the MIIT published revised editions of Catalog of Classification of Telecommunication Business. According to the latest 2019 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart.

Foreign Investment in Value-Added Telecommunication Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and lastly amended on May 1, 2022, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, unless otherwise stipulated by the State In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, the latest FITE Regulations no longer requires that such foreign investor must demonstrate a positive track record and experience in providing such services. Pursuant to the FITE Regulations, the registered capital of a foreign-invested telecom enterprise that operate value-added telecommunications services shall comply with the following requirements: (i) for operating business nationwide or across provinces, autonomous regions, or municipalities directly under the central government, the minimum registered capital shall be CNY10 million; and (ii) for operating business within a province, autonomous region, or municipality directly under the central government, the minimum registered capital shall be CNY1 million. To operate telecommunications business, a foreign-invested telecom enterprise shall, in addition to meeting the requirements specified in the FITE Regulation, also meet the requirements specified in the Telecommunications Regulations, which was promulgated on February 6, 2016, for operating the business of value-added telecommunications services, including: (i) the operator shall be a legally established company; (ii) there are funds and specialized personnel commensurate with the business activities to be developed; (iii) the operator has the reputation or the capability to provide long term service to its subscribers; and (iv) other conditions specified by the State.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. MIIT issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which began to allow foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunication’s services except for e-commerce.

To comply with the above-mentioned foreign ownership restrictions, we operate our value-added telecommunication services in China through the VIE.

Regulations relating to Mobile Internet Applications Information Services

Mobile internet applications (the “APPs”) and the APP distribution platforms are subject to the Administrative Provisions on Mobile Internet Applications Information Services (the “APP Provisions”), which was promulgated by the CAC on June 14, 2022 and became effective from August 1, 2022. The APP Provisions regulate the APP providers and the APP distribution platforms. The CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information services, respectively.

Under the APP Provisions, the APP providers shall acquire relevant qualifications, implement the information security management responsibilities strictly and fulfil their obligations, including real-name system, protection of users’ information, examination and management of information content, etc. In addition, the APP providers shall enter into the service agreements with the APP users, clarifying the rights and obligations of both parties. The APP distribution platforms shall file a record with the related local offices of cyberspace administration within 30 days after such services have been rolled out online for operation. They shall fulfil the administrative responsibilities over the APP providers. For any App providers who violates the aforementioned provisions, the APP distribution platforms shall take such measures as warning, suspending the release or withdrawing the applications as the case may be, keep records and report such violation to the relevant competent authorities. In addition, the APP distribution platforms shall also enter into the service agreements with the APP providers, clarifying the rights and obligations of both parties.

Regulations relating to HR Services

HR services providers in China are mainly regulated by the Ministry of Human Resources and Social Security (the “MOHRSS”). The principal regulations applicable to HR services providers include (i) the Provisions on Employment Services and Employment Management promulgated on November 5, 2007 and latest amended on January 7, 2022 by the MOHRSS, (ii) the Provisions on Talent Market Administration jointly promulgated by the PRC Ministry of Personnel, the PRC State Administration for Industry and Commerce on September 11, 2001 and latest amended on December 31, 2019 by the MOHRSS and (iii) the Interim Regulation on Human Resources Market promulgated by the PRC State Council on June 29, 2018.

Under the Provisions on Employment Services and Employment Management, the Provisions on Talent Market Administration, the Notice on Further Strengthening Work Related to Human Resources Market Supervision, promulgated by the MOHRSS on January 29, 2010 and the Interim Regulation on Human Resources Market, any entity engaging in occupational intermediary activities in China must obtain a HR Services License from the administrative department of human resources and social security. Besides, the profit-making HR service organization shall file with the administrative department of human resources and social security 15 days from the date of carrying out services such as the collection and release of HR supply and demand information, employment and entrepreneurship guidance, human resource management consulting, human resource assessment, HR training, and HR service outsourcing. Where a profit-making HR service organization establishes a branch, it shall, within 15 days from the date of completion of the industrial and commercial registration, report in writing to the administrative department of human resources and social security where the branch office locates.

In addition, according to the Provisions on Talent Market Administration, as a talent recruitment service provider, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisement. According to the Contract Law of PRC, which was implemented on October 1, 1999 and was replaced by the Civil Code on January 1, 2021, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law and the Civil Code, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused.

Regulations relating to Labor Dispatching Services

Labor dispatching services providers in China are mainly regulated by the MOHRSS. The principal regulation applicable to labor dispatching services providers are the Measures for the Implementation of Administrative License for Labor Dispatch promulgated by the MOHRSS on June 20, 2013 and the Interim Provisions on Labor Dispatch promulgated by the MOHRSS on January 24, 2014.

Under the Measures for the Implementation of Administrative License for Labor Dispatch, the labor dispatching service provider shall apply to the human resources and social security administrative department at its domicile (hereinafter referred to as the licensing authority) for an administrative license according to law. Where a labor dispatching service provider establishes a subsidiary to operate the labor dispatching services, the subsidiary shall apply to the local licensing authority for an administrative license; if the labor dispatching service provider establishes a branch to operate the labor dispatching services, it shall report the licensing authority in writing, and the branch shall file with the local administrative department of human resources and social security.

Under the Interim Provisions on Labor Dispatch, the labor dispatching service provider shall: (i) truthfully inform the dispatched laborer of the provisions of Article 8 of the Labor Contract Law (as defined below), the rules and regulations to be observed, and the contents of the labor dispatch agreement; (ii) establish a training system to conduct onboarding knowledge and safety education training for dispatched workers; (iii) pay the labor remuneration and conduct the related treatment of the dispatched laborers in accordance with the state regulations and the labor dispatch agreement; (iv) in accordance with the provisions of the State and the labor dispatch agreement, pay social insurance premiums for the dispatched workers in accordance with the law, and handle the relevant procedures for social insurance; (v) urge the institutions that accept employment in the form of labor dispatch to provide labor protection and labor safety and sanitation conditions for the dispatched workers according to law; (vi) issue the relevant proof regarding dissolving or terminating the labor contract according to law; (vii) assist in handling disputes between dispatched laborers and the institutions that accept employment in the form of labor dispatch; (viii) conduct other matters as stipulated by laws, regulations and rules.

In addition, according to the Labor Contract Law of the PRC (the “Labor Contract Law”), which was implemented on January 1, 2008 and amended on July 1, 2013, the labor dispatching service provider shall conclude a fixed-term labor contract with the dispatched laborer for more than two years, and pay the labor remuneration on a monthly basis; when the dispatched laborer has no work, the labor dispatching service provider shall pay to the dispatched laborers according to the minimum wage standard prescribed by the local people’s government monthly. The dispatched laborers of the labor dispatching service provider shall enter into labor dispatch agreements with the institutions that accept employment in the form of labor dispatch. The labor dispatch agreement shall stipulate the number of dispatched posts and personnel, the duration of dispatch, the amount of labor remuneration and social insurance premiums, the method of payment, and the liability for breach of agreement. In the event of a violation of any legal provisions of the Labor Contract Law, administrative penalties may be imposed on the dispatch service provider by the competent PRC government authority in charge of labor administration, including warning, rectification orders, fines, orders for payment of wages and compensation to labors, revocation of business licenses and other penalties. Any institution accepting dispatched laborers may be held jointly and severally liable together with the dispatch service provider in case harm is done to labors as a result of such institution’s violation of the Labor Contract Law.

Road Transportation Operation Permit

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in July 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and most recently amended in November 2023 (the “Road Freight Provisions”), the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of hazardous cargos. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation must obtain a Road Transportation Operation Permit from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a Road Transportation Certificate from the same authority. The incorporation of a subsidiary of road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If it intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the Sate Administration of Foreign Exchange (“SAFE”) or its local counterparts.

In recent years, China has become more open to foreign currency exchange. Individual persons are allowed to buy $50,000 each year, but for companies there are still control policies. Under the Regulation and relevant rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of currency account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law.

According to the Overseas Investment Regulation which was issued in 2014, capital investments directed outside of China by domestic or foreign-invested enterprises are also subject to restrictions, which include registration filing with Ministry of Commerce, even though the Notice on Further Improving and Adjusting the Foreign Exchange Management Policy for Capital Account became effective in February of 2014 by SAFE has made domestic enterprises much easier releasing foreign currency overseas to foreign companies including connected companies.

The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

The SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation on December 8, 2023, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October of 2005, SAFE promulgated a Notification known as “Notification 75”, in which SAFE requires PRC residents to register their direct establishment or indirect control of an offshore entity (referred to in Notification as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas financing, provided that PRC residents contribute their legally owned assets or equity into such entity. In July of 2014, this Notification was replaced by Notification 37, “Notification on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles”, which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, Notification 37 also covers more areas such as PRC residents paying capital contribution with overseas assets or equity. Furthermore, Notification 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015 and was amended on December 30, 2019. Under Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Notification 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Regulation on Dividend Distributions

Our PRC subsidiary, Shenzhen Pengze Future Technology Co., Ltd., is wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by Shenzhen Pengze Future Technology Co., Ltd. include: Corporate Law (1993) as lastly amended in 2018; the Foreign Investment Law and its Implementing Regulations; and the Enterprise Income Tax Law (2007) as lastly amended in 2018 and its Implementation Regulations (2007) as lastly amended in 2019.

Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was lately amended on December 29, 2018 and the Implementation Regulations on the Enterprise Income Tax Law was lately amended on April 23, 2019. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or so called the M&A Rules and amended it on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Following the promulgation of the Cyber Security Law and Data Security Law, on February 17, 2023, the CSRC published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and became effective on March 31, 2023, which provided and revealed certain examination and filing mechanisms with respect to a Chinese domestic enterprise’s offering of securities overseas.

While the application of the M&A Rules remains unclear, the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which became effective on March31, 2023.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC. When a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. When a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions issued by domestic law firms (with related undertakings), and (v) prospectus or listing documents.

In addition, under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

Pursuant to the New Administrative Rules Regarding Overseas Listings, we have to file with the CSRC in accordance with the Trial Administrative Measures with respect to our initial public offering. We completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024. However, we cannot assure you of whether there will be further regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure on our part to fully comply with further regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC subsidiary

China has been open to foreign direct and indirect investments. An offshore company may invest in a PRC company. Such investment is subject to the FIL. Under the FIL, foreign investments no longer need to be approved by Chinese government, but only need to register the investment with Chinese regulatory agency.

However, Chinese government still has foreign exchange control policy. The money transfer in or out of China is still under tight control. So, shareholder loans made by offshore parent holding companies to their PRC subsidiary are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, Administration of Foreign Debts Tentative Procedures, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt and the Provisional Measures on Administration of Foreign Debt.

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance and SAFE in January 2003 and last amended in September 2022, any loans provided by us to our PRC subsidiary in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-termforeign loans taken by a foreign investment enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign investment enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the People’s Bank of China (the “PBOC”) issued the Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on All-round Cross-border Financing (the “No. 9 Notice”), which improved the policy framework of the cross-border financing. The No. 9 Notice clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of cross-border financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. In the case of our PRC subsidiary, the capital or the net assets is calculated at the net assets of each subsidiary, the leverage rate for cross-border financing for an enterprise is 2, and the macro-prudential adjustment parameter is 1. The macro-prudential adjustment parameter set forth is then updated to 1.5 (which may be varied due to the change of PRC’s national macro-control policy). Currently, the implementation of the foregoing methodologies in cross-border financing have not been formally determined by the PBOC and the SAFE. In the practice, according to the Q&A on Macro-prudential Regulation Parameter for Full-Covered Cross-border Financing (Phase I) (the “Q&A”) issued by the SAFE on May 27, 2017, FIEs shall submit a written filing report to the local foreign exchange bureau when they handle the foreign debt signing filing (registration) for the first time after the issuance of the Q&A, so as to clarify the cross-border financing management mode they choose during the transition period. If the All-Round Mode is selected, the latest audited net assets data shall be reported at the same time. Once the cross-border financing management mode is determined, it shall not be changed. Alternatively, if we choose to use the All-Round Mode, the amount of loans we can make to our PRC subsidiary as calculated according to the No. 9 Notice and the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies will not be more than 3 times (which may be varied due to the change of PRC’s national macro-control policy) of the net assets of such entities.

Moreover, as the debtors of cross-border financing, our PRC subsidiary is also required to comply with certain registration formalities for execution of foreign debt contracts with the foreign exchange bureau at the locality within fifteen working days after signing the contracts according to the Notice of State Administration of Foreign Exchange on Promulgation of the Administrative Measures on Registration of Foreign Debt which was promulgated by the SAFE in April 2013 and revised in May 2015.

Pursuant to the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises promulgated on September 14, 2015, which had been replaced by Measures for the Administration of Review and Registration of Medium and Long term External Debt of Enterprises from February 10, 2023. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of one year or more which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including bonds issued overseas and long- and medium-term international commercial loans, and so forth. Enterprises should obtain a “Certificate of Registration of Enterprise Borrowing Foreign Debt” issued by NDRC before borrowing foreign debt, and complete the registration procedures. Those who have not been verified and registered are not allowed to borrow foreign debt. Enterprises shall, within 10 working days after borrowing each foreign debt, submit information on borrowing foreign debt to the review and registration authority through the online system, including the main business indicators and borrowing situation of the enterprise; and submit the corresponding external debt borrowing situation within 10 working days after the expiration of the validity period of the “Certificate of Registration of Enterprise Borrowing Foreign Debt”.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term labor contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of PRC, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

According to the Regulation Concerning the Administration of Housing Provident Fund, , any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Tax

Enterprise income tax

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2019 to December 31, 2020, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed will be 25% of annual taxable income, and the tax rate was 20%; small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed was 50% of annual taxable income, and the corporate income tax is paid at the rate of 20%. From January 1, 2021 to December 31, 2021, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed was further lowered to 12.5% of annual taxable income, and the tax rate will be 20%; From January 1, 2022 to December 31, 2024, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.A company recognized as a High-Tech Enterprise is eligible for a preferential enterprise income tax rate of 15%, reduced from the statutory rate of 25%, for a total of three years, including the year in which the High-Tech Enterprise Certificate is issued and the following two consecutive years, thereby benefiting from a 10% reduction in the applicable income tax rate.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

Value-added tax

According to Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by Ministry of Finance on December 25, 1993 and last amended on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

Dividends withholding tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the State Taxation Administration (the “STA”), if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Regulations on Intellectual Property

China joined WTO in 2001 and signed the treaty of TRIPS (Agreement on Trade-Related Aspects of Intellectual Property Rights), therefore China’s IP laws are very much close to TRIPS.

Trademarks

Trademarks are protected by the PRC Trademark Law, as amended. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

According to the PRC Patent Law as amended, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs.

Copyright

Pursuant to the PRC Copyright Law as amended, the PRC nationals, legal persons, and other organizations shall enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Pursuant to the Regulations on the Protection of Computer Software promulgated by the State Council in December 2001 and most recently amended in January 2013, and the Rules for the Registration of Computer Software Copyright, which was promulgated by the China Copyright Office and came into effect in February 2002, anyone publishes, revises or translates computer software without obtaining the prior approval of the computer software copyright holders shall bear civil liability to the copyright owner because of harming the copyright. The corporate computer software copyright is valid for a term of 50 years until December 31 of the 50th year, starting from the date as of first publication. The computer software copyright owners shall register at the registration institution authorized by the PRC Copyright Office to obtain the computer software copyright registration certificates as preliminary evidence of the computer software copyright being registered.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, as amended. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations, and claims incidental to the conduct of our business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. Except for the arbitration proceeding and legal proceeding disclosed below, we are not currently a party to any legal or arbitration proceeding the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On June 8, 2021, Gongwuyuan applied for arbitration in the Guangzhou Arbitration Commission Dongguan Branch in connection with a loan dispute with Guangdong Jingcheng Education Technology Co., Ltd and Wu Dengtao, pursuant to which Gongwuyuan is claiming that Guangdong Jingcheng Education Technology Co., Ltd and Wu Dengtao repay the loan principal and interest in the aggregate amount of RMB 451,000 and bear certain legal and arbitration expenses. On April 15, 2022, Guangzhou Arbitration Commission Dongguan Branch Gongwuyuan issued an award based on default judgement in favor of Gongwuyuan, ordering the respondents to repay Gongwuyuan the principal loan amount of RMB 300,000 and legal interests, as well as arbitration fee of RMB 16,991. The arbitral award is final and became effective on April 15, 2022. Respondents are ordered to make the award payment within 10 days of receiving the judgment award. We are currently in the process of enforcing the arbitration award against the respondents in accordance with applicable Chinese law and have not collected the award payment yet.

On September 27, 2023, the First People’s Court of Dongguan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 750,000 owed by Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 27, 2023 and the remaining RMB 700,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 700,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 400,000 and the remaining payment of RMB 409,451 was performed by execution by the First People’s Court of Dongguan City on November 6, 2024. Therefore, there is no outstanding debt obligation for this proceeding.

On September 28, 2023, the Second People’s Court of Zhongshan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 350,000 owed by Zhongshan Jushangyue to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 28, 2023 and the remaining RMB 300,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Zhongshan Jushangyue that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 300,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 252,187 and the remaining payment is currently in the execution stage.

There are no proceedings in which any of our directors, officers, or any beneficial shareholder of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to us.

C. Organizational structure

Our Company was incorporated in the Cayman Islands as an exempted limited liability company on October 18, 2021. Baiya operates through its indirect wholly foreign-owned subsidiary, Shenzhen Pengze Future Technology Co., Ltd. (the “Pengze WFOE”), utilizing a variable interest entity (VIE) structure pursuant to various Contractual Arrangements. Baiya consolidates the financial results of its variable interest entity, Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”), and its subsidiaries, collectively referred to as the “PRC Operating Entities.” It is important to note that neither Baiya nor its direct or indirect subsidiaries hold any equity interests in the PRC Operating Entities.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company, we do not have any material operations and instead conduct our business activities in China through Contractual Arrangements with the variable interest entity (VIE) and its subsidiaries, collectively referred to as “the PRC operating entities.” This report comprises our Ordinary Shares rather than shares of the VIE or any of the PRC operating entities; consequently, investors will not directly hold equity interests in the PRC operating entities. Neither we nor our subsidiaries own any shares or equity interests in the PRC operating entities. Our financial results consolidate those of Gongwuyuan, as we are deemed the primary beneficiary through the Contractual Arrangements established between our indirectly wholly foreign-owned subsidiary, Shandong Shenzhen Pengze Future Technology Co., Ltd. (“Pengze WFOE”), and Gongwuyuan.

The following is a brief description of each of the Company’s subsidiaries and the VIE as of the date of this report:

●	Ruifeng BVI. Ruifeng BVI is an exempted company incorporated on October 25, 2021, under the laws of the British Virgin Islands. Ruifeng BVI is authorized to issue 50,000 ordinary shares of which 100 ordinary shares are issued and outstanding. Ruifeng BVI is wholly owned by Baiya.

●	Juxing HK. Juxing HK is a limited company incorporated on November 3, 2021, under the laws of Hong Kong. The total amount of share capital of Juxing HK is USD 10,000.00 with 10,000 authorized shares, of which 10,000 are issued and outstanding. Juxing HK is wholly owned by Ruifeng BVI.

●	The Pengze WFOE. The Pengze WFOE is a wholly foreign-owned limited company incorporated on December 9, 2021, under the laws of the PRC, and is wholly owned by Juxing HK. The Pengze WFOE has been issued a business license (No. 91440300MA5H435M3C) by Shenzhen Administration For Market Regulation on December 9, 2021.

●	Gongwuyuan. Gongwuyuan is a limited liability company incorporated under laws of PRC on October 23, 2017, and the current shareholders are: Shenzhen Jiajun Enterprise Management Partnership (LP), Dongguan Zhihe Enterprise Management Partnership (LP), Yangpu Ruiheng Enterprise Management Partnership (LP), Haikou Financial Investment Enterprise Management Partnership (LP), Zhang Weilai, Liang Wenhao, Fang Bendian, Shanghai Hezhuo Enterprise Management Center (LP) and Guangdong Yifang Investment Group Ltd. Gongwuyuan currently holds a business license (No. 91440300MA5ET5MM0Y) issued by Shenzhen Administration for Market Regulation. Through a series of contractual agreements, The Pengze WFOE consolidates the financial results of the VIE and its subsidiaries.

The following diagram depicts our current organizational structure.

Baiya International Group Inc.
(Cayman Islands)
100%
Ruifeng International Group Limited
(British Virgin Islands)
100%
Juxing Investment Group
(Hong Kong) Limited
(Hong Kong)
Outside Mainland China
Inside Mainland China
100%
Shenzhen Pengze Future
Technology Co., Ltd
(WFOE)
(1)
Shenzhen Gongwuyuan
Network Technology Co., Ltd
(VIE)
10%
Beijing Gongjuyuan Network
Technology Co., Ltd
Dongguan Gongwuyuan Yifang
Talent Service Co., Ltd
Equity Interest (100% unless
otherwise specified)
Contractual arrangements
(1) The contractual arrangements allow for the consolidation of the operations and financial results of Gongwuyuan and its subsidiaries into Baiya's consolidated financial statements
(2) The 10% equity interests of certain companies are held by Dongguan Gongwuyuan Business Service Co., Ltd., which is a wholly owned subsidiary of Gongwuyuan. The 10% equity interests held by Dongguan Gongwuyuan Business Service Co., Ltd. are included within the scope of consolidation of such companies' operations and financial results into Baiya's consolidated financial statements
(3) Company had no operations or very minimal operations with no revenues as of the date of this Registration Statement.
Dongguan Gongwuyuan
Business Service Co., Ltd.(2)
90%
Jiangxi Huizhong Human
Resources Co. Ltd.
10%
90%
Jiangxi Gongwuyuan Talent
Service Co. Ltd.
90%
Ji'an Gongwuyuan Human
Resource Service Co., Ltd. (3)
90%
Dongguan Jida Supply Chain
Co., Ltd. (3)
90%
Shenzhen Aliyuncang Logistics
Warehousing Co., Ltd. (3)
90%
Dongguan Chenwang Supply
Chain Co., Ltd. (3)
90%
Dongguan Fusheng Supply
Chain Co., Ltd. (3)
90%
Dongguan Zhenggongfu Human
Resources Co., Ltd.
90%
Jiangxi Gongwuyuan Supply
Chain Management Co., Ltd.
90%
Guangdong Mili Consulting
Service Co., Ltd
90%
Hunan Gongwuyuan Youchang
Human Resource Service Co., Ltd.
90%
Jiujiang Gongwuyuan Yifang
Human Resources Service Co., Ltd. (3)
90%
Zhongshan Jushangyue
Frieght Forwarding Service Co., Ltd.
90%
Nanchang Gongwuyuan
Business Service Co., Ltd.

Notes: The diagram summarizes our corporate legal structure and identifies our subsidiaries, the VIE and its subsidiaries as of the date of this report. Unless otherwise specified, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Gongwuyuan, as illustrated in this diagram, are governed by the Contractual Arrangements and do not constitute equity ownership.

Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE

Pengze WFOE, an indirect wholly-foreign owned subsidiary of Baiya, and Gongwuyuan as well as certain shareholders of Gongwuyuan entered into a series of Contractual Arrangements in December 2021. The Contractual Arrangements are designed to allow Baiya to consolidate Gongwuyuan’s operations and financial results in Baiya’s financial statements in accordance with U.S. GAAP as the primary beneficiary. Gongwuyuan, the VIE, and its PRC subsidiary are the entities conducting the operation in the PRC. Neither Baiya nor its subsidiaries own any equity interests in the PRC operating entities.

Due to PRC legal restrictions on foreign ownership in certain sectors or other matters, such as value-added telecommunications services, or VATS, many China-based operating companies had to list on a U.S. exchange through Contractual Arrangements, or a VIE structure, without a direct ownership in main operating entities. Gongwuyuan’s operations involve in the VATS, which is classified as a sector that restricts foreign ownership. With the advice of our PRC counsel, Baiya has elected to utilize the VIE structure.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over overseas listing of domestic enterprises, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As we chose such VIE structure, we understand that we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. The VIE structure has inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3.D. Key Information—Risk Factors—— Risks relating to the VIE Structure — We rely on Contractual Arrangements with the VIE and certain shareholders of the VIE to consolidate financial results of the PRC operating entities.” We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the Contractual Arrangements with Gongwuyuan, its shareholders, in PRC because all of our Contractual Arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where the legal environment is still developing. Furthermore, these Contractual Arrangements may not be enforceable in China if PRC government authorities or courts take a view that such Contractual Arrangements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these Contractual Arrangements, we may not be able to exert effective control over Gongwuyuan, and our ability to conduct our business may be materially and adversely affected. For more information, see “Item 3.D. Key Information—Risk Factors—— Risks relating to the VIE Structure — The PRC government may find that the Contractual Arrangements with the VIE and its shareholders to operate our business in China do not comply with applicable PRC Laws, or if these applicable PRC Laws or the interpretation of existing applicable PRC Laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Additionally, such determination by the PRC government and changes or interpretations in PRC Laws, if occurred, may cause significant decline in the value of our shares, or even render our shares worthless.”

The following is a brief description of the Contractual Arrangements entered into in December 2021, between Pengze WFOE, Gongwuyuan, and certain shareholders of the VIE, and the Spousal Consent Letter dated September 22, 2022:

Business Operation Agreement. The Pengze WFOE entered into a business operation agreement with Gongwuyuan and certain shareholders of the VIE on December 29, 2021, pursuant to which (1) Gongwuyuan shall not enter into any transaction which may materially affect its assets, businesses, employees, obligations, rights or operations without the written consent of the Pengze WFOE or any other party designated by the Pengze WFOE; (2) Gongwuyuan and certain shareholders agree to accept suggestions by the Pengze WFOE in respect of the employment and dismissal of Gongwuyuan’s employees, daily operations and financial management of Gongwuyuan; and (3) Gongwuyuan and the shareholders shall appoint the individuals designated by the Pengze WFOE as the directors (including the executive director) of Gongwuyuan, and shall appoint the persons recommended by the Pengze WFOE as the general manager, chief financial officer and other senior management members and officers of Gongwuyuan. The term of the business operation agreement shall be ten (10) years from the effective date unless terminated by the Pengze WFOE upon thirty (30) days advance notice to Gongwuyuan and the shareholders. Upon request by the Pengze WFOE, the parties shall extend the term of the business operation agreement by entering into a new business operation agreement or continue performing the existing business operation agreement.

Powers of Attorney. Each of the signing shareholders of Gongwuyuan executed a power of attorney on December 29, 2021 (the “Powers of Attorney”) to irrevocably appoint the Pengze WFOE or the person designated by the board of directors or the executive director of the Pengze WFOE as its agent to act on its behalf to exercise their shareholders’ and voting rights in the name of the shareholders in accordance with the applicable PRC laws and regulations and the articles of association of Gongwuyuan.

Exclusive Consulting and Service Agreement. Under the exclusive consulting and service agreement dated December 29, 2021, entered into between the Pengze WFOE and Gongwuyuan, the Pengze WFOE shall have the exclusive right to provide Gongwuyuan with consulting and related services. Such services include:

(a)	Research and development services of business-related software;

(b)	Providing business-related technical services, applications, and execution, including but not limited to design, installation, and testing of all systems;

(c)	Providing daily maintenance support, upgrade, maintenance, monitoring, and troubleshooting of computer network equipment and other technical services;

(d)	Pre-job, on-the-job, and technical training services for personnel;

(e)	Technology development and transfer services;

(f)	Public relations services;

(g)	Market research and consulting services (excluding market research services that are prohibited by the laws of the People’s Republic of China for foreign-invested enterprises);

(h)	Services for the formulation of medium and short-term market development and market plans;

(i)	Consulting services related to business compliance;

(j)	Organization and planning services related to marketing and customer activities;

(k)	Intellectual property licenses;

(l)	Equipment provision and rental; and

(m)	Management consulting services and other business and technical consulting services related to business operation.

Without the Pengze WFOE’s prior written consent, Gongwuyuan may not accept services covered by the exclusive consulting and service agreement from any third party during the term of the agreement. In addition, the Pengze WFOE shall own all rights, titles, interests and intellectual property rights arising out of the performance of the exclusive consulting and service agreement, provided, however, that if the development of such intellectual property is based on the intellectual property rights of Gongwuyuan, Gongwuyuan shall ensure that such rights are free of any defect or Gongwuyuan shall bear the loss caused to the Pengze WFOE. As consideration, Gongwuyuan agrees to pay the ninety-five percent (95%) of its pre-tax profit, for each profitable fiscal year, and deducting any loss (if any) in the previous year, the necessary costs, expenses, taxes incurred in the year and the withdrawn statutory reserve fund that must be withdrawn according to law by the Pengze WFOE.

The exclusive consulting and service agreement shall remain effective for ten (10) years from the effective date unless terminated by mutual agreement between the Pengze WFOE and Gongwuyuan. or unilaterally terminated by the Pengze WFOE in advance. Upon request by the Pengze WFOE, the parties shall extend the term of the exclusive consulting and service agreement by entering into a new exclusive consulting and service agreement or continue performing the existing exclusive consulting and service agreement.

The Exclusive Consulting and Service Agreement between Penze WFOE and Gongwuyuan was supplemented on December 21, 2022 to clarify that no consulting service fees pertaining to the agreement need to be paid for the period December 29, 2021 to December 31, 2021.

Equity Disposal Agreement. The Pengze WFOE entered into an equity disposal agreement with Gongwuyuan and certain shareholders of the VIE on December 29, 2021. Pursuant to the equity disposal agreement, the shareholders and Gongwuyuan have granted the Pengze WFOE (or its designee) an exclusive option to acquire all or a portion of the ninety-five percent (95%) equity held by the shareholders and all or a portion of the ninety-fivepercent (95%) assets of Gongwuyuan at the price equivalent to the lowest price then permitted under PRC law. The Pengze WFOE may, at its sole discretion, at any time exercise the option. Moreover, the Pengze WFOE may designate a third party to exercise the option on its behalf.

Under the equity disposal agreement, Gongwuyuan may not, among other obligations, sell, transfer, mortgage or otherwise dispose of any asset, business or income, or allow any other security interest to be created on them, enter into transactions that will materially and adversely affect its assets, responsibilities, operations, equity and other legitimate rights, distribute dividends and bonuses in any form to all shareholders, incur, inherit, guarantee or permit to subsist any debt except in the ordinary course of business unless otherwise expressly agreed to by the Pengze WFOE, enter into any material contracts except in the ordinary course of business, increase or decrease the registered capital of Gongwuyuan or otherwise change the structure of the registered capital, supplement, modify or amend the articles of association of Gongwuyuan in any way, or merge or associate with any person, or acquire any person or invest in any person. In addition, the shareholders may not, among other obligations, supplement, modify or amend the articles of association of Gongwuyuan that will materially and adversely affect Gongwuyuan’s assets, liabilities, operations, equity and other rights, cause Gongwuyuan to enter into transactions that will materially and adversely affect Gongwuyuan’s assets, responsibilities, operations, equity and other rights, adopt a resolution on the distribution of dividends and bonuses, sell, transfer, mortgage or dispose of their equity interest in any way, sell, transfer, mortgage or dispose of the rights of any equity and assets of Gongwuyuan, or allow any other security interest to be created on them, approve the merger or association or reorganization in any other form, and independently wind up, liquidate or dissolve Gongwuyuan.

The equity disposal agreement shall remain effective for ten (10) years from the effective date. Upon request by the Pengze WFOE, the parties shall extend the term of the equity disposal agreement by entering into a new equity disposal agreement or continue performing the existing equity disposal agreement.

Equity Pledge Agreement. The Pengze WFOE entered into an equity pledge agreement with certain shareholders of the VIE on December 29, 2021, pursuant to which the shareholders have pledged ninety-five percent (95%) of equity interests in Gongwuyuan held by them, and all current and future rights and interests based on such equity, as priority security guarantees in favor of the Pengze WFOE to secure the performance of Gongwuyuan and the shareholders’ performance of their obligations under, where applicable, (i) the Exclusive Consulting and Service Agreement, (ii) the Equity Disposal Agreements, and (iii) the Business Operation Agreement (collectively, the “Principal Agreements”). The Pengze WFOE is entitled to exercise its right for the priority of compensation obtained by the shareholders’ pledged interests in the equity of Gongwuyuan in the event that either the shareholders or Gongwuyuan fails to perform their respective obligations under the Principal Agreements. The Pengze WFOE may transfer all or any of its rights and obligations under the equity pledge agreement to any designated third party. The equity pledge agreement will remain in full force and effective until Gongwuyuan and the shareholders have satisfied their obligations under the Principal Agreements.

Agency Agreement. The Pengze WFOE entered into an agency agreement with certain shareholders of the VIE on December 29, 2021, pursuant to which the shareholders granted the Pengze WFOE an irrevocable right to exercise the voting rights of the shareholders in accordance with the laws of the PRC and the Articles of Association of Gongwuyuan, for the maximum period permitted by law. The shareholders shall authorize the person appointed by the Pengze WFOE to exercise all the voting rights held by them regardless of any change in the equity of Gongwuyuan. In addition, the shareholders shall not transfer any of their shareholders rights and interests in Gongwuyuan to any individual or other company other than the Pengze WFOE or any person or entity designated by the Pengze WFOE. The agency agreement shall come into effect upon its execution, and may be terminated by the unanimous consent of all parties or unilaterally by the Pengze WFOE with a thirty (30) days advance notice.

Spousal Consent Letter. Each spouse of relevant individual shareholders of Gongwuyuan has signed a Spousal Consent Letter. Under the Spousal Consent Letter, agreeing that the signing spouse has unconditionally and irrevocably agreed that the disposition of the equity interest in Gongwuyuan which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned Business Operation Agreement and Powers of Attorney, Equity Disposal Agreement, Equity Pledge Agreement, and Agency Agreement, signed by his or her spouse, as amended from time to time. Each of the signing spouse undertakes to take necessary actions to ensure the performance of above-mentioned VIE agreements.

Based on the foregoing Contractual Arrangements, Baiya is allowed to consolidate Gongwuyuan’s operations and financial results in Baiya’s consolidated financial statements for the periods presented herein as if the current corporate structure had been in existence throughout the periods presented under common control in accordance with Regulation S-X-3A-02 promulgated by the SEC and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

As we chose such VIE structure, we are subject to certain unique risks and uncertainties that may not otherwise exist if we had direct equity ownership in the PRC operating entities. Because we do not directly hold equity interests in the VIE and its subsidiaries, our Contractual Arrangements may not be effective in providing control over Gongwuyuan, the VIE and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and their shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore the Company may incur substantial costs to enforce the terms of the arrangements. Furthermore, if the VIE or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership and regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the Contractual Arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and/or cause the value of our Ordinary Shares to decrease significantly or become worthless. However, as of the date of this report, the agreements under the Contractual Arrangements have not been tested in any courts of law.

See “Item 3.D. Key Information—Risk Factors—— Risks relating to the VIE Structure — The PRC government may find that the Contractual Arrangements with the VIE and its shareholders to operate our business in China do not comply with applicable PRC Laws, or if these applicable PRC Laws or the interpretation of existing applicable PRC Laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Additionally, such determination by the PRC government and changes or interpretations in PRC Laws, if occurred, may cause significant decline in the value of our shares, or even render our shares worthless; — We rely on Contractual Arrangements with the VIE and certain shareholders of the VIE to consolidate financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment.

According to our PRC legal counsel, under current effective PRC laws and regulations, apart from the filing procedure with the CSRC under the New Administrative Rules Regarding Overseas Listings, we and the PRC operating entities are not required to obtain permission or approval from the PRC authorities including CSRC or CAC to issue the Ordinary Shares to foreign investors, nor have we, or the PRC operating entities, applied for or received any denial for the Registration. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Further, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. We cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. However, (i) if we inadvertently concluded that such permissions or approvals are not required, or (ii) if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to issue the Ordinary Shares to foreign investors, and we are unable to obtain a waiver of such approval requirements. In addition, any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See “Item 3.D. Key Information—Risk Factors—— Risks Relating to Doing Business in China” and “— Risks Relating to the Offering,” of this report for a discussion of these legal and operational risks and information that should be considered before making a decision to purchase our Ordinary Shares.

D. Property, Plants and Equipment

Through Gongwuyuan, our principal executive office is located at 5Q, No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen, Guangdong, China, under a 36 month lease agreement for monthly rent of approximately RMB7,576.00 for the first year, which rent shall then increase by 10% for the second and third years and which lease term expires on January 4, 2027.

In addition, we also leased an additional ten (10) properties primarily used for office space for our subsidiaries of approximately 920.00 square meters as of December 31, 2024. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property or have any land use rights.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We, Baiya, are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations in China through the Contractual Arrangements with Gongwuyuan which is a variable interest entity, and its subsidiaries, or collectively, “PRC operating entities”. Neither we nor our direct and indirect subsidiaries own any equity interests in the PRC operating entities.

Through Gongwuyuan, the VIE, we are building a human resource (“HR”) technology company utilizing our cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions in the flexible employment marketplace (the “Gongwuyuan Platform”). Our business currently focuses on three (3) primary services: (i) entrusted recruitment services; (ii) project outsourcing services; and (iii) labor dispatching services in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region. As of this reporting date, our services cover over 5 provinces and 30 cities.

The Gongwuyuan Platform was launched in November 2019 to expand its offline flexible employment matching services. We have been strategically building the Gongwuyuan Platform with innovative product features that work together to provide greater user experience and improve the job referral and HR related services in the flexible employment marketplace.

We contract with domestic labor service companies to access the blue-collar labor to provide recruitment facilitation services to Customers and Employing Companies. The recruitment facilitation provides the customers with a variety of means of human resource solution, which includes direct employment (entrusted recruitment), outsourcing or labor dispatching. In the recruitment facilitation contract, we are contractually obliged to facilitate the human resource recruitment and ensure that blue-collar labor works for the Customers and Employing Companies for a designated period of times. We are also contractually obliged to help recruit additional blue-collar labor if there is a vacancy caused by the resignation of the blue-collar labor that we initially introduced. Under entrusted recruitment, project outsourcing and labor dispatching model, if the blue-collar labor has no working experience in the industry of the Customers or Employing Companies, the Company provides short term occupational training to the blue-collar labor prior to their admittance by the Customers or Employing Companies.

●	Entrusted recruitment service

Under entrusted recruitment service model, the Employing Companies and HR Service Companies are both confidential to each other, the Employing Companies select the labor candidates provided by us (and directly with the HR Service Companies, and HR Service Companies are not allowed to contact the Employing Companies). The Employing Companies directly submit recruitment requests for their recruitment needs, which typically include the number of blue-collar workers needed, work hours, the preferred and required skill sets, etc. (the “Overall Work Arrangement”).

Once the Overall Work Arrangement is established, we confirm the information regarding employment needs of the Employing Company. Subsequently, we negotiate with the labor service company to organize blue-collar workers. The labor service companies provide information of the workers and registers basic personal information of the workers for us. During the execution of the contract between the Company and the Employing Companies, we regularly communicate with the Employing Company to resolve issues and collect feedback on the performance of the blue-collar workers. We are responsible for briefing the workers for the Employing Companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and provides short term vocation training if needed. We consider that the customers simultaneously receive and consume the benefit in the service period designated by the contract term and we recognize the revenue over time since such blue-collar labor started to work for the Employing Companies. During the years ended December 31, 2024, 2023 and 2022, we had $42,174, $1.5 million and $2.7 million of revenue from entrusted recruitment service, respectively.

●	Project outsourcing service

Under project outsourcing service model, we provide services to the Customers in order to fulfill their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the particular quantity and quality needs of the Customers.

Once the contract for project outsourcing is finalized, we makes arrangements with the HR Service Companies for the blue-collar workers for the assignments. We assume liabilities, obligations and performance standards of the outsourced assignments, which includes the criteria on quality and quantity set up by the Customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the Customers on a daily basis. We receive the service fee from Customers based on the accumulated assignment accomplished of the month. We consider that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments. During the years ended December 31, 2024, 2023 and 2022, we had $12.8 million, $10.1 million and $9.8 million of revenue from project outsourcing service, respectively.

●	Labor dispatching service

Under labor dispatching service model, the Customers submit their labor needs and we dispatch its employees directly to the Customers. We are responsible for the payment of wages to the dispatched workers, and charges service fees to the Customers based upon the total number of working hours of the dispatched employees. We consider that the Customers simultaneously receive and consume the benefit as well as the dispatch services. We control the specified service before that service is performed for a customer. Due to the negative gross profit of labor dispatching service, we determined not to expand this business line but strategically reduce the labor dispatching service. Revenue from labor dispatching service accounted for nil, nil and 4.1% of total revenue for the year ended December 31, 2024, 2023 and 2022, respectively. We consider that such determination to strategically reduce the labor dispatching service does not represent a strategic shift that will have a major effect on our financial results. During the year December 31, 2024, 2023 and 2022, we had nil, nil and $0.5 million of revenue from labor dispatching service, respectively.

During the year ended December 31, 2024, Gongwuyuan cooperated and partnered with 13 corporate clients, including 2 agency recruitment clients, 11 outsourcing business clients, in core manufacturing regions such as the Pearl River Delta and Yangtze River Delta regions. During the year ended December 31, 2023, Gongwuyuan cooperated and partnered with 20 corporate clients, including 9 agency recruitment clients, 11 outsourcing business clients, in core manufacturing regions such as the Pearl River Delta and Yangtze River Delta regions. As of December 31, 2024, there are 5,020 labor companies and 3,178 enterprises registered on the Gongwuyuan Platform. Gongwuyuan believes that it will be able to convert 10% of such potential customers in the future, which will increase the number of clients that it cooperates and partners with by over 800.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

●	The proper functioning of our Gongwuyuan Platform and its technology infrastructure is essential to our business. Any errors in or disruption to the PRC operating entities’ IT systems and infrastructure and those on which they rely could materially affect their ability to maintain the satisfactory performance of their platform and deliver consistent services to their clients.

●	The PRC operating entities rely heavily on their information systems, and any failure to properly protect privacy and to maintain and secure the PRC operating entities’ systems could seriously damage the PRC operating entities’ reputation, disrupt the PRC operating entities’ operations and harm their business.

●	The PRC operating entities rely on cooperation with third party companies for aspects of their business, which could result in disruption, increased costs, reputation risks and may adversely affect their business and results of operations.

●	Due to seasonal variations in demand for blue-collar workers and human resource related services, the PRC operating entities experience material fluctuations in their revenue streams which affect their ability to predict their quarterly results, and which may also cause quarterly results to vary from period to period.

●	Our customers may raise objection to and claim for compensation for the outsourcing arrangement carried out the PRC operating companies in completing relevant worker recruitment or labor assignments which could have a material adverse effect on our business operation and financial conditions.

Labor Costs

Our results of operations are affected by the labor cost in China which historically has been trending higher due to increased household spending, and declining labor supply in China in recent years due to an aging population and declining birth rates. COVID-19 has also contributed to this decline in China’s labor supply over the last three years as China imposed lockdowns and travel restricted policies to contain COVID-19. In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If a company fails to make adequate social insurance and housing fund contributions, the company may be required to make up the shortfall, pay the late fee and even subject to fines and legal sanctions. We believe these trends will very likely continue through the following years.

The following Tables shows data of declining labor supply since 2015 in China:

Year	The number of the working-age population (aged 16 – 59)	The proportion of the working-age population in total population
2015	91,096,000	66.30%
2016	90,747,000	65.60%
2017	90,199,000	64.90%
2018	89,729,000	64.30%
2019	89,640,000	64.00%
2020	89,436,000	63.35%
2021	88,222,000	62.50%
2022	87,556,000	62.00%
2023	84,681,000	61.30%
2024	85,798,000	60.90%

Source: National Bureau of Statistics of China

As a result of these factors, we believe that labor costs in China will steadily increase in 2024 and will very likely continue to increase over the following years. To address labor costs challenges, we plan to take several actions to mitigate these changes, such as: improving employee loyalty to reduce recruiting cost, getting more practical training for our employees to improve productivity, and relocating some of the operational functions to lower cost area.

Results of Operations

The following table summarizes our (including the VIE and the VIE’s subsidiaries) results of operations for the years ended December 31, 2024, 2023, and 2022, respectively:

	For the years ended December 31,
	2024	2023	2022
Net revenues	$12,809,211	$11,574,877	$13,161,560
Cost of revenues	11,401,940	10,772,530	11,635,220
Gross profit	1,407,271	802,347	1,526,340

Operating expenses
Selling expenses	214,672	127,214	243,937
General and administrative expenses	890,089	1,093,703	2,205,442
Research and development expenses	238,150	300,519	479,218
Total operating expenses	1,342,911	1,521,436	2,928,597
Profit (loss) from operations	64,360	(719,089)	(1,402,257)

Other income (expenses)
Interest expense, net	(31,510)	(24,030)	(55,640)
Government subsidy income	5,823	33,654	190,944
Other expenses, net	(3,456)	(321,112)	(39,307)
Total other income (expenses)	(29,143)	(311,488)	95,997
Income (loss) before income tax	35,217	(1,030,577)	(1,306,260)
Less: income tax expense	28,530	32,239	23,421
Net income (loss)	6,687	(1,062,816)	(1,329,681)
Less: net income (loss) attributable to non-controlling interests	15,437	(45,739)	(65,578)
Net loss attributable to common shareholders of Baiya International Group Inc.	$(8,750)	$(1,017,077)	$(1,264,103)

Comparison of the Years ended December 31, 2024 and 2023

The following table summarizes our (including the VIE and the VIE’s subsidiaries) results of operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Net revenues	$12,809,211	100.00%	$11,574,877	100.00%	$1,234,334	10.66%
Cost of revenues	11,401,940	89.01%	10,772,530	93.07%	629,410	5.84%
Gross profit	1,407,271	10.99%	802,347	6.93%	604,924	75.39%
Operating expenses
Selling expenses	214,672	1.68%	127,214	1.10%	87,458	68.75%
General and administrative expenses	890,089	6.95%	1,093,703	9.45%	(203,614)	(18.62)%
Research and development expenses	238,150	1.86%	300,519	2.60%	(62,369)	(20.75)%
Total operating expenses	1,342,911	10.48%	1,521,436	13.14%	(178,525)	(11.73)%

Profit (loss) from operations	64,360	0.50%	(719,089)	(6.21)%	783,449	(108.95)%
Other expenses, net	(29,143)	(0.23)%	(311,488)	(2.69)%	282,345	(90.64)%
Income (loss) before income taxes	35,217	0.27%	(1,030,577)	(8.90)%	1,065,794	(103.42)%
Less: income tax expense	28,530	0.22%	32,239	0.28%	(3,709)	(11.50)%
Net income (loss) before noncontrolling interest	6,687	0.05%	(1,062,816)	(9.18)%	1,069,503	(100.63)%
Less: income (loss)attributable to noncontrolling interest	15,437	0.12%	(45,739)	(0.40)%	61,176	(133.75)%
Net loss to the Company	(8,750)	(0.07)%	(1,017,077)	(8.79)%	1,008,327	(99.14)%

Net revenues

We generate revenues from recruitment facilitation services, which include 1) entrusted recruitment service, and 2) project outsourcing service, and other services that include software services and others. Total revenues increased by $1.2 million, or 10.66%, from $11.6 million for the year ended December 31, 2023 to $12.8 million for the year ended December 31, 2024. The following table sets forth a breakdown of our revenues:

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Entrusted recruitment service	$42,174	0.33%	$1,487,188	12.85%	$(1,445,014)	(97.16)%
Project outsourcing service	12,763,987	99.65%	10,086,496	87.14%	2,677,491	26.55%
Other services	3,050	0.02%	1,193	0.01%	1,857	155.56%
Total	$12,809,211	100.00%	$11,574,877	100.00%	$1,234,334	10.66%

Revenue from entrusted recruitment service

Revenue from entrusted recruitment service accounted for 0.3% and 12.9% of total revenue for the years ended December 31, 2024 and 2023, respectively. Revenue from entrusted recruitment service decreased by $1.4 million, or 97.2%, from $1.5 million for the year ended December 31, 2023 to $42,174 for the year ended December 31, 2024. The decrease is primarily attributed to the delayed effects of China’s stringent preventive measures against the COVID-19 pandemic, which have increased the challenges of economic recovery. Our major customers for entrusted recruitment services are primarily from the manufacturing factories. Post COVID-19, various industries are in a phase of recovery. However, during this recovery phase, some industries, particularly manufacturing, are considering and implementing certain adjustments to their operations such as the adoption of automation through robots to replace manual labor and adjusting their supply chains to adapt to new market conditions. During this adjustment period, companies are trying to reduce capacity and cut down on labor for the purpose of cost control, accordingly, the labor demand remained at a lower level. Total number of customers for our entrusted recruitment was 2 for the year ended December 31, 2024 as compared to 9 for the year ended December 31, 2023. However, as China’s economy is recovering, we anticipate that in the coming year, as the entire Chinese economy recovers, our entrusted recruitment services will gradually return to its normal state.

Revenue from project outsourcing service

Revenue from project outsourcing service accounted for 99.7% and 87.1% of total revenue for the years ended December 31, 2024 and 2023, respectively. Revenue from project outsourcing service increased by $2.7 million, or 26.6%, from $10.1 million for the year ended December 31, 2023 to $ 12.8 million for the year ended December 31, 2024. Such increase was primarily due to the outsourcing revenues from our major customers, $3.2 million increase from Zhaoqing Branch of China Postal Group Limited, $1.3 million increase from Guangdong Yingwang Industrial Investment Limited (“Yingwang”), and $0.7 million increased from Zhongshan Branch of China Postal Express & Logistics Co., Ltd, which was partly offset by $0.5 million decreased from Zhongshan Branch of China Postal Group limited and $2.0 million decreased revenue from Nanchang Jiesite Cleaning and Environmental Protection Limited (“Jiesite”). Our core business is outsourcing and based on our analysis of the current domestic market, we have identified the logistics and express delivery industry as one of the fastest-growing sectors in China. This industry is still rapidly expanding, and as a result, there is a significant demand for human resources, often offering higher salary levels, attracting a large workforce. Despite limited funds, our company has continued to focus on the logistics and express delivery industry, actively expanding our outsourcing services to postal companies. We are seeking opportunities, establishing a business foundation, and preparing for future business expansion. For example, we have been examining postal business tender documents from various regions and understanding market rates. In May 2023, we successfully launched operations with the Zhaoqing Branch of China Postal Group Limited, generating revenue of $4.4 million for the year ended December 31, 2024. Furthermore, the postal and express delivery business allows us to expand into e-commerce logistics, such as sorting and delivery services for companies like JD, Vipshop, and Cainiao’s delivery stations.

Revenue from labor dispatching service

Revenue from labor dispatching service accounted for nil and nil of total revenue for the years ended December 31, 2024 and 2023, respectively. The nil revenue in 2024 and 2023 for our labor dispatch services was due to our strategic decision of ceasing this service resulting from regulatory reform policy issued by the Chinese Ministry of Human Resources and Social Security in 2023, which standardized the use of labor dispatch services and prohibited government owned or related enterprises from using labor dispatch services, as well as negative profit margin of this service brought us.

Revenue from other services

Revenue from other services accounted for 0.02% and 0.01% of total revenue for the years ended December 31, 2024 and 2023. During the year ended December 31, 2024, the revenue generated from other services mainly represents software revenue of $3,050. During the year ended December 31, 2023, the revenue generated from other services mainly represents software revenue of $1,193. In November 2019, Gongwuyuan launched enterprise version of its cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions on the Gongwuyuan Platform to supplement its offline services. As of December 31, 2024, the platform is currently in its preliminary stages, however, we have been and will continue to strategically develop and improve the Gongwuyuan Platform with product features that work together with our traditional offline service model to improve the job matching and HR related services in the flexible employment marketplace.

Cost of revenues

Total cost of revenue increased by $0.6 million, or 5.8%, from $10.8 million for the year ended December 31, 2023 to $11.4 million for the year ended December 31, 2024.

The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	% of total costs	Amount	% total costs	Amount	%
Entrusted recruitment service	$36,328	0.32%	$1,370,639	12.72%	$(1,334,311)	(97.35)%
Project outsourcing service	11,365,406	99.68%	9,401,891	87.28%	1,963,515	20.88%
Other services	206	0.002%	—	—%	206	100.00%
Total costs	$11,401,940	100.00%	$10,772,530	100.00%	$629,410	5.84%

Cost of revenues for entrusted recruitment service decreased by $1.3 million, or 97.4%, from $1.4 million for the year ended December 31, 2023 to $36,328 for the year ended December 31, 2024. Our cost of revenues of entrusted recruitment service primarily consists of referral and service fee paid to labor-provider companies. The percentage decrease in the cost of revenues was 97.4%, as compared to 97.2% of decrease in the revenues.

Cost of revenues for project outsourcing service increased by $2.0 million, or 20.9%, from $9.4 million for the year ended December 31, 2023 to $11.4 million for the year ended December 31, 2024. Our cost of revenues of project outsourcing service primarily consists of outsourcing service fee paid to labor-provider companies. The increase in cost of revenues was in line with the increased revenue from project outsourcing service. The percentage increase in the cost of revenue was 20.9%, as compared to 26.6% of increase in the revenues.

Cost of revenues for other service increased by $206, or 100%, from $nil for the year ended December 31, 2023 to $206 for the year ended December 31, 2024.

Gross profit and gross margin

As a result of changes in revenues and cost of revenues, our blended gross profit increased by $0.6 million, or 75.4% from $0.8 million for the year ended December 31, 2023 to $1.4 million for the year ended December 31, 2024. Such an increase was mainly due to the $0.7 million increase in gross profit from project outsourcing service, which was partly offset by the $0.1 million decrease in gross profit from entrusted recruitment service. Market conditions and labor costs can fluctuate over time due to supply and demand dynamics. If there is increased demand for labor or if wages have increased in the job market, it can lead to higher labor costs. The overall labor cost in China has increased in 2024 compared with 2023, we expect this increased labor cost will keep at current level or even slightly increase further for the near future due to unstable job market in China. In 2024, although the revenue from some of our existing outsourcing service major customers decreased, we also expanded to some new customers, such as Zhaoqing Branch of China Postal Group Limited, which generating revenue of $4.4 million for the years ended December 31, 2024.

Operating expenses

Operating expenses decreased by $0.2 million, or 11.7%, from $1.5 million for the year ended December 31, 2023, to $1.3 million for the year ended December 31, 2024. The change was mainly due to a decrease of $0.2 million in general and administrative expenses and a decrease of $62,369 in research and development expenses, which were partly offset by an increase of $87,458 in selling expenses as explained below.

Selling expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses. Selling expense was $0.2 million for the year ended December 31, 2024, compared to $0.1 million for the year ended December 31, 2023, representing an increase of $87,458, or 68.8%, which was primarily due to the $0.1million increase in bidding service fee, which was offset by the $21,807 decrease in commission expenses and $13,384 decrease in salary and related welfare expenses of salesperson.

General and administrative expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, office rent and management expenses, and office utilities and other office expenses. General and administrative expenses were $0.9 million for the year ended December 31, 2024, as compared to $1.1 million for the year ended December 31, 2023, representing a decrease of $0.2 million, or 18.6%. The decrease in general and administrative expenses were mainly due to decreased bad debt expense by $0.1 million, decreased rental expense by $75,817, decreased employee salaries and welfare expenses by $63,769 due to the decrease of headcount in administration function, decreased consulting and professional service fees by $33,707, which offset by increased other G&A expense by $89,071.

Research and development expenses

Research and development expenses consisted mainly of salaries of staff in research and development function, network and platform maintenance expenses, office rent and utility expenses, as well as copyright, trademark, and patent expenses. Research and development expenses were $0.2 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively.

Other expenses, net

Other expenses, net mainly consisted of interest income and government subsidy income, net with interest expenses. Other expenses, net was $29,143 for the year ended December 31, 2024, mainly consisted of interest expense of $31,510 and other expenses of $3,456 but partly offset with government subsidy income of $5,823. Other expenses, net was $311,488 for the year ended December 31, 2023, mainly consisted of interest expense of $24,030 and other expenses of $321,112 but partly offset with government subsidy income of $33,654.

Income tax expense

Income tax expense was $28,530 and $32,239 for the years ended December 31, 2024 and 2023, respectively.

Net income (loss)

Our net income to the Company was $6,687 during the year ended December 31, 2024, as compared to $1.1 million net loss during the year ended December 31, 2023. The decrease in net loss in 2024 mainly resulted from increased gross profit by $0.6 million, decreased operating expenses by $ 0.2 million, and decreased other expenses by $0.3 million for the year ended December 31, 2024, as explained above.

Due to the lockdown of the epidemic, the isolation policies in various places in China not being uniform, and public transportation was limited, it is difficult to realize the cross-regional deployment of blue-collar workers. China and worldwide economy have been severely impacted by the pandemic. The demand of labor from employer companies in China has been continuously decreased since beginning of 2022 as a result of decreased production orders for factories. In addition, our business is in transition from job matching service to entrusted recruitment service and project outsourcing service; the proportion of project outsourcing revenue to total revenue is relatively large and higher profit margin, the profit margin for outsourcing service was 11.0% and 6.8% for the years ended December 31, 2024 and 2023, respectively. We also believe our professional and consulting expenses will remain at a high level due to the proposed initial public offering.

Comparison of the Years ended December 31, 2023 and 2022

The following table summarizes our (including the VIE and the VIE’s subsidiaries) results of operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended December 31,
	2023		2022		Variance
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Net revenues	$11,574,877	100.0%	$13,161,560	100.0%	$(1,586,683)	(12.06)%
Cost of revenues	10,772,530	93.07%	11,635,220	88.40%	(862,690)	(7.41)%
Gross profit	802,347	6.93%	1,526,340	11.60%	(723,993)	(47.43)%
Operating expenses
Selling expenses	127,214	1.10%	243,937	1.85%	(116,723)	(47.85)%
General and administrative expenses	1,093,703	9.45%	2,205,442	16.76%	(1,111,739)	(50.41)%
Research and development expenses	300,519	2.60%	479,218	3.64%	(178,699)	(37.29)%
Total operating expenses	1,521,436	13.14%	2,928,597	22.25%	(1,407,161)	(48.05)%

Loss from operations	(719,089)	(6.21)%	(1,402,257)	(10.65)%	683,168	(48.72)%
Other income, net	(311,488)	(2.69)%	95,997	0.73%	(407,485)	(424.48)%
Loss (income) before income taxes	(1,030,577)	(8.90)%	(1,306,260)	(9.92)%	275,683	(21.10)%
Less: income tax expense	32,239	0.28%	23,421	0.18%	8,818	37.65%
Net loss before noncontrolling interest	(1,062,816)	(9.18)%	(1,329,681)	(10.10)%	266,865	(20.07)%
Less: loss attributable to noncontrolling interest	(45,739)	(0.40)%	(65,578)	(0.5)%	19,839	(30.25)%
Net loss to the Company	(1,017,077)	(8.79)%	(1,264,103)	(9.6)%	247,026	(19.54)%

Net revenues

We generate revenues from recruitment facilitation services, which include 1) entrusted recruitment service, 2) project outsourcing service and 3) labor dispatching service, and other services that include software services and others. Total revenues decreased by $1.6 million, or 12.06%, from $13.2 million for the year ended December 31, 2022 to $11.6 million for the year ended December 31, 2023. The following table sets forth a breakdown of our revenues:

	For the Years Ended December 31,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Entrusted recruitment service	$1,487,188	12.85%	$2,749,483	20.89%	$(1,262,295)	(45.91)%
Project outsourcing service	10,086,496	87.14%	9,844,007	74.79%	242,489	2.46%
Labor dispatching service	—	—%	538.583	4.09%	(538,583)	(100.0)%
Other services	1,193	0.01%	29,487	0.22%	(28,294)	(95.95)%
Total	$11,574,877	100.0%	$13,161,560	100.0%	$(1,586,683)	(12.06)%

Revenue from entrusted recruitment service

Revenue from entrusted recruitment service accounted for 12.9% and 20.9% of total revenue for the years ended December 31, 2023 and 2022, respectively. Revenue from entrusted recruitment service decreased by $1.3 million, or 45.9%, from $2.7 million for the years ended December 31, 2022 to $1.5 million for the years ended December 31, 2023. The decrease is primarily attributed to the delayed effects of China’s stringent preventive measures against the COVID-19 pandemic, which have increased the challenges of economic recovery. Our major customers for entrusted recruitment services are primarily from the manufacturing factories. Post COVID-19, various industries are in a phase of recovery. However, during this recovery phase, some industries, particularly manufacturing, are considering and implementing certain adjustments to their operations such as the adoption of automation through robots to replace manual labor and adjusting their supply chains to adapt to new market conditions. During this adjustment period, companies are trying to reduce capacity and cut down on labor for the purpose of cost control, accordingly, the labor demand remained at a lower level. Total number of customers for our entrusted recruitment was 9 for the years ended December 31, 2023 as compared to 27 for the years ended December 31, 2022. However, as China’s economy is recovering, we anticipate that in the coming year, as the entire Chinese economy recovers, our entrusted recruitment services will gradually return to its normal state.

Revenue from project outsourcing service

Revenue from project outsourcing service accounted for 87.1% and 74.8% of total revenue for the years ended December 31, 2023 and 2022, respectively. Revenue from project outsourcing service increased by $0.2 million, or 2.5%, from $9.8 million for the year ended December 31, 2022 to $ 10.1 million for the year ended December 31, 2023. Such increase was primarily due to the outsourcing revenues from one major customers, Nanchang Jiesite Cleaning and Environmental Protection Limited (“Jiesite”), increased by $1.5 million, which was partly offset by decreased revenue from Guangdong Yingwang Industrial Investment Limited (“Yingwang”) by $1.0 million, and termination of cooperation with certain customers. The increase in outsourcing revenue from Jiesite was mainly for messaging and delivery services resulting from the relax of COVID-19 situation and loosen of government policies on pandemic control, and increase of consumer’s online shopping needs. As a result, courier collection and delivery services for packages from online shopping were relatively increased. The decline in outsourcing revenue from Yingwang Industrial Investment Limited was due to slow-down of Yingwang’s own operation, Yingwang received significantly decreased service orders from its customers for the year ended December 31, 2023 compared with December 31, 2022. Our core business is outsourcing and based on our analysis of the current domestic market, we have identified the logistics and express delivery industry as one of the fastest-growing sectors in China. This industry is still rapidly expanding, and as a result, there is a significant demand for human resources, often offering higher salary levels, attracting a large workforce. Despite limited funds, our company has continued to focus on the logistics and express delivery industry, actively expanding our outsourcing services to postal companies. We are seeking opportunities, establishing a business foundation, and preparing for future business expansion. For example, we have been examining postal business tender documents from various regions and understanding market rates. In 2023, we successfully launched operations with the Zhaoqing Branch of China Postal Group Limited, generating revenue of $1.2 million. Furthermore, the postal and express delivery business allows us to expand into e-commerce logistics, such as sorting and delivery services for companies like JD, Vipshop, and Cainiao’s delivery stations.

Revenue from labor dispatching service

Revenue from labor dispatching service accounted for nil and 4.1% of total revenue for the years ended December 31, 2023 and 2022, respectively. Revenue from labor dispatching service decreased by $0.5 million, or 100.0% from $0.5 million for the year ended December 31, 2022 to for the year ended December 31, 2023. The nil revenue in 2023 for our labor dispatch services was due to our strategic decision of ceasing this service resulting from regulatory reform policy issued by the Chinese Ministry of Human Resources and Social Security in 2023, which standardized the use of labor dispatch services and prohibited government owned or related enterprises from using labor dispatch services, as well as negative profit margin of this service brought us.

Revenue from other services

Revenue from other services accounted for approximately nil and 0.2% of total revenues for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the revenue generated from other services mainly represents software revenue of $1,193. During the year ended December 31, 2022, the revenue generated from other services mainly represents advertising agent revenue of $29,487. In November 2019, Gongwuyuan began developing its cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions on the “Gongwuyuan Platform to supplement its offline services. As of December 31, 2023, the platform is currently in its preliminary stages, however, we intend to continue to develop and improve the Gongwuyuan Platform with product features that work together with our traditional offline service model to improve the job matching and HR related services in the flexible employment marketplace.

Cost of revenues

Total cost of revenue decreased by $0.9 million, or 7.4%, from $11.7 million for the year ended December 31, 2022 to $10.8 million for the year ended December 31, 2023.

The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2023 and 2022:

	For the Years Ended December 31,
	2023		2022		Variance
	Amount	% of total costs	Amount	% total costs	Amount	%
Entrusted recruitment service	$1,370,639	12.72%	$2,144,968	18.44%	$(774,329)	(36.10)%
Project outsourcing service	9,401,891	87.28%	9,033,406	77.64%	368,485	4.08%
Labor dispatching service	—	—%	456,846	3.93%	(456,846)	(100.0)%
Total costs	$10,772,530	100.0%	$11,635,220	100.0%	$(862,690)	(7.41)%

Cost of revenues for entrusted recruitment service decreased by $0.8 million, or 36.1%, from $2.1 million for the year ended December 31, 2022 to $1.4 million for the year ended December 31, 2023. Our cost of revenues of entrusted recruitment service primarily consists of referral and service fee paid to labor-provider companies. The decrease in cost of revenues was in line with the decreased revenue. The percentage decrease in the cost of revenues was 36.1%, as compared to the 45.9% of decrease in the revenues.

Cost of revenues for project outsourcing service increased by $0.4 million, or 4.1%, from $9.0 million for the year ended December 31, 2022 to $9.4 million for the year ended December 31, 2023. Our cost of revenues of project outsourcing service primarily consists of outsourcing service fee paid to labor-provider companies. The increase in cost of revenues was in line with the increased revenue from project outsourcing service. The percentage increase in the cost of revenue was 4.1%, as compared to 2.5% of increase in the revenues.

Cost of revenues for labor dispatching service decreased by $0.5 million, or 100%, from $0.5 million for the year ended December 31, 2022 to nil for the year ended December 31, 2023. Our cost of revenues of labor dispatching service primarily consists of salaries and benefits paid to temporary employees for labor dispatching service and referral fee paid to labor-provider companies. We did not have any cost for labor dispatch service for the year ended December 31, 2023 due to no labor dispatch services were provided during the period.

Gross profit and gross margin

As a result of changes in revenues and cost of revenues, our blended gross profit decreased by $0.7 million, or 47.4% from $1.5 million for the year ended December 31, 2022 to $0.8 million for the year ended December 31, 2023. Such decrease was mainly due to the $0.5 million decrease in gross profit from entrusted recruitment service. The gross margin from entrusted recruitment service decreased from 22.0% to 7.8%, which was mainly due to the increase labor cost incurred to fulfil the outsourcing services. We anticipate that the increase in labor costs for fulling outsourcing services will continue to have an impact on our outsourcing services. Market conditions and labor costs can fluctuate over time due to supply and demand dynamics. If there is increased demand for labor or if wages have increased in the job market, it can lead to higher labor costs. The overall labor cost in China has increased in 2023 compared with 2022, we expect this increased labor cost will keep at current level or even slightly increase further for the near future due to unstable job market in China. In 2023, although the revenue from some of our existing outsourcing service major customers decreased, we also expanded to some new customers, such as Zhaoqing Branch of China Postal Group Limited, which generating revenue of $1.2 million for the year ended December 31, 2023.

Operating expenses

Operating expenses decreased by $1.4 million, or 48.1%, from $2.9 million for the year ended December 31, 2022, to $1.5 million for the year ended December 31, 2023. The change was mainly due to the decrease of approximately $1.2 million in general and administrative expenses as explained below.

Selling expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses. Selling expense was $0.1 million for the year ended December 31, 2023, compared to $0.2 million for the year ended December 31, 2022, representing a decrease of $0.1 million, or 47.8%, which was primarily due to the decrease in revenue and decrease in salary and related welfare expenses of salesperson.

General and administrative expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, office rent and management expenses, and office utilities and other office expenses. General and administrative expenses were $1.1 million for the year ended December 31, 2023, as compared to $2.2 million for the year ended December 31, 2022, representing a decrease of $1.1 million, or 50.41%. The decrease in general and administrative expenses were mainly due to decreased consulting and professional expenses by $0.2 million related to our proposed initial public offering, decreased employee salaries and welfare expenses by $0.2 million due to the decrease in headcount in administration function, decreased bad debt expense by $0.7 million, but partly net off with increase of other G&A expenses of $0.1 million.

Research and development expenses

Research and development expenses consisted mainly of salaries of staff in research and development function, network and platform maintenance expenses, office rent and utility expenses, as well as copyright, trademark, and patent expenses. Research and development expenses were $0.3 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

Other income (expenses), net

Other income (expenses), net mainly consisted of interest income and government subsidy income, net with interest expenses. Other expenses, net was $(311,488) for the year ended December 31, 2023, mainly consisted of interest expense of $24,030, but partly offset with government subsidy of $33,654 and the potential penalty of $321,112; the potential penalty was for the service contract with China Post Zhongshan branch, the Company outsourced the jobs received from China Post Zhongshan branch to a third party company, which was prohibited by the contract term, and 20% of the service fee will be assessed to the Company for the violation. Other income, net was $95,997 for the year ended December 31, 2022, mainly consisted of interest expense of $55,640, and other expenses of $39,307, but partly offset with government subsidy of $190,944.

Income tax expense

Income tax expense was $32,239 and $23,421 for the year ended December 31, 2023, and 2022, respectively.

Net (loss) income

Our net loss to the Company was $1.1 million during the year ended December 31, 2023, as compared to $1.3 million net loss during the year ended December 31, 2022. The decrease in net loss in 2023 was mainly resulted from decreased operating expenses by $1.4 million for the year ended December 31, 2023, which was partly offset by decreased gross profit by $0.7 million and decreased other income by $0.4 million for the year ended December 31, 2023, as explained above.

Due to the lockdown of the epidemic, the isolation policies in various places in China not being uniform, and public transportation was limited, it is difficult to realize the cross-regional deployment of blue-collar workers. China and worldwide economy have been severely impacted by the pandemic. The demand of labor from employer companies in China has been continuously decreased since beginning of 2022 as a result of decreased production orders for factories. In addition, our business is in transition from job matching service to entrusted recruitment service and project outsourcing service; the proportion of project outsourcing revenue to total revenue is relatively large but with lower profit margin, the profit margin for outsourcing service was 6.8% and 8.2% for the years ended December 31, 2023 and 2022, respectively. We also believe our professional and consulting expenses will remain at a high level due to the proposed initial public offering.

B. Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyzes our cash on-hand, ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, borrowings, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

We currently plan to fund operations mainly through cash flow from our operations, obtain and renewal of bank borrowings, and support from major shareholders, if necessary, to ensure sufficient working capital. We had cash of approximately $1.7 million, $31,973 and $2.4 million, and had working capital of approximately $66,004, $0.7 million and $1.6 million as of December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

We had operating cash inflows of $1.6 million for the year ended December 31, 2024, mainly due to 1) net income of $6,687 but offset with adjustments to reconcile net income of depreciation expense, provision for doubtful accounts and amortization of ROU of $31,723, 2) cash inflow on accounts receivable of $2.0 million, 3) cash inflow on due from related parties of $0.9 million, and 4) cash inflow on prepaid expenses and other current assets of $0.1 million , which was partly offset by 5) cash outflow on accrued liabilities and other payables of $0.2 million, 6) cash outflow on accounts payables of $1.1 million, and 7) cash outflow on taxes payable of $0.1 million.

We had negative operating cash flows of $1.8 million for the year ended December 31, 2023, mainly due to 1) net loss of $1.1 million but offset with provision for doubtful accounts of $0.1 million and amortization of ROU of $0.1 million, 2) the change of $1.3 million in outstanding account receivable, 3) the $0.1 million payment on prepaid expenses, , and 4) $0.9 million cash outflow from due from related parties, but offset with 5) the change of $1.1 million in outstanding accounts payable for service fee to labor service providers, and 6) $0.2 million cash inflow from accrued liabilities and other payables.

As of December 31, 2024, we had accounts receivable of $1.6 million, a total of $1.6 million, or 100% of such accounts receivable balance has been collected as of the date of this annual report. We generally grant credit terms for accounts receivable within the period of 30 to 180 days. The turnover days for accounts receivable for the year ended December 31, 2024, and 2023 were 90 days and 112 days, respectively, which are within the credit term.

As of December 31, 2023, we had accounts receivable of $3.7 million, a total of $3.7million, or 100% of such accounts receivable balance has been collected as of the date of this annual report. We generally grant credit terms for accounts receivable within the period of 30 to 180 days. The turnover days for accounts receivable for the year ended December 31, 2023, and 2022 were 112 days and 88 days, respectively, which are within the credit term.

As of December 31, 2024 and 2023, we had the total amounts due from related parties of $40,549 and $2.8 million, respectively, which were mainly due from a shareholder and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”) who is the sister of Mr. Xia, and their affiliated entities. As of December 31, 2024 and December 31, 2023, the amount due from Mr. Xia and his affiliated companies were $40,549 and $1,775,005, respectively. As of December 31, 2024, and 2023, the amount due from Ms. Xia and her affiliated companies were $nil and $926,450, respectively.

As of December 31, 2024, we, through our VIE and subsidiaries, had outstanding bank loans balance of $117,345. As of December 31, 2023, we, through our VIE and subsidiaries, had outstanding bank loans balance of $0.7 million. We also entered factoring agreements to sell specific accounts receivable to a factoring company for obtaining cash funds up to $0.7 million at a 15% factoring service rate; we did not use such factoring credit line yet. Management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and our good credit history.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or obtain financial support from shareholders. Our principal shareholders, Mr. Weilai Zhang and Mr. Daoning Xia, have made a commitment to provide financial support whenever necessary.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow business. In addition, these restrictions had no impact on our ability to meet cash obligations as all of current cash obligations are due within the PRC.

Cash Flow Activities

Cash Flows for the Years Ended December 31, 2024 and 2023

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended December 31, 2024 and 2023, respectively.

	For the Years Ended December 31,
	2024	2023
Net cash (used in) provided by operating activities	$1,583,757	$(1,801,113)
Net cash (used in) provided by financing activities	76,988	(508,149)
Effect of exchange rate change on cash	(24,427)	(62,935)
Net increase (decrease) in cash	1,636,318	(2,372,197)
Cash, beginning of period	31,973	2,404,170
Cash, end of period	$1,668,291	$31,973

Operating Activities

Net cash provided by operating activities was $1.6 million for the year ended December 31, 2024, mainly derived from (i) net income of $6,687, but adjusted by non-cash amortization of operating lease right-of-use assets, depreciation expense, allowance for credit loss and change in deferred income tax total of $31,723; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in collection of account receivable of $2.0 million; (b) an increase in due from related parties of $0.9 million; and (c) an increase in outstanding on accrued liabilities and other payables of $0.2 million; (d) a decrease in payment for prepaid expense and other current assets of $0.1 million; which was partly offset by (e) an increase in payment for taxes payable of $0.1 million; and (f) an increase in payment for account payable of $1.1 million.

Net cash used in operating activities was $1.8 million for the year ended December 31, 2023, mainly derived from (i) net loss of $1.1 million, but adjusted by non-cash amortization of operating lease right-of-use assets, depreciation expense, allowance for credit loss and change in deferred income tax total of $0.3 million; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in outstanding account receivable of $1.3 million; (b) an increase in payment for prepaid expense and other current assets of $0.1 million; and (c) an increase in due from related parties of $0.9 million; which was partly offset by (d) a decrease in advance to suppliers of $40,371, (e) an increase in outstanding account payable of $1.1 million; (f) an increase in outstanding taxes payable of $33,247; and (g) an increase in outstanding accrued liabilities and other payables of $0.2 million.

Net cash provided by operating activities was $1.6million for the year ended December 31, 2024 compared with net cash used in operating activities of $1.8 million for the year ended December 31, 2023, representing an increase in cash inflow of $3.4 million for the year ended December 31, 2024 that was due to (i) increase in cash inflow from net income by $1.1 million partly offset by change of non-cash adjustments of $0.3 million, (ii) increase in cash inflow from accounts receivable by $3.3 million, (iii) increase in cash inflow from due from related parties by $1.8 million, and (iv) increase in cash inflow from prepaid expenses and other current assets by $0.3 million; however, the increase in cash inflow was partly offset by (i) decrease in cash inflow on advance to suppliers by $40,371, (ii) increase in cash outflow on accounts payable by $2.2 million, (iii) increase in cash outflow from taxes payable by $0.1 million, and (iv) decrease in cash inflow from accrued liabilities and other payables by $0.3 million.

Investing Activities

There was no cash used in investing activities for the years ended December 31, 2024 and 2023, respectively.

Financing Activities

Cash provided by financing activities was $76,988 for the year ended December 31, 2024, including $55,434 proceeds from bank loans, $0.9 million cash inflow from due to related parties, but partly offset with $0.3 million payment made for third party loan receivable and repayment of bank loans of $0.6 million.

Cash used in financing activities was $0.5 million for the year ended December 31, 2023, representing the $31,224 repayment to bank loans, $0.4 million repayment of due to related parties, and $60,716 advance to third party loan.

Cash Flows for the Years Ended December 31, 2023 and 2022

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended December 31, 2023 and 2022, respectively.

	For the Years Ended December 31,
	2023	2022
Net cash (used in) provided by operating activities	$(1,801,113)	$406,640
Net cash used in investing activities	—	—
Net cash (used in) provided by financing activities	(508,149)	1,930,174
Effect of exchange rate change on cash	(62,935)	(67,132)
Net increase (decrease) in cash	(2,372,197)	2,269,682
Cash, beginning of year	2,404,170	134,488
Cash, end of year	$31,973	$2,404,170

Operating Activities

Net cash used in operating activities was $1.8 million for the year ended December 31, 2023, mainly derived from (i) net loss of $1.1 million, but adjusted by non-cash amortization of operating lease right-of-use assets, depreciation expense, allowance for credit loss and change in deferred income tax total of $0.3 million; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in outstanding account receivable of $1.3 million; (b) an increase in payment for prepaid expense and other current assets of $0.1 million; and (c) a cash outflow from due from related parties of $0.9 million; which was partly offset by (d) a decrease in advance to suppliers of $40,371, (e) an increase in outstanding account payable of $1.1 million; (f) an increase in outstanding taxes payable of $33,247; and (g) an increase in outstanding accrued liabilities and other payables of $0.2 million.

Net cash provided by operating activities was $0.4 million for the year ended December 31, 2022, mainly derived from (i) net loss of $1.3 million but adjusted by non-cash amortization of operating lease right-of-use assets, depreciation expense, allowance for credit loss and change in deferred income tax total of $1.0 million; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in collection of accounts receivable of $0.7 million; (b) a cash inflow from due from related parties of $0.8 million; (c) an increase in accrued liabilities and other payables of $0.2 million; but partly offset with (d) an increase in payment on outstanding account payable of $0.3 million; (e) a cash outflow from advance to suppliers of $0.1 million; and (f) and increase in payment for taxes payable of $0.1 million.

Net cash used in operating activities was $1.8 million for the year ended December 31, 2023 compared with net cash provided by operating activities of $0.4 million for the year ended December 31, 2022, representing increase in cash outflow of $2.2 million for the year ended December 31, 2023 that was due to (i) a decrease of net loss by $0.3 million partly offset by change of non-cash adjustments of $0.8 million (ii) an increase in cash outflow from outstanding accounts receivable by $2.0 million; (iii) an increase in cash outflow from due from related parties by $1.7 million; however, the decrease in cash outflow was partly offset by (a) decreased cash outflow from taxes payable by $0.1 million; and (b) an increase in cash inflow on account payable by $1.4 million, (c) an increase in cash inflow from advance to suppliers by $0.2 million, and (d) an increase in cash inflow from accrued liabilities and other payables by $0.4 million.

Investing Activities

There was no cash used in investing activities for the years ended December 31, 2023 and 2022, respectively.

Financing Activities

Cash used in financing activities was $0.5 million for the year ended December 31, 2023, representing the $31,224 repayment to bank loans, $0.4 million repayment of due to related parties, and $60,716 advance to third party loan.

Cash provided by financing activities was $1.9 million for the year ended December 31, 2022, which were $1.7 million proceeds from bank loans, $1.3 million cash inflow from due to related parties, partly offset with repayments to bank loans of $0.9 million and $0.2 million payment made for third party loan receivable.

Capital Expenditures

We did not make any material capital expenditures in the three years ended December 31, 2024, 2023 and 2022.

Contractual Obligations

We leases several office spaces for head office and branch offices. The following tables summarize our contractual obligations as of December 31, 2024.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years
Operating lease	$58,415	$10,409	$21,723	$26,283
Loan payable to third parties	164,399	164,399
Bank Loan	117,345	117,345
Total	$340,159	$292,153	$21,723	$26,283

The following tables summarize our contractual obligations as of December 31, 2023.

Contractual Obligations	Total	Less than 1 year	1 – 3 years
Operating lease	$10,686	$9,661	$1,025
Loan payable to third parties	168,960	140,800	28,160
Bank Loan	711,585	623,878	87,707
Total	$891,231	$774,339	$116,892

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024, 2023 and 2022.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

We are not aware of any other trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Significant Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, as an emerging growth company, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for emerging growth companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements contained in our subsequent filings with the SEC may not be comparable to other public companies.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management makes about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, the assessment of the allowance for credit loss, and valuation allowance for deferred tax assets. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The impact of adopting the new revenue standard was not material to the Company’s consolidated financial statements and there was no adjustment to beginning accumulated deficit on January 1, 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

We contract with the labor-demand side companies (employing companies) to facilitate the recruitment of blue-collar labor in PRC. Other than recruitment facilitation, we also contract with customers for ad hoc service such as advertising agent services and others. We consider that revenues from contracts with customers are generated from recruitment facilitation services which include 1) entrusted recruitment service, 2) project outsourcing service, 3) labor dispatching service and other services which include advertising agent services and others.

Recruitment Facilitation

We contract with domestic labor service companies to access blue-collar labor. The recruitment facilitation service is to connect the Customers and Employing Companies with the available blue-collar labor from either the Company or the HR Service Companies. The recruitment facilitation provides the customers with a variety of means of human resource solution, which includes direct employment (job matching or entrusted recruitment), outsourcing or labor dispatching. In recruitment facilitation contract, we are contractually obliged to facilitate the human resource recruitment and ensure that blue-collar labor works for the Employing Companies for a designated period of times. The Company is also contractually obliged to help recruit additional blue-collar labor if there is a vacancy caused by the resignation of the blue-collar labor that the Company initially introduced. Under entrusted recruitment, project outsourcing and labor dispatching model, if the blue-collar labor has no working experience in the industry of the Customers or Employing Companies, we provide short term occupational training to the blue-collar labor prior to their admittance by the Customer and Employing Companies.

We conclude the recruitment facilitation services meet all five criteria under Step 1: identify contracts with customers in accordance with ASC 606. The Company evaluates the contract with the Customers or Employing Companies to identify performance obligations. A performance obligation is a promise to transfer to the customer or Employing Company either 1) a good or service (or a bundle of goods or services) that is distinct; or 2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. We consider promises to the Customers or Employing Companies to include the recruitment activities that replenish the headcounts in the event of resignation.

We consider the promises to the customers include the identification on the target blue-collar labor, optional training if the blue-collar labor has no relevant working experiences, on-site monitor and management of the workers, and the commitment to replenish the labors in the event of resignation. The Company considers the service promise in the contract is capable of being distinct because the customer can benefit from the service promise on its own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training and replenishment cannot achieve employing companies’ the intended function and thus the Company considers different promises in recruitment facilitation as a single performance obligation.

●	Entrusted recruitment service

Under entrusted recruitment service model, the Employing Companies and labor service companies are both confidential to each other, the Employing Companies select the labor candidates provided by us (and directly with the labor service companies, and the labor service companies are not allowed to contact the Employing Companies). The Employing Companies directly submit recruitment requests to the Company for their recruitment needs, which typically include the number of blue-collar workers needed, work hours, the preferred and required skill sets, etc. (the “Overall Work Arrangement”).

Once the Employing Companies established the Overall Work Arrangement and submit the labor recruitment request, the Company confirms the information regarding employment needs of the Employing Companies and signs contracts with Employing Companies to provide entrusted recruitment services. Pursuant to the contracts, the Company’s promises to the customers include the identification on the target blue-collar labor, optional training if the blue-collar labor has no relevant working experiences, continuance monitoring of labor performance and commitment to replenish the labor in the event of resignation during the contract service period (usually no more than six months). The Company considers the different service promise in the contract is capable of being distinct because the customer can benefit from the service promise on its own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training, continuance monitoring of labor performances or replenishment cannot achieve Employing Companies’ intended request, all of which are the input or part of the combined performance obligation to be provided to the customers. The Company considers different promises in recruitment facilitation as a single performance obligation for each assigned labor recruitment. Within each frame contract with the Employing Company, the Company provides a bundle of services that are substantially the same and that have the same pattern of transfer to the customer.

We engage third-party labor service companies while providing entrusted recruitment services. The Company enters contracts with the third-party labor service companies to organize blue-collar worker candidates. The labor service companies provide information of the workers and register basic personal information of the workers for the Company. The third-party labor service companies will provide the required number of workers to the Company, and the Company will further communicate the specific employment request of the employing company with the blue-collar labor, perform preliminary screening and interview of the candidates, and then provide the employing companies with the labor candidates who are considered appropriate in terms of the skill set as requested. In many cases, the Company organizes on-site interviews for Employing Company to assist them for making the final employment decision.

The third-party labor service companies confirm and settle the service fee with the Company based on the number of the labor hours or workers provided to the Company that is considered satisfactory to the employing companies. We have the obligation to pay such service fee to the third-party labor service companies regardless of whether we received the consideration from the employing companies. If the labor candidates provided by such third-party labor companies were not selected by any of the customers, we have full right to keep or reject the workers provided by the third-party labor service companies and does not have any obligation to pay the third-party labor companies for the non-selected labor candidates. During the execution of the contract between the Company and the employing companies,w e regularly communicated with the employing company to resolve issues and collect feedback on the performance of the blue-collar workers. We are responsible for briefing the workers for the employing companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and providing short term vocational training if needed, and this is not the obligation of the third-party labor companies. When there is a vacancy caused by resignation, we need to find a replacement and will be responsible for the relevant cost incurred. We consider ourselves as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) we are primarily responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk (i.e., risk that the performance obligation will not be satisfied); (ii) having latitude in select third-party labor service companies and establish pricing, and bears the risk for services that are not fully paid for by customers. Therefore, we act as the principal of these services and reports revenue earned and costs incurred related to these transactions on a gross basis.

For entrusted recruitment services, there are two main types of price rate charging to the Employing Companies: (i) fixed monthly standard fee per worker, and (ii) fixed hourly rate per worker. There are no potential discounts, concession, rights of return or performance bonuses. We satisfy the performance obligation based on days passed over time during the contract service period (usually no more than six months); the customer simultaneously receives and consumes the benefits as their labor needs are satisfied through our performance during the service term. At the end of each month during the service period, we confirm with customers on the total number of workers as well as the total hours if it’s charged at hourly rate. For the workers with commitment to find a replacement due to bad performance or resignation that has not been provided, we do not consider the control of service being transferred. Where we have fulfilled the performance obligations and the customers confirmed the transfer of such service with the collectability being reasonably assured, we bill customers on monthly basis for the service that was provided and recognize revenue accordingly based on the monthly statement agreed with customers as services are delivered in accordance with the contracts.

●	Project outsourcing service

Under project outsourcing service model, we provide services to the Customers in order to fulfill their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the particular quantity and quality needs of the Customers. Once the contract for project outsourcing is finalized, we make arrangements with labor service companies for the blue-collar workers for the assignments. We assume liabilities, obligations and performance standards of the outsourced assignments, which includes the criteria on quality and quantity set up by the Customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the Customers on a daily basis. The Company receives the service fee from the Customer based on the accumulated assignment accomplished of the month.

We consider that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments. The company considers it as the principal in the transaction and records the revenue on a gross basis.

●	Labor dispatching service

Under labor dispatching service model, the Customers submit their labor needs and we dispatch its employees directly to the Customers. We are responsible for the payment of wages to the dispatched workers, and charges service fees to the Customer based upon the total number of working hours of the dispatched employees. The Company considers that the customers simultaneously receive and consume the benefit as well as the dispatch services. We control the specified service before that service is performed for a customer.

We have the risk of identifying and hiring qualified employees, has the discretion to select the employees and establish their price, and bears the risk for services that are not fully paid for by customers. Therefore, the Company records labor dispatch revenue on a gross basis as a principal.

Other Services

The revenue generated from other services mainly represents software revenue and advertising agent revenue provided to China Post, which is recognized on net basis.

Accounts Receivable, Net

On January 1, 2023, we adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. The was no transition adjustment of the adoption of CECL.

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment pattens, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Income Taxes

We account for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considereda appropriate by management. As of December 31, 2024, December 31, 2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses if any. There were no such interest and penalties as of December 31, 2024, December 31, 2023 and 2022.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 in the fourth quarter of 2024 and the adoption did not have a material impact on its consolidated financial statements and related disclosures.

Recent Accounting Pronouncements Pending Adoption

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table below sets forth information regarding our directors and executive officers as of the date of this annual report. Our Board of Directors consists of five members divided into three groups (Group I, Group II, and Group III), with each group serving staggered three-year terms until successors are elected or until earlier death, retirement, resignation, or removal. There are no family relationships among any of the directors and executive officers, except as noted.

Name	Age	Position
Weilai ZHANG	49	Chairman
Siyu YANG	45	Chief Executive Officer and director
Bin TAN	45	Chief Operating Officer
Dian ZHANG	39	Chief Financial Officer
Huashu YUAN	27	Director, Chair of Nominating and Corporate Governance Committee
Zichen LIAO	31	Director, Chair of audit committee
Xiaoyue ZHANG	29	Director

Weilai Zhang is our Director and Chairman, responsible for our overall strategic planning. Mr. Zhang has been serving as the Director since August 2022 and was appointed as the Chairman of our Board on March 6, 2025.

Siyu Yang is our Chief Executive Officer and Director, responsible for our overall strategic development. Ms. Yang has been serving as the Chief Executive Officer and Director since October 2021. Before joining c, Ms. Yang, was the founder of Sichuan Xinhaisheng Labor Service Co., Ltd., and served as its Chief Executive Officer. She also served as a senior executive of a cultural communication company, managing national vocational education promotion and former vocational skills retraining.

Bin Tan is our Chief Operating Officer, responsible for the overall operation of our Internet platform. Mr. Tan has been serving as the Chief Operating Officer since October 2021. He is also the vice president of our holding subsidiary Shenzhen Gongwuyuan Network Technology Co., Ltd. Before joining our company, Mr. Tan served as the general manager of the business unit in Shenzhen Diexun Technology Co., Ltd. from 2015 to 2018. Prior to that, he was the general manager of the business department in Shenzhen Huanan Chengwang E-Commerce Co., Ltd. from 2012 to 2015, and from 2007 to 2012, he was the Director of Product Operations in Shenzhen Penghaiyun Electronic Data Interchange Co., Ltd.

Dian Zhang is our Chief Financial Officer. Mr. Zhang has been serving as the Chief Financial Officer since June 2022. Before joining our company, Mr. Zhang worked as a headquarter analyst at Eaton Square M&A Advisory Firm in Australia from 2014 to 2020. Prior to that period, he worked as an auditor at ShineWing Certified Public Accountants from 2009 to 2013. Mr. Zhang holds a Bachelor Degree of Management Accounting from Aston University, a master’s degree of Banking and Finance from Monash University, and a Master Degree of Financial Management from the Australian National University. Additionally, he is a fellow member of the Association of Chartered Certified Accountants in the United Kingdom.

Huashu Yuan Huashu Yuan serves as an Independent Director and Chair of the Nominating and Corporate Governance Committee, appointed on March 6, 2025. Ms. Yuan has extensive professional knowledge in the media field, along with solid business practice experience and professional skills. Before joining as a director, Ms. Yuan worked for WG Empire in New York as a social media specialist. She holds a bachelor’s degree in communication and Rhetoric Studies from the University of Wisconsin-Madison, and a master’s degree of Emerging Media Studies from Boston University.

Zicen Liao is a director and Chair of audit committee, serving as an independent director since March 6, 2025. Ms. Liao is a professional investment manager with over 5 years of experience in conducting industry, market, and company-specific research and financial due diligence, focusing on start-up and growth companies. She is currently an investment manager in the M&A Department of Antelope Enterprise Holdings Limited (NASDAQ: AEHL) since 2021. Ms. Liao was previously a project manager in Transaction Advisory Services at Grant Thornton Advisory (Beijing Office, China) from 2016 to 2020, accumulating over 3.5 years of experience in conducting financial due diligence. Ms. Liao holds two bachelor’s degrees in mathematics and finance from Indiana University Bloomington, Indiana State, USA.

Xiaoyue Zhang is a Director, serving as an independent director since March 6, 2025. Ms. Zhang has been an investment manager with Antelope Enterprise Holdings Ltd. since May 2021. Prior to that, she served as a securities affairs representative with Hiseas International Tourism Group from 2019 to 2021. Ms. Zhang was previously an auditor with BDO China Shu Lun Pan Certified Public Accountants LLP from 2018 to 2019. She holds a Bachelor of Accounting from the University of Adelaide.

B. Compensation

For the fiscal year ended December 31, 2024, we did not compensate our directors for their services.

The following table sets forth certain information with respect to compensation for the fiscal year ended 2024 to our executive officers.

Name and Principal Position	Salary ($)	Bonus ($)	Other ($)	Total ($)
Siyu Yang, Chief Executive Officer(1)	-	-	-	-
Bin Tan, Chief Operating Officer and Vice President of Gongwuyuan(2)	2,501.49	-	-	2,501.49
Dian Zhang, Chief Financial Officer(3)	26,349.06	-	2,195.76	28,544.82

Our PRC subsidiary and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

We do not have any profit sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

C. Board Practices

Our board of directors, consisting of three members, has established the following committees: an Audit Committee, a Compensation Committee, and a Nomination and Corporate Governance Committee.

Audit Committee.

Our audit committee consists of Zicen Liao, Xiaoyue Zhang and Huashu Yuan, and is chaired by Zicen Liao. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Zicen Liao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all related party transactions:

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee.

Our compensation committee consists of Zicen Liao, Xiaoyue Zhang and Huashu Yuan, and is chaired by Xiaoyue Zhang. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Zicen Liao, Xiaoyue Zhang and Huashu Yuan, and is chaired by Huashu Yuan. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

D. Employees

As of December 31, 2024, we had approximately 24 employees in management, operation, and research and development functions across Gongwuyuan and its subsidiaries, and we have approximately 15 labor outsourcing workers for China Post Zhongshan Branch services.

As of December 31, 2023, we had approximately 31 employees in management, operation, and research and development functions across Gongwuyuan and its subsidiaries, and we have approximately 33 labor outsourcing workers for China Post Zhongshan Branch services.

As of December 31, 2022, we had approximately 26 employees in management, operation, and research and development functions across Gongwuyuan and its subsidiaries, and we have approximately 91 labor outsourcing workers for China Post Zhongshan Branch services.

Gongwuyuan and its subsidiaries have signed written employment contracts with all of the employees in accordance with PRC Labor Law and PRC Labor Contract Law. None of our employees is covered by collective bargaining contracts. We signed standard labor, confidentiality and non-compete agreements with our employees.

E. Share ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of April 1, 2025 by our officers, directors, and 5% or greater beneficial owners of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below are based on 12,520,000 Ordinary Shares outstanding as of April 1, 2025.

Name of Shareholder(1)	Number	%(2)
Executive Officers and Directors
Weilai Zhang(3)	947,000	7.56%
Siyu Yang(4)	91,637	0.73%
Bin Tan(5)	379,000	3.03%
Dian Zhang	—	—
Huashu Yuan	—	—
Zicen Lao	—	—
Xiaoyue Zhang	—	—
Officers and Directors as a Group (7 persons)	1,417,637	11,32%

5% or more shareholders(17)
Hemei International Group Ltd.(6)	1,053,000	8.41%
Huiwan Holdings Ltd.(3)	947,000	7.56%
Datong International Group Ltd.(7)	921,000	7.36%
Hesheng International Group Ltd.(8)	842,000	6.73%
Xinyi International Group Ltd.(9)	842,000	6.73%
Dongsheng International Group Ltd.(10)	628,400	5.02%
Hanjin International Group Ltd.(11)	758,000	6.05%
Hongtai International Group Ltd.(12)	758,000	6.05%
Hongfeng International Group Ltd.(13)	700,000	5.59%
Yilong International Group Ltd.(14)	695,000	5.55%
Baisheng International Group Ltd.(15)	689,000	5.50%

(1)	Unless otherwise indicated, the business address of each of our directors, executive officers and beneficial owners of more than 5% of our outstanding Ordinary Shares is c/o Baiya International Group Inc., Yifang Capital Industrial Park, No. 33 Pingshan Industrial Road, Building A, 16F, Tangxia, Dongguan, Guangdong, China.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of 12,520,000 Ordinary Shares outstanding as of April 1, 2025.

(3)	Mr. Zhang is our Chairman of the Board. Represents 947,000 shares held by Huiwan Holdings Limited., of which Mr. Zhang is its sole shareholder and director. As such, Mr. Zhang may be deemed to beneficially own such shares held by Huiwan Holdings Limited.

(4)	Ms. Yang is our Chief Executive Officer and director. Represents 91,637 shares held by Baisheng International Group Ltd., of which Ms. Yang is its sole director and holds 13.3% of its equity interest. Ms. Yang disclaims beneficial ownership of the shares held by Baisheng International Group Ltd., except to the extent of her pecuniary interest therein.

(5)	Mr. Tan is our Chief Operating Officer. Represents 379,000 shares held by Hongtai International Group Ltd., of which 50.0% of its equity interests is held by Yongli Holdings Limited, which is ultimately controlled by Mr. Tan. Mr. Tan disclaims beneficial ownership of the shares held by Hongtai International Group Inc., except to the extent of his pecuniary interest therein.

(6)	Represents 1,053,000 shares held by Hemei International Group Ltd, of which (i) 51.0% of its equity interest is held by Xiangxiu Wang and (ii) 49.0% of its equity interest is held by Daoning Xia. Shipu Huang is the sole director of Hemei International Group Ltd. and may be deemed to have voting and dispositive control over the shares held by Hemei International Group Ltd. Shipu Huang disclaims beneficial ownership of all shares held by Hemei International Group Ltd.

(7)	Represents 921,000 shares held by Datong International Group Ltd., of which (i) approximately 54.3% of its equity interest is held by Chuanshi Holdings Ltd., which is ultimately controlled by Chao Chen, and (ii) approximately 45.7% of its equity interest is held by Fahe Holdings Ltd., which is ultimately controlled by Huiyuan Pan. Yuqin Huang is the sole director of Datong International Group Inc., and may be deemed to have voting and dispositive control over the shares held by Datong International Group Inc. Yuqin Huang disclaims beneficial ownership of the shares held by Datong International Group Ltd.

(8)	Represents 842,000 shares held by Hesheng International Group Ltd., of which (i) 50.0% of its equity interest is held by Qiming Holdings Ltd., which is ultimately controlled by Yan Wang, and (ii) 50.0% of its equity interest is held by Huihua Holdings Ltd., which is ultimately controlled by Ling Liu. Chuanjiang Xiao is the sole director of Hesheng International Group Inc., and may be deemed to have voting and dispositive control over the shares held by Hesheng International Group Inc. Chuanjiang Xiao disclaims beneficial ownership of the shares held by Hesheng International Group Inc.

(9)	Represents 842,000 shares held by Xinyi International Group Ltd., of which (i) 50.0% of its equity interest is held by Mingsheng Holdings Ltd., which is ultimately controlled by Xiaoping Li, (ii) 44.8% of its equity interest is held by Prima Network Financial Group Ltd., which is ultimately controlled by Chiho Tong, and (iii) 5.2% of its equity interest is held by Yibo Holdings Ltd., which is ultimately controlled by Caiyun Yan. Shenrong Chen is the sole director of Xinyi International Group Ltd., and may be deemed to have voting and dispositive control over the shares held by Xinyi International Group Ltd. Shenrong Chen disclaims beneficial ownership of all shares held by Xinyi International Group Ltd.

(10)	Represents 628,400 shares held by Dongsheng International Group Ltd., of which (i) approximately 60.4% of its equity interest is held by Jun Liu and (ii) approximately 39.6% of its equity interest is held by Lei Deng. Lei Deng is the sole director of Dongsheng International Group Ltd. and may be deemed to have voting and dispositive control over the shares held by Dongsheng International Group Ltd. Lei Deng disclaims beneficial ownership of the shares held by Dongsheng International Group Ltd., except to the extent of his pecuniary interest therein.

(11)	Represents 758,000 shares held by Hanjin International Group Ltd., of which (i) approximately 55.6% of its equity interest is held by Yongyi Holdings Ltd., which is ultimately controlled by Wenhao Liang, and (ii) approximately 44.4% of its equity interest is held by Hongjiu Holdings Ltd., which is ultimately controlled by Dujiao Zhang. Tianxu Huang is the sole director of Hanjin International Group Ltd., and may be deemed to have voting and dispositive control over the shares held by Hanjin International Group Ltd. Tianxu Huang disclaims beneficial ownership of all shares held by Hanjin International Group Ltd.

(12)	Represents 758,000 shares held by Hongtai International Group Ltd., of which (i) 50.0% of its equity interest is held by Yongli Holdings Ltd., which is ultimately controlled by Bin Tan, our Chief Operating Officer, and (ii) 50.0% of its equity interest is held by Tongyi Holdings Ltd., which is ultimately controlled by Yanchun Zhu. Xiong Xiao is the sole director of Hongtai International Group, and may be deemed to have voting and dispositive control over the shares held by Hongtai International Group. Xiong Xiao disclaims beneficial ownership of all shares held by Hongtai International Group.

(13)	Represents 700,000 shares held by Hongfeng International Group Ltd, of which (i) approximately 71.4% of its equity interest is held by Jianhua Wang, (ii) approximately 11.4% of its equity interest is held by Chaojian Lin, (iii) approximately 8.6% of its equity interest is held by Yujun Zhong, and (iv) approximately 8.6% of its equity interest is held by Liang Xu. Liang Xu is the sole director of Hongfeng International Group Ltd. and may be deemed to have voting and dispositive control over the shares held by Hongfeng International Group Ltd. Liang Xu disclaims beneficial ownership of the shares held by Hongfeng International Group Ltd., except to the extent of his pecuniary interest therein.

(14)	Represents 695,000 shares held by Yilong International Group Ltd., of which (i) 54.5% of its equity interest is held by Shili Holdings Ltd., which is ultimately controlled by Yao’an Zhou, and (ii) 45.5% of its equity interest is held by Jiufu Holdings Ltd., which is ultimately controlled by Bendian Fang. Yao’an Zhou is the sole director of Yilong International Group Ltd., and may be deemed to have voting and dispositive control over the shares held by Yilong International Group Ltd. Yao’an Zhou disclaims beneficial ownership of all shares held by Yilong International Group Ltd., except to the extent of her pecuniary interest therein.

(15)	Represents 689,000 shares held by Baisheng International Group Ltd., of which (i) approximately 57.7% of its equity interest is held by Ze Yang, (ii) approximately 29.1% of its equity interest is held by Tianxu Huang, and (iii) approximately 13.3% of its equity interest is held by Siyu Yang, our chief executive officer and director. Siyu Yang is the sole director of Baisheng International Group, and may be deemed to have voting and dispositive control over the shares held by Baisheng International Group. Siyu Yang each disclaims beneficial ownership of such shares held by Baisheng International Group, except to the extent of her respective pecuniary interest therein.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

Clawback Policy. We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

B. Related party transactions

Contractual Arrangements with the VIE and its Shareholders

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE.”

Material Transactions with Related Parties

Due from related parties

We periodically loan funds to related parties for general business purposes. The balance due from related parties is typically interest-free and due upon demand. As of December 31, 2024 and 2023, we had the total amounts due from related parties of $40,549 and $2,811,786, respectively, which were mainly due from a shareholder and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”) who is the sister of Mr. Xia, and their affiliated entities. As of December 31, 2024 and 2023, the amount due from Mr. Xia and his affiliated companies were $33,973 and $1,775,005, respectively. As of December 31, 2024 and 2023, the amount due from Ms. Xia and her affiliated companies were $nil and $926,450, respectively.

As of November 21, 2024, the total loan amount from Gongwuyuan Network and its subsidiaries to the related parties is $2,338,686 (RMB 17,070,773). After friendly negotiations between Gongwuyuan Network, its subsidiaries, and the related parties, it has been agreed that the related parties will use their debt of $ 1,812,949 (RMB 13,233,259) to settle an equivalent amount of debt, which will result in the full settlement of these obligations. The remaining debt of $ 525,737 (RMB 3,837,514,) after the settlement will be assumed by Ms. Xia. Following this settlement, Gongwu Yuan Network will have a receivable from the related party, Ms. Xia, in the amount of $ 525,737 (RMB 3,837,514,), and all other related party debts will be cleared.

Due to related parties

The amount due to related parties represents the funds provided by companies controlled by Mr. Zhang, Mr. Xia, and Mr. Xiaojun Wang, a director of VIE’s subsidiary, for the Company’s working capital needs and the payable balances for expenses and reimbursement in normal business courses. As of December 31, 2024 and 2023, we had total amounts due to related parties of $170,855 and $1,040,009, respectively. As of the date of this report, none of the balances as of December 31, 2024 have been repaid.

Related Party Transactions

During the years ended December 31, 2024, 2023 and 2022, we provided entrust recruitment services to a related party company that is controlled by Mr. Xia and generated service revenue of $0 and $181,408 and $135,029, respectively.

During the years ended December 31, 2024, 2023 and 2022, we entered several operating lease agreements with companies controlled by Mr. Xia, pursuant to which the rental expenses were $0 and $143,832 and $158,063, respectively.

As the lease agreement for our principal office premises expired and was not renewed, we are currently utilizing office space provided by a related party company. The office premises are located at 3rd Floor, Building A, Golden Life Science Park, No. 33 Gongye Avenue, Dongguan, Guangdong Province, China. On July 1, 2024, the related party, Dongguan Massachusetts Industrial Park Investment Co., Ltd., provided the Company with the rent-free use of Rooms 301 and 302, located on the 3rd floor of Building A, No. 33 Pingshan Industrial Avenue, Tangxia Town, Dongguan City. The usage period is from July 1, 2024 to December 31, 2025. The ultimate controlling party of Dongguan Massachusetts Industrial Park Investment Co., Ltd. is Ms. Xia.

On November 21, 2024, we entered into a debt settlement agreement with its related parties, pursuant to which the related parties agreed to settle a total amount of $1,812,949 (RMB 13,233,259) of outstanding payables by offsetting an equivalent amount of receivables. Following the settlement, the remaining payable balance of $525,737 (RMB 3,837,515) was assumed by Ms. Xia.

Guarantees by Related Parties

We had the following loans that are guaranteed by related parties at December 31, 2024 and December 31, 2023:

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Maturity Date	Guaranteed by	Balance at December 31, 2024	Balance at December 31, 2023
WeBank	4/20/2022	$42,240	7.20%	04/22/2024	Xingbo Wang, the legal representative of Gongwuyuan	$—	$8,046
	2/23/2022	140,800	7.20%	02/22/2024	Xingbo Wang, the legal representative of Gongwuyuan	—	13,410
	3/3/2023	98,560	14.26%	02/24/2025	Peng Yao, the legal representative of Yifang	9,133	65,707
	3/16/2023	21,120	8.35%	03/24/2025	Peng Yao, the legal representative of Yifang	2,569	13,200
	3/20/2023	33,792	8.82%	03/24/2025	Peng Yao, the legal representative of Yifang	4,110	21,120
	3/16/2023	42,240	8.35%	03/24/2025	Peng Yao, the legal representative of Yifang	5,137	26,400
	8/24/2023	24,077	11.16%	8/24/2025	Peng Yao, the legal representative of Yifang	7,809	20,064
	9/25/2023	29,568	12.78%	09/22/2025	Xingbo Wang, the legal representative of Gongwuyuan	10,789	25,872
NanYue Bank	3/16/2023	98,560	8.35%	03/24/2025	Peng Yao, the legal representative of Yifang	11,987	61,600
	3/16/2023	49,280	8.35%	03/24/2025	Peng Yao, the legal representative of Yifang	5,994	30,800
	4/20/2022	98,560	7.20%	04/22/2024	Xingbo Wang, the legal representative of Gongwuyuan	—	18,773
China Minsheng Bank	3/20/2023	78,848	8.82%	03/24/2025	Peng Yao, the legal representative of Yifang	9,590	49,280
	08/24/2023	56,179	11.16%	08/24/2025	Peng Yao, the legal representative of Yifang	18,221	46,816
Bank of Communications	3/30/2023	73,075	4.95%	03/29/2024	Peng Yao, the legal representative of Yifang	—	73,075
China Construction Bank	4/21/2023	225,353	3.80%	04/21/2024		—	225,353
Huaneng Guicheng Trust Co., Ltd	2/22/2022	126,720	7.20%	02/22/2024	Xingbo Wang, the legal representative of Yifang	—	12,069
Xinwang Bank	1/17/2024	56,163	18.00%	02/17/2026	NA	32,006	—
Total loan payables						$117,345	$711,585

As of the date of this annual report, all loans that have reached their maturity date have been repaid.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on Nasdaq Capital Market under the symbol “BIYA”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BIYA”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Amended and Restated Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C. Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Ordinary Shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder (and the other authorities described below) as of the date hereof, which are subject to change.

Holders of our Ordinary Shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Ordinary Shares.

Cayman Islands Tax Considerations

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaty which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

People’s Republic of China Taxation

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2019 to December 31, 2020, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed will be 25% of annual taxable income, and the tax rate was 20%; small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed was 50% of annual taxable income, and the corporate income tax is paid at the rate of 20%. From January 1, 2021 to December 31, 2021, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed was further lowered to 12.5% of annual taxable income, and the tax rate will be 20%; From January 1, 2022 to December 31,

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Currently, as resident enterprises in the PRC, Gongwuyuan and their PRC subsidiary, are subject to the enterprise income tax at the rate of 25%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Although Baiya does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Baiya and its subsidiaries organized outside the PRC. We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Baiya, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Baiya and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. We will continue to monitor our tax status. See also “Item 3.D. Key Information—Risk Factors—Factors — Risks relating to the VIE Structure — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through offshore subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT promulgated the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approvalfrom the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Juxing HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from the Pengze WFOE, if it satisfies the conditions prescribed under SAT Circular 82 and other relevant tax rules and regulations. However, according to SAT Circular 82 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion regarding the material U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the Ordinary Shares.

This summary applies only to U.S. Holders (as defined below) that hold our Ordinary Shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	insurance companies;

●	real estate investment trusts or regulated investment companies;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding Ordinary Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Ordinary Shares;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

●	persons that own or are deemed to own ten percent or more of our Ordinary Shares, by vote or value;

●	persons holding our Ordinary Shares in connection with a trade or business conducted outside of the United States; or

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Ordinary Shares.

This discussion is based on the IRC, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Ordinary Shares and is:

●	an individual that is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy”, we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “— Passive Foreign Investment Company Rules”, distributions paid on our Ordinary Shares, other than certain pro rata distributions of Ordinary Shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our Ordinary Shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the IRC. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules”, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Ordinary Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Ordinary Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Ordinary Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, and certain gains from transactions. Cash is a passive asset for these purposes. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We do not believe we were a PFIC for our taxable years in 2022 and 2021, and based on the composition of our income and assets, and the value of our assets, we do not expect to be a PFIC for our current taxable year; however, because our PFIC status for any taxable year can be determined only after the end of such taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot determine whether we will be a PFIC for our current taxable year or any future year. Moreover, there can be no assurance that the IRS will agree with our conclusion. In addition, because it is uncertain how certain services we offer and related assets will be treated for purposes of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entity or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our Ordinary Shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our Ordinary Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Ordinary Shares exceeds 125% of the average of the annual distributions on the Ordinary Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if our Ordinary Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our Ordinary Shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our Ordinary Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq is a qualified exchange for this purpose.

If a U.S. Holder makes a mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of its Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Ordinary Shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Ordinary Shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of the Company’s subsidiaries that were also determined to be PFIC.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Ordinary Shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the Ordinary Shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition by U.S. holders of our ordinary shares. U.S. holders should consult their own tax advisors concerning the tax consequences of their particular situation.

F. Dividends and Paying Agents

Note applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

A. Currency Convertibility Risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

B. Inflation risk

 Inflation does not materially affect our business or the results of our operations.

C. Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITITES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024.

Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weaknesses described below under “Internal Control over Financial Reporting,” our disclosure controls and procedures were not effective as of December 31, 2024, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. This year, Management's report was not subject to attestation by our registered public accounting firm pursuant to an exemption for non-accelerated filers from the internal control audit requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Attestation Report of Independent Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2024, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting including, (i) insufficient full-time employees with the necessary levels of accounting expertise and knowledge to compile and analyze consolidated financial statements and related disclosures in accordance with U.S. GAAP and handle complicated U.S. GAAP accounting issues, and lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, (ii) the absence of timely related party transaction monitoring and the failure to update a completed related party list in time and failure to keep records of related party transactions on a regular basis; and (iii) insufficient awareness regarding the timely evaluation and recording of contingencies and estimated liabilities in accordance with U.S. GAAP.

We have instituted plans to remediate the material weaknesses, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. In addition, we expect to take additional remedial measures, including hiring additional qualified accounting professionals with relevant U.S. GAAP experience and providing recurring training to our finance team; establishing a centralized and routinely updated related party register supported by formal identification and monitoring processes; and implementing structured procedures for the timely assessment and recognition of contingencies and estimated liabilities, including regular coordination with legal counsel and operational departments. However, there can be no assurance that these material weaknesses will be remediated in a timely manner, or at all.

Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Zicen Liao qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. Our board of directors has also determined that Zicen Liao and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers, and employees. Any waivers of any provision of the Business Conduct and Ethics Code for our directors or officers may be granted only by the board of directors or a committee appointed by the board of directors. Any waivers of any provisions of this Business Conduct and Ethics Code for an employee or a representative may be granted only by our chief executive officer or principal accounting officer. The Code of Business Conduct and Ethics is attached as Exhibit 11.2 to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at www.gwyapp.com. In addition, we will provide any person, without charge, a copy of the Business Conduct and Ethics Code. Requests for a copy of the Business Conduct and Ethics Code may be made by writing to the Company at Baiya International Group Inc., Yifang Capital Industrial Park, No. 33 Pingshan Industrial Road, Building A, 16F, Tangxia, Dongguan, Guangdong, China; attention: Corporate Secretary.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated.

	For the Years Ended October 31,
	2024	2023
Audit fees(1)	$237,620	$301,076
Audit related fees(2)	-	-
Tax and all other fees	-	-
Total	$237,620	$301,076

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 21, 2023, we engaged Kreit & Chiu CPA LLP (“Kreit & Chiu”) as our new independent registered public accounting firm for the fiscal year ended December 31, 2022. Our current auditors, Kreit & Chiu, is located at New York, New York, and has been inspected by the PCAOB.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. For example, the Companies Act does not require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. See the section entitled “Item 3. Key Information—D. Risk Factors— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Currently, we are evaluating as to whether we intend to rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See the section entitled “Item 3. Key Information—D. Risk Factors— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is included as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the critical importance of safeguarding the security of the Gongwuyuan platform, our computer systems, networks, and other technology assets. We have established a comprehensive cybersecurity management program. This program is designed to standardize the security management of our computer networks and ensure the stable and secure operation of our information systems. It applies to all aspects of our network information systems.

To enhance our cybersecurity risk management practices, we may engage evaluators, consultants, auditors, or other third parties to assist with assessments and oversight of our systems and controls. We actively monitor for any cybersecurity events to evaluate their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any material cybersecurity incidents, nor have we identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.

Governance

Our board of directors is responsible for overseeing the Company’s cybersecurity risk management framework. It receives and reviews reports from management on material cybersecurity risks and issues as appropriate. In addition, we are in the process of strengthening our internal governance procedures by formalizing a cross-functional cybersecurity working group composed of representatives from our technology, legal, compliance, and operations teams. This working group is expected to support the board’s oversight by conducting regular risk assessments, tracking mitigation efforts, and reporting significant cybersecurity developments or incidents. In the event of a significant cybersecurity threat or incident, this working group will coordinate an internal response and, if necessary, engage external experts and notify the board promptly. We are committed to continuously improving our cybersecurity infrastructure, policies, and employee awareness to maintain the integrity, confidentiality, and availability of our systems and data.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association.
1.2	Amended and Restated Articles of Association.
2.1	Specimen Certificate for Ordinary Shares.
2.2*	Description of Securities.
4.1	Business Operation Agreement among Pengze WFOE, VIE and certain shareholders of VIE and Powers of Attorney.
4.2	Exclusive Consulting and Service Agreement between Pengze WFOE and VIE.
4.3	Supplement to the Exclusive Consulting and Service Agreement between Pengze WFOE and VIE.
4.4	Equity Disposal Agreement between Pengze WFOE, VIE and certain shareholders of VIE.
4.5	Equity Pledge Agreement among Pengze WFOE and certain shareholders of VIE.
4.6	Agency Agreement among Pengze WFOE and certain shareholders of VIE.
4.7	Spouse Consent Letter – Meizhi Cai.
4.8	Spouse Consent Letter – Yi Liu.
4.9	Spouse Consent Letter – Liping Huang.
4.10	Form of Employment Agreement.
4.11	English Translation of form of Labor Dispatch Cooperation Agreement (Gongwuyuan).
4.12	English Translation of form of Recruitment Agency Agreement (Gongwuyuan).

4.13	English Translation of form of Outsourcing Agreement (Gongwuyuan).
4.14	English Translation of form of Service Agreement (Gongwuyuan).
4.15	Form of Indemnification Agreement.
4.16	Form of Independent Director Agreement.
4.17	English Translation of Form of Loan Agreement with WeBank.
4.18	English Translation of Form of Loan Agreement with Guangdong Nanyue Bank.
4.19	English Translation of Form of Loan Agreement with China Minsheng Bank.
4.20	English Translation of the executed form of Project Outsourcing Service Contract with China Post Group Co. Zhongshan Branch.
4.21	English Translation of the executed form of Project Outsourcing Service Contract with China Post Group Co. Zhaoqing Branch.
4.22	English Translation of the executed form of Service Agreement with Nanchang Jiesite Environmental Protection Co. Ltd.
4.23	English Translation of the executed form of Outsourcing Agreement with Guangdong Yingwang Industrial Investment Co. Ltd.
4.24	English Translation of the executed Debt Settlement Agreement dated November 21, 2024.
8.1	List of Subsidiaries.
11.1*	Insider Trading Policy
11.2	Code of Business Conduct and Ethics of the registrant.
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback policy
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
		Name:	Siyu Yang
		Title:	Chief Executive Officer
Date: May 13, 2025

BAIYA INTERNATIONAL GROUP INC.
INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Baiya International Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baiya International Group Inc., its subsidiaries, the variable interest entity (“VIE”), and VIE’s subsidiaries (collectively, the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flow for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We have served as the Company's auditor since 2023.

Los Angeles, California

May 13, 2025

PCAOB Firm ID: 6651

BAIYA INTERNATIONAL GROUP INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$1,668,291	$31,973
Accounts receivable, net	1,648,073	3,692,078
Due from related parties	40,549	2,811,786
Deferred offering costs	889,160	668,651
Prepaid expense and other current assets	177,325	237,958
Loan receivable from third parties, current	—	75,797
Total current assets	4,423,398	7,518,243

NON-CURRENT ASSETS
Property and equipment, net	1,872	2,373
Right-of-use asset, net	49,356	4,015
Loan receivable from third parties, non-current	443,787	98,560
Other non-current assets	33,017	—
Total noncurrent assets	528,032	104,948
TOTAL ASSETS	$4,951,430	$7,623,191

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,662,594	$2,835,982
Loan payable to third parties, current	164,399	140,800
Advance from customers	29,675	30,498
Accrued liabilities and other payables	2,057,865	1,966,483
Taxes payable	146,239	264,671
Due to related parties	170,855	1,040,009
Lease liability	8,422	9,661
Bank loan payables, current	117,345	623,878
Total current liabilities	4,357,394	6,911,982

NON-CURRENT LIABILITIES
Lease liability	43,972	1,025
Loan payable to third parties, non-current	—	28,160
Bank loan payables, non-current	—	87,707
Total non-current liabilities	43,972	116,892
TOTAL LIABILITIES	$4,401,366	$7,028,874

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred shares, par value $0.0001, 100,000,000 shares authorized, nil shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Ordinary common shares, par value $0.0001, 400,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,000	1,000
Additional paid-in capital	1,796,285	1,775,951
Statutory Reserve	380,901	325,223
Accumulated other comprehensive loss	(221,139)	(153,429)
Accumulated deficit	(1,456,778)	(1,392,350)
Total Company shareholders’ equity	500,269	556,395
Non-controlling interest	49,795	37,922
Total shareholders’ equity	550,064	594,317
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,951,430	$7,623,191

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2024	2023	2022
Net revenues	$12,809,211	$11,574,877	$13,161,560
Cost of revenues	11,401,940	10,772,530	11,635,220
Gross profit	1,407,271	802,347	1,526,340

Operating expenses
Selling expenses	214,672	127,214	243,937
General and administrative expenses	890,089	1,093,703	2,205,442
Research and development expenses	238,150	300,519	479,218
Total operating expenses	1,342,911	1,521,436	2,928,597
Profit/(loss) from operations	64,360	(719,089)	(1,402,257)

Other income (expenses)
Interest expense, net	(31,510)	(24,030)	(55,640)
Government subsidy income	5,823	33,654	190,944
Other expenses, net	(3,456)	(321,112)	(39,307)
Other (expenses)income	(29,143)	(311,488)	95,997
Income/(loss) before income tax	35,217	(1,030,577)	(1,306,260)
Less: income tax expense	28,530	32,239	23,421
Net income/(loss)	6,687	(1,062,816)	(1,329,681)
Less: net income/(loss) attributable to non-controlling interests	15,437	(45,739)	(65,578)
Net loss attributable to common shareholders of Baiya International Group Inc.	$(8,750)	$(1,017,077)	(1,264,103)

Comprehensive income/(loss)
Net income/(loss)	$6,687	$(1,062,816)	(1,329,681)
Other comprehensive loss
Foreign currency translation loss	(71,274)	(46,538)	(214,064)
Total other comprehensive loss	(71,274)	(46,538)	(214,064)
Total comprehensive loss	(64,587)	(1,109,354)	(1,543,745)
Less: comprehensive income/(loss) attributable to non-controlling interests	11,874	(48,095)	(76,303)
Comprehensive loss attributable to common shareholders of Baiya International Group Inc.	$(76,461)	$(1,061,259)	(1,467,442)
Net income/(loss) per common share
Basic and diluted*	$0.00	$(0.10)	$(0.13)
Weighted average number of common shares outstanding
Basic and diluted*	10,000,000	10,000,000	10,000,000

*	Retrospectively restated for effect of share reorganization (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Preferred shares		Common shares		Additional paid-in	Subscription	Statutory	Accumulated other comprehensive	Retained earnings (accumulated	Total Baiya’s shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	receivable	reserve	income (loss)	deficit)	equity	interests	equity
Balance at January 1, 2022	—	$—	10,000,000	$1,000	$1,775,941	$(990)	$258,944	$94,092	$955,109	$3,084,096	$162,320	$3,246,416
Appropriation to statutory reserve	—	—	—	—	—	—	31,916	—	(31,916)	—	—	—
Net loss	—	—	—	—	—	—	—	—	(1,264,103)	(1,264,103)	(65,578)	(1,329,681)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(203,339)	—	(203,339)	(10,725)	(214,064)
Balance at December 31, 2022	—	—	10,000,000	1,000	1,775,941	(990)	290,860	(109,247)	(340,910)	1,616,654	86,017	1,702,671
Capital contribution	—	—	—	—	10	990	—	—	—	1,000	—	1,000
Appropriation to statutory reserve	—	—	—	—	—	—	34,363	—	(34,363)	—	—	—
Net loss	—	—	—	—	—	—	—	—	(1,017,077)	(1,017,077)	(45,739)	(1,062,816)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(44,182)	—	(44,182)	(2,356)	(46,538)
Balance at December 31, 2023	—	—	10,000,000	$1,000	$1,775,951	$—	$325,223	$(153,429)	$(1,392,350)	$556,395	$37,922	$594,317
Capital contribution	—	—	—	—	20,334	—	—	—	—	20,334	—	20,334
Appropriation to statutory reserve	—	—	—	—	—	—	55,678	—	(55,678)	—	—	—
Net loss	—	—	—	—	—	—	—	—	(8,750)	(8,750)	15,437	6,687
Foreign currency translation adjustment	—	—	—	—	—	—	—	(67,710)	—	(67,710)	(3,564)	(71,274)
Balance at December 31, 2024	—	$—	10,000,000	1,000	1,796,285	—	380,901	(221,139)	(1,456,778)	500,269	49,795	550,064

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$6,687	$(1,062,816)	$(1,329,681)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense	443	799	2,139
Allowances for credit losses	(43,859)	121,899	844,053
Amortization of operating lease right-of-use assets	11,693	139,592	177,843
Deferred income tax, net	—	5,818	(3,298)

Changes in operating assets and liabilities:
Accounts receivable, net	1,972,340	(1,331,193)	704,945
Advance to suppliers, net	—	40,371	(141,522)
Due from related parties	894,107	(900,702)	760,214
Prepaid expense and other current assets	126,918	(138,659)	29,877
Accounts payable	(1,112,598)	1,117,916	(312,815)
Advance from customers	—	—	(21,619)
Accrued liabilities and other payables	(165,046)	175,063	(182,184)
Taxes payable	(105,398)	33,247	(96,177)
Lease liability	(1,530)	(2,448)	(25,135)
Net cash (used in) provided by operating activities	1,583,757	(1,801,113)	406,640

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans-bank	55,434	—	1,728,334
Due to related parties	938,382	(416,209)	1,330,285
Repayments to loans-bank	(638,745)	(31,224)	(944,416)
Proceeds from third party loan	(278,083)	—	(184,029)
Advance to third party loan	—	(60,716)	—
Net cash (used in) provided by financing activities	76,988	(508,149)	1,930,174

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(24,427)	(62,935)	(67,132)

NET (DECREASE) INCREASE IN CASH	1,636,318	(2,372,197)	2,269,682
CASH, BEGINNING OF YEAR	31,973	2,404,170	134,488
CASH, END OF YEAR	$1,668,291	$31,973	$2,404,170

Supplemental disclosure information of cash flow:
Cash paid for income tax	$4,543	$15,090	$55,299
Cash paid for interest	$36,724	$63,042	56,883

Supplemental non-cash information:
Right of use assets obtained in exchange for operating lease liability	$3,038	$4,985	$—
Due from related party offset with due to related party upon execution of offset agreement	$1,812,949	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business

Baiya International Group Inc. (“Baiya”, or the “Company”) was incorporated on October 18, 2021, under the laws of the Cayman Islands with limited liability. As a holding company with no material operations of its own, Baiya conducts all of the operations in mainland China of People’s Republic of China (“PRC” or “China”) through the contractual arrangements (the “Contractual Arrangements”), with Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”), which is a variable interest entity (the “VIE”), and its subsidiaries, or collectively, “PRC operating entities”. The PRC operating entities mainly engaged in providing job matching service, entrusted recruitment service, project outsourcing service and labor dispatching service to business enterprises and organizations in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region.

Baiya owns 100% of the equity interests of Ruifeng International Group Limited (“Ruifeng BVI”), a limited liability company formed under the laws of British Virgin Islands (“BVI”) on October 25, 2021.

Ruifeng BVI owns 100% of Juxing Investment Group (Hong Kong) Limited (“Juxing HK”), a limited liability company formed in Hong Kong on November 3, 2021.

On December 9, 2021, Shenzhen Pengze Future Technology Co., Ltd. (“Pengze WFOE”) was incorporated pursuant to PRC mainland China laws as a wholly foreign owned enterprise of Juxing HK.

Ruifeng BVI, Juxing HK, and Pengze WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 29, 2021. The Reorganization involved the formation of Baiya, Ruifeng BVI, Juxing HK and the Pengze WFOE, and execution of a series of contractual agreements among Pengze WFOE, Gongwuyuan and certain shareholders of Gongwuyuan (representing 95% equity ownership in Gongwuyuan).

On December 29, 2021, Pengze WFOE entered into a series of contractual arrangements with certain shareholders of Gongwuyuan. These agreements include Business Operation Agreement and Powers of Attorney, Exclusive Consulting and Service Agreement, Equity Disposal Agreement, Equity Pledge Agreement and Agency Agreement (collectively the “Contractual Arrangements”). Pursuant to the Contractual Arrangements, Pengze WFOE has the exclusive right to provide Gongwuyuan consulting and all the technical support services related to business operations including technology and management consulting services.

As a result of the Contractual Arrangements entered among Pengze WFOE, Gongwuyuan and certain shareholders of Gongwuyuan, Gongwuyuan is considered as VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Consequently, Baiya, through the Pengze WFOE, obtains the power to direct the activities that most significantly affects the economic performance of Gongwuyuan and receives the economic benefits that could be significant to Gongwuyuan, and became the primary beneficiary of Gongwuyuan. The Company treats its VIE and its subsidiaries as the consolidated entities under U.S. GAAP.

The Company, together with its wholly owned subsidiaries and its VIE, is effectively controlled by the same majority shareholders group who act in concert before and after the Reorganization, and therefore the Reorganization is considered as a reorganization of entities under common control. The consolidation of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statement.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business (cont.)

As of December 31, 2024, the consolidated financial statements of the Company include the following entities:

	Place and date of	% of ownership
Name of entities	incorporation	Direct	Indirect	Principal activities
Parent company
Baiya	Cayman Island/ October 18, 2021	Parent		Investment holding
Wholly owned subsidiaries of Baiya
Ruifeng BVI	BVI/October 25, 2021	100%		Investment holding
Juxing HK	PRC – Hong Kong/ November 3, 2021	100%		Investment holding
Pengze WFOE	PRC – Mainland China/December 9, 2021	100%		Consultancy and management support
VIE
Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”)	PRC – Mainland China/October 23, 2017		VIE	Human resource management consulting, labor outsourcing service, staffing and placement service, research, and development of Apps
VIE’s Subsidiaries
Beijing Gongwuyuan Network Technology Co., Ltd.	PRC – Mainland China/September 28, 2021		100% owned by VIE	Internet technology development, information system consulting, software development
Dongguan Zhenggongfu Human Resources Co., Ltd.	PRC – Mainland China/March 28, 2018		100% owned by VIE since March 1, 2020	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Yifang Talent Service Co., Ltd.	PRC – Mainland China/December 27, 2018		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Ji’an Gongwuyuan Human Resource Service Co., Ltd.*	PRC – Mainland China/September 16, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Business Service Co., Ltd.	PRC – Mainland China/March 26, 2019		100% owned by VIE	Marketing
Hunan Gongwuyuan Youchuang Human Resource Service Co., Ltd.	PRC – Mainland China/June 3, 2019		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Nanchang Gongwuyuan Business Service Co., Ltd.	PRC – Mainland China/December 26, 2019		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business (cont.)

Name of entities	Place and date of incorporation	% of ownership		Principal activities
		Direct	Indirect
Jiangxi Huizhong Human Resources Co., Ltd.	PRC – Mainland China/May 21, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Guangdong Mili Education Consulting Service Co., Ltd.	PRC – Mainland China/October 30, 2019		100% owned by VIE since July 20, 2020	Education consulting and marketing
Jiangxi Gongwuyuan Supply Chain Management Co., Ltd.	PRC – Mainland China/September 14, 2020		100% owned by VIE	Logistic and shipping
Jiangxi Gongwuyuan Talent Service Co., Ltd.	PRC – Mainland China/October 16, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Zhongshan Jushangyue Freight Forwarding Service Co., Ltd.	PRC – Mainland China/July 22, 2020		100% owned by VIE since September 17, 2020	Logistic and storage service
Jiujiang Gongwuyuan Yifang Education Consulting Service Co., Ltd.*	PRC – Mainland China/April 14, 2021		100% owned by VIE	Education consulting and human resource management service
Dongguan Fusheng Supply Chain Co., Ltd.*	PRC – Mainland China/June 1, 2021		100% owned by VIE	Logistic and shipping
Dongguan Chenwang Supply Chain Co., Ltd.*	PRC – Mainland China/May 31, 2021		100% owned by VIE	Logistic and shipping
Dongguan Jida Supply Chain Co., Ltd.*	PRC – Mainland China/June 1, 2021		100% owned by VIE	Logistic and shipping
Shenzhen Aliyuncang Logistics Warehousing Co., Ltd.	PRC – Mainland China/April 11, 2017		100% owned by VIE since June 24, 2021	Internet information technology development and supply chain management

*	Company had no operations or very minimal operations with no revenues as of December 31, 2024

Variable Interest Entities

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

WFOE Pengze is deemed to have a controlling financial interest in and be the primary beneficiary of the PRC operating entities because it has both of the following characteristics:

●	The power to direct activities of the PRC operating entities that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the PRC operating entities that could potentially be significant to such entities.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business (cont.)

The following is a brief description of the Contractual Arrangements entered into on December 29, 2021, between Pengze WFOE, Gongwuyuan, and certain shareholders of Gongwuyuan:

Business Operation Agreement

The Pengze WFOE entered into a business operation agreement with Gongwuyuan and certain shareholders of the VIE on December 29, 2021, pursuant to which (1) Gongwuyuan shall not enter into any transaction which may materially affect its assets, businesses, employees, obligations, rights or operations without the written consent of the Pengze WFOE or any other party designated by the Pengze WFOE; (2) Gongwuyuan and certain shareholders agree to accept suggestions by the Pengze WFOE in respect of the employment and dismissal of Gongwuyuan’s employees, daily operations and financial management of Gongwuyuan; and (3) Gongwuyuan and the shareholders shall appoint the individuals designated by the Pengze WFOE as the directors (including the executive director) of Gongwuyuan, and shall appoint the persons recommended by the Pengze WFOE as the general manager, chief financial officer and other senior management members and officers of Gongwuyuan. The term of the business operation agreement shall be ten (10) years from the effective date unless terminated by the Pengze WFOE upon thirty (30) days advance notice to Gongwuyuan and the shareholders. Upon request by the Pengze WFOE, the parties shall extend the term of the business operation agreement by entering into a new business operation agreement or continue performing the existing business operation agreement.

Powers of Attorney

Each of the signing shareholders of Gongwuyuan executed a power of attorney on December 29, 2021 (the “Powers of Attorney”) to irrevocably appoint the Pengze WFOE or the person designated by the board of directors or the executive director of the Pengze WFOE as its agent to act on its behalf to exercise their shareholders’ and voting rights in the name of the shareholders in accordance with the applicable PRC laws and regulations and the articles of association of Gongwuyuan.

Exclusive Consulting and Service Agreement

Under an exclusive consulting and service agreement dated December 29, 2021, entered into between the Pengze WFOE and Gongwuyuan, the Pengze WFOE shall have the exclusive right to provide Gongwuyuan with consulting and related services. Such services include:

(a)	Research and development services of business-related software;

(b)	Providing business-related technical services, applications, and execution, including but not limited to design, installation, and testing of all systems;

(c)	Providing daily maintenance support, upgrade, maintenance, monitoring, and troubleshooting of computer network equipment and other technical services;

(d)	Pre-job, on-the-job, and technical training services for personnel;

(e)	Technology development and transfer services;

(f)	Public relations services;

(g)	Market research and consulting services (excluding market research services that are prohibited by the laws of the People’s Republic of China for foreign-invested enterprises);

(h)	Services for the formulation of medium and short-term market development and market plans;

(i)	Consulting services related to business compliance;

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business (cont.)

(j)	Organization and planning services related to marketing and customer activities;

(k)	Intellectual property licenses;

(l)	Equipment provision and rental; and

(m)	Management consulting services and other business and technical consulting services related to business operation.

Without the Pengze WFOE’s prior written consent, Gongwuyuan may not accept services covered by the exclusive consulting and service agreement from any third party during the term of the agreement. In addition, the Pengze WFOE shall own all rights, titles, interests and intellectual property rights arising out of the performance of the exclusive consulting and service agreement, provided, however, that if the development of such intellectual property is based on the intellectual property rights of Gongwuyuan, Gongwuyuan shall ensure that such rights are free of any defect or Gongwuyuan shall bear the loss caused to the Pengze WFOE. As consideration, Gongwuyuan agrees to pay the ninety-five percent (95%) of its pre-tax profit, for each profitable fiscal year, and deducting any loss (if any) in the previous year, the necessary costs, expenses, taxes incurred in the year and the withdrawn statutory reserve fund that must be withdrawn according to law by the Pengze WFOE.

The exclusive consulting and service agreement shall remain effective for ten (10) years from the effective date unless terminated by mutual agreement between the Pengze WFOE and Gongwuyuan. or unilaterally terminated by the Pengze WFOE in advance. Upon request by the Pengze WFOE, the parties shall extend the term of the exclusive consulting and service agreement by entering into a new exclusive consulting and service agreement or continue performing the existing exclusive consulting and service agreement. The Exclusive Consulting and Service Agreement between Pengze WFOE and Gongwuyuan was supplemented on December 21, 2022 to clarify that no consulting service fees pertaining to the agreement need to be paid for the period December 29, 2021 to December 31, 2021. The Parent, Subsidiaries and WFOE has the share of income from VIE and VIE’s subsidiaries during the fiscal year ended December 31, 2024, 2023 and 2022, and the equity in VIE and VIE’s subsidiaries as of December 31, 2024, 2023 and 2022.

Equity Disposal Agreement

The Pengze WFOE entered into an equity disposal agreement with Gongwuyuan and certain shareholders of the VIE on December 29, 2021. Pursuant to the equity disposal agreement, the shareholders and Gongwuyuan have granted the Pengze WFOE (or its designee) an exclusive option to acquire all or a portion of the ninety-five percent (95%) equity held by the shareholders and all or a portion of the ninety-five percent (95%) assets of Gongwuyuan at the price equivalent to the lowest price then permitted under PRC law. The Pengze WFOE may, at its sole discretion, at any time exercise the option. Moreover, the Pengze WFOE may designate a third party to exercise the option on its behalf.

Under the equity disposal agreement, Gongwuyuan may not, among other obligations, sell, transfer, mortgage or otherwise dispose of any asset, business or income, or allow any other security interest to be created on them, enter into transactions that will materially and adversely affect its assets, responsibilities, operations, equity and other legitimate rights, distribute dividends and bonuses in any form to all shareholders, incur, inherit, guarantee or permit to subsist any debt except in the ordinary course of business unless otherwise expressly agreed to by the Pengze WFOE, enter into any material contracts except in the ordinary course of business, increase or decrease the registered capital of Gongwuyuan or otherwise change the structure of the registered capital, supplement, modify or amend the articles of association of Gongwuyuan in any way, or merge or associate with any person, or acquire any person or invest in any person. In addition, the shareholders may not, among other obligations, supplement, modify or amend the articles of association of Gongwuyuan that will materially and adversely affect Gongwuyuan’s assets, liabilities, operations, equity and other rights, cause Gongwuyuan to enter into transactions that will materially and adversely affect Gongwuyuan’s assets, responsibilities, operations, equity and other rights, adopt a resolution on the distribution of dividends and bonuses, sell, transfer, mortgage or dispose of their equity interest in any way, sell, transfer, mortgage or dispose of the rights of any equity and assets of Gongwuyuan, or allow any other security interest to be created on them, approve the merger or association or reorganization in any other form, and independently wind up, liquidate or dissolve Gongwuyuan.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business (cont.)

The equity disposal agreement shall remain effective for ten (10) years from the effective date. Upon request by the Pengze WFOE, the parties shall extend the term of the equity disposal agreement by entering into a new equity disposal agreement or continue performing the existing equity disposal agreement.

Equity Pledge Agreement

The Pengze WFOE entered into an equity pledge agreement with certain shareholders of the VIE on December 29, 2021, pursuant to which the shareholders have pledged ninety-five percent (95%) of equity interests in Gongwuyuan held by them, and all current and future rights and interests based on such equity, as priority security guarantees in favor of the Pengze WFOE to secure the performance of Gongwuyuan and the shareholders’ performance of their obligations under, where applicable, (i) the Exclusive Consulting and Service Agreement, (ii) the Equity Disposal Agreements, and (iii) the Business Operation Agreement (collectively, the “Principal Agreements”). The Pengze WFOE is entitled to exercise its right for the priority of compensation obtained by the shareholders’ pledged interests in the equity of Gongwuyuan in the event that either the shareholders or Gongwuyuan fails to perform their respective obligations under the Principal Agreements. The Pengze WFOE may transfer all or any of its rights and obligations under the equity pledge agreement to any designated third party. The equity pledge agreement will remain in full force and effective until Gongwuyuan and the shareholders have satisfied their obligations under the Principal Agreements.

Agency Agreement

The Pengze WFOE entered into an agency agreement with certain shareholders of the VIE on December 29, 2021, pursuant to which the shareholders granted the Pengze WFOE an irrevocable right to exercise the voting rights of the shareholders in accordance with the laws of the PRC and the Articles of Association of Gongwuyuan, for the maximum period permitted by law. The shareholders shall authorize the person appointed by the Pengze WFOE to exercise all the voting rights held by them regardless of any change in the equity of Gongwuyuan. In addition, the shareholders shall not transfer any of their shareholders rights and interests in Gongwuyuan to any individual or other company other than the Pengze WFOE or any person or entity designated by the Pengze WFOE. The agency agreement shall come into effect upon its execution, and may be terminated by the unanimous consent of all parties or unilaterally by the Pengze WFOE with thirty (30) days advance notice.

Spousal Consent Letter

Each spouse of relevant individual shareholders of Gongwuyuan has signed a Spousal Consent Letter. Under the Spousal Consent Letter, agreeing that the signing spouse has unconditionally and irrevocably agreed that the disposition of the equity interest in Gongwuyuan which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned Business Operation Agreement and Powers of Attorney, Equity Disposal Agreement, Equity Pledge Agreement, and Agency Agreement, signed by his or her spouse, as amended from time to time. Each of the signing spouse undertakes to take necessary actions to ensure the performance of above-mentioned VIE agreements.

Based on the foregoing Contractual Arrangements, Baiya is allowed to consolidate ninety-five percent (95%) of Gongwuyuan’s operations and financial results in Baiya’s consolidated financial statements for the periods presented herein as if the current corporate structure had been in existence throughout the periods presented under common control in accordance with Regulation S-X-3A-02 promulgated by the SEC and ASC 810-10, Consolidation.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business (cont.)

Risks associated with the VIE structure

The Company believes that the Contractual Arrangements with its VIE and the shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, due to uncertainties regarding the interpretation and application of relevant PRC laws and regulations in connection with the VIE structure or VIE Agreements, our ability to enforce the Contractual Arrangements could be substantially hampered. If the legal structure and Contractual Arrangements were found to be in violation of PRC laws and regulations, the relevant governmental authorities may take a number of administrative measures or impose penalties in dealing with such violations, including, without limitation:

●	revoking the agreements constituting the Contractual Arrangements;

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on its operations;

●	requiring it to restructure the operations in such a way as to compel it to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets related to its value-added telecommunications services business;

●	imposing fines on it or confiscating any of our income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which the Company or its VIE may not be able to comply;

●	requiring the Company or its VIE to restructure the relevant ownership structure or operations;

●	restricting or prohibiting its use of the proceeds from the initial public offering or other of its financing activities to finance the business and operations of its VIE; or

●	taking other regulatory or enforcement actions that could be harmful to its business.

The Company’s ability to conduct its businesses may be negatively affected if the PRC regulatory authorities were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and its subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the operations of the VIE and their shareholders and it may lose the ability to receive economic benefits from the VIE and its subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE, as well as the VIE’s subsidiaries.

The Company, Ruifeng BVI, Juxing HK and Pengze WFOE are essentially holding companies and do not have active operations as of December 31, 2024, 2023 and 2022. The Company has not provided any financial support to the VIE and its subsidiaries for years ended December 31, 2024, 2023 and 2022. The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2024	December 31, 2023
Current assets	$4,680,414	$7,614,033
Non-current assets	528,032	6,388
Total assets	$5,208,446	$7,620,421
Current liabilities	$4,175,038	$6,745,091
Non-current liabilities	43,972	116,892
Total liabilities	$4,219,010	$6,861,983

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1. Organization and Description of Business (cont.)

	For the years Ended December 31,
	2024	2023	2022
Net revenues	$12,809,211	$11,574,877	$13,161,560
Net income/(loss)	$308,737	$(869,063)	$(1,311,568)

	For the years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$1,618,141	$(1,801,113)	$406,640
Net cash used in investing activities	$—	$—	—
Net cash provided by (used in) financing activities	$42,134	$(508,149)	$1,930,174

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 11. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in the normal course of business.

Liquidity

As reflected in the accompanying consolidated financial statements, the Company had accumulated deficit of $1,456,778 as of December 31, 2024, the Company had net loss after non-controlling interest allocation of $8,750 and $1,017,077 and $1,264,103 for the years ended December 31, 2024, 2023 and 2022.

The management plans to increase its revenue by strengthening its sales force to develop more employing companies clients, partnering with more third-party labor service providers to seek and attract more labors, and increase the promoting and marketing activities of Gongwuyuan Platform, as well as continuing to develop and integrate digital technologies including crowdsourcing, big data and artificial intelligence to enhance the Gongwuyuan Platform to provide better job-matching and one-stop services to employing companies and workers in the flexible employment market throughout China. Management also intends to raise additional funds by way of a private or public offering, or by obtaining loans from banks or others.

The Company had $1,668,291 cash on hand and working capital of approximately $0.07 million as of December 31, 2024. The Company has historically funded its working capital needs primarily from operations. The working capital requirements are affected by the efficiency of operations and depend on the Company’s ability to increase its revenue. The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of issuance of these financial statements. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information.

Principles of Consolidation

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All intercompany transactions and balances among the Company, its subsidiaries, the VIE and its subsidiaries have been eliminated upon consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management makes about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, the assessment of the allowance for credit loss, and valuation allowance for deferred tax assets. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

Foreign Currency Translation and Comprehensive income

The Company uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its wholly-owned subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities, including the Company’s wholly-owned subsidiaries, VIE and VIE’s subsidiaries is Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive income (loss) as foreign exchange related gain or loss. The consolidated financial statements of the Company’ subsidiaries, VIE and VIE’s subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIE and VIE’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Years Ended December 31, 2024	For the Years Ended December 31, 2023	For the Years Ended December 31, 2022
Balance sheet date spot rates (as of December 31, 2024, 2023 and 2022):	$7.2993	$7.0999	$6.8970
Average rate (for the years ended December 31, 2024, 2023 and 2022):	$7.1957	$7.0809	$6.7290

Cash

Cash includes cash on hand and demand deposits placed with commercial banks. The VIE and its subsidiaries maintains most of the bank accounts in mainland China. Balances at financial institutions within the mainland China are covered by insurance up to RMB 500,000 (US$76,000) per bank. Any balance over RMB 500,000 per bank in PRC mainland China will not be covered. As of December 31, 2024, 2023 and 2022, cash balances held in the bank in PRC mainland China are $1,668,291 and $31,973 and $2,404,170, respectively of which, $1,478,312 and $ nil and $2,247,354 was not covered by such insurance, respectively. The Company has not experienced any losses in accounts held in PRC mainland China’s financial institutions and believes it is not exposed to any risks on its cash held in the PRC mainland China’s financial institutions.

Expected Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments(ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. The was no transition adjustment of the adoption of CECL.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

Accounts Receivable, Net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment pattens, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Deferred Initial Public Offering (“IPO”) costs

The Company complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, consulting, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred offering costs amounted to $889,160 and $668,651 and $452,521 as of December 31, 2024, 2023 and 2022, respectively. The Company completed its IPO on March 24, 2025.

Property and Equipment, Net

Property and equipment primarily consist of electronic equipment, which is at cost less accumulated depreciation. Depreciation expense is calculated on a straight-line basis over estimated useful lives of the assets of 3 years. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value. There was no impairment of property and equipment for the years ended December 31, 2024, 2023 and 2022, respectively. Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 was $2,039 and $799 and $2,139, respectively.

Leases

Under ASC 842, “Leases,” a contract is or contains a lease when the Company has the right to control the use of an identified asset. The Company determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for use by the Company.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

The Company determines if the lease is an operating or finance lease at the lease commencement date based upon the terms of the lease and the nature of the asset. The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised.

The lease liability is measured at the present value of future lease payments, discounted using the discount rate for the lease at the commencement date. As the Company is typically unable to determine the implicit rate, the Company uses an incremental borrowing rate based on the lease term and economic environment at commencement date. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments, and reduced by any lease incentives.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, “Property, Plant, and Equipment,” as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU assets are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments, and reduced by any lease incentives. As of December 31, 2024, 2023 and 2022, the Company recognized no impairment of ROU assets.

Fair Value Measurement

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement”, which defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under these provisions, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances when observable inputs are not available. The hierarchy is described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2024 and 2023.

Revenue Recognition

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company, through its PRC operating entities, contracts with the labor-demand side companies (employing companies) to facilitate the recruitment of blue-collar labor in PRC. Other than recruitment facilitation, the Company also contracts with its customers for ad hoc services such as advertising agent services and others. The Company considers that its revenues from contracts with customers are generated from recruitment facilitation services which include 1) job matching service, 2) entrusted recruitment service, 3) project outsourcing service, 4) labor dispatching service and other services which include advertising agent services and others.

Recruitment Facilitation

The Company, through its PRC operating entities, contracts with domestic labor service companies to access blue-collar labor. The recruitment facilitation service is to connect the employing companies with the available blue-collar labor from either the Company or the third-party labor service providers. The recruitment facilitation provides the customers with a variety of means of human resource solutions, which includes direct employment (job matching or entrusted recruitment), outsourcing or labor dispatching. In the recruitment facilitation contract, the Company is contractually obliged to facilitate human resource recruitment and ensure that blue-collar labor works for the employing companies for a designated period of times. The Company is also contractually obliged to help recruit replaced blue-collar labor if there is a vacancy caused by the resignation of the blue-collar labor that the Company initially introduced. Under entrusted recruitment, project outsourcing and labor dispatching model, if the blue-collar labor has no working experience in the industry of the employing companies, the Company provides short term occupational training to the blue-collar labor prior to their admittance by the employing companies.

The Company concludes its recruitment facilitation services meet all five criteria under Step 1: identify the contract with customers in accordance with ASC 606. The Company evaluates the contract with the employing companies to identify performance obligations. A performance obligation is a promise to transfer to the customer either 1) a good or service (or a bundle of goods or services) that is distinct; or 2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The Company considers its promises to the customers include the recruitment activities that replenish the headcounts in the event of resignation.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

The Company considers the promises to the customers include the identification on the target blue-collar labor, optional training if the blue-collar labor has no relevant working experiences, on-site monitor and management of the workers, and the commitment to replenish the labors in the event of resignation. The Company considers the service promise in the contract is capable of being distinct because customers can benefit from the service promise on their own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training and replenishment cannot achieve employing companies’ the intended function and thus the Company considers different promises in recruitment facilitation as a single performance obligation.

●	Entrusted recruitment service

Under the entrusted recruitment service model, the employing companies and labor service companies are both confidential to each other. The employing companies directly submit recruitment requests to the Company for their recruitment needs, which typically include the number of blue-collar workers needed, work hours, the preferred and required skill sets and, etc. (the “Overall Work Arrangement”).

Once the service payout rate is negotiated and agreed among the Company and the employing companies, the employing companies will issue the Overall Work Arrangement (or service contract) including the payout rate and labor recruitment request specification. Pursuant to the contracts, the Company’s promises to the customers include the identification on target blue-collar labor, preliminary screening and interview of the candidates before providing them to the employing company, optional training if the blue-collar labor has no relevant working experiences, continuance monitoring of labor performance during the job term, and the commitment to replenish the labor in the event of resignation during the contract service period (usually no more than six months). The Company considers the different service promise in the contract is capable of being distinct because the customer can benefit from the service promise on its own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training, continuance monitoring of labor performance or replenishment cannot achieve employing companies’ intended request, all of which are the input or part of the combined performance obligation to be provided to the customers. The Company considers different promises in recruitment facilitation as a single performance obligation for each assigned labor recruitment. Within each frame contract with the employing company, the Company provides a bundle of services that are substantially the same and that have the same pattern of transfer to the customer.

The Company engages third-party labor service companies while providing the entrusted recruitment services. The Company enters contracts with the third-party labor service companies to organize blue-collar worker candidates. The labor service companies provide information about the workers and register basic personal information of the workers for the Company. The third-party labor service companies will provide the required number of workers to the Company, and the Company will further communicate the specific employment request of the employing company with the blue-collar labor, perform preliminary screening and interview of the candidates, and then provide the employing companies with the labor candidates who are considered appropriate in terms of the skill set as requested. In many cases, the Company organizes on-site interviews for Employing Company to assist them in making the final employment decision.

The third-party labor service companies confirm and settle the service fee with the Company based on the number of labor hours or workers provided to the Company that is considered satisfactory to the employing companies. The Company has the obligation to pay such service fee to the third-party labor service companies regardless of whether the Company has received the consideration from the employing companies. If the labor candidates provided by such third-party labor companies were not selected by any of the customers, the Company has full right to keep or reject the workers provided by the third-party labor service companies and does not have any obligation to pay the third-party labor companies for the non-selected labor candidates. During the execution of the contract between the Company and the employing companies, the Company regularly communicated with the employing company to resolve issues and collect feedback on the performance of the blue-collar workers. The Company is responsible for briefing the workers for the employing companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and provides short term vocation training if needed, and this is not the obligation of the third-party labor companies. When there is a vacancy caused by resignation, the Company needs to find a replacement and will be responsible for the relevant cost incurred. The Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk (i.e., risk that the performance obligation will not be satisfied); (ii) having latitude in select third-party labor service companies and establish pricing, and bears the risk for services that are not fully paid for by customers. Therefore, the Company acts as the principal of these services and reports revenue earned and costs incurred related to these transactions on a gross basis.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

For entrusted recruitment services, there are two main types of price rate charging to the employing companies: (i) fixed monthly standard fee per worker, and (ii) fixed hourly rate per worker. There are no potential discounts, concessions, rights of return or performance bonuses. The Company satisfies the performance obligation based on days passed over time during the contract service period (usually no more than six months); the customer simultaneously receives and consumes the benefits as their labor needs are satisfied through the Company’s performance during the service term. At the end of each month during the service period, the Company confirms with customers on the total number of workers as well as the total hours if it’s charged at hourly rate. Where collectability is reasonably assured, the Company bills its customers on monthly basis for the service that was provided and recognize revenue accordingly based on the monthly statement agreed with customers as services are delivered in accordance with the contracts.

●	Project outsourcing service

Under project outsourcing service model, the Company provide services to the customers in order to fulfil their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the quantity and quality needs of the customers. Once the contract for project outsourcing is finalized, the Company coordinates with labor service companies for the blue-collar workers for the assignments. The Company assumes liabilities, obligations and performance standards of the outsourced assignments, which include the criteria on quality and quantity set up by the customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the customers on daily basis. The Company receives the service fee from the customer based on the accumulated assignment accomplished of the month. The Company considers that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments.

The Company considers it as the principal in the transaction and records the revenue on a gross basis.

●	Labor dispatching service

Under the labor dispatching service model, the customers submit their labor needs, and the Company dispatches its employees directly to the customers. The Company is responsible for the payment of wages to the dispatched workers, and charges service fees to the customer based upon the total number of working hours of the dispatched employees of the Company. The Company considers that the customers simultaneously receive and consume the benefit as well as the dispatch services. The Company controls the specified service before that service is performed for a customer.

The Company has the risk of identifying and hiring qualified employees, has the discretion to select the employees and establish their price, and bears the risk for services that are not fully paid for by customers. Therefore, the Company records labor dispatch revenue on a gross basis as a principal.

●	Other Services

The revenue generated from other services mainly represents advertising agent revenue provided to China Post, which is recognized on net basis.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

Disaggregation of Revenue

For the years ended December 31, 2024, 2023 and 2022, all of the Company’s revenue was generated in the PRC and contributed by the VIE and VIE’s subsidiaries. The Company disaggregate revenue into four revenue streams, consisting of job matching service, entrust recruitment service, project outsourcing service and job dispatching service and others as the following table:

	For the Years Ended December 31,
	2024	2023	2022
Category of Revenue
Entrusted recruitment service	$42,174	$1,487,188	$2,749,483
Project outsourcing service	12,763,987	10,086,496	9,844,007
Labor dispatching service	—	—	538,583
Other services	3,050	1,193	29,487
Total revenues	$12,809,211	$11,574,877	$13,161,560

The Company disaggregates revenue by transferal of services as the following table:

	For the Years Ended December 31,
	2024	2023	2022
Timing of Revenue Recognition
Services transferred over time	$12,809,211	$11,574,877	$13,161,560
Services transferred at a point in time	—	—	—
Total revenues	$12,809,211	$11,574,877	$13,161,560

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

Cost of Revenues

Cost of revenues primarily consists of the referral or service fee paid to labor-provider companies, outsourcing fees paid to labor-provider companies, and salaries paid to temporary employees for labor dispatching service.

Selling Expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses.

General and Administrative Expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, office rent and management expenses, and office utilities and other office expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. During the years ended December 31, 2024 and 2023, no costs for research and development were qualified for capitalization; the Company expensed all research and development expenses as incurred.

Value Added Taxes (“VAT”)

The Company’s PRC subsidiary, VIE and its subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company ranges from 1% to 9%. Gross sales or service price charged to customers is subject to output VAT and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income. All of the VAT returns filed by the Company’s PRC operating entities have been and remain subject to examination by the tax authorities for five years from the date of this report.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. As of December 31, 2024, 2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses if any. There were no such interest and penalties as of December 31, 2024, 2023 and 2022.

Non-controlling Interests

The Company follows FASB ASC Topic 810, “Consolidation,” governing the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI (previously referred to as minority interests) be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to non-controlling interests even when such allocation might result in a deficit balance.

The net income attributed to NCI was separately designated in the accompanying statements of operations and comprehensive income. Losses attributable to NCI in a subsidiary may exceed an NCI in the subsidiary’s equity. The excess attributable to NCI is attributed to those interests. NCIs shall continue to be attributed their share of losses even if that attribution results in a deficit NCIs balance.

As of December 31, 2024, 2023 and 2022, the Company had NCIs of $49,795 and $37,922 and $86,017, which represents the 5% equity ownership of the VIE and its subsidiaries.

Net income/(loss) per Share

Basic loss per ordinary share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2024, 2023 and 2022, the Company had no dilutive stocks.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards. Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

Segment Reporting

FASB ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the method a company’s management organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manners in which management disaggregates a company. Management determining the Company’s current operations constitutes a single reportable segment in accordance with ASC 280.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments were designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company adopted this standard for the year ended December 31, 2024.

All of the Company’s customers were in the PRC and all revenues were generated from the PRC for the years ended December 31, 2024, 2023 and 2022. All identifiable assets of the Company were in the PRC as of December 31, 2024, 2023 and 2022.

Significant Risks and Uncertainties

Currency Convertibility Risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Concentrations and Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivable are typically unsecured and derived from services rendered to customers that are located in the PRC, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers.

Revenues or purchases are individually represented greater than 10% of the total revenues or the total purchases of the Company for the years ended December 31, 2024, 2023 and 2022 as following:

During the year ended December 31, 2024, the Company had four major customers, who accounted for 34%, 24%, 20% and 12% of the Company’s total revenue, respectively. As of December 31, 2024, the balance due from four customers accounted for 32%, 17%, 13% and 9% of the Company’s total accounts receivable, respectively.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

2. Significant Accounting Policies and Estimates (cont.)

During the year ended December 31, 2023, the Company had four major customers, who accounted for 44%, 17%, 11% and 10% of the Company’s total revenue, respectively. As of December 31, 2023, the balance due from four customers accounted for 50%, 12%, 11% and 6% of the Company’s total accounts receivable, respectively.

During the year ended December 31, 2022, the Company had three major customers, who accounted for 26%, 22% and 18% of the Company’s total revenue, respectively. As of December 31, 2022, the balance due from three customers accounted for 30%, 14% and 8% of the Company’s total accounts receivable, respectively.

During the year ended December 31, 2024, the Company had three major service providers, who accounted for 25%, 14% and 13% of the Company’s total purchase of service, respectively. As of December 31, 2024, three service providers accounted for 21%, 35% and 0% of the Company’s accounts payable, respectively.

During the year ended December 31, 2023, the Company had three major service providers, who accounted for 49%, 25% and 13% of the Company’s total purchase of service, respectively. As of December 31, 2023, three service providers accounted for 70%, 13% and 6% of the Company’s accounts payable, respectively.

During the year ended December 31, 2022, the Company had three major service providers, who accounted for 46%, 33% and 10% of the Company’s total purchase of service, respectively. As of December 31, 2022, three service providers accounted for 4%, 53%, and 24% of the Company’s accounts payable, respectively.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Commitments and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s consolidated financial statements.

If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of December 31, 2024 and 2023, the Company has no such contingencies.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts shown on the statement of cash flows may not necessarily agree with changes in the corresponding asset and liability on the balance sheet.

Reclassification

Certain prior period accounts have been reclassified to be in conformity with current period presentation.

3. New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 in the fourth quarter of 2024 and the adoption did not have a material impact on its consolidated financial statements and related disclosures.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

3. New Accounting Pronouncements (cont.)

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

4. Accounts Receivable, net

Accounts receivable, net consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Accounts receivable	$2,195,005	$4,254,184
Less: allowance for credit losses	(546,933)	(562,106)
Accounts receivable, net	$1,648,073	$3,692,078

The follow table presents movement of the allowance for credit losses:

	As of December 31, 2024	As of December 31, 2023
Balance at the beginning of the period	$562,106	$580,911
Provisions	—	(2,120)
Foreign exchange adjustment	(15,173)	(16,685)
Balance at the end of the period	$546,933	$562,106

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

5. Leases

The Company leases several office spaces for its head office and branch offices. Rent expense under all operating leases, included in operating expenses in the accompanying consolidated statements of operations and comprehensive loss. The components of lease costs, lease term and discount rate with respect of the Company’s office leases with an initial term of more than 12 months are as the following:

Balance sheet information related to the Company’s operating leases:

	As of December 31, 2024	As of December 31, 2023
Right-of-used assets	$49,356	$4,015
Lease liabilities – current	$8,422	$9,661
Lease liabilities – non-current	43,972	1,025
Total lease liabilities	$52,394	$10,686

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	Years Ended December 31,
	2024	2023	2022
Weighted average remaining lease term (years)	5.33	1.33	0.90
Weighted average discount rate	4.20%	5%	5%

As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This methodology was deemed to yield a measurement of the ROU lease asset and associated lease liability that was appropriately stated in all material respects.

Operating lease expenses were $14,091 and $139,592 and $177,843, respectively, for the years ended December 31, 2024, 2023 and 2022. The cash lease payment for the years ended December 31, 2024, 2023 and 2022 were $11,009 and $2,448 and $25,135, respectively.

One of the leases is for the Company’s principal executive office is located at 5Q, No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen, Guangdong, China, under a 36 month lease agreement for monthly rent of approximately RMB5,668 for the first year, which rent shall then increase by 10% for the second and third years and which lease term expires on January 4, 2027. The Company's willing to extend the lease to December, 2029.

The following table summarizes the future leases payments as of December 31, 2024:

Twelve Months Ending December 31,
2025	$10,409
2026	10,344
2027	11,379
2028	12,516
2029	13,767
Total undiscounted lease payments	58,415
Less: Imputed interest	(6,021)
Total lease liabilities	$52,394

6. Prepaid expense and other current assets

Prepaid expense and other current assets mainly consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Deposits	$165,495	$206,415
Prepaid expenses	7,330	26,999
Others	4,500	4,544
Total	$177,325	$237,958

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

7. Loan receivable from third parties

	As of December 31, 2024	As of December 31, 2023
Loan receivable from third parties, current	—	75,797
Loan receivable from third parties, non current	443,787	98,560
Total	$443,787	$174,357

The Company entered into the following loan agreements with third parties:

1. On February 10, 2022, the Company entered into a loan agreement with Shenzhen Yifangda Technology Co., Ltd., a company primarily engaged in wholesale trading. The loan carried an annual interest rate of 0%, with a contractual term of 36 months. The contract expired on February 10, 2025. Both parties renewed the loan agreement, and the expiration date was extended to February 10, 2026. The loan is receivable on demand. The Company has no intention of recovering the loan before the contract expires. The proceeds were used primarily for normal operating purposes. As of December 31, 2024, the outstanding loan balance was $95,900 (RMB 700,000). The borrower is neither a related party nor a shareholder of the Company.

2. On April 2, 2022, the Company entered into a loan agreement with Beijing Fengqi Tianxia Network Technology Co., Ltd., a company engaged in internet technology services. The loan carried an annual interest rate of 12%, with a contractual term of 12 months. The proceeds were used primarily for normal operating purposes. As of December 31, 2024, the outstanding loan balance was $73,751(RMB 538,333). The borrower is neither a related party nor a shareholder of the Company. The loan has become past due as the borrower neither repaid the outstanding balance nor renewed the loan agreement upon maturity. Accordingly, the Company has applied for judicial enforcement.

3. On November 30, December 12, and December 25, 2024, the Company entered into three loan agreements with Guixi Yihang Enterprise Services Co., Ltd., a company primarily engaged in commercial services. Each of the loans carried an annual interest rate of 0%, with a contractual term of 24 months. The loan is receivable on demand. The Company has no intention of recovering the loan before the contract expires. The proceeds were used primarily for normal operating purposes. As of December 31, 2024, the total outstanding loan balance was $143,986(RMB 1,051,000). The borrower is neither a related party nor a shareholder of the Company.

4. On December 25, 2024, the Company entered into a loan agreement with Dongguan Tiankuo Labor Dispatch Co., Ltd., a company primarily engaged in labor dispatch services. The loan carried an annual interest rate of 0%, with a contractual term of 24 months. The loan is receivable on demand. The Company has no intention of recovering the loan before the contract expires. As of December 31, 2024, the outstanding loan balance was $130,150 (RMB 950,000). The borrower is neither a related party nor a shareholder of the Company.

8. Accrued Liabilities and Other Payables

Accrued liabilities and other payables mainly consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Deposits	$319,579	$325,628
Accrued expenses	943,319	691,453
Salary payable	661,972	662,799
Others	132,995	286,603
Total	$2,057,865	$1,966,483

As of December 31, 2024, accrued expenses mainly included accrued professional fee of $0.54 million related with the Company’s IPO process, and accrued penalty expense $0.38 million for violation of agreement with China Post Zhongshan branch. The Company outsourced the jobs received from China Post Zhongshan branch to a third-party company, which was prohibited by the contract term and 20% of the service fee will be assessed to the Company for the violation. The Company entered into three outsourcing service agreements with China Post Zhongshan branch. Pursuant to the contractual provisions, a penalty was accrued in an amount equal to 20% of the actual service fees received in 2024. All three agreements expired and were terminated as of February 28, 2025.

As of December 31, 2023, accrued expenses mainly included accrued professional fee of $0.5 million related with the Company’s IPO process, and accrued penalty expense $0.3 million for violation of agreement with China Post Zhongshan branch. The Company outsourced the jobs received from China Post Zhongshan branch to a third-party company, which was prohibited by the contract term and 20% of the service fee will be assessed to the Company for the violation.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

9. Loan payable to third parties

	As of December 31, 2024	As of December 31, 2023
Loan payable to third parties, current	164,399	140,800
Loan payable to third parties, non-current	—	28,160
Total	$164,399	$168,960

The Company entered into loan agreements with third-party lenders (Liangming Wang and Dongguan Fuyuan Labor Dispatch Co., Ltd. ) on January 14, 2023 and May 25, 2023, with principal amounts of $28,160 (RMB 200,000) and $178,099(RMB 1,300,000), respectively. In 2023, the Company repaid $37,299 (RMB 300,000) of the loan to Dongguan Fuyuan Labor Dispatch Co., Ltd. As of December 31, 2023, the Company still owed Dongguan Fuyuan Labor Dispatch Co., Ltd. $140,800 (RMB 1,000,000). The original maturity dates of the loans were January 14, 2025 and May 30, 2024, and no interest rates were specified in the loan agreements. On January 14, 2025 and May 30, 2024, the Company renewed the respective agreements with the lenders, extending the loan terms to January 14, 2027 and May 30, 2026 and due on demand. As of December 31, 2024, the outstanding loan balances due to third parties were $27,400 (RMB 200,000) and $136,999 (RMB 1,000,000), respectively.

10. Related Party Transactions and Balances

Related party affiliations were attributed to transactions conducted between the Company and the shareholders, or those business entities partially or wholly owned by Company’s officers or shareholders. The related party balance as of December 31, 2024 and 2023 and the transactions for the years ended December 31, 2024, 2023 and 2022 are identified as follows:

Related Party Balances:

a)   Due from related parties

The Company periodically loan funds to its related parties for general business purposes. The balance due from related parties is typically interest-free and due upon demand. As of December 31, 2024 and 2023, we had the total amounts due from related parties of $40,549 and $2,811,786, respectively, which were mainly due from the shareholder of the Company and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”) who is the sister of Mr. Xia, and their affiliated entities. As of December 31, 2024 and 2023, the amount due from Mr. Xia and his affiliated companies were $33,973 and $1,775,005, respectively. As of December 31, 2024 and 2023, the amount due from Ms. Xia and her affiliated companies were $nil and $926,450, respectively.

As of November 21, 2024, the total loan amount from Gongwuyuan Network and its subsidiaries to the related parties is $2,338,686 (RMB 17,070,773). After friendly negotiations between Gongwuyuan Network, its subsidiaries, and the related parties, it has been agreed that the related parties will use their debt of $ 1,812,949 (RMB 13,233,259) to settle an equivalent amount of debt, which will result in the full settlement of these obligations. The remaining debt of $ 525,737 (RMB 3,837,514) after the settlement will be assumed by Ms. Xia Guoping. Following this settlement, Gongwu Yuan Network will have a receivable from the related party, Ms. Xia Guoping, in the amount of $ 525,737 (RMB 3,837,514), and all other related party debts will be cleared.

b)   Due to related parties

The amount due to related parties represents the funds provided by companies controlled by Mr. Zhang, Mr. Xia, and Mr. Xiaojun Wang, a director of VIE’s subsidiary, for the Company’s working capital needs and the payable balances for expenses and reimbursement in normal business courses. As of December 31, 2024 and 2023, the Company had the total amounts due to related parties of $170,855 and $1,040,009, respectively. As of the date of this report, none of the balances as of December 31, 2024 has been repaid.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

10. Related Party Transactions and Balances (cont.)

Related Party Transactions:

During the years ended December 31, 2024, 2023 and 2022, the Company provided entrust recruitment services to a related party company that is controlled by Mr. Xia and generated service revenue of $0 and $181,408 and $135,029, respectively.

During the years ended December 31, 2024,2023 and 2022, the Company entered several operating lease agreements with companies controlled by Mr. Xia, pursuant to which the rental expenses were $0 and $143,832 and $158,063, respectively.

As the lease agreement for the Company’s principal office premises expired and was not renewed, the Company is currently utilizing office space provided by a related party company. The office premises are located at 3rd Floor, Building A, Golden Life Science Park, No. 33 Gongye Avenue, Dongguan, Guangdong Province, China. On July 1, 2024, the related party, Dongguan Massachusetts Industrial Park Investment Co., Ltd., provided the Company with the rent-free use of Rooms 301 and 302, located on the 3rd floor of Building A, No. 33 Pingshan Industrial Avenue, Tangxia Town, Dongguan City. The usage period is from July 1, 2024 to December 31, 2025. The ultimate controlling party of Dongguan Massachusetts Industrial Park Investment Co., Ltd. is Guoping Xia (“Ms. Xia”).

On November 21, 2024, the Company entered into a debt settlement agreement with its related parties, pursuant to which the related parties agreed to settle a total amount of $1,812,949(RMB 13,233,259) of outstanding payables by offsetting an equivalent amount of receivables. Following the settlement, the remaining payable balance of $525,737(RMB 3,837,515) was assumed by Ms. Guoping Xia (“Ms. Xia”).

Related parties have provided guarantees for the Company’s borrowings from banks. Details are disclosed in Note 11.

11. Bank loan payables

Bank loan payables represented amount due to various banks and trust company maturing within one or over one year. The principal of the borrowing is due at maturity. Bank loan payables consisted of the following:

	As of December 31, 2024	As of December 31, 2023
WeBank Co., Ltd. (“WeBank”)	$39,547	$193,818
Xinwang Bank	32,006	—
Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”)	—	12,069
Guangdong Nanyue Bank Co., Ltd. (“Nanyue Bank”)	17,981	111,173
China Minsheng Bank Corp., Ltd. (“Minsheng Bank”)	27,811	96,096
Bank of Communications Co., Ltd.(“Bank of Communications”)	—	73,075
China Construction Bank Corporation (“China Construction Bank”)	—	225,354
Total bank loan payables (current and non-current)	$117,345	$711,585

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

11. Bank loan payables (cont.)

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Maturity Date	Guaranteed by	Balance at December 31, 2024	Balance at December 31, 2023
WeBank	2022-04-20	42,240	7.20%	2024-02-24	*Xingbo Wang, the legal representative of Gongwuyuan	$—	$8,046
	2022-02-23	140,800	7.20%	2024-02-22	Xingbo Wang, the legal representative of Gongwuyuan	—	13,410
	2023-03-03	98,560	14.26%	2025-02-24	*Peng Yao, the legal representative of Yifang	9,133	65,707
	2023-03-16	21,120	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	2,569	13,200
	2023-03-16	33,792	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	5,137	26,400
	2023-03-20	42,240	8.82%	2025-03-24	Peng Yao, the legal representative of Yifang	4,110	21,120
	2023-08-24	24,077	11.16%	2025-08-24	Peng Yao, the legal representative of Yifang	7,809	20,064
	2023-09-25	29,568	12.78%	2025-09-22	Xingbo Wang, the legal representative of Gongwuyuan	10,789	25,872
NanYue Bank	2023-03-16	98,560	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	11,987	61,600
	2023-03-16	49,280	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	5,994	30,800
	2022-04-22	98,560	7.20%	2024-04-22	Xingbo Wang, the legal representative of Gongwuyuan	—	18,773
China Minsheng Bank	2023-03-20	78,848	8.82%	2025-03-24	Peng Yao, the legal representative of Yifang	9,590	49,280
	2023-08-24	56,179	11.16%	2025-08-24	Peng Yao, the legal representative of Yifang	18,221	46,816
Xinwang Bank	2024-01-17	56,163	18.00%	2026-01-17	NA	32,006	—
Bank of Communications	2023-03-30	73,075	4.95%	2024-03-29	Xingbo Wang, the legal representative of Gongwuyuan	—	73,075
China Construction Bank	2023-04-21	225,353	3.80%	2024-04-21	Xingbo Wang, the legal representative of Gongwuyuan	—	225,533
Huaneng Guicheng Trust Co., Ltd	2022-02-22	126,720	7.20%	2024-02-22	Xingbo Wang, the legal representative of Gongwuyuan	—	12,069
Total bank loan payables						$117,345	$711,585
Current portion of bank loan payables						$117,345	$623,878
Non-current portion of bank loan payables						$—	$87,707

*	Xingbo Wang, a related party of the Company, serves as the legal representative of Gongwuyuan. Peng Yao, a related party of the Company, serves as the legal representative of Yifang.

For the year ended December 31, 2024, the weighted average annual interest rate for the bank loans was approximately 8.19%. Interest expense for the above-mentioned loans amounted to $36,724 and $62,368 during the year ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the future minimum bank loan payments to be paid by year are as follows:

Year Ending	Amount
December 31, 2025	$123,186
Less: Imputed interest	(5,841)
Total Bank loan payable	$117,345

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

12. Income Tax and Taxes Payable

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current and applicable laws of BVI, Ruifeng BVI is not subject to tax on income or capital gains.

Hong Kong

Juxing HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

Juxing HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Juxing HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2019 to December 31, 2020, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed will be 25% of annual taxable income, and the tax rate was 20%; small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed was 50% of annual taxable income, and the corporate income tax is paid at the rate of 20%. From January 1, 2021 to December 31, 2021, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed was further lowered to 12.5% of annual taxable income, and the tax rate will be 20%; From January 1, 2022 to December 31, 2024, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.A company recognized as a High-Tech Enterprise is eligible for a preferential enterprise income tax rate of 15%, reduced from the statutory rate of 25%, for a total of three years, including the year in which the High-Tech Enterprise Certificate is issued and the following two consecutive years, thereby benefiting from a 10% reduction in the applicable income tax rate.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

12. Income Tax and Taxes Payable (cont.)

The provision for income tax consisted of the following:

	For the Years ended December 31,
	2024	2023	2022
Current income tax expense	$28,530	$26,421	$26,719
Deferred income tax expense (benefit)	—	5,818	(3,298)
Total income tax expense	$28,530	$32,239	$23,421

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years ended December 31,
	2024	2023	2022
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of preferential tax rate(a)	(17.0)%	(3.2)%	(1.2)%
Change in tax rate	1520.5%	7.7%	15.0%
Research and development credits	(81.9)%	6.5%	5.0%
Other non-deductible expenses	10.7%	(1.6)%	—
Change in valuation allowance	(1,376.3)%	(37.5)%	(45.6)%
Effective tax rate	81.0%	(3.1)%	(1.8)%

(a)	VIE and certain VIE’s subsidiaries are subject to different favorable tax rates for the years ended December 31, 2024, 2023 and 2022. For the years ended December 31, 2024, 2023 and 2022, the tax saving as the result of the favorable tax rate amounted to $29,255, $53,622 and $77,444, respectively, and per share effect of the favorable tax rate were $0.01, $0.01 and $0.01 (after share reorganization), respectively.

The components of deferred tax assets (liabilities) are as follows:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Allowance for credit losses	$48,801	$142,550	$129,529
Net operating loss carrying forwards	560,764	973,586	658,052
Operating lease liabilities, net of right of use assets	152	1,667	(28,458)
Advertising expense	—	—	—
Total deferred tax assets, net	609,717	1,117,803	759,123
Less: valuation allowance	(609,717)	(1,117,803)	(753,149)
Total deferred tax assets, net	—	—	5,974

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. As of December 31, 2024, the Company’s PRC operating entities had $4,526,577 net operating loss that can be carried forward to offset future taxable income for five years from the year the loss is incurred. As of December 31, 2024 and 2023, due to uncertainties surrounding future utilization on PRC subsidiary, the VIE and VIE’s subsidiaries accrued valuation allowance of $609,717 and $1,117,803, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

12. Income Tax and Taxes Payable (cont.)

As of December 31, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense if any; however, there were no such interest and penalties as of December 31, 2024 and 2023.

Taxes payable mainly consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Income tax payable	$249,190	$231,756
Value added tax	(103,479)	31,601
Other taxes payable	528	1,314
Total	$146,239	$264,671

13. Shareholders’ Equity

Ordinary and Preferred Shares

The Company was incorporated under the laws of the Cayman Islands on October 18, 2021. The authorized number of ordinary shares is 500,000,000 shares with a par value of $0.0001 per share, and 10,000,000 ordinary shares were issued on October 18, 2021.

On December 14, 2022, all the shareholders and directors of the Company approved to amend the Company’s authorized share capital by creating two classes of shares in the authorized share capital, (i) 400,000,000 ordinary shares of $0.0001 par value each and (ii) 100,000,000 preferred shares of $0.0001 par value each. The issued share capital remains unchanged, being 100,000 ordinary shares of par value of $0.0001 each on December 14, 2022.

On December 15, 2022, all the directors of the Company approved to issue additional 9,900,000 ordinary shares at par value of $0.0001 per shares to all existing shareholders on a pro rata basis, subject to the Company receiving the subscription prices of $990 in cleared funds. The Company recorded a $990 subscription receivable from the existing shareholders for the issuance of 9,900,000 ordinary shares, which was subsequently received in 2023. The Company considered this stock issuance was part of the Company’s reorganization to result in 10,000,000 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split.

The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 100,000,000 authorized preferred shares, par value of $0.0001, nil shares were issued and outstanding as of December 31, 2024 and December 31, 2023. The Company had 400,000,000 authorized ordinary shares, par value of $0.0001, of which, 10,000,000 shares were issued and outstanding as of December 31, 2024 and 2023.

Statutory Reserve

In accordance with the PRC Company Laws, the Company’s PRC operating entities are required to provide statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of December 31, 2024, 2023 and 2022, the statutory reserves of the Company’s PRC operating entities have not reached 50% of their respective registered capital. As of December 31, 2024, 2023 and 2022, the Company’s PRC operating entities collectively attributed $380,901 and $325,223 and $290,860 of retained earnings for their statutory reserves, respectively.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

13. Shareholders’ Equity (cont.)

Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s operating entities. Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries and PRC operating entities from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiary as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024 and 2023, the Company had $2,198,086 and $2,118,290 restricted net assets, respectively.

14. Commitment

On September 27, 2023, the First People’s Court of Dongguan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 750,000 owed by Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 27, 2023 and the remaining RMB 700,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 700,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 400,000 and the remaining payment of RMB 409,451 was performed by execution by the First People’s Court of Dongguan City on November 6, 2024. Therefore, there is no outstanding debt obligation for this proceeding.

On September 28, 2023, the Second People’s Court of Zhongshan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 350,000 owed by Zhongshan Jushangyue to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 28, 2023 and the remaining RMB 300,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Zhongshan Jushangyue that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 300,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 252,187 and the remaining payment is currently in the execution stage.

15. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements were available to be issued, and determined that the Company had the following subsequent events:

As of December 31, 2024, the outstanding loan balance provided by the Company to Guixi Yihang Enterprise Services Co., Ltd. was $143,986(RMB 1,051,000).The borrower is neither a related party nor a shareholder of the Company. Each of the loans carried an annual interest rate of 0%, with a contractual term of 24 months.From January 1, 2025 to March 31, 2025, an additional $574,028(RMB 4,190,000) was advanced, and repayments totaling $176,729(RMB1,290,000) were received.

On March 21, 2025, the Company completed its initial public offering of an aggregate of 2,500,000 ordinary shares, par value $0.0001 per share, at an offering price of $4.00 per share. The gross proceeds from the offering amounted to $10,000,000, before deducting underwriting discounts and offering-related expenses. The Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the ticker symbol “BIYA” on March 21, 2025. The completion of the offering was announced by the Company on March 24, 2025. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 375,000 ordinary shares at the offering price of $4.00 per share. If the overallotment option is fully exercised, the Company may raise additional gross proceeds of approximately $1,500,000, for a total of approximately $11,500,000 in gross proceeds. As of May 9, 2025, the underwriters had not exercised the overallotment option. The 45-day exercise window has lapsed without execution, and the option is no longer exercisable under the terms of the offering.