Form 20-F
period 2025-12-31
Baiya International Group Inc.
filed 2026-04-30
CIK 1944712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 COMPENSATION

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

D501-12, Building D, Guanghong Meiju

No. 5 Golf Avenue, Hehua Community

Pinghu Street, Longhua District

Shenzhen, China

(Address of principal executive offices)

Siyu Yang, Chief Executive Officer
Room 18022, Floor 18

112 W. 34th Street

New York, NY 10120

Tel: +1 828-900-8888

Email: siyuyang@biyainc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.0025 par value per share	BIYA	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 1,185,835  Class A Ordinary Shares were issued and outstanding.

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

We are headquartered in Shenzhen, China, and currently our business focuses on three primary services: (i) job matching services; (ii) entrusted recruitment services; (iii) project outsourcing services in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region. We previously provided labor dispatching services; however, this service was discontinued in 2023 due to regulatory reforms issued by the Chinese Ministry of Human Resources and Social Security, as well as its negative profit margins.”

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

As we chose such VIE structure, we are subject to certain unique risks and uncertainties that may not otherwise exist if we had direct equity ownership in the PRC operating entities. Because we do not directly hold equity interests in the VIE and its subsidiaries, our Contractual Arrangements may not be effective in providing control over Gongwuyuan. Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership and regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the Contractual Arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and/or cause the value of our Class A Ordinary Shares to decrease significantly or become worthless. As of the date of this annul report, the agreements under the Contractual Arrangements have not been tested in any court of law.

We are subject to certain legal and operational risks associated with the VIE operations in China through the Contractual Arrangements. Additionally, PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of the PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of the PRC operating entities and/or the value of our Class A Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent Regulatory Developments in China

Cyber Security Review and Data Privacy Regulations

The PRC regulatory authorities have promulgated, among others, the Personal Information Protection Law of the PRC(the “PIPL”), the Data Security Law of the PRC and the Amendment to Cybersecurity Law of the PRC to ensure cybersecurity, data and personal information protection. These new laws, as well as other proposed regulations, demonstrate that relevant laws and regulations governing these areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. The State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among other things, that certain competent authorities identify and protect critical information infrastructures. The CAC and a number of other departments under the State Council promulgated the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Security Assessment Measures, which became effective on September 1, 2022 and require a data processor to apply to the CAC for a data export security assessment under certain circumstances. On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which requires a data processor to enter into standard contracts under certain circumstances. On March 22, 2024, the CAC issued the Cross-Border Data Flows Provisions, which further regulates that the responsibility to apply for data export security assessments, submit standard contract, or obtain compliance certifications can be exempted under certain circumstances. See “—Permits and Permission Required from the PRC Authorities for Our Operations” above in this annual report for more information.

On September 1, 2021, the Data Security Law of the PRC became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the NPC promulgated the Personal Information Protection Law of the PRC on August 20, 2021, and this law took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border provision of personal information. On September 24, 2024, the State Council formally issued the Cyber Data Security Regulations, which became effective on January 1, 2025, stipulating that where network data handlers carry out network data processing activities that affect or may affect national security, they should undergo a national security review in accordance with relevant national regulations. The Cyber Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data. Further, the Cyber Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities. On October 28, 2025, the Standing Committee of the NPC adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. The revisions align the legal liability for personal information processing with the PIPL and other applicable laws, ensuring that breaches of personal data are subject to a cohesive legal framework. Furthermore, the amendments introduce a tiered penalty system: for violations with particularly serious consequences, companies may face fines of up to RMB10 million, and responsible individuals may face fines of up to RMB1 million. The amendments also expand the extraterritorial application of the Cybersecurity Law to cover overseas activities that endanger China’s cybersecurity. These developments indicate a continued regulatory focus on data protection and could impact our compliance costs and operational procedures, particularly concerning customer data handling and the potential designation of core business systems as critical information infrastructure. On September 11, 2025, the Cyberspace Administration of China promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which took effect on November 1, 2025. These measures require that network operators engaged in network construction, operation, or network-based service provision within the territory of the People’s Republic of China shall report cybersecurity incidents in accordance with the provisions thereof once such incidents occur. In particular, for cybersecurity incidents at or above the “relatively significant level”, network operators shall promptly report to the local provincial-level cyberspace administration department, and in any event, such reporting shall not be delayed for more than four hours.

There are uncertainties as to the interpretation and application of these cybersecurity and data privacy laws, regulations and standards, and they may be interpreted and applied in a manner that is inconsistent with our current policies and practices or require changes to the features of our data systems. If the CAC or other regulatory agencies later deem us to be a CIIO and require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our business operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainties from actions taken by the PRC regulatory authorities affecting our business. As of the date of this annual report, we have not received inquiry, notice, warning, sanctions or regulatory objection from the CSRC or the CAC; we continue to monitor evolving PIPL/Data Security Law enforcement.

Potential CSRC Filings on Overseas Listing

On February 17, 2023, the CSRC promulgated the Trial Measures and relevant notes and Supporting Guidelines, which came into effect on March 31, 2023. The Trial Measures seek to regulate all types of overseas offerings and listings by PRC based companies, including: (a) direct overseas listings, i.e. overseas listings by joint-stock companies which are established in PRC (such as H shares, N shares, GDRs); and (b) indirect overseas listings, i.e. overseas listings by PRC based companies in the names of an overseas entity (such as red-chip listings), if such issuers meets both of the following conditions: (i) more than 50% of its audited financial indicators (either operating revenue, profits, total assets or net assets) for the most recent accounting year is accounted for by its PRC-based companies, and (ii) major business activities or operations are conducted within the territory of PRC; main places of business are located within the territory of the PRC; or the majority of senior management staff domicile in the PRC or are Chinese citizens.

The Trial Measures does not only govern initial public offerings (the “IPOs”), but also governs spin-off listings, single or multiple acquisitions of domestic assets, share swaps or transfer of shares, reverse takeovers, SPAC listings, subsequent issuances of securities, secondary listings or dual listing, etc. In addition to offering and listing of shares, offering and listing of depository receipts, corporate bonds convertible to shares, and other equity securities by PRC-based companies shall also be subject to the filing requirements under the Trial Measures.

The Trial Measures and Supporting Guidelines require PRC-based companies that seek overseas offerings and listings to fulfill the filing procedures with and report relevant information to the CSRC, specifically: (a) for an IPO, the filing with CSRC shall be conducted within three (3) working days following the submission of the application; (b) for a subsequent issuance of securities, the filing shall be conducted within three (3) working days following the completion of the offering; (c) for the listings in other stock markets (e.g. secondary listings or dual listings), the same filing timeline applied to an IPO shall apply; (d) for the listing of assets via multiple acquisitions, share swaps, transfers of shares (e.g. reverse takeover), the same filing timeline applied to an IPO shall apply; (e) for the unlisted shares of PRC Companies applying for conversion to listed shares trading on overseas market, the filings shall be conducted pursuant to the other regulations.

Furthermore, an overseas offering and listing would be prohibited under the following circumstances: (a) it is explicitly prohibited under applicable laws and administrative regulations; (b) there exists national security concerns as reviewed and determined by competent authorities under the State Council; (c) a crime has been committed by the issuer’s PRC-based company, its controlling shareholder(s) or actual shareholder(s) in the last three (3) years (e.g. corruption, bribery, embezzlement, misappropriation of property or undermining the market economy orders); (d) the issuer’s PRC-based company is under investigations for criminal acts or major violations of applicable laws and regulations, and no conclusion of the investigation has yet been made; and (e) there exists material ownership disputes over equity interests held by controlling shareholders (or by shareholders who are controlled by the controlling shareholder or actual controllers). If there exists any of the aforementioned circumstances, the overseas offerings and listings shall be postponed or even terminated.

Specifically, if an issuer adopts a VIE structure for the purpose of overseas offering and listing, it shall disclose relevant contractual arrangements to the CSRC through fillings. The Supporting Guidance also provides that PRC counsel needs to verify the following issues, including (i) the participation of foreign investors in the issuer management operation, for example, the appointment of directors; (ii) whether there exist situations where PRC laws and administrative regulations expressly prohibit the use of contractual arrangements to retain business licenses and qualifications, etc.; (iii) whether there exist situations where the PRC operating entity of the issuer falls under the scope of foreign investment security review, or within the restricted or prohibited sectors of foreign investment.

Our PRC subsidiaries and the VIE are not subject to the immediate filing requirements under the Trial Measures. However, in the events of any re-financing in the future, such as subsequent share issuance, our company will be subject to the relevant filing requirements pursuant to the Trial Measures.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Provisions”), which became effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The Confidentiality and Archives Provisions further require that (a) a domestic enterprise that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic enterprise that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or the CAC.  Because these regulatory actions are relatively new, it is uncertain how soon legislative or regulatory bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other overseas exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC regulators may adopt other rules and restrictions in the future.

Dividends and Other Distributions

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct substantially all of our operations through the PRC operating entities. Under Cayman Islands law, Baiya may pay a dividend on its shares out of either profit or share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will rely on payments made from Gongwuyuan to the Pengze WFOE, pursuant to the Contractual Arrangements, and the dividend payment to Juxing HK from Pengze WFOE, unless we receive proceeds from future offerings. Certain payments from Gongwuyuan to the Pengze WFOE are subject to PRC taxes, including value added tax, or VAT, and enterprise income tax.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive the relevant revenues from our operations through the current Contractual Arrangements, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

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

Financial Information Related to the VIE

The tables below are condensed consolidating schedules summarizing separately the operations, financial position and cash flows of Baiya (“Parent” in the tables below), Ruifeng BVI and Juxing HK (“Subsidiaries” in the tables below that is exclusive of Pengze WFOE), Pengze WFOE (“WFOE” in the tables below), Gongwuyuan and its subsidiaries (“VIE and Subsidiaries” in the table below), as of December 31, 2025, 2024 and 2023.

Condensed Consolidating Schedule of Results of Operations

	For the Year Ended December 31, 2025
	Parent	Subsidiaries	WFOE	VIE and Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues	$—	$55,089		$16,421,952		$16,477,041
Cost of revenues	—	25,385		14,550,820		$14,576,205
Gross profit	—	29,704	—	1,871,132	—	1,900,836
Operating expenses	6,319,750	4,214,164	23,722	919,138		11,476,774
(Loss) profit from operations	(6,319,750)	(4,184,460)	(23,722)	951,994	—	(9,575,938)
(Loss) income from subsidiaries, VIE and VIE’s subsidiaries	(3,212,304)	962,299	985,998	—	1,264,007	—
Other income (expenses), net	135	10,415	23	104,391		114,964
Income (loss) before income tax	(9,531,919)	(3,211,746)	962,299	1,056,385	1,264,007	(9,460,974)
Income tax expense	—	558	—	18,492		19,050
Net (loss) income	(9,531,919)	(3,212,304)	962,299	1,037,893	1,264,007	(9,480,024)
Less: net income attributable to non-controlling interests	—	—	—	51,895		51,895
(loss) income attributable to Baiya International Group Inc.	$(9,531,919)	$(3,212,304)	$962,299	$985,998	$1,264,007	$(9,531,919)

	For the Year Ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues	$—	$—	$—	$12,809,211	$—	$12,809,211
Cost of revenues	—	—	—	11,401,940	—	11,401,940
Gross profit	—	—	—	1,407,271	—	1,407,271
Operating expenses	252,993	11,713	37,382	1,040,823	—	1,342,911
Profit (loss) from operations	(252,993)	(11,713)	(37,382)	366,448	—	64,360
Income (loss) from subsidiaries, VIE and VIE’s subsidiaries	244,243	255,956	293,300	—	(793,499)	—
Other income (loss), net	—	—	38	(29,181)	—	(29,143)
Income (loss) before income tax	(8,750)	244,243	255,956	337,267	(793,499)	35,217
Income tax expense	—	—	—	28,530	—	28,530
Net income (loss)	(8,750)	244,243	255,956	308,737	(793,499)	6,687
Less: net income attributable to non-controlling interests	—	—	—	15,437	—	15,437
Net income (loss) attributable to Baiya International Group Inc.	$(8,750)	$244,243	$255,956	$293,300	$(793,499)	$(8,750)

	For the Year Ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues	$—	$—	$—	$11,574,877	$—	$11,574,877
Cost of revenues	—	—	—	10,772,530	—	10,772,530
Gross profit	—	—	—	802,347	—	802,347
Operating expenses	107,638	4,356	36,024	1,373,418	—	1,521,436
Loss from operations	(107,638)	(4,356)	(36,024)	(571,071)	—	(719,089)
Loss from subsidiaries, VIE and VIE’s subsidiaries	(909,438)	(905,082)	(869,064)	—	2,683,584	—
Other income, net	—	—	5	(311,493)	—	(311,488)
Loss before income tax	(1,017,076)	(909,438)	(905,082)	(882,564)	2,683,584	(1,030,577)
Income tax expense	—	—	—	32,239	—	32,239
Net loss	(1,017,076)	(909,438)	(905,082)	(914,803)	2,683,584	(1,062,816)
Less: net loss attributable to non-controlling interests	—	—	—	(45,739)	—	(45,739)
Net loss attributable to Baiya International Group Inc.	$(1,017,076)	$(909,438)	$(905,082)	$(869,064)	$2,683,584	$(1,017,077)

Condensed Consolidating Schedule of Financial Position

	As of December 31, 2025
	Parent	Subsidiaries	WFOE	VIE and Subsidiaries	Eliminating Adjustments	Consolidated Totals
Cash	$260	$613,461	$1,207	$74,013		$688,941
Accounts receivable, net	—	17,160	—	1,652,351		1,669,511
Due from related parties	—	389,130	—	34,991		424,121
Deferred offering costs	—	—	—	373,921	(373,921)	—
Prepaid expense and other current assets	2,922,354	1,558,458	—	1,434,382		5,915,194
Intercompany due from	6,582,555	—	202,917	630,298	(7,415,770)	—
Investment in subsidiaries and equity in VIE and VIE’s subsidiaries	10	209,667	—	—	(209,677)	—
Others	16,996,022	5,117	—	2,132,642		19,133,781
Total assets	$26,501,201	$2,792,993	$204,124	$6,332,598	$(7,999,368)	27,831,548
Accounts payable	$500	$—	$—	$2,001,641		2,002,141
Advance from customers	—	—	—	30,975		30,975
Accrued liabilities and other payables	—	371,652	—	1,036,671	853,448	2,261,771
Taxes payable	—	4,592	—	101,431		106,023
Due to related parties	3,510	(1,421,591)	115,515	95,785	1,418,881	212,100
Intercompany due to	882,830	6,382,555	204,392	803,533	(8,273,310)	—
Others	—	—	—	149,995		149,995
Total liabilities	886,840	5,337,208	319,907	4,220,031	(6,000,981)	4,763,005
Total Company shareholders’ equity	25,614,361	(2,544,215)	(115,783)	2,000,256	(1,999,458)	22,955,161
Non-controlling interests	—			112,311	1,071	113,382
Total equity	$25,614,361	$(2,544,215)	$(115,783)	$2,112,567	$(1,998,387)	$23,068,543

	As of December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Cash	$222	$—	$1,656	$1,666,413	$—	$1,668,291
Accounts receivable, net	—	—	—	1,648,073	—	1,648,073
Due from related parties	1,000	—	—	40,549	(1,000)	40,549
Deferred offering costs	530,929	—	—	358,231	—	889,160
Prepaid expense and other current assets	—	—	318	967,148	(790,141)	177,325
Intercompany due from	—	—	—	—	—	—
Investment in subsidiaries and equity in VIE and VIE’s subsidiaries	1,071,178	1,075,529	1,163,112	—	(3,309,819)	—
Others	—	—	—	528,032	—	528,032
Total assets	$1,603,329	$1,075,529	$1,165,086	$5,208,446	$(4,100,960)	$4,951,430
Accounts payable	$500	$300	$—	$1,661,794	$—	$1,662,594
Advance from customers	—	—	—	29,675	—	29,675
Accrued liabilities and other payables	880,840	1,300	4,872	1,960,994	(790,141)	2,057,865
Taxes payable	—	—	116	146,123	—	146,239
Due to related parties	3,510	2,750	84,569	86,286	(6,260)	170,855
Intercompany due to		—	—	—	—	—
Others	—	—	—	334,138	—	334,138
Total liabilities	884,850	4,350	89,557	4,219,010	(796,401)	4,401,366
Total Company shareholders’ equity	718,479	1,071,179	1,075,529	939,641	(3,304,559)	500,269
Non-controlling interests	—	—	—	49,795	—	49,795
Total equity	$718,479	$1,071,179	$1,075,529	$989,436	$(3,304,559)	$550,064

Condensed Consolidating Schedule of Cash Flows

	For the Year Ended December 31, 2025
	Parent	Subsidiaries	WFOE	VIE and Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net cash (used in) provided by operating activities	$(1,964,342)	$(3,750,607)	$(225,823)	$129,480	$(1,624,119)	$(7,435,411)
Net cash used in investing activities	(16,996,023)	(205,190)	—	(189,408)	199,667	(17,190,954)
Net cash provided by (used in) financing activities	18,960,400	4,569,094	225,316	(169,042)	1,425,304	25,011,072
Effect of exchange rate change on cash	—	165	2,494	66,569	(3,285)	65,943
Net increase (decrease) in cash	35	613,462	1,987	(162,401)	(2,433)	450,650
Cash, beginning of the year	222		1,656	1,666,413	—	1,668,291
Cash, end of the year	$257	$613,462	$3,643	$1,504,012	$(2,433)	$2,118,941

	For the Year Ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net cash provided by (used in) operating activities	$—	$—	$(34,383)	$1,618,140	$—	$1,583,757
Net cash used in investing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	—	34,853	42,135	—	76,988
Effect of exchange rate change on cash	—	—	(40)	(24,387)	—	(24,427)
Net increase (decrease) in cash	—	—	430	1,635,888	—	1,636,318
Cash, beginning of the year	222	—	1,225	30,526	—	31,973
Cash, end of the year	$222	$—	$1,655	$1,666,414	$—	$1,668,291

	For the Year Ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and Its Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net cash provided by (used in) operating activities	$222	$—	$747	$(1,802,082)	$—	$(1,801,113)
Net cash used in investing activities	—	—	—	—	—	—
Net cash used in financing activities	—	—	—	(508,149)	—	(508,149)
Effect of exchange rate change on cash	—	—	(16)	(62,919)	—	(62,935)
Net increase (decrease) in cash	222	—	731	(2,373,150)	—	(2,372,197)
Cash, beginning of the year	—	—	494	2,403,676	—	2,404,170
Cash, end of the year	$222	$—	$1,225	$30,526	$—	$31,973

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

Risks Relating to Our Business and Industry

●	Our PRC operating entities operate in the emerging, dynamic, and competitive flexible employment industry, which makes it difficult for investors to evaluate our PRC operating entities’ future prospects, and we cannot assure you that their current or future strategies will be successfully implemented or will generate sustainable profit.

●	We have a limited operating history and are subject to the risks encountered by development-stage companies. We cannot assure you that the market for our services will develop as we expect or we will be able to maintain the growth rate that they have experienced to date.

●	The proper functioning of our Gongwuyuan platform and its technology infrastructure is essential to our business. Any errors in or disruption to the PRC operating entities’ IT systems and infrastructure and those on which they rely could materially affect their ability to maintain the satisfactory performance of their platform and deliver consistent services to their clients.

●	The PRC operating entities rely on cooperation with third party companies for aspects of their business, which could result in disruption, increased costs, reputation risks and may adversely affect their business and results of operations.

●	Our customers may raise objection to and claim for compensation for the outsourcing arrangement carried out by the PRC operating companies in completing relevant worker recruitment or labor assignments which could have a material adverse effect on our business operation and financial conditions.

●	Due to seasonal variations in demand for blue-collar workers and human resource related services, the PRC operating entities experience material fluctuations in their revenue streams which affect their ability to predict their quarterly results and which may also cause quarterly results to vary from period to period.

●	The PRC operating entities are dependent on their Internet service providers, and the PRC operating entities are vulnerable to failures of the Internet, telecommunications networks in China and the PRC operating entities’ technology platform.

●	Our significant loan receivables, including non-interest-bearing loans to investment holding companies, expose us to credit risk and may adversely affect our liquidity and financial condition if not repaid.

●	If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	We (or a foreign investor) may become at risk of being taxed or imposed a penalty under Announcement 7 and may be required to expend valuable resources to comply with Announcement 7 or to establish that we (or such foreign investor) should not be taxed under Announcement 7, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

Risks Relating to the Variable Interest Entity (VIE) Structure

●	The PRC government may find that the Contractual Arrangements with the VIE and its shareholders to operate our business in China do not comply with applicable PRC Laws, or if these applicable PRC Laws or the interpretation of existing applicable PRC Laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Additionally, such determination by the PRC government and changes or interpretations in PRC Laws, if occurred, may cause significant decline in the value of our shares, or even render our shares worthless.

●	We rely on Contractual Arrangements with the VIE and certain shareholders of the VIE to consolidate financial results of the PRC operating entities.

●	We may lose the ability to use and enjoy assets held by Gongwuyuan that are material to our business operations if Gongwuyuan or one of its subsidiaries declares bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law, and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

Risks Relating to Doing Business in China

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Class A Ordinary Shares, including potentially causing the value of the Class A Ordinary Shares to decline or be worthless.

●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our, and VIE’s business.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in of laws and regulations in China applicable to us could adversely affect us and limit the legal protections available to you and us.

●	The PRC operating entities may be liable for improper collection, use or appropriation of personal information provided by our customers and users.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

●	Failure to obtain or renew relevant requisite licenses, permits, authorization, approvals or certificates from the relevant government authorities related to our business operation could have a material adverse effect on our ability to conduct our business and our financial conditions.

●	It may be difficult to effect service of process upon our directors or officers named in this annual report who reside in mainland China or enforce non-mainland China court judgements against us or them.

Risks Relating to the Class A Ordinary Shares

●	A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on Nasdaq in the future.

●	Our Ordinary Share price may change significantly following our initial public offering regardless of our operating performance, and you may not be able to resell your Class A Ordinary Shares at or above the initial public offering price.

●	You may experience further dilution in the future.

●	We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and you may have different protection of your shareholder rights than you would have under United States law.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.

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

We provide our services in the flexible employment industry through our PRC operating entities. We originally provided job matching services via traditional methods beginning in 2017, and have since launched our online Gongwuyuan Platform and expanded our services to include entrusted recruitment, project outsourcing, labor dispatch (labor dispatching service was discontinued in 2023), and others, and have achieved rapid growth in terms of client base and revenue. However, the PRC operating entities’ limited operating history in the flexible employment industry may not be indicative of their future growth or financial results. There is no assurance that the PRC operating entities will be able to maintain their historical growth rates in future periods. The PRC operating entities’ growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in their industry may encounter, including, among others, risks and uncertainties regarding the PRC operating entities’ ability to:

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

The PRC operating entities are exposed to potential claims associated with the recruitment process, including claims by clients seeking to hold the PRC operating entities liable for failures to properly fulfil contractual obligations to meet their employment and labor needs, claims by either employers and workers seeking damages due to failures of certain features made or to be made available on our Gongwuyuan Platform, or other such proceedings, investigations and claims incidental to the conduct of our crowdsourcing recruitment services. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. The PRC operating entities do not maintain insurance coverage for liabilities arising from claims by employers, employees, candidates or third parties.

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

In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. In December 2012 and July 2013, the Standing Committee of the National People’s Congress and the MIIT issued new laws and regulations to enhance the legal protection of information security and privacy on the Internet, and also require Internet operators to take measures to ensure confidentiality of user information. The PRC Counter-Terrorism Law, which became effective on January 1, 2016 and amended in April 2018, requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. The PRC Cyber Security Law, which became effective on June 1, 2017, requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In May 2020, the PRC Civil Code, which became effective on January 1, 2021, was promulgated and also provides specific provisions regarding the protection of personal information. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated Personal Information Protection Law of the PRC (the “PIPL”), which became effective on November 1, 2021, to regulate activities of processing of personal information and promote a reasonable use of personal information. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Data Security Management Regulations”), which became effective on January 1, 2025. The Data Security Management Regulations clarifies the rules for processing personal information and the specific provisions that must be followed, requiring network data processors to provide convenient methods and channels to support individuals in exercising their rights, and not to set unreasonable conditions that limit individuals’ reasonable requests. At the same time, it specifies the protection obligations for collecting personal information using automated collection techniques, and refines the implementation pathways for personal information transfer requests. However, the interpretation and application of such laws in China are often uncertain and in flux. On October 28, 2025, the Standing Committee of the National People’s Congress adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. The revisions align the legal liability for personal information processing with the PIPL and other applicable laws, ensuring that breaches of personal data are subject to a cohesive legal framework. Furthermore, the amendments introduce a tiered penalty system: for violations with particularly serious consequences, companies may face fines of up to RMB10 million, and responsible individuals may face fines of up to RMB1 million. The amendments also expand the extraterritorial application of the Cybersecurity Law to cover overseas activities that endanger China’s cybersecurity. These developments indicate a continued regulatory focus on data protection and could impact our compliance costs and operational procedures, particularly concerning customer data handling and the potential designation of core business systems as critical information infrastructure. On September 11, 2025, the Cyberspace Administration of China promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which took effect on November 1, 2025. These measures require that network operators engaged in network construction, operation, or network-based service provision within the territory of the People’s Republic of China shall report cybersecurity incidents in accordance with the provisions thereof once such incidents occur. In particular, for cybersecurity incidents at or above the “relatively significant level”, network operators shall promptly report to the local provincial-level cyberspace administration department, and in any event, such reporting shall not be delayed for more than four hours.

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

Our reliance on a limited number of major customers and service providers exposes us to concentration risk, and the loss of, or adverse changes in relationships with, these counterparties could materially and adversely affect our business, results of operations, and cash flows.

Our revenues and payables are concentrated among a limited number of customers and service providers, which increases our exposure to changes in their business conditions, payment practices, pricing decisions, and operational capacity. We consider major customers in each period to be those accounting for more than 10% of our revenue. The PRC operating entities had five major customers, Guangdong Yingwang Industrial Investment Co., Ltd., Nanchang Jiesite Environmental Protection Co., Ltd., China Postal Express & Logistics Co., Ltd — Zhaoqing Branch, China Post Group Co., Ltd — Zhaoqing Branch and Zhaoqing Runzhongyi Logistics Services Co., Ltd., who accounted for approximately $2,904,325, or 18%, $2,377,241, or 14%, $2,187,211, or 13%, $1,871,530, or 11% and $1,780,642, or 11%, respectively, of total revenues for the year ended December 31, 2025. The PRC operating entities had four major customers, China Post Group Co., Ltd — Zhaoqing Branch, Nanchang Jiesite Environmental Protection Co., Ltd., China Post Group Co., Ltd — Zhaoqing Branch, Guangdong Yingwang Industrial Investment Co., Ltd. and China Post Group Co., Ltd — Zhongshan Branch, who accounted for approximately $4,393,353, or 34%, $3,055,082 or 24%, $2,542,167, or 20% and $1,479,155 or 12%, respectively, of total revenues for the year ended December 31, 2024. The PRC operating entities had three major customers, Nanchang Jiesite Environmental Protection Co., Ltd., China Post Group Co., Ltd and Guangdong Yingwang Industrial Investment Co., Ltd., who accounted for approximately $5,070,838, or 44%, $2,006,486 or 17%, and $1,277,408, or 11% of total revenues for the year ended December 31, 2023.

Our purchases of services are also concentrated among a limited number of service providers. During the year ended December 31, 2025, four major service providers accounted for approximately 16%, 15%, 10% and 10% of our total purchase of services, respectively. During the year ended December 31, 2024, three major service providers accounted for approximately 25%, 14% and 13% of our total purchase of services, respectively. During the year ended December 31, 2023, three major service providers accounted for approximately 49%, 25% and 13% of our total purchase of services, respectively.

Although we believe our relationships with major customers are stable, many of these relationships are relatively new and may not be governed by long-term contracts. There can be no assurance that we will be able to maintain or strengthen these relationships or replace major customers with others of equivalent value. If any significant customer reduces demand, delays payment, disputes invoices, or terminates its relationship with us, our revenues, cash flows, and operating results could be materially and adversely affected. Similarly, if any significant service provider increases prices, reduces service quality, experiences operational or financial difficulties, or ceases doing business with us, our costs and ability to deliver services could be adversely impacted. The concentration of accounts payable among a limited number of service providers further heightens our exposure to disruptions in these relationships.

Accordingly, any loss of, or other adverse change in, our relationships with one or more significant customers or service providers could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

Our significant loan receivables, including non-interest-bearing loans to investment holding companies, expose us to credit risk and may adversely affect our liquidity and financial condition if not repaid.

As of December 31, 2025, we had loan receivables of approximately $17.7 million. This amount is primarily attributable to two loan agreements entered into on December 15, 2025 with Xinyi International Group Ltd. (“Xinyi”) and Hesheng International Group Ltd. (“Hesheng”), respectively, each of which is principally engaged in investment holding and equity investment activities. Under these agreements, we provided loans in the principal amounts of $8,496,022 and $8,500,000, respectively. On April 1, 2026, we entered into supplemental agreements to these loan agreements with each of Xinyi and Hesheng pursuant to which, among other things, if Xinyi or Hesheng, as applicable, fail to repay the entire outstanding principal balance due under the loans by July 1, 2026, interest shall accrue on the outstanding principal amount retroactively from January 1, 2026 at an annual interest rate of 3%. On April 20, 2026, we entered into loan repayment plans with each of Xinyi and Hesheng pursuant to which, among other things, each of Xinyi and Hesheng shall commence repayment of their respective loans on July 15, 2026 and shall fully repay their respective loan (together with accrued interest) by December 15, 2026.

These loans are no-interest bearing for the first 6 months of their term, have contractual terms of 12 months and may be prepaid, in whole or in part, at any time without penalty. As of December 31, 2025, the loans remained outstanding and were not yet due.

Because these loans do not bear interest for the first six months of their respective terms, they do generate limited income to offset the risks associated with lending, and therefore represent an opportunity cost and potential inefficiency in our capital allocation. In addition, the borrowers’ businesses are focused on investment holding and equity investments, which may be subject to market volatility and liquidity risks that could impair their ability to repay the loans when due.

Hesheng and Xinyi intend to use the proceeds from the loans to fund refundable project deposits that corporate clients require service providers to provide or guarantee. Typically, such deposits are refundable only upon contract completion. It is possible that these funds will not be refunded to Hesheng and/or Xinyi. If either borrower fails to repay the outstanding amounts in a timely manner, or at all, we may experience delays in cash inflows, incur impairment losses, or be required to pursue legal or other remedies, which may be costly and time-consuming. Any such delay or nonpayment could reduce the funds available for working capital, operations, strategic investments and other corporate purposes, and could force us to seek additional debt, equity financing or shareholder support on terms that may be unfavorable or dilutive to our shareholders. Furthermore, the concentration of a substantial portion of our assets in these loan receivables increases our exposure to the financial condition and creditworthiness of a limited number of counterparties. If we are forced to enter into an insolvent liquidation, any amounts received by Xinyi or Hesheng could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims.

We have previously experienced collection difficulties with third-party loans, including a loan that became past due, required legal enforcement, and was written off after we determined recovery was unlikely, and similar issues could recur with these larger loan balances. If we are unable to recover these amounts in whole or in part, our liquidity, financial condition, results of operations and ability to execute our business strategy could be materially and adversely affected.

Any failure to recover these loan amounts, in whole or in part, or any significant delay in repayment, could materially and adversely affect our liquidity, financial condition, and results of operations.

We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Common Shares may be materially and adversely affected.

During the audit of our financial statements for the year ended December 31, 2025, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting including, (i) insufficient full-time employees with the necessary levels of accounting expertise and knowledge to compile and analyze consolidated financial statements and related disclosures in accordance with U.S. GAAP and handle complicated U.S. GAAP accounting issues, and lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, (ii) the absence of timely related party transaction monitoring and the failure to update a completed related party list in time and failure to keep records of related party transactions on a regular basis; and (iii) insufficient awareness regarding the timely evaluation and recording of contingencies and estimated liabilities in accordance with U.S. GAAP. See “Item 15 – Controls and Procedures” for details on our remediation plans

We have instituted plans to remediate the material weaknesses, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. In addition, we expect to take additional remedial measures, including hiring additional qualified accounting professionals with relevant U.S. GAAP experience and providing recurring training to our finance team; establishing a centralized and routinely updated related party register supported by formal identification and monitoring processes; and implementing structured procedures for the timely assessment and recognition of contingencies and estimated liabilities, including regular coordination with legal counsel and operational departments. However, there can be no assurance that these material weaknesses will be remediated in a timely manner, or at all. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Common Shares.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act but are classified as an accelerated filer, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

On December 27, 2021, the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021) were promulgated. The Negative List (2021) was then abolished by the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), which was promulgated on September 6, 2024 and became effective on November 1, 2024. The Negative List (2024) stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the National Development and Reform Commission (“NDRC”) in relation to the same provisions in the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. However, if relevant governmental authority determines or new future rules provides that we are required to obtain the approval, we would have to apply for such approval. There is no assurance that we will be able to obtain such approval in time or at all. If we fail to obtain the approve as required or in a timely manner, the VIE structure may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Class A Ordinary Shares.

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

Risks Relating to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Class A Ordinary Shares, including potentially causing the value of the Class A Ordinary Shares to decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. To the extent that the cash and assets in our business are in the PRC operating entities, the funds or assets may not be available to fund operations or for other use outside of the PRC due to intervention in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the Chinese government to transfer cash or assets. Any such intervention in or influence on our business operations or action to exert more oversight and control over the cash or assets of our subsidiaries, once taken by the Chinese government, could adversely affect our, and or VIE’s business, financial condition and results of operations and the value of the Class A Ordinary Shares, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of the Class A Ordinary Shares to significantly decline or in extreme cases, become worthless.

The Chinese government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies that could require us to seek other permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares to our investors and could cause the value of the Class A Ordinary Shares to significantly decline or become worthless.

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

If any or all of the foregoing were to occur, this could lead to a material change in the PRC operating entities’ operations and/or the value of the Class A Ordinary Shares and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Pursuant to the New Administrative Rules Regarding Overseas Listings, we filed with the CSRC in accordance with the Trial Administrative Measures with respect to our initial public offering in March 2025. We completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024. As of the date of this annual report, the contractual arrangements have not been tested in court. However, we cannot assure you of whether there will be further regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure on our part to fully comply with further regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

PRC foreign exchange controls and foreign debt rules may restrict our ability to move capital and could materially and adversely affect our liquidity and operations

PRC regulations governing foreign exchange, cross-border capital movements, and foreign debt, including rules administered by SAFE and the PBOC’s macro-prudential framework, may limit our ability to transfer cash between our offshore holding company, our PRC subsidiaries, and the VIE and its subsidiaries. These rules may restrict or delay our ability to make capital contributions or loans to our PRC operations, receive dividends or other distributions from our PRC subsidiaries, settle intercompany balances, or otherwise move funds across borders. If we are unable to obtain required registrations, complete filings, satisfy applicable quotas, or comply with changing regulatory requirements, our ability to upstream cash, finance our operations, fund expansion, or service our obligations could be materially and adversely affected. In addition, any tightening in the interpretation or enforcement of these rules could reduce our financial flexibility, impair our liquidity, and have a material adverse effect on our business, financial condition, and results of operations.

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

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to the PRC operating entities’ systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to their service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm the PRC operating entities’ reputation and business, resulting in significant legal and financial exposure and potential lawsuits and could cause the value of the Class A Ordinary Shares to significantly decline or be worthless. In addition, any violation of the provisions and requirements under relevant laws and regulations with respect to cyber security, data security and personal information protection may subject the PRC operating entities to rectifications, warnings, fines, confiscation of illegal gains, suspension of the related business, revocation of licenses, cancellation of qualifications being entered into the relevant credit record or even criminal liabilities.

In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC published the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020. The Measures for Cybersecurity Review (2021 version) specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by Internet platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Cybersecurity Review Office established by the CAC. Before critical information infrastructure operator purchases internet products and services, it should assess the potential risk of national security that may be caused by the use of such products and services. If such use of products and services may give raise to national security concerns, it should apply for a cybersecurity review by the Cybersecurity Review Office and a report of analysis of the potential effect on national security shall be submitted when the application is made. In addition, Internet platform operators that possess the personal data of over one million users must apply for a review by the Cybersecurity Review Office, if they plan to list their companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security. It may take approximately 70 business days in maximum for the general cybersecurity review upon the delivery of their applications, which may be subject to extensions for a special review. On July 7, 2022, the Measures for the Security Assessment of Outbound Data Transfers, or the Measures was published and became effective on September 1, 2022, which requires security assessment of outbound data transfers in cases, among others, outbound transfer of important data, outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people. For more details about the Measures, please see “Item 4.B. Information on the Company—Business Overview—Regulations— — Regulations Relating to Information Security and Censorship”. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Data Security Management Regulations”), which became effective on January 1, 2025. Pursuant to the Data Security Management Regulations, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. On October 28, 2025, the Standing Committee of the NPC adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. The revisions align the legal liability for personal information processing with the PIPL and other applicable laws, ensuring that breaches of personal data are subject to a cohesive legal framework. Furthermore, the amendments introduce a tiered penalty system: for violations with particularly serious consequences, companies may face fines of up to RMB10 million, and responsible individuals may face fines of up to RMB1 million. The amendments also expand the extraterritorial application of the Cybersecurity Law to cover overseas activities that endanger China’s cybersecurity. These developments indicate a continued regulatory focus on data protection and could impact our compliance costs and operational procedures, particularly concerning customer data handling and the potential designation of core business systems as critical information infrastructure. On September 11, 2025, the Cyberspace Administration of China promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which took effect on November 1, 2025. These measures require that network operators engaged in network construction, operation, or network-based service provision within the territory of the People’s Republic of China shall report cybersecurity incidents in accordance with the provisions thereof once such incidents occur. In particular, for cybersecurity incidents at or above the “relatively significant level”, network operators shall promptly report to the local provincial-level cyberspace administration department, and in any event, such reporting shall not be delayed for more than four hours.

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

However, as there remains uncertainties in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that the PRC regulators will reach the same conclusion as we and our PRC legal counsel. If in the future, the PRC regulators require us or the PRC operating entities to apply for a cybersecurity review, we cannot assure you that we or the PRC operating entities are able to pass such review. In addition, we and the PRC operating entities could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension the PRC operating entities’ business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us and the PRC operating entities, which may have material adverse effect on ours and the PRC operating entities’ business, financial condition or results of operations and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

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

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term labor contracts, part-time employment, probationary periods, consultation with Labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC Labor Jaws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term Labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term Labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a Labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new Labor-related regulations since the effectiveness of the Labor Contract Law.

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

In addition, on February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into force on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings on overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings; (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable); (iii) security assessment opinions issued by related departments (if applicable); (iv) PRC legal opinions issued by domestic law firms (with related undertakings); and (v) prospectus or listing documents. Pursuant to the New Administrative Rules Regarding Overseas Listings, we have filed with the CSRC with respect to our initial public offering in March 2025. We completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024. However, we cannot assure you of whether there will be further regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure on our part to fully comply with further regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares.

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

Risks Relating to the Class A Ordinary Shares

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

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on a U.S. national securities exchange and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Our former auditor, Friedman LLP, was an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., was subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Friedman LLP had been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Friedman LLP was merged with Marcum LLP on September 1, 2022 and filed its application to withdraw the PCAOB registration on December 30, 2022. On February 21, 2023, the Company engaged Kreit & Chiu CPA LLP (“Kreit & Chiu”) as its independent registered public accounting firm for the fiscal year ended December 31, 2022. We dismissed its independent auditor, Kreit & Chiu, which action was approved by Board of Directors on August 1, 2025. On August 1, 2025, we engaged Onestop Assurance PAC (“Onestop”) as our independent auditors for the fiscal year ended December 31, 2025. Our current auditors, Onestop, is located at 180B Bencoolen Street 03-01, The Bencoolen Singapore 189648 , and has been inspected by the PCAOB The Company will not engage any independent public accounting firm headquartered in mainland China or Hong Kong or not subject to the PCAOB’s inspections. However, the above recent developments have added uncertainties to our continued listing on Nasdaq in the future, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner.

As a result of the foregoing legislative and regulatory developments in the United States, and we cannot assure you that we will always be able to maintain the listing of our Class A Ordinary Shares on a national stock exchange in the U.S., such as the Nasdaq Stock Market, or that you will always be allowed to trade our Class A Ordinary Shares.

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

We anticipate that we will use the net proceeds from our offshore offerings for working capital and other corporate purposes and business opportunities that complement or enhance our existing operations. However, our management will have significant discretion as to the use of the net proceeds to us from our offshore offerings and could spend the net proceeds of our offshore offerings for corporate purposes or in ways that do not improve our results of operations or maintain profitability or increase the market price of our Class A Ordinary Shares. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

Our Ordinary Share price may change significantly following our initial public offering regardless of our operating performance, and you may not be able to resell your Class A Ordinary Shares at or above the initial public offering price.

The market price of our Class A Ordinary Shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States;

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from our competitors;

●	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by Gongwuyuan or its competitors;

●	announcements by Gongwuyuan or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	changes in general economic or market conditions or trends in Gongwuyuan’s industry or markets;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Gongwuyuan’s business;

●	additional shares of Baiya securities being sold or issued into the market by Baiya or any of the existing shareholders or the anticipation of such sales, including if existing shareholders sell Class A Ordinary Shares into the market when applicable “lock-up” periods end;

●	investor perceptions of the investment opportunity associated with our Class A Ordinary Shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation involving Baiya, Gongwuyuan’s industry, or both, or investigations by regulators into Gongwuyuan’s operations or those of Gongwuyuan’s competitors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	the development and sustainability of an active trading market for our Class A Ordinary Shares;

●	actions by institutional or activist shareholders;

●	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we decide to follow our home country practice in lieu of the following Nasdaq Listing Rules: (1) Rule 5250(b)(3) which requires disclosure of third-party director and nominee compensation; and (2) Rule 5250(d) which requires the Company to distribute annual and interim reports. Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

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

If we do not continue to satisfy the Nasdaq continued listing requirements, our Class A Ordinary Shares could be delisted.

The listing of our Class A Ordinary Shares on Nasdaq Capital Market is contingent on our compliance with Nasdaq’s conditions for continued listing. In the future, should we fail to meet Nasdaq’s listing rules, we may be subject to delisting. In the event our Class A Ordinary Shares are no longer listed for trading on Nasdaq, our trading volume and share price may decrease and we may experience difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from Nasdaq could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for us to raise capital and sell securities.

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

If we issue additional Class A Ordinary Shares in the future, purchasers of our Class A Ordinary Shares in the offering may experience further dilution in their shareholding percentage.

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

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A Ordinary Shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including their subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, (taking into account the expected proceeds from this offering) and projections as to the market price of our Class A Ordinary Shares following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10.E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Class A Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our Class A Ordinary Shares. For more information see “Item 10.E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

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

On March 21, 2025, the Company was officially listed on the NASDAQ under the ticker symbol “BIYA.” The Company announced the pricing of its initial public offering (IPO) of 2.5 million Class A Ordinary Shares at a price of $4.00 per share. Following the 1-for-25 reverse split effective December 29, 2025, this equates to 100,000 Class A Ordinary Shares on a post-split basis. All share and per-share amounts in this report have been retroactively adjusted to reflect the reverse split. An aggregate of 51 shares were adjusted to address rounding differences arising from the 1-for-25 reverse split, with no impact on total shareholders’ equity. As a result of the share capital reorganization and reverse share split, the Company had 100,000,000 authorized preferred shares, par value $0.0025 per share, as of December 31, 2025 and 2024.

On September 19, 2025, we entered into a stock purchase agreement with STARFISH TECHNOLOGY-FZE (“Starfish”) and each of the holders of Starfish’s outstanding capital shares, to acquire 100% of the equity interests in Starfish. The purchase price will be paid in the form of 2,320,000 newly-issued Class A ordinary shares of the Company. The transaction has not yet been completed.

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

Developments in Fiscal 2025

2025 Annual General Meeting of Shareholders

On May 30, 2025, we held our Annual General Meeting of Shareholders. At the meeting, our shareholders voted to approve (1) the proposal that, immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 400,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$180,000 divided into 1,700,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each (the “Increase of Authorized Share Capital”), (2) the proposal that subject to approval by the shareholders of the “Increase of Authorized Share Capital” and immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company be amended and reclassified as follows with immediate effect by undertaking the following steps: (a)1,600,000,000 of the authorized ordinary shares of par value US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 1,600,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and (b)100,000,000 authorized but unissued ordinary shares of par value US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), which will be entitled to twenty (20) votes per share, will be created, such that the authorized share capital of the Company shall become US$180,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.0001 each, 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and 100,000,000 preferred Shares of par value US$0.0001 each (the “Share Capital Reorganization”), and (3) the proposal that subject to approval by the shareholders of the Increase of Authorized Share Capital and the Share Capital Reorganization, with effect from the effective date of the Increase of Authorized Share Capital and the Share Capital Reorganization, the fourth amended and restated memorandum and articles of association of the Company in the form as attached to the shareholders meeting notice (the “Amended M&AA”) be approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect.

2025 Extraordinary General Meeting of Shareholders

On November 28, 2025, we held our 2025 Extraordinary General Meeting of Shareholders. At the meeting, the shareholders voted to approve (1) the proposal that with effect upon approval by the NASDAQ Stock Market, (a) all the authorized, issued and unissued Class A Ordinary Shares be consolidated at a 25:1 ratio (the Share Consolidation), such that every twenty-five (25) issued and unissued existing Class A ordinary shares of US$0.0001 par value each be consolidated into one Class A ordinary share of a par value of US$0.0025 each (the Consolidated Class A Ordinary Shares), such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other, so that following the Share Consolidation, the authorized share capital of the Company shall become US$180,000 divided into (i) 64,000,000 Class A Ordinary Shares of par value US$0.0025 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each; and (b) all fractional entitlements to the issued Consolidated Class A Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and (2) the proposal that the Company adopt the fifth amended and restated memorandum and articles of association of the Company in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect, to reflect the revised authorized share capital upon effectiveness of the Share Consolidation.

Reverse Stock Split

On December 23, 2025, we announced our board of directors has approved a reverse stock split (the “Reverse Stock Split”) of our Class A ordinary shares, a par value of US$0.0001 each at a ratio of 1-for-25. Following the Reverse Stock Split, our Class A ordinary shares had a par value of $0.0025 per share.

We undertook the Reverse Stock Split with the objective of meeting the minimum $1.00 per Ordinary Share bid requirement for maintaining the listing of the Class A Ordinary Shares on The Nasdaq Capital Market.

The Reverse Stock Split was effective at 04:01 p.m. (ET) on Monday, December 29, 2025 (the “Record Date”) and the Class A Ordinary Shares began trading on a split-adjusted basis when the Nasdaq Stock Market LLC opens for trading on Tuesday, December 30, 2025. The Class A Ordinary Shares continued to trade on The Nasdaq Capital Market under the trading symbol “BIYA” but trade under the following new CUSIP number: G07064119.

Starfish Acquisition

On July 18, 2025, we announced our entry into a strategic merger framework agreement with Dubai-headquartered technology company STARFISH TECHNOLOGY-FZE (“Starfish”). Under this agreement, we intend to acquire all equity interests and core assets of Starfish, marking a significant shift in our business toward digital assets and financial technology. Target properties will include all intellectual property and operational rights to Starfish’s flagship product, UpTop.Meme (“UpTop”).

 On September 19, 2025, we entered into a stock purchase agreement with Starfish and each of the holders of Starfish’s outstanding capital shares, to acquire 100% of the equity interests in Starfish. The purchase price will be paid in the form of 2,320,000 newly-issued Class A ordinary shares of the Company. The transaction has not yet been completed. Pursuant to this agreement, we will acquire 100% of Starfish and its flagship platform, UpTop.Meme, a decentralized liquidity protocol built on BNB Chain, designed to provide on-chain liquidity services for crypto-native digital assets, tokenized U.S. equities, and digital bonds, with the strategic goal of becoming the world’s leading decentralized liquidity infrastructure. This acquisition is part of our strategy to transition towards Web3 and digital assets. If we consummate digital asset-related acquisitions, we may become subject to evolving U.S. and PRC regulatory regimes governing digital assets, anti-money laundering, and sanctions compliance, which could materially affect operations and capital needs.

Change of Directors

Effective June 25, 2025, Mr. Dian Zhang resigned as the Chief Financial Officer (“CFO”) of the Company. The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective June 25, 2025, Ms. Xiaoyue Zhang resigned as a director of the Board of the Company. The resignation of Ms. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective June 25, 2025, Ms. Dan Bin, was elected as the Chief Financial Officer (CFO) by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang.

Effective June 25, 2025, Ms. Linxi Xie, was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Zhang.

Effective July 11, 2025, Mr. Weilai Zhang resigned as a director and the Chairman of the board of directorsof the Company. The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Effective July 11, 2025, Ms. Siyu Yang (“Ms. Yang”) was elected as the Chairman of the Broad by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang.

Effective July 11, 2025, Ms. Luting Zhang was elected as a new director by the remaining members of the Board.

Effective July 21, 2025, Ms. Zicen Liao resigned as a director and the chair of the the Audit Committee of the Board. The resignation of Ms. Liao was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective July 21, 2025, Ms. Yankun Wang, was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Liao.

Recent Developments

Compliance with Nasdaq Minimum Bid Price Requirement

On January 14, 2026, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that it has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

We had previously announced on August 11, 2025, that we were notified by Nasdaq on August 6, 2025 that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of our ordinary shares had been below $1.00 per share for more than 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until February 2, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. On January 14, 2026, Nasdaq provided confirmation to us that for the last 10 consecutive business days, from December 30, 2025 to January 13, 2026, the closing bid price of our ordinary shares had been $1.00 per share or greater, that we have regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

On January 14, 2026, we also received a letter from Nasdaq, informing us that it has regained compliance with requirement set forth in Rule 5550(b)(1) of the Nasdaq Listing Rules in lieu of Nasdaq Listing Rule 5550(b)(2).

We had previously announced on August 11, 2025, that we were notified by Nasdaq on August 6, 2025 that we were not in compliance with the minimum MVLS requirement set forth in Nasdaq Listing Rule 5550(b)(2), as our MVLS had been below $35 million for more than 30 consecutive business days. The letter also noted that we did not meet (i) the requirement for a minimum of $2.5 million in stockholders’ equity under Listing Rules 5550(b)(1) or (ii) the requirement for a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years under Listing Rule 5550(b)(3). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), we had 180 calendar days, or until February 2, 2026, to regain compliance pursuant to one of the three standards as set forth under Rule 5550(b)(1), Rule 5550(b)(2), or Rule 5550(b)(3). On January 14, 2026, Nasdaq provided confirmation to us that based on the Form 6-K, dated September 30, 2025, evidencing stockholders’ equity of $22,488,566, we have regained compliance with Listing Rule 5550(b)(1) and that the matter is now closed.

2026 Extraordinary General Meeting of Shareholders

On February 9, 2026, we held our 2026 Extraordinary General Meeting of Shareholders. At the meeting, the shareholders voted to approve (1) the proposal that the Company’s authorized share capital be increased from US$180,000 divided into: (i) 64,000,000 Class A Ordinary Shares of par value US$0.0025 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each, to US$12,680,000 divided into (i) 5,064,000,000 Class A Ordinary Shares of US$0.0025 par value each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each with immediate effect (the “Authorized Share Capital Increase”), (2) the proposal that conditional upon (i) the approval of the Authorized Share Capital Increase and (ii) the shareholders holding not less than two-thirds of the issued Class B Ordinary Shares of the Company consenting (the “Class B Shareholder’s Consent”) to the increase of the votes attached to each Class B Ordinary Share from twenty (20) votes per share to sixty (60) votes per share (the “Class B Condition to the Amended M&A”), the proposed Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in the form attached as Annex A to the notice of the Meeting, be adopted by the Company in substitution for, and to the exclusion of, the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company; (3) the proposal that:(a) conditional upon the approval of the board of directors of the Company (the “Board”), (i) all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:5,000; and (ii) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting; and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s), (4) the proposal that subject to and immediately following the Share Consolidation(s) being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation(s), (5) the proposal that a general mandate be granted to the Board to exercise absolute discretion, for a period of twenty-four (24) months from the date of the Meeting, in deciding on the disposal of any assets of the Company, whether by sale, transfer, or any other method of disposition, and to determine and finalize all specific terms, conditions, pricing, and arrangements related to any such asset disposal as the Board deems fit and (6) the proposal that the Board be authorized and empowered, in its absolute discretion, to arrange and secure financing for the purpose of purchasing virtual currencies and/or digital assets through any means it deems suitable, including but not limited to equity financing, debt financing, issuance of convertible securities, or entering into credit facilities (the “Financing”), and to negotiate, determine, agree upon, and execute all terms, conditions, agreements, and definitive documentation related to such Financing and the underlying asset purchases, including matters of size, pricing, security, tenor, and use of proceeds.

The Class B Condition to the Amended M&A was satisfied when the Class B Shareholder’s Consent was delivered to the Company’s registered office address on January 21, 2026 pursuant to and in compliance with the requirements of the Company’s then effective memorandum and articles of association.

Entry into a Securities Purchase Agreement

On April 17, 2026, we entered into a Securities Purchase Agreement with an institutional investor for the purchase of 13,500,000 Class A Ordinary Shares, par value $0.0025 per share of the Company, at the price of $0.312 per share, by the investor. The closing of the transaction is expected to take place in the second quarter of 2026, subject to the satisfaction of the customary closing conditions, including necessary regulatory approvals, if applicable. This agreement is filed as Exhibit 4.26 hereto and is incorporated herein by reference.

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

Through Gongwuyuan, the VIE, we are building a human resource (“HR”) technology company utilizing our cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions in the flexible employment marketplace (the “Gongwuyuan Platform”). Our business currently focuses on three primary services: (i) job matching services; (ii) entrusted recruitment services; and (iii) project outsourcing services in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region.

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

Market Opportunity and Growth Strategy

Gongwuyuan’s long-term objective is to expand its business coverage to include information technology services, online platforms to link schools and enterprises, and online training programs for workers. Gongwuyuan has begun to accumulate strategic resources and conduct market research in order to enhance its strategic position and future development in the field of blue-collar employments in the following areas:

●	Information technology services: Gongwuyuan intends to expand its products and services to provide and support information technology services to enhance the user experiences for personnel management systems and other HR SaaS services.

●	Serving new participants such as schools and enterprises through online platforms: Gongwuyuan believes that absorbing new participants for its online platforms would be an important driving force for its business expansion and increase. Gongwuyuan has engaged in discussions with vocational colleges for potential strategic cooperation opportunities. As of April 1, 2026, Gongwuyuan has expanded cooperation plans to more than 230 vocational and technical colleges, primarily in the Sichuan, Guizhou, Yunnan, Shaanxi, and Jiangxi provinces. Gongwuyuan believes that its continued cooperative developments with these vocational and technical colleges are strong opportunities for its business growth, and would enable Gongwuyuan to enhance its strategic position in the field of blue-collar employment and within the flexible employment market. Gongwuyuan plans to attract more new participants for its online platforms in the future, and diversity the services provided for the platform participants.

●	Provide online training programs for workers: Gongwuyuan has identified online training for blue-collar workers as a new service opportunity within the flexible employment industry, especially in online training for vocational skills. Gongwuyuan is currently conducting pilot programs for online vocational skills training on the Gongwuyuan Platform and is looking into cooperation opportunities with vocational and technical schools. Gongwuyuan’s initial market research suggests that there are substantial demand and opportunities for improving vocational skills, largely in part due to the national education reform and favorable policies for vocational education. We anticipate that Gongwuyuan’s strategic cooperation with vocational colleges to provide targeted vocational skills to facilitate job matching between blue-collar workers and Customers/Employing Companies, combined with the continued demand for vocational education will become a new growth point for its business in the future.

Strategic Advantages

Gongwuyuan believes that it has the following strengths, which provide it with a competitive advantage and opportunity over its competitors:

●	Resources. Gongwuyuan currently has 8,263 company clients registered on the Gongwuyuan Platform and has established cooperation plans with more than 230 vocational and technical colleges. We have established over 20 subsidiaries/branches throughout China, and have operations over ten thousand HR online communities. We believe that we currently have the capacity to dispatch sufficient labor workers through HR services companies to meet the evolving market demand for blue-collar workers. We believe our resources will allow us to achieve our service standard guarantee “3-7-15” through our platform, which assures Customers and Employing Companies that we are able to fulfill their employment needs within 3 days if the selected workers are in the same city as the Customer and Employing Company, 7 days if within the same province, and 15 days if across provinces. This service standard allows us to remain competitive in fulfilling enterprises’ needs in an efficient and cost-effective manner.

●	Commitment to Brand. Gongwuyuan is committed in building its brand, and we believe that we have the opportunity to continue to grow awareness of our brand through word of mouth, brand marketing and strategic partnerships. We focus on enhancing our technology infrastructure of the platform to build the “Gongwuyuan” brand. Gongwuyuan is the first recruitment crowdsourcing platform to provide a “payment assurance” feature to Employing Companies and workers. Gongwuyuan has twenty-eight (28) software copyright registrations and seven (7) trademark registrations in the PRC.

●	Innovative Platform. We believe Gongwuyuan’s innovative platform will significantly improve customer experience by increasing efficiency and transparency for job matching in the flexible employment market in different geographic regions. In addition, “Yun Dan Bao” provides an opt-in feature for payment assurance that encourages trust among workers and employers. Further, the platform also utilizes HR SaaS-enabled tools to provide human resources management services such as intelligent HR management, electronic contracts, payrolls and salary advances, direct deposits and electronic pay-slips to add business values to our customers.

●	Efficient Performance. We believe that the Gongwuyuan Platform, when fully developed, will significantly improve the efficiency of bulk-recruitment in the flexible employment marketplace, by streamlining the recruitment process among Customers, Employing Companies, HR Service Companies and blue-collar workers in different geographic areas. Further, the platform will provide better employment management solutions to Employment Companies by utilizing HR SaaS-enabled tools on the platform.

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

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress (“NPC”) adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List (2025) to be released or approved by the State Council.

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

The Cybersecurity Review Measures (2021 Version) the Measures were adopted and the Data Security Management Regulations became effective on January 1, 2025, and their implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. If the CAC or other regulatory agencies promulgate new rules or explanations requiring that we obtain their approvals for this report and any subsequent report, we may become subject to enhanced cybersecurity review. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters.

On October 28, 2025, the Standing Committee of the NPC adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. The revisions align the legal liability for personal information processing with the PIPL and other applicable laws, ensuring that breaches of personal data are subject to a cohesive legal framework. Furthermore, the amendments introduce a tiered penalty system: for violations with particularly serious consequences, companies may face fines of up to RMB10 million, and responsible individuals may face fines of up to RMB1 million. The amendments also expand the extraterritorial application of the Cybersecurity Law to cover overseas activities that endanger China’s cybersecurity. These developments indicate a continued regulatory focus on data protection and could impact our compliance costs and operational procedures, particularly concerning customer data handling and the potential designation of core business systems as critical information infrastructure. On September 11, 2025, the Cyberspace Administration of China promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which took effect on November 1, 2025. These measures require that network operators engaged in network construction, operation, or network-based service provision within the territory of the People’s Republic of China shall report cybersecurity incidents in accordance with the provisions thereof once such incidents occur. In particular, for cybersecurity incidents at or above the “relatively significant level”, network operators shall promptly report to the local provincial-level cyberspace administration department, and in any event, such reporting shall not be delayed for more than four hours.

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

Pursuant to the New Administrative Rules Regarding Overseas Listings, we have to file with the CSRC in accordance with the Trial Administrative Measures with respect to our initial public offering. We completed such filing procedures on June 27, 2024, the completion of which was posted on the official website of the CSRC on June 28, 2024. However, we cannot assure you of whether there will be further regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure on our part to fully comply with further regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares.

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

On September 28, 2023, the Second People’s Court of Zhongshan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 350,000 owed by Zhongshan Jushangyue to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 28, 2023 and the remaining RMB 300,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Zhongshan Jushangyue that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 300,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 252,187 and the remaining payment is currently in the execution stage. We accrued a penalty of approximately $401,527 as of December 31, 2025 in connection with a violation of contract terms with China Post Zhongshan branch. All three agreements expired and were terminated as of February 28, 2025. We do not expect further material exposure.

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

We are an offshore holding company incorporated in the Cayman Islands. As a holding company, we do not have any material operations and instead conduct our business activities in China through Contractual Arrangements with the variable interest entity (VIE) and its subsidiaries, collectively referred to as “the PRC operating entities.” Neither we nor our subsidiaries own any shares or equity interests in the PRC operating entities. Our financial results consolidate those of Gongwuyuan, as we are deemed the primary beneficiary through the Contractual Arrangements established between our indirectly wholly foreign-owned subsidiary, Shandong Shenzhen Pengze Future Technology Co., Ltd. (“Pengze WFOE”), and Gongwuyuan.

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

As we chose such VIE structure, we are subject to certain unique risks and uncertainties that may not otherwise exist if we had direct equity ownership in the PRC operating entities. Because we do not directly hold equity interests in the VIE and its subsidiaries, our Contractual Arrangements may not be effective in providing control over Gongwuyuan, the VIE and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and their shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore the Company may incur substantial costs to enforce the terms of the arrangements. Furthermore, if the VIE or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership and regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the Contractual Arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and/or cause the value of our Class A Ordinary Shares to decrease significantly or become worthless. However, as of the date of this report, the agreements under the Contractual Arrangements have not been tested in any courts of law.

See “Item 3.D. Key Information—Risk Factors—Risks relating to the VIE Structure — The PRC government may find that the Contractual Arrangements with the VIE and its shareholders to operate our business in China do not comply with applicable PRC Laws, or if these applicable PRC Laws or the interpretation of existing applicable PRC Laws change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

Under current effective PRC laws and regulations, apart from the filing procedure with the CSRC under the New Administrative Rules Regarding Overseas Listings, we and the PRC operating entities are not required to obtain permission or approval from the PRC authorities including CSRC or CAC to issue the Class A Ordinary Shares to foreign investors, nor have we, or the PRC operating entities, applied for or received any denial for the Registration. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Further, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. We cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. However, (i) if we inadvertently concluded that such permissions or approvals are not required, or (ii) if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to issue the Class A Ordinary Shares to foreign investors, and we are unable to obtain a waiver of such approval requirements. In addition, any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

D. Property, Plants and Equipment

Through Gongwuyuan, our principal executive office is located at Room D501-12, Building D, Guanghong Meiju, No. 163 Pingxin North Road, Hehua Community, Pinghu Subdistrict, Longgang District, Shenzhen, under a 39-month lease agreement with a total rent of RMB66,666.8, of which approximately RMB50,000 remains unpaid as of the date of this report.

In addition, we leased an additional ten (10) properties in China primarily used for office space for our subsidiaries of approximately 920.00 square meters as of December 31, 2025. We also lease office space in New York for our office located at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120. The lease term commenced on August 1, 2025 and expires on July 31, 2026, covering approximately 91 square feet. The monthly rent is $858, with total monthly payments of approximately $928.84 including additional charges. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property or have any land use rights.

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

Through Gongwuyuan, the VIE, we are building a human resource (“HR”) technology company utilizing our cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions in the flexible employment marketplace (the “Gongwuyuan Platform”). Our business currently focuses on two primary services: (i) entrusted recruitment services; and (ii) project outsourcing services in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region. As of this reporting date, our services cover over 5 provinces and 30 cities.

The Gongwuyuan Platform was launched in November 2019 to expand its offline flexible employment matching services. We have been strategically building the Gongwuyuan Platform with innovative product features that work together to provide greater user experience and improve the job referral and HR related services in the flexible employment marketplace.

We contract with domestic labor service companies to access the blue-collar labor to provide recruitment facilitation services to Customers and Employing Companies. The recruitment facilitation provides the customers with a variety of means of human resource solution, which includes direct employment (entrusted recruitment) or outsourcing. In the recruitment facilitation contract, we are contractually obliged to facilitate the human resource recruitment and ensure that blue-collar labor works for the Customers and Employing Companies for a designated period of times. We are also contractually obliged to help recruit additional blue-collar labor if there is a vacancy caused by the resignation of the blue-collar labor that we initially introduced. Under entrusted recruitment, project outsourcing model, if the blue-collar labor has no working experience in the industry of the Customers or Employing Companies, the Company provides short term occupational training to the blue-collar labor prior to their admittance by the Customers or Employing Companies.

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

Once the Overall Work Arrangement is established, we confirm the information regarding employment needs of the Employing Company. Subsequently, we negotiate with the labor service company to organize blue-collar workers. The labor service companies provide information of the workers and registers basic personal information of the workers for us. During the execution of the contract between the Company and the Employing Companies, we regularly communicate with the Employing Company to resolve issues and collect feedback on the performance of the blue-collar workers. We are responsible for briefing the workers for the Employing Companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and provides short term vocation training if needed. We consider that the customers simultaneously receive and consume the benefit in the service period designated by the contract term and we recognize the revenue over time since such blue-collar labor started to work for the Employing Companies. During the years ended December 31, 2025, 2024 and 2023 we had $1.1 million,$42,174 and $1.5 million of revenue from entrusted recruitment service, respectively.

●	Project outsourcing service

Under project outsourcing service model, we provide services to the Customers in order to fulfill their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the particular quantity and quality needs of the Customers.

Once the contract for project outsourcing is finalized, we makes arrangements with the HR Service Companies for the blue-collar workers for the assignments. We assume liabilities, obligations and performance standards of the outsourced assignments, which includes the criteria on quality and quantity set up by the Customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the Customers on a daily basis. We receive the service fee from Customers based on the accumulated assignment accomplished of the month. We consider that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments. During the years ended December 31, 2025, 2024 and 2023, we had $14.0 million, $12.8 million and $10.1 million of revenue from project outsourcing service, respectively.

During the year ended December 31, 2025, Gongwuyuan cooperated and partnered with 31 corporate clients, including 10 agency recruitment clients, 21 outsourcing business clients, in core manufacturing regions such as the Pearl River Delta and Yangtze River Delta regions. During the year ended December 31, 2024, Gongwuyuan cooperated and partnered with 13 corporate clients, including 2 agency recruitment clients, 11 outsourcing business clients, in core manufacturing regions such as the Pearl River Delta and Yangtze River Delta regions. As of December 31, 2025, there are 5,042 labor companies and 3,221 enterprises registered on the Gongwuyuan Platform. Gongwuyuan believes that it will be able to convert 10% of such potential customers in the future, which will increase the number of clients that it cooperates and partners with by over 800.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

●	The proper functioning of our Gongwuyuan Platform and its technology infrastructure is essential to our business. Any errors in or disruption to the PRC operating entities’ IT systems and infrastructure and those on which they rely could materially affect their ability to maintain the satisfactory performance of their platform and deliver consistent services to their clients.

●	The PRC operating entities rely heavily on their information systems, and any failure to properly protect privacy and to maintain and secure the PRC operating entities’ systems could seriously damage the PRC operating entities’ reputation, disrupt the PRC operating entities’ operations and harm their business.

●	The PRC operating entities rely on cooperation with third party companies for aspects of their business, which could result in disruption, increased costs, reputation risks and may adversely affect their business and results of operations.

●	Due to seasonal variations in demand for blue-collar workers and human resource related services, the PRC operating entities experience material fluctuations in their revenue streams which affect their ability to predict their quarterly results, and which may also cause quarterly results to vary from period to period.

●	Our customers may raise objection to and claim for compensation for the outsourcing arrangement carried out the PRC operating companies in completing relevant worker recruitment or labor assignments which could have a material adverse effect on our business operation and financial conditions.

●	Our reliance on a limited number of major customers and service providers exposes us to concentration risk, and the loss of, or adverse changes in relationships with, these counterparties could materially and adversely affect our business, results of operations, and cash flows.

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

The following Tables shows data of declining labor supply since 2015 in China:

Year	The number of the working-age population (aged 16 – 59)	The proportion of the working-age population in total population
2015	91,096,000	66.30%
2016	90,747,000	65.60%
2017	90,199,000	64.90%
2018	89,729,000	64.30%
2019	89,640,000	64.00%
2020	89,436,000	63.35%
2021	88,222,000	62.50%
2022	87,556,000	62.00%
2023	84,681,000	61.30%
2024	85,798,000	60.90%
2025	84,720,000	59.8%

Source: National Bureau of Statistics of China

As a result of these factors, we believe that labor costs in China will steadily increase in 2025 and will very likely continue to increase over the following years. To address labor costs challenges, we plan to take several actions to mitigate these changes, such as: improving employee loyalty to reduce recruiting cost, getting more practical training for our employees to improve productivity, and relocating some of the operational functions to lower cost area.

Results of Operations

The following table summarizes our (including the VIE and the VIE’s subsidiaries) results of operations for the years ended December 31, 2025, 2024, and 2023, respectively:

	For the years ended December 31,
	2025	2024	2023
Net revenues	$16,477,041	$12,809,211	$11,574,877
Cost of revenues	14,576,205	11,401,940	10,772,530
Gross profit	1,900,836	1,407,271	802,347

Operating expenses
Selling expenses	996,439	214,672	127,214
General and administrative expenses	10,253,273	890,089	1,093,703
Research and development expenses	227,062	238,150	300,519
Total operating expenses	11,476,774	1,342,911	1,521,436
(Loss) profit from operations	(9,575,938)	64,360	(719,089)

Other income (expenses)
Interest income (expense), net	3,349	(31,510)	(24,030)
Government subsidy income	—	5,823	33,654
Other income (expenses), net	111,615	(3,456)	(321,112)
Total other income (expenses), net	114,964	(29,143)	(311,488)
(Loss) income before income tax	(9,460,974)	35,217	(1,030,577)
Less: income tax expense	19,050	28,530	32,239
Net (loss) income	(9,480,024)	6,687	(1,062,816)
Less: net income (loss) attributable to non-controlling interests	51,895	15,437	(45,739)
Net loss attributable to common shareholders of Baiya International Group Inc.	$(9,531,919)	$(8,750)	$(1,017,077)

Comparison of the Years ended December 31, 2025 and 2024

The following table summarizes our (including the VIE and the VIE’s subsidiaries) results of operations for the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended December 31,
	2025		2024		Variance
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Net revenues	$16,477,041	100.00%	$12,809,211	100.00%	$3,667,830	28.63%
Cost of revenues	14,576,205	88.46%	11,401,940	89.01%	3,174,265	27.84%
Gross profit	1,900,836	11.54%	1,407,271	10.99%	493,565	35.07%
Operating expenses
Selling expenses	996,439	6.05%	214,672	1.68%	781,767	364.17%
General and administrative expenses	10,253,273	62.23%	890,089	6.95%	9,363,184	1,051.94%
Research and development expenses	227,062	1.38%	238,150	1.86%	(11,088)	(4.66)%
Total operating expenses	11,476,774	69.65%	1,342,911	10.48%	10,133,863	754.62%

(Loss) profit from operations	(9,575,938)	(58.12)%	64,360	0.50%	(9,640,298)	(14,978.71)%
Other income (expenses), net	114,964	0.70%	(29,143)	(0.23)%	144,107	494.48%
(Loss) income before income taxes	(9,460,974)	(57.42)%	35,217	0.27%	(9,496,191)	(26,964.79)%
Less: income tax expense	19,050	0.12%	28,530	0.22%	(9,480)	(33.23)%
Net (loss) income before noncontrolling interest	(9,480,024)	(57.53)%	6,687	0.05%	(9,486,771)	(141,867.97)%
Less: income attributable to noncontrolling interest	51,895	0.31%	15,437	0.12%	36,458	236.17%
Net loss to the Company	(9,531,919)	(57.85)%	(8,750)	(0.07)%	(9,523,169)	(108,836.22)%

Net revenues

We generate revenues from recruitment facilitation services, which include 1) entrusted recruitment service, 2) project outsourcing service, 3) other services that include research and development technical services and others. Total revenues increased by $3.67 million, or 28.63%, from $12.81 million for the year ended December 31, 2024 to $16.48 million for the year ended December 31, 2025. The following table sets forth a breakdown of our revenues:

	For the Years Ended December 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Entrusted recruitment service	$1,102,925	6.69%	$42,174	0.33%	$1,060,751	2,515.18%
Project outsourcing service	13,968,707	84.78%	12,763,987	99.65%	1,204,720	9.44%
Research and development technical services	1,350,320	8.20%	—	—	1,350,320	100.00%
Other services	55,089	0.33%	3,050	0.02%	52,039	1,706.20%
Total	$16,477,041	100.00%	$12,809,211	100.00%	$3,667,830	28.63%

Revenue from entrusted recruitment service

Revenue from entrusted recruitment service accounted for 6.69% and 0.33% of total revenue for the years ended December 31, 2025 and 2024, respectively. Revenue from entrusted recruitment service increased by $1.06 million, or 2,515.18%, from $42,174 for the year ended December, 2024 to $1.10 million for the year ended December 31, 2025. The increase was primarily driven by growth in entrusted recruitment service revenue from new customers, including a $0.3 million contribution from Dongguan Santong Human Resources Management Co., Ltd., $0.2 million from Dongguan Great Wall Development Technology Co., Ltd., $0.2 million from Gansu Detian Human Resources Co., Ltd., $0.2 million from Suzhou Tengyu Outsourcing Services Co., Ltd. and $0.2 million from Dongguan Zhaofeng Human Resources Co., Ltd.

Revenue from project outsourcing service

Revenue from project outsourcing service accounted for 84.78% and 99.65% of total revenue for the years ended December 31, 2025 and 2024, respectively. Revenue from project outsourcing service increased by $1.20 million, or 9.44%, from $12.76 million for the year ended December 31, 2024 to approximately $13.97 million for the year ended December 31, 2025. Such increase was primarily due to the outsourcing revenues from our major customers, $0.66 million increased from Songjia Precision Technology (Dongguan) Co., Ltd. $0.59 million increased from China Postal Express & Logistics Co., Ltd — Sihui City Branch, $0.21 million increase from Guangdong Dingsheng Human Resources Co., Ltd and $1.78 million increase from Zhaoqing Runzhongyi Logistics Services Co., Ltd., which was partly offset by $1.61 million decreased from Zhongshan Branch of China Postal Group Limited and $0.39 million decrease from Dongguan Jiefeng Information Technology Co., Ltd. Our core business is outsourcing and based on our analysis of the current domestic market, we have identified the logistics and express delivery industry as one of the fastest-growing sectors in China. This industry is still rapidly expanding, and as a result, there is a significant demand for human resources, often offering higher salary levels, attracting a large workforce. Despite limited funds, our company has continued to focus on the logistics and express delivery industry, actively expanding our outsourcing services to postal companies. We are seeking opportunities, establishing a business foundation, and preparing for future business expansion. For example, we have been examining postal business tender documents from various regions and understanding market rates.

Revenue from research and development technical services

Revenue from research and development technical services accounted for 8.20% of total revenue for the year ended December 31, 2025. In 2025, the Company recognized revenue from research and development technical services, constituting a new revenue stream relative to 2024. Such revenue was predominantly non-recurring in nature, and the Company does not presently anticipate it to represent a material or sustained source of revenue in future periods.

Revenue from other services

Revenue from other services accounted for 0.33% and 0.02% of total revenue for the years ended December 31, 2025 and 2024. During the year ended December 31, 2025, the revenue generated from other services mainly represents consulting services revenue of $55,089. During the year ended December 31, 2024, the revenue generated from other services mainly represented software revenue of $3,050.

Cost of revenues

Total cost of revenue increased by $3.17 million, or 27.84%, from $11.40 million for the year ended December 31, 2024 to $14.58 million for the year ended December 31, 2025.

The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
	2025		2024		Variance
	Amount	% of total costs	Amount	% total costs	Amount	%
Entrusted recruitment service	$1,027,386	7.05%	$36,328	0.32%	$991,058	2,728.08%
Project outsourcing service	12,237,415	83.96%	11,365,406	99.68%	872,009	7.67%
Research and development technical service	1,286,019	8.82%	—	—	1,286,019	100.00%
Other services	25,385	0.17%	206	0.002%	25,179	12,222.82%
Total costs	$14,576,205	100.00%	$11,401,940	100.00%	$3,174,265	27.84%

Cost of revenues for entrusted recruitment service increased by $0.99 million, or 2,728.08%, from $36,328 for the year ended December 31, 2024 to $1.03 million for the year ended December 31, 2025. Our cost of revenues of entrusted recruitment service primarily consisted of referral and service fee paid to labor-provider companies. The percentage increase in the cost of revenues was 2,728.08%, as compared to 2,515.18% of increase in the revenues.

Cost of revenues for project outsourcing service increased by approximately $0.87 million, or 7.67%, from $11.37 million for the year ended December 31, 2024 to $12.24 million for the year ended December 31, 2025. Our cost of revenues of project outsourcing service primarily consisted of outsourcing service fee paid to labor-provider companies. The increase in cost of revenues was in line with increased revenue from project outsourcing service. The percentage increase in the cost of revenue was 7.67%, as compared to 9.44% of increase in the revenues.

Cost of revenues for research and development technical services increased by $1.29 million, or 100.00%, from nil for the year ended December 31, 2024 to $1.29 million for the year ended December 31, 2025. Our cost of revenues of research and development technical services primarily consisted of development fee paid to software development company. The increase in cost of revenues was in line with the increased revenue from research and development technical services. The percentage increase in the cost of revenues was 100.00%, as compared to 100.00% of increase in the revenues.

Cost of revenues for other service increased by $25,179, or 12,222.82%, from $206 for the year ended December 31, 2024 to $25,385 for the year ended December 31, 2025.

Gross profit and gross margin

As a result of changes in revenues and cost of revenues, our blended gross profit increased by $0.49 million, or 35.07% from $1.41 million for the year ended December 31, 2024 to $1.90 million for the year ended December 31, 2025. Such an increase was mainly due to the $0.33 million increase in gross profit from project outsourcing service, $69,693 increase in gross profit from entrusted recruitment service, $64,301 increase in gross profit from research and development technical services and $26,860 increase in gross profit from other services. Market conditions and labor costs can fluctuate over time due to supply and demand dynamics. If there is increased demand for labor or if wages have increased in the job market, it can lead to higher labor costs. The overall labor cost in China has increased in 2025 compared with 2024, we expect this increased labor cost will keep at current level or even slightly increase further for the near future due to unstable job market in China. In 2025, revenue from some of our existing outsourcing service major customers increased, we also expanded some new customers.

Operating expenses

Operating expenses increased by $10.13 million, or 754.62%, from $1.34 million for the year ended December 31, 2024, to $11.48 million for the year ended December 31, 2025. The change was mainly due to an increase of $9.36 million in general and administrative expenses and an increase of $0.78 million in selling expenses, which were partly offset by a decrease of $11,088 in research and development expenses as explained below.

Selling expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses. Selling expense was approximately $1.00 million for the year ended December 31, 2025, compared to $0.21 million for the year ended December 31, 2024, representing an increase of $0.78 million, or 364.17%, which was primarily due to the $0.67 million increase in advertising and promotion expense and $0.11 million increase in meal and entertainment expense.

General and administrative expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, office rent and management expenses, and office utilities and other office expenses. General and administrative expenses were $10.25 million for the year ended December 31, 2025, as compared to $0.89 million for the year ended December 31, 2024, representing an increase of $9.36 million, or 1,051.94%. The increase in general and administrative expenses were mainly due to increased stock compensation expenses by $4.29 million, increased consulting and professional service fees by $4.70 million, increased payroll expense by $0.25 million and increased other expenses by $0.12 million.

Research and development expenses

Research and development expenses consisted mainly of salaries of staff in research and development function, network and platform maintenance expenses, office rent and utility expenses, as well as copyright, trademark, and patent expenses. Research and development expenses were $0.23 million and $0.24 million for the years ended December 31, 2025 and 2024, respectively.

Other income (expenses), net

Other income (expenses), net mainly consisted of interest income, government subsidy income, and other income, net with interest expenses. Other income (expenses), net was $0.11 million for the year ended December 31, 2025, mainly consisted of interest income of $3,349 and other income of $111,615. We did not recognize government subsidy income in 2025 and prior-year subsidies were non-recurring. Other expenses, net was $29,143 for the year ended December 31, 2024, mainly consisted of interest expense of $31,510 and other expenses of $3,456 but partly offset with government subsidy income of $5,823.

Income tax expense

Income tax expense was $19,050 and $28,530 for the years ended December 31, 2025 and 2024, respectively.

Net loss attributable to Baiya

Our net loss to the Company was $9.53 million during the year ended December 31, 2025, as compared to $8,750 during the year ended December 31, 2024. The increase in net loss in 2025 mainly resulted from increased operating expenses by $ 10.13 million, which was partly offset by increased other income by $0.14 million and increased gross profit by $0.49 million for the year ended December 31, 2025, as explained above.

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

Cost of revenues for entrusted recruitment service decreased by $1.3 million, or 97.4%, from $1.4 million for the year ended December 31, 2023 to $36,328 for the year ended December 31, 2024. Our cost of revenues of entrusted recruitment service primarily consisted of referral and service fee paid to labor-provider companies. The percentage decrease in the cost of revenues was 97.4%, as compared to 97.2% of decrease in the revenues.

Cost of revenues for project outsourcing service increased by $2.0 million, or 20.9%, from $9.4 million for the year ended December 31, 2023 to $11.4 million for the year ended December 31, 2024. Our cost of revenues of project outsourcing service primarily consisted of outsourcing service fee paid to labor-provider companies. The increase in cost of revenues was in line with the increased revenue from project outsourcing service. The percentage increase in the cost of revenue was 20.9%, as compared to 26.6% of increase in the revenues.

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

We currently plan to fund operations mainly through cash flow from our operations, and support from major shareholders, if necessary, to ensure sufficient working capital. We had cash of approximately $0.69 million and $1.67 million, and had working capital of approximately $21.59 million and $66,004 as of December 31, 2025 and 2024, respectively.

We had operating cash outflows of $7.44 million for the year ended December 31, 2025, mainly due to 1) net loss of $9.48 million but offset with adjustments to reconcile net income of depreciation expense, allowances for credit losses, gain on disposal of subsidiaries, amortization of ROU and stock compensation expenses total of $6.28 million, 2) cash outflow on prepaid expense and other current assets of $4.62 million, 3) cash outflow on taxes payable of $45,243, and 4) cash outflow on lease liability of $44,278, which was partly offset by, 5) cash inflow on accounts payable of $0.26 million, 6) cash inflow from accrued liabilities and other payables of $0.16 million, and 7) cash inflow from account receivable of $49,363.

We had operating cash inflows of $1.58 million for the year ended December 31, 2024, mainly due to 1) net income of $6,687 but offset with adjustments to reconcile net income of depreciation expense, provision for doubtful accounts and amortization of ROU of $31,723, 2) cash inflow on accounts receivable of $1.97 million, 3) cash inflow on due from related parties of $0.89 million, and 4) cash inflow on prepaid expenses and other current assets of $0.1 million , which was partly offset by 5) cash outflow on accrued liabilities and other payables of $0.17 million, 6) cash outflow on accounts payables of $1.11 million, and 7) cash outflow on taxes payable of $0.11 million.

As of December 31, 2025, we had accounts receivable of approximately $1.69 million, a total of approximately $1.69 million, or 100% of such accounts receivable balance has been collected as of the date of this annual report. We generally grant credit terms for accounts receivable within the period of 30 to 180 days. The turnover days for accounts receivable for the year ended December 31, 2025, and 2024 were 37 days and 90 days, respectively, which are within the credit term.

As of December 31, 2024, we had accounts receivable of $1.65 million, a total of $1.65 million, or 100% of such accounts receivable balance has been collected as of the date of this annual report. We generally grant credit terms for accounts receivable within the period of 30 to 180 days. The turnover days for accounts receivable for the year ended December 31, 2024, and 2023 were 90 days and 112 days, respectively, which are within the credit term.

As of December 31, 2025 and 2024, we had total amounts due from related parties of $0.42 million and $40,549, respectively, which were mainly due from a shareholder and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”) who is the sister of Mr. Xia, and their affiliated entities. As of December 31, 2025 and December 31, 2024, the amount due from Mr. Xia and his affiliated companies were $0.4 million and $40,549, respectively. As of December 31, 2025, and 2024, the amount due from Ms. Xia and her affiliated companies were $nil and $nil, respectively.

As of December 31, 2025, we, through our VIE and subsidiaries, had outstanding bank loans balance of $nil. As of December 31, 2024, we, through our VIE and subsidiaries, had outstanding bank loans balance of $117,345. We also entered factoring agreements to sell specific accounts receivable to a factoring company for obtaining cash funds up to $0.7 million at a 15% factoring service rate; we did not use such factoring credit line yet. Management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and our good credit history.

Loans with Former Shareholders

As of December 31, 2025, we had loan receivables of approximately $17.7 million. This amount is attributable to a loan agreement we entered into on December 15, 2025, with Xinyi., an entity principally engaged in investment holding and equity investment activities, pursuant to which we provided a loan in the principal amount of $8,496,022 to the borrower, and a separate loan agreement we entered into on December 15, 2025 with Hesheng, an entity principally engaged in investment holding and equity investment activities, for a loan in the principal amount of $8,500,000. These loans are non-interest-bearing for the first 6 months of their term, have contractual terms of 12 months, and may be prepaid, in whole or in part, at any time without penalty. As of December 31, 2025, the loan remained outstanding and was not yet due.

Both Xinyi and Hesheng were among the original cornerstone investors who participated in our IPO. As of the date of this Annual Report, Xinyi is no longer a shareholder of our Company, while Hesheng holds 3,014 of our Class A ordinary shares. In connection with these loans, Hesheng and Xinyi have agreed to refer certain potential work to our company and to deepen the strategic partnership with our company. Hesheng and Xinyi intend to use the proceeds of the loans we have extended them for the purposes of refundable project deposits corporate clients require service providers to guarantee or provide. Typically, such deposits are refundable only upon contract completion.

On April 1, 2026, we entered into supplemental agreements to these loan agreements with each of Xinyi and Hesheng pursuant to which, among other things, if Xinyi or Hesheng, as applicable, fail to repay the entire outstanding principal balance due under the loans by July 1, 2026, interest shall accrue on the outstanding principal amount retroactively from January 1, 2026 at an annual interest rate of 3%. On April 20, 2026, we entered into loan repayment plans with each of Xinyi and Hesheng pursuant to which, among other things, each of Xinyi and Hesheng shall commence repayment of their respective loans on July 15, 2026 and shall fully repay their respective loan (together with accrued interest) by December 15, 2026.

Copies of the loan agreement with Xinyi, the loan agreement with Hesheng, the supplement to the loan agreement with Xinyi, the supplement to the loan agreement with Hesheng, the loan repayment plan with Xinyi, and the loan repayment plan with Xinyi are attached hereto as Exhibits 4.27, 4.28, 4.29, 4.30, 4.31, and 4.32 respectively and are incorporated by reference herein.

Going Concern

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

Cash Flow Activities

Cash Flows for the Years Ended December 31, 2025 and 2024

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended December 31, 2025 and 2024, respectively.

	For the Years Ended December 31,
	2025	2024
Net cash (used in) provided by operating activities	$(7,435,411)	$1,583,757
Net cash used in investing activities	(17,190,954)	—
Net cash provided by financing activities	25,011,072	76,988
Effect of exchange rate change on cash	65,943	(24,427)
Net increase in cash	450,650	1,636,318
Cash and restricted cash, beginning of period	1,668,291	31,973
Cash, end of period	$2,118,941	$1,668,291

Operating Activities

Net cash used in operating activities was $7.44 million for the year ended December 31, 2025, mainly derived from (i) net loss of $9.48 million, but adjusted by non-cash amortization of operating lease right-of-use assets, depreciation expense, allowances for credit losses, gain on disposal of subsidiaries and stock compensation expense total of $6.28 million; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in payment for prepaid expenses and other current assets of $4.62 million; (b) an increase in payment for taxes payable of $45,243; (c) an increase in payment of lease liability of $44,278; which was partly offset by (d) an increase in collection of account receivable of $49,363; (e) an increase in outstanding on accounts payable of $0.26 million; and (f) an increase in outstanding on accrued liabilities and other payables of $0.17 million.

Net cash provided by operating activities was $1.58 million for the year ended December 31, 2024, mainly derived from (i) net income of $6,687, but adjusted by non-cash amortization of operating lease right-of-use assets, depreciation expense, allowance for credit loss and change in deferred income tax total of $31,723; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in collection of account receivable of $1.97 million; (b) an increase in due from related parties of $0.89 million; (c) a decrease in payment for prepaid expense and other current assets of $0.13 million; which was partly offset by (d) an increase in payment for taxes payable of $0.11 million; and (e) an increase in payment for account payable of $1.11 million.

Net cash used in operating activities was $7.44 million for the year ended December 31, 2025 compared with net cash provided by operating activities of $1.58 million for the year ended December 31, 2024, representing a decrease in cash inflow of $9.02 million for the year ended December 31, 2025 that was due to (i) decrease in cash inflow from net loss by $9.49 million partly offset by change of non-cash adjustments of 6.31 million, (ii) decrease in cash inflow from accounts receivable by $1.92 million, (iii) decrease in cash inflow from due from related parties by $0.89 million; (iv) increase in cash outflow from prepaid expenses and other current assets by $4.75 million; however, the increase in cash outflow was partly offset by (i) increase in cash inflow from accounts payable by $1.37 million, (ii) increase in cash inflow from accrued liabilities and other payables by 0.33 million, and (iii) increase in cash inflow from taxes payable by $60,155.

Investing Activities

Net cash used in investing activities was $17.19 million for the year ended December 31, 2025, which mainly consisted of purchase of fixed assets of $5,524 and loan to third parties of $17.19 million.

There was no cash used in investing activities for the years ended December 31, 2024.

Financing Activities

Net cash provided by financing activities was $25.01 million for the year ended December 31, 2025, including $25.54 million from net proceeds from issuance of common stock, but partly offset with $0.12 million repayments of bank loans, $62,595 repayment to third party loan, and $0.35 million due to third parties.

Net cash provided by financing activities was $76,988 for the year ended December 31, 2024, including $55,434 proceeds from bank loans, $0.94 million cash inflow from due to related parties, but partly offset with $0.28 million payment made for third party loan receivable and repayment of bank loans of $0.64 million.

In addition to the March 2025 IPO, from April to December 2025 we sold 266,960 Class A shares (adjusted for the Reverse Stock Split) for aggregate gross proceeds of approximately $17.55 million; net proceeds from equity issuances totaled approximately $25.54 million. We used the capital raised in 2025 to support our working capital needs, fund operating activities, and provide liquidity for other balance sheet uses. A substantial portion of these proceeds was deployed during the year, including to fund increases in loans receivable and prepaid and other current assets. As a result, our liquidity at December 31, 2025 was significantly influenced by the timing and magnitude of these equity financings, as well as by the timing of repayment or realization of those assets. Although these financings strengthened our cash resources in 2025, our future liquidity will continue to depend on our operating performance, the timing of collections and asset recoveries, and our ability to access additional sources of capital on acceptable terms if needed.

Cash Flows for the Years Ended December 31, 2024 and 2023

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended December 31, 2024 and 2023, respectively.

	For the Years Ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$1,583,757	$(1,801,113)
Net cash provided by (used in) financing activities	76,988	(508,149)
Effect of exchange rate change on cash	(24,427)	(62,935)
Net increase (decrease) in cash	1,636,318	(2,372,197)
Cash, beginning of period	31,973	2,404,170
Cash, end of period	$1,668,291	$31,973

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

Contractual Obligations

We leases several office spaces for head office and branch offices. The following tables summarize our contractual obligations as of December 31, 2025.

Contractual Obligations	Total	Less than 1 year	1 – 3 years
Operating lease	$43,525	$37,013	$6,512
Loan payable to third parties	107,250	107,250	—
Bank Loan	—	—	—
Total	$150,775	$144,263	$6,512

The following tables summarize our contractual obligations as of December 31, 2024.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years
Operating lease	$58,415	$10,409	$21,723	$26,283
Loan payable to third parties	164,399	164,399	—	—
Bank Loan	117,345	117,345	—	—
Total	$340,159	$292,153	$21,723	$26,283

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025 and 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

We are pursuing a strategic expansion into digital assets and financial technology and have engaged in significant equity financing activities in 2025. These initiatives may materially affect our revenue mix, operating expenses, regulatory profile, and liquidity in future periods.

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

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The impact of adopting the new revenue standard was not material to the Company’s consolidated financial statements and there was no adjustment to beginning accumulated deficit on January 1, 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

We contract with the labor-demand side companies (employing companies) to facilitate the recruitment of blue-collar labor in PRC. Other than recruitment facilitation, we also contract with customers for ad hoc service such as research and development technical services and others. We consider that revenues from contracts with customers are generated from recruitment facilitation services which include 1) entrusted recruitment service, 2) project outsourcing service, 3) other services which include research and development technical services and others.

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

The Company considers that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments. Revenue from project outsourcing services is recognized over time as the services are performed.

The Company considers it as the principal in the transaction and records the revenue on a gross basis.

●	Other Services

The revenue generated from other services mainly represents research and development technical service.

The Company provides customized software development services, including system design, development, testing and deployment based on customers’ specific requirements. The Company’s promises include coordinating and facilitating the delivery of integrated software solutions to the customers. The Company considers these services as a single performance obligation as the individual activities are highly interrelated and collectively deliver the intended functionality of the software. Revenue is recognized at a point in time when control of the services is transferred to the customer, typically upon completion and acceptance, as the customer does not simultaneously receive and consume the benefits of the Company’s performance.. The Company has evaluated its role in these arrangements and concluded that it acts as a principal, as it controls the underlying services before they are transferred to the customer, including primary responsibility for fulfilling the promise to deliver the integrated solution.

Expected Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments(ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. There was no material transition adjustment upon adoption of CECL. The Company applies the CECL model to accounts receivable, loan receivables and other financial assets measured at amortized cost.

Loan receivables from third parties (see Note 7) are also within the scope of ASC 326. Management estimates expected credit losses on these balances using a methodology consistent with that applied to other financial assets, taking into account the borrower’s credit profile, contractual repayment terms, and current and forward-looking economic conditions.

Accounts Receivable, Net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of credit loss allowance. The Company maintains credit loss allowance for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment patterns, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Prepayments, Net

Prepayments primarily represent advance payments for services to be received or goods to be delivered. Such balances may be refundable or non-refundable depending on the underlying contractual terms. Prepayments for services are recognized as assets and amortized to expense over the period in which the related services are received. The Company evaluates such balances for impairment when there are indicators that the services may not be fully realized.

Other receivables and other current assets, Net

Other receivables and other current assets primarily include non-interest-bearing loans of the other business entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Management reviews the composition of other receivables and analyzes historical bad debts, and current economic trends to evaluate the adequacy of the reserves. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

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

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. As of December 31, 2025 and 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses if any. There were no such interest and penalties as of December 31, 2025 and 2024.

Recent Accounting Pronouncements

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

In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table below sets forth information regarding our directors and executive officers as of the date of this Annual Report. Our Board of Directors consists of five members divided into three groups (Group I, Group II, and Group III), with each group serving staggered three-year terms until successors are elected or until earlier death, retirement, resignation, or removal. There are no family relationships among any of the directors and executive officers, except as noted. Effective July 11, 2025, Mr. Weilai Zhang resigned as a director and the Chairman of our Board. The resignation of Mr. Zhang was not a result of any disagreement with our COmpany on any matter related to the operations, policies, or practices of our Company.

Name	Age	Position
Siyu Yang	46	Chairman and Chief Executive Officer
Bin Tan	46	Chief Operating Officer
Dan Bin	33	Chief Financial Officer
Huashu Yuan	28	Director, Chair of Nominating and Corporate Governance Committee
Yankun Wang	33	Director, Chair of audit committee
Linxi Xie	36	Director, Chair of Compensation Committee
Luting Zhang	24	Director

Siyu Yang is our Chairman and Chief Executive Officer, responsible for our overall strategic development. Ms. Yang has been serving as the Chief Executive Officer and Director since October 2021. She was elected the Chairman of the Board of Directors on July 11, 2025. Before joining Baiya, Ms. Yang, was the founder of Sichuan Xinhaisheng Labor Service Co., Ltd., and served as its Chief Executive Officer. She also served as a senior executive of a cultural communication company, managing national vocational education promotion and former vocational skills retraining.

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

Dan Bin is our Chief Financial Officer. Ms. Bin is a seasoned finance professional with over 12 years of experience in corporate financial management across the manufacturing and technology sectors. Since March 2023, she has been serving as the Finance Director of Chengdu Jinkeyulu Technology Co., Ltd. In this position, she leads strategic planning, internal controls, budgeting, and financial risk management. From September 2019 to December 2022, Ms. Bin served as the Finance Manager at Chongqing Jinzhima Machinery Manufacturing Co., Ltd., where she developed a five-year finance strategy, optimized cost structures, and supported business expansion. From October 2014 to August 2019, she held financial leadership roles at Chongqing Tianxin Consulting Services Co., Ltd., and from March 2013 to January 2014, she worked at Chengdu Mingqing Machinery Co., Ltd. as a Finance Supervisor. Ms. Bin holds a bachelor’s degree in Accounting Information Systems from Sichuan Normal University and a master’s degree in Software Engineering from the University of Electronic Science and Technology of China.

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

Yankun Wang is a director and Chair of audit committee, serving as an independent director since July 21, 2025. Ms. Wang is a senior HR and administration professional with over a decade of experience in human resources management, organizational development, and corporate administration. From March 2023 to present, she worked as HR and Administration Manager at Jinke Yulv Technology Co., Ltd., where she focused on HR strategy and planning, talent supply chain development, and organizational effectiveness improvement. From March 2019 to March 2023, she served as Deputy Director of Administration at Sichuan Jiaotou Tianfu Real Estate Co., Ltd., a subsidiary of Sichuan Jiaotou, one of China’s leading state-owned enterprises. Ms. Wang holds a nationally accredited Economics Professional Qualification. She earned her bachelor’s degree in marketing from Sichuan Normal University.

Linxi Xie is a Director, serving as an independent director since June 25, 2025. Ms. Xie has over ten years of experience in the financial industry, focusing on overseas IPOs and cross-border capital markets. Since May 2020, she has been serving as a Partner at Antelope Holdings (Chengdu) Co., Ltd., where she has led multiple overseas IPO projects and advised on listing strategy, M&A planning, and financing. From March 2013 to September 2016, Ms. Xie worked as Head of the Asset Management Department at Sichuan Xinglian’an Asset Management Co., Ltd., where she supported the company’s setup and later managed capital operations and business oversight. Ms. Xie holds a degree in Business Administration (Online Education Program) from the University of Electronic Science and Technology of China. She holds a Fund Practitioner Qualification Certificate and is a Certified Financial Planner (CFP).

Luting Zhang is a Director. Ms. Zhang has been serving as a director since July 11, 2025. Ms. Zhang is an accomplished legal professional specializing in capital markets and commercial law, holding a Class A Legal Professional Qualification and is known for her ability to integrate technological innovation into traditional legal practice. Her extensive experience spans over 200 judicial enforcement cases, where she implemented procedural innovations that became models for court operations, and private practice counsel on complex civil, commercial, and equity disputes. Ms. Zhang holds a Bachelor Degree of Laws from Fuzhou University of International Business and Economics.

B. Compensation

For the fiscal year ended December 31, 2025, we did not compensate our directors for their services.

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2025 to our executive officers.

Name and Principal Position	Salary ($)	Bonus ($)	Other ($)	Total ($)
Siyu Yang, Chief Executive Officer(1)	—	—	—	—
Bin Tan, Chief Operating Officer and Vice President of Gongwuyuan(2)	2,501.49	-	-	2,501.49
Dan Bin, Chief Financial Officer(3)	—	—	—	—

(1)	Ms. Yang was appointed as our Chief Executive Officer in October 2021.

(2)	Mr. Tan was appointed as our Chief Operating Officer in October 2021.

(3)	Ms. Bin was appointed as our Chief Financial Officer in June 2025.

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

Audit Committee.

Our audit committee consists of Yankun Wang, Linxi Xie and Huashu Yuan, and is chaired by Yankun Wang. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Yankun Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

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

Compensation Committee.

Our compensation committee consists of Yankun Wang, Linxi Xie and Huashu Yuan, and is chaired by Linxi Xie. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Yankun Wang, Linxi Xie and Huashu Yuan, and is chaired by Huashu Yuan. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2025, we had approximately 17 employees in management, operation, and research and development functions across Gongwuyuan and its subsidiaries, and we have approximately 0 labor outsourcing workers for China Post Zhongshan Branch services.

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

E. Share ownership

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares as of April 1, 2026 by our officers, directors, and 5% or greater beneficial owners of our Class A Ordinary Shares.

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

The calculations in the table below are based on 2,286,922 Class A Ordinary Shares outstanding as of April 1, 2026. All share numbers reflect the 1-for-25 reverse stock split effected December 29, 2025.

Name of Shareholder(1)(2)	Class A Ordinary Shares Beneficially Owned Prior to This Offering	Class A Ordinary Shares Beneficially Owned After to This Offering	Class B Ordinary Shares Beneficially Owned Prior to This Offering	Class B Ordinary Shares Beneficially Owned After to This Offering
Executive Officers and Directors
Siyu Yang(3)	0	0	1,000,000	1,000,000
Bin Tan	2,912	2,912	—	—
Dan Bin	—	—	—	—
Huashu YUAN	—	—	—	—
Yankun Wang	—	—	—	—
Linxi Xie			—	—
Luting Zhang			—	—
Officers and Directors as a Group (7 persons)	2,912	2,912	1,000,000	1,000,000

(1)	Unless otherwise indicated, the business address of each of our directors, executive officers and beneficial owners of more than 5% of our outstanding Ordinary Shares is c/o Baiya International Group Inc., Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120.

(2)	We do not have any beneficial owners of 5% or more of our Ordinary Shares as of the date of this Annual Report. For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of 2,286,922 Class A Ordinary Shares outstanding as of April 1, 2026.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

B. Related party transactions

We have not made any personal loans or extensions of credit to any director or executive officer of the Company or its consolidated subsidiaries or the VIEs, and no such balances were outstanding during the periods presented

Contractual Arrangements with the VIE and its Shareholders

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE.”

Material Transactions with Related Parties

Due from related parties

As of December 31, 2025 and 2024, we had the total amounts due from related parties of $424,121 and $40,549, respectively, which were mainly due from a shareholder and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”) who is the sister of Mr. Xia, and their affiliated entities. The balance due from related parties are interest-free and due upon demand.

Due to related parties

The amount due to related parties represents the funds provided by companies controlled by Mr. Zhang, Mr. Xia, and Mr. Xiaojun Wang, a director of VIE’s subsidiary, for the Company’s working capital needs and the payable balances for expenses and reimbursement in normal business courses. As of December 31, 2025 and 2024, we had total amounts due to related parties of $212,100 and $170,855, respectively. The amounts are non-interest bearing and payable on demand. As of the date of this report, these balances remain outstanding.

Related Party Transactions

During the years ended December 31, 2025 and 2024 and 2023, the Company provided entrust recruitment services to a related party company that is controlled by Mr. Xia and generated service revenue of nil, nil and $181,408, respectively.

During the year ended December 31, 2025, the Company provided entrust recruitment services to Jian Huixin Human Resources Co., Ltd, which is the same legal entity as Ji’an GWY, and generated service revenue of $36,913.

During the years ended December 31, 2025, 2024 and 2023, the Company entered several operating lease agreements with companies controlled by Mr. Xia, pursuant to which the rental expenses were $35,732, nil and $143,832, respectively.

As the lease agreement for our principal office premises expired and was not renewed, we are currently utilizing office space provided by a related party company. The office premises are located at 3rd Floor, Building A, Golden Life Science Park, No. 33 Gongye Avenue, Dongguan, Guangdong Province, China. On July 1, 2024, the related party, Dongguan Massachusetts Industrial Park Investment Co., Ltd., provided the Company with the rent-free use of Rooms 301 and 302, located on the 3rd floor of Building A, No. 33 Pingshan Industrial Avenue, Tangxia Town, Dongguan City. The usage period is from July 1, 2024 to December 31, 2025. The ultimate controlling party of Dongguan Massachusetts Industrial Park Investment Co., Ltd. is Ms. Xia. We estimate the fair value of such rent at approximately $69,106 (RMB 496,800) per year.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares are listed on Nasdaq Capital Market under the symbol “BIYA”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BIYA”.

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

E. Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A Ordinary Shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A Ordinary Shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder (and the other authorities described below) as of the date hereof, which are subject to change. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel.

Holders of our Class A Ordinary Shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A Ordinary Shares.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion regarding the material U.S. federal income tax consequences of the ownership and disposition of our Class A Ordinary Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the Class A Ordinary Shares.

This summary applies only to U.S. Holders (as defined below) that hold our Class A Ordinary Shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	insurance companies;

●	real estate investment trusts or regulated investment companies;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding Class A Ordinary Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A Ordinary Shares;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

●	persons that own or are deemed to own ten percent or more of our Class A Ordinary Shares, by vote or value;

●	persons holding our Class A Ordinary Shares in connection with a trade or business conducted outside of the United States; or

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Class A Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares.

This discussion is based on the IRC, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A Ordinary Shares and is:

●	an individual that is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy”, we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “— Passive Foreign Investment Company Rules”, distributions paid on our Class A Ordinary Shares, other than certain pro rata distributions of Class A Ordinary Shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our Class A Ordinary Shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the IRC. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules”, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A Ordinary Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A Ordinary Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A Ordinary Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

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

We do not believe we were a PFIC for our taxable years in 2022 and 2021, and based on the composition of our income and assets, and the value of our assets, we do not expect to be a PFIC for our current taxable year; however, because our PFIC status for any taxable year can be determined only after the end of such taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, we cannot determine whether we will be a PFIC for our current taxable year or any future year. Moreover, there can be no assurance that the IRS will agree with our conclusion. In addition, because it is uncertain how certain services we offer and related assets will be treated for purposes of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status.

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

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A Ordinary Shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our Class A Ordinary Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A Ordinary Shares exceeds 125% of the average of the annual distributions on the Class A Ordinary Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if our Class A Ordinary Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our Class A Ordinary Shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our Class A Ordinary Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq is a qualified exchange for this purpose.

If a U.S. Holder makes a mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of its Class A Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A Ordinary Shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A Ordinary Shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of the Company’s subsidiaries that were also determined to be PFIC.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A Ordinary Shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

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

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the Class A Ordinary Shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition by U.S. holders of our Class A Ordinary Shares. U.S. holders should consult their own tax advisors concerning the tax consequences of their particular situation.

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

A. Currency Convertibility Risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. As of December 31, 2025, RMB cash balances included approximately $81,264 at mainland PRC banks, of which nil exceeded RMB 500,000 per bank deposit insurance limits. U.S. balances are insured up to $250,000 per depositor

B. Inflation risk

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025.

Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weaknesses described below under “Internal Control over Financial Reporting,” our disclosure controls and procedures were not effective as of December 31, 2025, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to several reasons. See ““Internal Control over Financial Reporting”.

Despite the material weakness reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2025 and based on our review of other applicable criteria, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2025, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting including, (i) insufficient full-time employees with the necessary levels of accounting expertise and knowledge to compile and analyze consolidated financial statements and related disclosures in accordance with U.S. GAAP and handle complicated U.S. GAAP accounting issues, and lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, (ii) the absence of timely related party transaction monitoring and the failure to update a completed related party list in time and failure to keep records of related party transactions on a regular basis; (iii) insufficient awareness regarding the timely evaluation and recording of contingencies and estimated liabilities in accordance with U.S. GAAP; and (iv) insufficient separation of roles for the recordation and approval of journal entries and other financial transactions.

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

We have identified a material weakness in our internal control over financial reporting related to a lack of segregation of duties within our financial reporting processes. Specifically, the same individual has the ability to both record and approve journal entries and other financial transactions, without appropriate independent review or authorization. This insufficient separation of roles increases the risk that errors or unauthorized transactions could occur and go undetected, potentially leading to misstatements in our financial statements. We have instituted plans to remediate the material weaknesses, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls.

In addition, we expect to take additional remedial measures, including hiring additional qualified accounting professionals with relevant U.S. GAAP experience and providing recurring training to our finance team; establishing a centralized and routinely updated related party register supported by formal identification and monitoring processes; implementing structured procedures for the timely assessment and recognition of contingencies and estimated liabilities, including regular coordination with legal counsel and operational departments; and implementing proper segregation of duties by assigning recording and approval responsibilities to separate individuals, complemented by periodic management reviews and system access controls. However, there can be no assurance that these material weaknesses will be remediated in a timely manner, or at all. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Common Shares.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yankun Wang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. Our board of directors has also determined that Yankun Wang and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

We dismissed its independent auditor, Kreit & Chiu CPA LLP (“Kreit & Chiu”), which action was approved by Board of Directors on August 1, 2025. On August 1, 2025, we engaged Onestop Assurance PAC (“Onestop”) as our independent auditors for the fiscal year ended December 31, 2025.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Kreit & Chiu and Onestop for the periods indicated.

Onestop

	For the Years Ended December 31,
	2025	2024
Audit fees(1)	$190,000.00	$-
Audit related fees(2)	-	-
Tax and all other fees	-	-
Total	$190,000.00	$-

Kreit & Chiu

	For the Years Ended December 31,
	2025	2024
Audit fees(1)	$219,237.75	$237,620.00
Audit related fees(2)	-	-
Tax and all other fees	-	-
Total	$219,237.75	$237,620.00

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Kreit & Chiu

We dismissed its independent auditor, Kreit & Chiu CPA LLP (“Kreit & Chiu”), which action was approved by Board of Directors on August 1, 2025.

Kreit & Chiu’s audit reports on the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s two most recent fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through August 5, 2025, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Kreit & Chiu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Kreit & Chiu’s satisfaction, would have caused Kreit & Chiu to make reference to the subject matter of the disagreement in connection with their reports; and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided Kreit & Chiu with a copy of this disclosure before filing it with the SEC and requested that Kreit & Chiu furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, detailing the respects in which it does not agree. A copy of this letter can be found as Exhibit 16.1 to this Annual Report.

New Independent Registered Public Accounting Firm

On August 1, 2025, we engaged Onestop Assurance PAC (“Onestop”) as our independent auditors for the fiscal year ended December 31, 2025.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with Onestop with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

On February 1, 2024, Ogier, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market notifying that we intend to follow our home country practice in lieu of the following Nasdaq Listing Rules:

●	Rule 5250(b)(3) which requires disclosure of third-party director and nominee compensation;

●	Rule 5250(d) which requires the Company to distribute annual and interim reports.

 We do not rely on exemptions under Rule 5625, Rule 5605(c)(2)(A)(ii), or Rule 5605(c)(3). Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 the Form 6-K furnished with the Commission on February 19, 2026).
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 2.1 to our form 20-F filed with the Commission on May 13, 2025).
2.2	Description of Securities (incorporated by reference to Exhibit 2.1 to our form F-1 filed with the Commission on March 20, 2026).
4.1	Business Operation Agreement among Pengze WFOE, VIE and certain shareholders of VIE and Powers of Attorney (incorporated by reference to Exhibit 4.1 to our form 20-F filed with the Commission on May 13, 2025).
4.2	Exclusive Consulting and Service Agreement between Pengze WFOE and VIE (incorporated by reference to Exhibit 4.2 to our form 20-F filed with the Commission on May 13, 2025).
4.3	Supplement to the Exclusive Consulting and Service Agreement between Pengze WFOE and VIE (incorporated by reference to Exhibit 4.3 to our form 20-F filed with the Commission on May 13, 2025).
4.4	Equity Disposal Agreement between Pengze WFOE, VIE and certain shareholders of VIE (incorporated by reference to Exhibit 4.4 to our form 20-F filed with the Commission on May 13, 2025).
4.5	Equity Pledge Agreement among Pengze WFOE and certain shareholders of VIE (incorporated by reference to Exhibit 4.5 to our form 20-F filed with the Commission on May 13, 2025).
4.6	Agency Agreement among Pengze WFOE and certain shareholders of VIE (incorporated by reference to Exhibit 4.6 to our form 20-F filed with the Commission on May 13, 2025).
4.7	Spouse Consent Letter – Meizhi Cai (incorporated by reference to Exhibit 4.7 to our form 20-F filed with the Commission on May 13, 2025).
4.8	Spouse Consent Letter – Yi Liu (incorporated by reference to Exhibit 4.8 to our form 20-F filed with the Commission on May 13, 2025).
4.9	Spouse Consent Letter – Liping Huang (incorporated by reference to Exhibit 4.9 to our form 20-F filed with the Commission on May 13, 2025).
4.10	Form of Employment Agreement (incorporated by reference to Exhibit 4.10 to our form 20-F filed with the Commission on May 13, 2025).
4.11	English Translation of form of Labor Dispatch Cooperation Agreement (Gongwuyuan) (incorporated by reference to Exhibit 4.11 to our form 20-F filed with the Commission on May 13, 2025).
4.12	English Translation of form of Recruitment Agency Agreement (Gongwuyuan) (incorporated by reference to Exhibit 4.12 to our form 20-F filed with the Commission on May 13, 2025).
4.13	English Translation of form of Outsourcing Agreement (Gongwuyuan) (incorporated by reference to Exhibit 4.13 to our form 20-F filed with the Commission on May 13, 2025).
4.14	English Translation of form of Service Agreement (Gongwuyuan) (incorporated by reference to Exhibit 4.14 to our form 20-F filed with the Commission on May 13, 2025).
4.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.15 to our form 20-F filed with the Commission on May 13, 2025).
4.16	Form of Independent Director Agreement (incorporated by reference to Exhibit 4.16 to our form 20-F filed with the Commission on May 13, 2025).
4.17	English Translation of Form of Loan Agreement with WeBank (incorporated by reference to Exhibit 4.17 to our form 20-F filed with the Commission on May 13, 2025).

4.18	English Translation of Form of Loan Agreement with Guangdong Nanyue Bank (incorporated by reference to Exhibit 4.18 to our form 20-F filed with the Commission on May 13, 2025).
4.19	English Translation of Form of Loan Agreement with China Minsheng Bank (incorporated by reference to Exhibit 4.19 to our form 20-F filed with the Commission on May 13, 2025).
4.20	English Translation of the executed form of Project Outsourcing Service Contract with China Post Group Co. Zhongshan Branch (incorporated by reference to Exhibit 4.20 to our form 20-F filed with the Commission on May 13, 2025).
4.21	English Translation of the executed form of Project Outsourcing Service Contract with China Post Group Co. Zhaoqing Branch (incorporated by reference to Exhibit 4.21 to our form 20-F filed with the Commission on May 13, 2025).
4.22	English Translation of the executed form of Service Agreement with Nanchang Jiesite Environmental Protection Co. Ltd (incorporated by reference to Exhibit 4.22 to our form 20-F filed with the Commission on May 13, 2025).
4.23	English Translation of the executed form of Outsourcing Agreement with Guangdong Yingwang Industrial Investment Co. Ltd (incorporated by reference to Exhibit 4.23 to our form 20-F filed with the Commission on May 13, 2025).
4.24	English Translation of the executed Debt Settlement Agreement dated November 21, 2024 (incorporated by reference to Exhibit 4.24 to our form 20-F filed with the Commission on May 13, 2025).
4.25	Form of Stock Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Form 6-K furnished to the Commission on September 26, 2025).
4.26	Securities Purchase Agreement dated April 17, 2026 (incorporated by reference to Exhibit 10.1 to the Form 6-K furnished to the Commission on April 17, 2026).
4.27	Loan Agreement, dated December 15, 2025 with Xinyi International Group Ltd.
4.28	Loan Agreement, dated December 15, 2025 with Hesheng International Group Ltd.
4.29	Supplemental Agreement to Loan Agreement, dated April 1, 2026, with Xinyi International Group Ltd.
4.30	Supplemental Agreement to Loan Agreement, dated April 1, 2026, with Hesheng International Group Ltd.
4.31	Repayment Plan Statement, dated April 20, 2026, with Xinyi International Group Ltd.
4.32	Repayment Plan Statement, dated April 20, 2026, with Hesheng International Group Ltd.
8.1*	List of Subsidiaries.
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to our form 20-F filed with the Commission on May 13, 2025).
11.2	Code of Business Conduct and Ethics of the registrant (incorporated by reference to Exhibit 14.1 to our form F-1 filed with the Commission on October 31, 2023).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ogier
15.2*	Consent of Onestop Assurance PAC
15.3*	Consent of Kriet & Chiu CPA LLP
16.1	Letter of Kreit & Chiu CPA LLP dated August 8, 2025 regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 to our Form 6-K furnished with the Commission on August 8, 2025).
97.1	Clawback policy (incorporated by reference to Exhibit 97.1 to our form 20-F filed with the Commission on May 13, 2025).
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
		Name:	Siyu Yang
		Title:	Chief Executive Officer
Date: April 30, 2026

BAIYA INTERNATIONAL GROUP INC.
INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Baiya International Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Baiya International Group Inc and its subsidiaries (collectively, the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, and the consolidated results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had accumulated deficits of $11,066,628 and $1,456,778 as of December 31, 2025 and 2024, respectively. The Company incurred net losses attributable to the Company of $9,531,919, $8,750, and $1,017,077 for the years ended December 31, 2025, 2024 and 2023, respectively. Net cash (used in) provided by operating activities was $(7,435,411), $1,583,757, and ($1,801,113) for the years ended December 31, 2025, 2024 and 2023, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2025.

PCAOB# 6732

Singapore

April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Baiya International Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baiya International Group Inc., its subsidiaries, the variable interest entity (“VIE”), and VIE’s subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flow for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kreit & Chiu CPA LLP

We have served as the Company’s auditor since 2023. In 2025, we became the predecessor auditor.

Los Angeles, California

May 13, 2025

PCAOB Firm ID: 6651

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2025	As of December 31, 2024

ASSETS

CURRENT ASSETS
Cash	$688,941	$1,668,291
Accounts receivable, net	1,669,511	1,648,073
Due from related parties	424,121	40,549
Deferred IPO costs	-	889,160
Prepaid expenses and other current assets	5,915,194	177,325
Loan receivable from third parties, current	17,653,965	-

Total current assets	26,351,732	4,423,398

NON-CURRENT ASSETS
Restricted cash, non-current	1,430,000	-
Property and equipment, net	7,071	1,872
Right-of-use asset, net	42,745	49,356
Loan receivable from third parties, non-current	-	443,787
Other non-current assets	-	33,017

Total noncurrent assets	1,479,816	528,032

TOTAL ASSETS	$27,831,548	$4,951,430

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,002,141	$1,662,594
Loan payable to third parties	107,250	164,399
Advance from customers	30,975	29,675
Accrued liabilities and other payables	2,261,771	2,057,865
Taxes payable	106,023	146,239
Due to related parties	212,100	170,855
Lease liabilities	36,382	8,422
Bank loan payables, current	-	117,345

Total current liabilities	4,756,642	4,357,394

NON-CURRENT LIABILITIES
Lease liabilities	6,363	43,972

Total non-current liabilities	6,363	43,972

TOTAL LIABILITIES	4,763,005	4,401,366

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY
Preferred shares, par value $0.0025, 100,000,000 shares authorized, nil shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Class A Common shares, par value $0.0025, 1,600,000,000 shares authorized, 1,185,835 and 400,051 shares issued and outstanding as of December 31, 2025 and 2024, respectively	2,964	1,000
Class B Common shares, par value $0.0001, 100,000,000 shares authorized, 3,600,000 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively	360	-
Additional paid-in capital	33,706,703	1,796,285
Statutory Reserve	458,832	380,901
Accumulated other comprehensive loss	(147,070)	(221,139)
Accumulated deficit	(11,066,628)	(1,456,778)

Total Company shareholders’ equity	22,955,161	500,269

Non-controlling interest	113,382	49,795

Total shareholders’ equity	23,068,543	550,064

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,831,548	$4,951,430

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended December 31,
	2025	2024	2023

Net revenues	$16,477,041	$12,809,211	$11,574,877

Cost of revenues	14,576,205	11,401,940	10,772,530

Gross profit	1,900,836	1,407,271	802,347

Operating expenses
Selling expenses	996,439	214,672	127,214
General and administrative expenses	10,253,273	890,089	1,093,703
Research and development expenses	227,062	238,150	300,519

Total operating expenses	11,476,774	1,342,911	1,521,436

(Loss) income from operations	(9,575,938)	64,360	(719,089)

Other income (expenses)
Interest income (expense), net	3,349	(31,510)	(24,030)
Government subsidy income	-	5,823	33,654
Other income (expenses), net	111,615	(3,456)	(321,112)

Other income (expenses), net	114,964	(29,143)	(311,488)

Income (loss) before income tax	(9,460,974)	35,217	(1,030,577)

Less: income tax expense	19,050	28,530	32,239

Net (loss) income	(9,480,024)	6,687	(1,062,816)

Less: net income (loss) attributable to non-controlling interests	51,895	15,437	(45,739)

Net loss attributable to common shareholders of Baiya International Group Inc.	$(9,531,919)	$(8,750)	$(1,017,077)

Comprehensive income (loss)
Net income (loss)	(9,480,024)	6,687	(1,062,816)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	85,760	(71,274)	(46,538)
Total other comprehensive income (loss)	85,760	(71,274)	(46,538)
Total comprehensive loss	(9,394,264)	(64,587)	(1,109,354)
Less: comprehensive income (loss) attributable to noncontrolling interest	63,586	11,874	(48,095)
Comprehensive loss attributable to common shareholders of Baiya International Group Inc.	$(9,457,850)	$(76,461)	$(1,061,259)

Net loss per common share
Basic and diluted *	$(5.04)	$(0.02)	$(2.66)

Weighted average number of common shares outstanding
Basic and diluted *	1,892,759	400,000	400,000

*	retroactively reflect 1-for-25 reverse stock split effective on December 29, 2025

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

	Preferred shares		Class A - Common shares		Class B - Common shares		Additional paid-in	Subscription	Statutory	Accumulated other comprehensive	Retained earnings (accumulated	Total Baiya’s shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	reserve	income (loss)	deficit)	equity	interests	equity

Balance at January 1, 2023	-	-	400,000	$1,000	-	$-	$1,775,941	$(990)	$290,860	$(109,247)	$(340,910)	$1,616,654	$86,017	$1,702,671

Capital contribution	-	-	-	-	-	-	10	990	-	-	-	1,000	-	1,000

Appropriation to statutory reserve	-	-	-	-	-	-	-	-	34,363	-	(34,363)	-	-	-

Net loss	-	-	-	-	-	-	-	-	-	-	(1,017,077)	(1,017,077)	(45,739)	(1,062,816)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(44,182)	-	(44,182)	(2,356)	(46,538)

Balance at December 31, 2023	-	-	400,000	1,000	-	-	1,775,951	-	325,223	(153,429)	(1,392,350)	556,395	37,922	594,317

Capital contribution	-	-	-	-	-	-	20,334	-	-	-	-	20,334	-	20,334

Appropriation to statutory reserve	-	-	-	-	-	-	-	-	55,678	-	(55,678)	-	-	-

Net loss	-	-	-	-	-	-	-	-	-	-	(8,750)	(8,750)	15,437	6,687

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(67,710)	-	(67,710)	(3,564)	(71,274)

Balance at December 31, 2024	-	-	400,000	1,000	-	-	1,796,285	-	380,901	(221,139)	(1,456,778)	500,269	49,795	550,064

Rounding due to share reverse split	-	-	51	-	-	-	-	-	-	-	-	-	-	-

Appropriation to statutory reserve	-	-	-	-	-	-	-	-	77,931	-	(77,931)	-	-	-

Shares issued for IPO	-	-	100,000	250	-	-	7,094,235	-	-	-	-	7,094,485	-	7,094,485

Stock issued for equity financing	-	-	266,960	667	-	-	17,546,022	-	-	-	-	17,546,689	-	17,546,689

Shares issued as prepayment for acquisition of subsidiary	-	-	92,800	232	-	-	1,173,688	-	-	-	-	1,173,920	-	1,173,920

Shares issued for stock compensation expense	-	-	326,024	815	3,600,000	360	6,096,473	-	-	-	-	6,097,648	-	6,097,648

Net income	-	-	-	-	-	-	-	-	-	-	(9,531,919)	(9,531,919)	51,895	(9,480,024)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	74,069	-	74,069	11,692	85,761

Balance at December 31, 2025	-	$-	1,185,835	$2,964	3,600,000	$360	$33,706,703	$-	$458,832	$(147,070)	$(11,066,628)	$22,955,161	$113,382	$23,068,543

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended December 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	$(9,480,024)	$6,687	$(1,062,816)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	407	443	799
Allowances for credit losses	126,038	(43,859)	121,899
Gain on disposal of subsidiaries	12,453	-	-
Amortization of operating lease right-of-use assets	41,193	11,693	139,592
Changes in deferred income tax	-	-	5,818
Stock compensation expense	6,101,716	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	49,363	1,972,340	(1,331,193)
Advance to suppliers, net	-	-	40,371
Due from related parties	-	894,107	(900,702)
Prepaid expenses and other current assets	(4,622,841)	126,918	(138,659)
Accounts payable	259,478	(1,112,598)	1,117,916
Accrued liabilities and other payables	166,327	(165,046)	175,063
Taxes payable	(45,243)	(105,398)	33,247
Lease liability	(44,278)	(1,530)	(2,448)

Net cash (used in) provided by operating activities	(7,435,411)	1,583,757	(1,801,113)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(5,524)	-	-
Loan to third party	(17,185,430)	-	-

Net cash used in investing activities	(17,190,954)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans - bank	-	55,434	-
Due to related parties	(349,143)	938,382	(416,209)
Repayments to loans - bank	(119,145)	(638,745)	(31,224)
Repayment to third party loan	(62,595)	(278,083)	-
Advance to third party loan	-	-	(60,716)
Net proceeds from issuance of common stock	25,541,955	-	-

Net cash provided by (used in) financing activities	25,011,072	76,988	(508,149)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	65,943	(24,427)	(62,935)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	450,650	1,636,318	(2,372,197)

CASH AND RESTRICTED CASH, BEGINNING OF YEAR	1,668,291	31,973	2,404,170

CASH AND RESTRICTED CASH, END OF YEAR	$2,118,941	$1,668,291	$31,973
	$-
Supplemental disclosure information of cash flow:
Cash paid for income tax	$-	$4,543	$15,090
Cash paid for interest	$5,907	$36,724	$63,042

Supplemental non-cash information:
Right of use assets obtained in exchange for operating lease liability	$78,801	$3,038	$4,985
Due from related party offset with due to related party upon execution of debt offset agreement	$-	$1,812,949	$-
Shares issued as prepayment for acquisition of subsidiary	$1,173,920	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025, 2024 and 2023

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

On March 25, 2025, Baiya incorporated Baiya International Group Inc. (“Baiya US”), a corporation organized under the laws of State of Delaware, as Baiya’s wholly owned subsidiary. On May 20, 2025, Baiya incorporated HK Baiya International Group Limited (“Baiya HK”), a limited liability company under the laws of Hong Kong, as Baiya’s wholly owned subsidiary.

On July 8, 2025, Baiya HK incorporated a direct subsidiary, Baiya (Chengdu) Enterprise Management Consulting Co., Ltd. (“Baiya Chengdu”), a wholly foreign owned enterprise under the laws of PRC mainland China.

On June 3, 2025, Baiya incorporated a wholly owned subsidiary, BIYA PTE. LTD. (“BIYA Singapore”), a limited liability company under the laws of Singapore.

On July 15, 2025, Baiya US incorporated BIYA Universal Media Inc. (“BIYA Media”), a corporation under the laws of state of Delaware, as its wholly owned subsidiary.

On December 23, 2025, Baiya Chengdu duly incorporated Chuzhou Baiwo Technology Co., Ltd. (“Chuzhou Baiwo”) with a 51% equity ownership, under the laws of PRC mainland China.

Ruifeng BVI, Juxing HK, BIYA PTE. LTD., BIYA Universal Media Inc., Chuzhou Baiwo Technology Co., Ltd. and Pengze WFOE are currently not engaging in any active business operations and merely acting as holding companies.

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

As of December 31, 2025, the consolidated financial statements of the Company include the following entities:

	Place and date of	% of ownership
Name of entities	incorporation	Direct	Indirect	Principal activities
Parent company
Baiya	Cayman Island/ October 18, 2021	Parent		Investment holding
Subsidiaries of Baiya
Ruifeng BVI	BVI/October 25, 2021	100%		Investment holding
Juxing HK	PRC – Hong Kong/ November 3, 2021	100%		Investment holding
Pengze WFOE	PRC – Mainland China/December 9, 2021	100%		Consultancy and management support
Baiya US	USA/ March 25, 2025	100%		Investment holding
Baiya HK	PRC – Hong Kong/ May 20, 2025	100%		Investment holding
Baiya Chengdu	PRC – Mainland China/ May 20, 2025		100% owned by Baiya HK	Consultancy and management support
BIYA Singapore	Singapore/ June 3, 2025	100%		Investment holding

BIYA Media	USA/ July 15, 2025		100% owned by Baiya US	Investment holding

Chuzhou Baiwo	PRC – Mainland China/ December 23, 2025		51% owned by Baiya Chengdu	Technical Development, Consulting, and other related services
VIE Company
Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”)	PRC – Mainland China/October 23, 2017		VIE	Human resource management consulting, labor outsourcing service, staffing and placement service, research, and development of Apps
VIE’s Subsidiaries
Dongguan Zhenggongfu Human Resources Co., Ltd.	PRC – Mainland China/March 28, 2018		100% owned by VIE since March 1, 2020	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Yifang Talent Service Co., Ltd.	PRC – Mainland China/December 27, 2018		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. — Shipai Branch	PRC – Mainland China/April 9, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. — Yingtan Branch	PRC – Mainland China/January 20, 2021		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Ji’an Gongwuyuan Human Resource Service Co., Ltd.*	PRC – Mainland China/September 16, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Business Service Co., Ltd.	PRC – Mainland China/March 26, 2019		100% owned by VIE	Marketing
Hunan Gongwuyuan Youchuang Human Resource Service Co., Ltd.	PRC – Mainland China/June 3, 2019		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Nanchang Gongwuyuan Business Service Co., Ltd.	PRC – Mainland China/December 26, 2019		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Nanchang Gongwuyuan Business Service Co., Ltd.- Nanchang High-tech Zone Branch	PRC – Mainland China/August 5, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service

Jiangxi Huizhong Human Resources Co., Ltd.	PRC – Mainland China/May 21, 2020	100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Guangdong Mili Education Consulting Service Co., Ltd.	PRC – Mainland China/October 30, 2019	100% owned by VIE since July 20, 2020	Education consulting and marketing
Jiangxi Gongwuyuan Supply Chain Management Co., Ltd.	PRC – Mainland China/September 14, 2020	100% owned by VIE	Logistic and shipping
Jiangxi Gongwuyuan Talent Service Co., Ltd.	PRC – Mainland China/October 16, 2020	100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Zhongshan Jushangyue Freight Forwarding Service Co., Ltd.	PRC – Mainland China/July 22, 2020	100% owned by VIE since September 17, 2020	Logistic and storage service
Jiujiang Gongwuyuan Yifang Education Consulting Service Co., Ltd.*	PRC – Mainland China/April 14, 2021	100% owned by VIE	Education consulting and human resource management service
Dongguan Fusheng Supply Chain Co., Ltd.*	PRC – Mainland China/June 1, 2021	100% owned by VIE	Logistic and shipping
Dongguan Chenwang Supply Chain Co., Ltd.*	PRC – Mainland China/May 31, 2021	100% owned by VIE	Logistic and shipping
Dongguan Jida Supply Chain Co., Ltd.*	PRC – Mainland China/June 1, 2021	100% owned by VIE	Logistic and shipping
Shenzhen Aliyuncang Logistics Warehousing Co., Ltd.	PRC – Mainland China/April 11, 2017	100% owned by VIE since June 24, 2021	Internet information technology development and supply chain management

*	Company had no operations or very minimal operations with no revenues as of December 31, 2025.

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

The exclusive consulting and service agreement shall remain effective for ten (10) years from the effective date unless terminated by mutual agreement between the Pengze WFOE and Gongwuyuan. or unilaterally terminated by the Pengze WFOE in advance. Upon request by the Pengze WFOE, the parties shall extend the term of the exclusive consulting and service agreement by entering into a new exclusive consulting and service agreement or continue performing the existing exclusive consulting and service agreement. The Exclusive Consulting and Service Agreement between Pengze WFOE and Gongwuyuan was supplemented on December 21, 2022 to clarify that no consulting service fees pertaining to the agreement need to be paid for the period December 29, 2021 to December 31, 2021. The Parent, Subsidiaries and WFOE has the share of income from VIE and VIE’s subsidiaries during the years ended December 31, 2025, 2024 and 2023, and the equity in VIE and VIE’s subsidiaries as of December 31, 2025 and 2024.

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

The Company, Ruifeng BVI, Juxing HK, Baiya US, Baiya HK, BIYA Media, Baiya Singapore, and Pengze WFOE are essentially holding companies and do not have active operations as of December 31, 2025 and 2024. The Company has not provided any financial support to the VIE and its subsidiaries for years ended December 31, 2025, 2024 and 2023. The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2025	December 31, 2024
Current assets	$4,857,898	$4,680,414
Non-current assets	1,474,700	528,032
Total assets	$6,332,598	$5,208,446
Current liabilities	$4,213,668	$4,175,038
Non-current liabilities	6,363	43,972
Total liabilities	$4,220,031	$4,219,010

	For the years Ended December 31,
	2025	2024	2023
Net revenues	$16,421,951	$12,809,211	$11,574,877
Net income/(loss)	$1,037,892	$308,737	$(869,063)

	For the years Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$129,480	$1,618,141	$(1,801,113)
Net cash used in investing activities	$(189,408)	$—	—
Net cash provided by (used in) financing activities	$(169,042)	$42,134	$(508,149)

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in the normal course of business.

Liquidity

As reflected in the accompanying consolidated financial statements, the Company had accumulated deficits of $11,066,628 and $1,456,778 as of December 31, 2025 and 2024, respectively. The Company incurred net losses attributable to the Company of $9,531,919, $8,750, and $1,017,077 for the years ended December 31, 2025, 2024 and 2023, respectively. Net cash (used in) provided by operating activities was $(7,435,411), $1,583,757, and ($1,801,113) for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Company had $688,941 cash on hand, and working capital of approximately $21,595,090 as of December 31, 2025. The Company also had $17.7 million in loans to third parties, which primarily consisted of $8.5 million to Xinyi International Group Ltd. and $8.5 million to Hesheng International Group Ltd., both of which were expected to be repaid by December 16, 2026 (See Note 7 to our Consolidated Financial Statements). We have historically funded its working capital needs primarily from operations. The working capital requirements are affected by the efficiency of operations and depend on the Company’s ability to increase its revenue. The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of issuance of these financial statements. However, delays in recoveries could negatively impact us, and we may need additional cash resources in the future if the Company experiences changed business conditions or other developments and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

Our independent registered public accounting firm has included an explanatory paragraph in their report expressing substantial doubt about our ability to continue as a going concern because of the accumulated deficits, recurring net losses, and net cash used in operating activities.

On October 22, 2025, the Company’s Board of Directors approved a reverse stock split of its authorized and issued and outstanding Class A ordinary shares, par value $0.001 per share (the “Common Stock”), at a ratio of 1-for-25, which became effective on December 29, 2025. After the reverse stock split, every 25 issued and outstanding shares of the Company’s Common Stock was converted automatically into one share of the Company’s Common Stock with par value $0.0025 per share. An aggregate of 51 shares were adjusted to address rounding differences arising from the 1-for-25 reverse split, with no impact on total shareholders’ equity. The consolidated financial statements were retroactively prepared for the reverse stock split for the periods presented.

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive income (loss) as foreign exchange related gain or loss. The consolidated financial statements of the Company’s subsidiaries, VIE and VIE’s subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIE and VIE’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Years Ended December 31, 2023
Balance sheet date spot rates (as of December 31, 2025, 2024 and 2023):	$6.9931	$7.2993	$7.0999
Average rate (for the years ended December 31, 2025, 2024 and 2023):	$7.1875	$7.1957	$7.0809

Cash

Cash includes cash on hand and demand deposits placed with commercial banks. The VIE and its subsidiaries maintain most of the bank accounts in mainland China. Balances at financial institutions within the mainland China are covered by insurance up to RMB 500,000 (US$76,000) per bank. Any balance over RMB 500,000 per bank in PRC mainland China will not be covered. As of December 31, 2025 and 2024 cash balances held in the bank in PRC mainland China are $81,660 and $1,668,291, respectively of which, nil and $ 1,478,312 was not covered by such insurance, respectively. The Company has not experienced any losses in accounts held in PRC mainland China’s financial institutions and believes it is not exposed to any risks on its cash held in the PRC mainland China’s financial institutions.

Cash held in accounts at U.S. financial institutions is insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations up to $250,000 per depositor. As of December 31, 2025 and 2024, cash of $604,281 and nil was maintained at U.S. financial institutions, of which $226,515 and nil was not covered by such insurance. The Company did not experience any losses in such accounts and do not believe the cash is exposed to any significant risk.

Cash was maintained at financial institutions in Hong Kong, and was insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 ($64,000). As of December 31, 2025 and 2024, the cash balance of nil and nil was maintained at financial institutions in Hong Kong. The Company, its subsidiaries and VIE have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Cash was maintained at financial institutions in the British Virgin Islands and the Cayman Islands. Neither the British Virgin Islands nor the Cayman Islands has a formal deposit protection scheme. As of December 31, 2025 and 2024, the cash balance of nil and nil, respectively, was maintained at financial institutions in these jurisdictions. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe that the cash is subject to significant credit risk.

Restricted cash

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings and notes payable. Restricted cash is classified as non-current assets on the Company’s consolidated balance sheets, as all the balances are not expected to be released to cash within the next 12 months. As of December 31, 2025 and 2024, the Company had restricted cash of $1,430,000 and nil, respectively.

Expected Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments(ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. There was no material transition adjustment upon adoption of CECL. The Company applies the CECL model to accounts receivable, loan receivables and other financial assets measured at amortized cost.

Loan receivables from third parties (see Note 7) are also within the scope of ASC 326. Management estimates expected credit losses on these balances using a methodology consistent with that applied to other financial assets, taking into account the borrower’s credit profile, contractual repayment terms, and current and forward-looking economic conditions.

Accounts Receivable, Net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of credit loss allowance. The Company maintains credit loss allowance for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment patterns, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Prepayments, Net

Prepayments primarily represent advance payments for services to be received or goods to be delivered. Such balances may be refundable or non-refundable depending on the underlying contractual terms. Prepayments for services are recognized as assets and amortized to expense over the period in which the related services are received. The Company evaluates such balances for impairment when there are indicators that the services may not be fully realized.

Other receivables and other current assets, Net

Other receivables and other current assets primarily include non-interest-bearing loans of the other business entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Management reviews the composition of other receivables and analyzes historical bad debts, and current economic trends to evaluate the adequacy of the reserves. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Deferred Initial Public Offering (“IPO”) costs

The Company complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, consulting, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be recorded as a reduction to additional paid-in capital upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred offering costs amounted to $nil and $889,160  as of December 31, 2025 and 2024, respectively. The Company completed its IPO on March 24, 2025.

Property and Equipment

Property and equipment primarily consist of electronic equipment, which is at cost less accumulated depreciation. Depreciation expense is calculated on a straight-line basis over estimated useful lives of the assets of 3 years. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value. There was no impairment of property and equipment as of December 31, 2025 and 2024, respectively. Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 was $407, $443 and $799, respectively.

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

The Company determines if the lease is an operating or finance lease at the lease commencement date based upon the terms of the lease and the nature of the asset. The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases with a lease term of 12 months or less. Lease payments for short-term leases are recognized as expense on a straight-line basis over the lease term.

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

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU assets are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.. As of December 31, 2025 and 2024, the Company recognized no impairment of ROU assets. Upon termination or modification of a lease, the Company derecognizes the related lease liability and right-of-use asset and recognizes any resulting gain or loss in the consolidated statements of operations.

Share-based Compensation

The Company accounts for share-based compensation awards to officers, directors, employees, and for acquiring goods and services from nonemployees in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the vesting period. The Company accounts for forfeitures when they occur.

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

The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances when observable inputs are not available. The hierarchy is described below:

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

Financial instruments included in current assets and current liabilities are reported at carrying value, which approximates fair value due to their short-term nature.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2025, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company, through its PRC operating entities, contracts with the labor-demand side companies (employing companies) to facilitate the recruitment of blue-collar labor in PRC.  The Company considers that its revenues from contracts with customers are generated from recruitment facilitation services which include 1) entrusted recruitment service and 2) project outsourcing service, and other services which include research and development technical service.

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

Under project outsourcing service model, the Company provide services to the customers in order to fulfil their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the quantity and quality needs of the customers. Once the contract for project outsourcing is finalized, the Company coordinates with labor service companies for the blue-collar workers for the assignments. The Company assumes liabilities, obligations and performance standards of the outsourced assignments, which include the criteria on quality and quantity set up by the customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the customers on daily basis. The Company receives the service fee from the customer based on the accumulated assignment accomplished of the month. The Company considers that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments. Revenue from project outsourcing services is recognized over time as the services are performed.

The Company considers it as the principal in the transaction and records the revenue on a gross basis.

●	Other Services

The revenue generated from other services mainly represents research and development technical service.

The Company provides customized software development services, including system design, development, testing and deployment based on customers’ specific requirements. The Company’s promises include coordinating and facilitating the delivery of integrated software solutions to the customers. The Company considers these services as a single performance obligation as the individual activities are highly interrelated and collectively deliver the intended functionality of the software. Revenue is recognized at a point in time when control of the services is transferred to the customer, typically upon completion and acceptance, as the customer does not simultaneously receive and consume the benefits of the Company’s performance. The Company has evaluated its role in these arrangements and concluded that it acts as a principal, as it controls the underlying services before they are transferred to the customer, including primary responsibility for fulfilling the promise to deliver the integrated solution. Revenue from such services was non-recurring for the year ended December 31, 2025, as it arose from one-time contracts with a limited number of customers. The Company does not expect similar revenue to recur on a regular basis in future periods.

Disaggregation of Revenue

For the years ended December 31, 2025, 2024 and 2023, all of the Company’s revenue was generated in the PRC and contributed by the VIE and VIE’s subsidiaries. The Company disaggregate revenue into four revenue streams, consisting of entrust recruitment service, project outsourcing service, research and development technical services and others as the following table:

	For the Years Ended December 31,
	2025	2024	2023
Category of Revenue
Entrusted recruitment service	$1,102,925	$42,174	$1,487,188
Project outsourcing service	13,968,707	12,763,987	10,086,496
Research and development technical services	1,350,320	—	—
Other	55,089	3,050	1,193
Total revenues	$16,477,041	$12,809,211	$11,574,877

The Company disaggregates revenue by transferal of services as the following table:

	For the Years Ended December 31,
	2025	2024	2023
Timing of Revenue Recognition
Services transferred over time	$15,071,632	$12,809,211	$11,574,877
Services transferred at a point in time	1,405,409	—	—
Total revenues	$16,477,041	$12,809,211	$11,574,877

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

General and Administrative Expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, share-base compensation expense, office rent and management expenses, and office utilities and other office expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. During the years ended December 31, 2025, 2024 and 2023, no costs for research and development were qualified for capitalization; the Company expensed all research and development expenses as incurred.

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

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. As of December 31, 2025 and 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses if any. There were no such interest and penalties as of December 31, 2025 and 2024.

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

As of December 31, 2025 and 2024, the Company had NCIs of $113,382 and $49,795, which represents the 5% equity ownership of the VIE and its subsidiaries.

Net loss per Share

Basic loss per ordinary share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2025, 2024 and 2023, the Company had no dilutive stocks.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards. Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 10.

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

The Company operates as a single reportable segment. The revenue from research and development technical services was a one-time service. The chief operating decision maker reviews financial performance and allocates resources on a consolidated basis, using a single measure of operating profit and a total expense amount. No disaggregated expense categories are regularly reviewed by the CODM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07.

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

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. Cash held in accounts at U.S. financial institutions is insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations up to $250,000 per depositor. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivable are typically unsecured and derived from services rendered to customers that are located in the PRC, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers.

Revenues or purchases are individually represented greater than 10% of the total revenues or the total purchases of the Company for the years ended December 31, 2025, 2024 and 2023 as following:

During the years ended December 31, 2025, the Company had five major customers, who accounted for 18%, 14%, 13%, 11% and 11% of the Company’s total revenue, respectively. As of December 31, 2025, the Company had balance due from five customers accounted for 15%, 11%, nil%, 30% and 10% of the Company’s total accounts receivable, respectively.

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

During the year ended December 31, 2025, the Company had four major service providers, who accounted for 16%, 15%, 10% and 10% of the Company’s total purchase of service, respectively. As of December 31, 2025, the Company had five service providers which accounted for 20%, 15%, 13%, 11% and 11% of the Company’s accounts payable, respectively.

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

If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of December 31, 2025 and 2024, the Company has no such contingencies.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts shown on the statement of cash flows may not necessarily agree with changes in the corresponding asset and liability on the balance sheet.

3. New Accounting Pronouncements

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

4. Accounts Receivable, net

Accounts receivable, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Accounts receivable	$2,240,399	$2,195,005
Less: allowance for credit losses	(570,888)	(546,933)
Accounts receivable, net	$1,669,511	$1,648,073

The follow table presents movement of the allowance for credit losses:

	As of December 31, 2025	As of December 31, 2024
Balance at the beginning of the period	$546,933	$562,106
Provisions	-	-
Foreign exchange adjustment	23,955	(15,173)
Balance at the end of the period	$570,888	$546,933

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

Balance sheet information related to the Company’s operating leases:

	As of December 31, 2025	As of December 31, 2024
Right-of-use assets	$42,745	$49,356
Lease liabilities – current	$36,382	$8,422
Lease liabilities – non-current	6,363	43,972
Total lease liabilities	$42,745	$52,394

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	Years Ended December 31,
	2025	2024	2023
Weighted average remaining lease term (years)	0.97	5.33	1.33
Weighted average discount rate	3.50%	4.20%	5.00%

During the year ended December 31, 2025, the Company early terminated a lease arrangement and incurred $2,921 (21,000 RMB) termination penalty.

As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This methodology was deemed to yield a measurement of the ROU lease asset and associated lease liability that was appropriately stated in all material respects.

Operating lease expenses were $41,193, $14,091 and $139,592 , respectively, for the years ended December 31, 2025, 2024 and 2023. The cash lease payment for the years ended December 31, 2025, 2024 and 2023 were $44,278, $11,009 and $2,448, respectively.

The following table summarizes the future leases payments as of December 31, 2025:

Twelve Months Ending December 31,
2026	$37,013
2027	5,083
2028	1,429
Total undiscounted lease payments	43,525
Less: Imputed interest	(780)
Total lease liabilities	$42,745

6. Prepaid Expenses and Other Current Assets

Prepaid expense and other current assets mainly consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Deposits	$172,744	$165,495
Prepaid expenses	5,724,568	7,330
Other receivables	17,882	4,500
Total	$5,915,194	$177,325

As of December 31, 2025, prepaid expense mainly consisted of $3,553,215 prepaid advertising and promotion expenses, telecom services expense, $997,433 prepaid stock compensation expense for consulting service and $1,173,920 prepayment for acquisition of subsidiary (details are disclosed in Note 13). As of December 31, 2024, prepaid expense mainly consisted of nil prepaid advertising and promotional expenses, telecom services expense, nil prepaid stock compensation expense for consulting service and nil prepayment for acquisition of subsidiary. Deposits primarily comprise rental security deposits and other refundable deposits in the ordinary course of business.

7. Loan Receivable from Third Parties

	As of December 31, 2025	As of December 31, 2024
Loan receivable from third parties, current	17,653,965	-
Loan receivable from third parties, non-current	-	443,787
Total	$17,653,965	$443,787

The Company entered into the following loan agreements with third parties:

1. On February 10, 2022, the Company entered into a loan agreement with Shenzhen Yifangda Technology Co., Ltd., which was subsequently renewed and extended to February 10, 2026. The loan is interest-free and repayable on demand or within the contractual term. As of December 31, 2025 and 2024, the outstanding balance was $100,100 (RMB 700,000) and $95,900 (RMB 700,000), respectively. The outstanding balance was fully repaid by the borrower on February 10, 2026.

2. On April 2, 2022, the Company entered into a loan agreement with Beijing Fengqi Tianxia Network Technology Co., Ltd. The loan carried an annual interest rate of 12% and became past due upon maturity. The Company initiated legal enforcement proceedings and obtained a favorable judgment. The borrower made partial repayments but subsequently defaulted on the remaining balance. During the year ended December 31, 2025, the Company wrote off the outstanding balance after assessing the likelihood of recovery based on available information. As of December 31, 2025 and 2024, the outstanding balance was $nil and $73,751 (RMB 538,333), respectively.

3. During the period from November 30, 2024 to March 4, 2025, the Company entered into multiple loan agreements with Guixi Yihang Enterprise Services Co., Ltd. These loans are interest-free and repayable on demand or within the contractual terms. The borrower made repayments during the year, although additional loans were also extended, resulting in an overall increase in the outstanding balance. As of December 31, 2025 and 2024, the outstanding balance was $421,993 (RMB 2,951,000) and $143,986 (RMB 1,051,000), respectively.

4. On December 25, 2024, the Company entered into a loan agreement with Dongguan Tiankuo Labor Dispatch Co., Ltd. The loan is interest-free and repayable on demand or within the contractual term. The borrower made partial repayments during 2024. As of December 31, 2025, the loan remained outstanding and within its contractual term. As of December 31, 2025 and 2024, the outstanding balance was $135,850 (RMB 950,000) and $130,150 (RMB 950,000), respectively.

5. On December 15, 2025, the Company entered into a loan agreement with Xinyi International Group Ltd., pursuant to which the Company provided a loan in the principal amount of $8,496,022. The loan is non-interest-bearing, has a contractual term of 12 months, and may be prepaid at any time without penalty. As of December 31, 2025, the loan remained outstanding and was not yet due. Management has evaluated the expected credit losses considering the borrower’s financial condition, the short-term nature of the loan, and the absence of any past-due or default indicators, and concluded that no allowance for credit losses is required as of December 31, 2025

6. On December 15, 2025, the Company entered into a loan agreement with Hesheng International Group Ltd., pursuant to which the Company provided a loan in the principal amount of $8,500,000. The loan is non-interest-bearing, has a contractual term of 12 months, and may be prepaid at any time without penalty. As of December 31, 2025, the loan remained outstanding and was not yet due. Management has evaluated the expected credit losses considering the borrower’s financial condition, the short-term nature of the loan, and the absence of any past-due or default indicators, and concluded that no allowance for credit losses is required as of December 31, 2025

All borrowers are third parties and are not related parties of the Company.

The following table summarizes the loan balance as of December 31, 2025:

Borrower	Principal (USD)	Interest Rate	Maturity Date	Status
Shenzhen Yifangda Technology Co.	100,100.00	-%	February 10, 2026	Current, fully repaid on maturity date
Guixi Yihang Enterprise Services Co., Ltd.	421,993.00	-%	November 30, 2026-December 31, 2026	Current
Dongguan Tiankuo Labor Dispatch Co.	135,850.00	-%	December 25, 2026	Current
Xinyi International Group., Ltd.	8,496,022.00	-%	December 16, 2026	Current
Hesheng International Group., Ltd.	8,500,000.00	-%	December 16, 2026	Current

8. Accrued Liabilities and Other Payables

Accrued liabilities and other payables mainly consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Deposits	$277,806	$319,579
Accrued expenses	1,331,393	943,319
Salary payable	555,642	661,972
Others	96,930	132,995
Total	$2,261,771	$2,057,865

As of December 31, 2025, accrued expenses mainly included accrued professional fee of $596,239, accrued penalty expense $401,527 related to a contractual violation with China Post Zhongshan branch and $728,187 accrued social security payable.

As of December 31, 2024, accrued expenses mainly included accrued professional fee of $540,000, and accrued penalty expense $380,000 related to a contractual violation with China Post Zhongshan branch ..

The penalty arose from the Company’s outsourcing of services under agreements with China Post Zhongshan branch, which was not permitted under the contractual terms. In accordance with the agreements, a penalty equivalent to 20% of the service fees was assessed. All related agreements expired and were terminated as of February 28, 2025.

9. Loan Payable to Third Parties

	As of December 31, 2025	As of December 31, 2024
Loan payable to third parties, current	107,250	164,399
Total	$107,250	$164,399

The Company entered into loan agreements with third-party lenders (Liangming Wang and Dongguan Fuyuan Labor Dispatch Co., Ltd. ) on January 14, 2023 and May 25, 2023, with principal amounts of $28,160 (RMB 200,000) and $178,099 (RMB 1,300,000), respectively. The original maturity dates of the loans were January 14, 2025 and May 30, 2024, and no interest rates were specified in the loan agreements. On January 14, 2025 and May 30, 2024, the Company renewed the respective agreements with the lenders, extending the loan terms to January 14, 2027 and May 30, 2026 and due on demand. As of December 31, 2025, the outstanding loan balances due to third parties for the respective loan agreements were $107,250 (RMB 750,000), respectively.

10. Related Party Transactions and Balances

Related party affiliations were attributed to transactions conducted between the Company and the shareholders, or those business entities partially or wholly owned by Company’s officers or shareholders. The related party balance as of December 31, 2025 and 2024 and the transactions for the years ended December 31, 2025, 2024 and 2023 are identified as follows:

Related Party Balances:

a)   Due from related parties

The Company periodically loan funds to its related parties for general business purposes. The balance due from related parties is typically interest-free and due upon demand. As of December 31, 2025 and 2024, the Company had the total amounts due from related parties of $424,121 and $40,549, respectively. As of December 31, 2025, the balance primarily consisted of amounts due from Mr. Weilai Zhang, a shareholder of the Company and a former director and Chairman of the Board of Directors of the Company, and his affiliated entities. As of December 31, 2024, the balance primarily consisted of amounts due from the Company’s shareholder and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”), the sister of Mr. Xia, and their affiliated entities.”

b) Due to related parties

The amount due to related parties represents the funds provided by companies controlled by Mr. Zhang, Mr. Xia, and Mr. Xiaojun Wang, a director of VIE’s subsidiary, for the Company’s working capital needs and the payable balances for expenses and reimbursement in normal business courses. As of December 31, 2025 and 2024, the Company had total amounts due to related parties of $212,100 and $170,855, respectively.

Related Party Transactions:

During the years ended December 31, 2025 and 2024 and 2023, the Company provided entrusted recruitment services to a related party company that is controlled by Mr. Xia and generated service revenue of nil, nil and $181,408, respectively.

During the year ended December 31, 2025, the Company provided entrust recruitment services to Jian Huixin Human Resources Co., Ltd, which is the same legal entity as Ji’an GWY, and generated service revenue of $36,913.

During the years ended December 31, 2025, 2024 and 2023, the Company entered several operating lease agreements with companies controlled by Mr. Xia, pursuant to which the rental expenses were $35,732, nil and $143,832, respectively.

On July 1, 2024, the related party, Dongguan Massachusetts Industrial Park Investment Co., Ltd., provided the Company with the rent-free use of Rooms 301 and 302, located on the 3rd floor of Building A, No. 33 Pingshan Industrial Avenue, Tangxia Town, Dongguan City. The usage period is from July 1, 2024 to June 30, 2026. The ultimate controlling party of Dongguan Massachusetts Industrial Park Investment Co., Ltd. is Guoping Xia (“Ms. Xia”). Related parties have provided guarantees for the Company’s bank borrowing. Details are disclosed in Note 11.

11. Bank Loan Payables

Bank loan payables represent amount due to various banks and trust company maturing within one or over one year. The principal of the borrowing is due at maturity. Bank loan payables consisted of the following:

	As of December 31, 2025	As of December 31, 2024
WeBank Co., Ltd. (“WeBank”)	$-	$39,547
Xinwang Bank	-	32,006
Guangdong Nanyue Bank Co., Ltd. (“Nanyue Bank”)	-	17,981
China Minsheng Bank Corp., Ltd. (“Minsheng Bank”)	-	27,811
Total bank loan payables (current and non-current)	$-	$117,345

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Maturity Date	Guaranteed by	Balance at December 31, 2025	Balance at December 31, 2024
WeBank	2023-03-03	98,560	14.26%	2025-02-24	*Peng Yao, the legal representative of Yifang	-	9,133
	2023-03-16	21,120	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	2,569
	2023-03-16	33,792	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	5,137
	2023-03-20	42,240	8.82%	2025-03-24	Peng Yao, the legal representative of Yifang	-	4,110
	2023-08-24	24,077	11.16%	2025-08-24	Peng Yao, the legal representative of Yifang	-	7,809
	2023-09-25	29,568	12.78%	2025-09-22	Xingbo Wang, the legal representative of Gongwuyuan	-	10,789
NanYue Bank	2023-03-16	98,560	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	11,987
	2023-03-16	49,280	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	5,994
China Minsheng Bank	2023-03-20	78,848	8.82%	2025-03-24	Peng Yao, the legal representative of Yifang	-	9,590
	2023-08-24	56,179	11.16%	2025-08-24	Peng Yao, the legal representative of Yifang	-	18,221
Xinwang Bank	2024-01-17	56,163	18.00%	2026-01-17	NA	-	32,006
Total bank loan payables						$-	$117,345
Current portion of bank loan payables						$-	$117,345

*	Xingbo Wang, a related party of the Company, serves as the legal representative of Gongwuyuan. Peng Yao, a related party of the Company, serves as the legal representative of Yifang.

For the year ended December 31, 2024, the weighted average annual interest rate for the bank loans was approximately 8.19%. Interest expense for the above-mentioned loans amounted to $5,907, $36,724 and $62,368 during the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, there were no bank loan payable.

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

Singapore

BIYA Singapore is incorporated in Singapore and is subject to income tax under the regulations of Inland Revenue Authority of Singapore. Singapore operates a territorial basis of taxation. Income tax is imposed on income accruing in or derived from Singapore, or received in Singapore from outside Singapore. Capital gains are generally not subject to tax. The statutory corporate income tax rate is 17%. BIYA Singapore did not generate any taxable income and incurred a net loss. Accordingly, no provision for income tax has been recorded.

United State of America

Baiya U.S. and Baiya Media were incorporated in the State of Delaware and are subject to U.S. federal corporate income tax at a rate of 21%. Baiya U.S. is also registered to conduct business in the State of New York and, accordingly, is subject to taxation in New York State. For taxable years prior to January 1, 2027, the New York State corporate franchise tax rate on business income is 7.25%. Corporations are required to compute and pay the highest amount determined under four alternative bases: (i) 7.25% of net income, (ii) 0.1875% of the capital base, (iii) a fixed dollar minimum tax, or (iv) 1.5% of minimum taxable income.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2022 to December 31, 2025, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.A company recognized as a High-Tech Enterprise is eligible for a preferential enterprise income tax rate of 15%, reduced from the statutory rate of 25%, for a total of three years, including the year in which the High-Tech Enterprise Certificate is issued and the following two consecutive years, thereby benefiting from a 10% reduction in the applicable income tax rate.

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

The provision for income tax consisted of the following:

	For the Years ended December 31,
	2025	2024	2023
Current income tax expense	$19,050	$28,530	$26,421
Deferred income tax expense	—	—	5,818
Total income tax expense	$19,050	$28,530	$32,239

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years ended December 31,
	2025	2024	2023
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of preferential tax rate(a)	(21.14)%	(17.0)%	(3.2)%
Change in tax rate*	—%	1520.5%	7.7%
Research and development credits	1.0%	(81.9)%	6.5%
Other non-deductible expenses	—%	10.7%	(1.6)%
Change in valuation allowance	(5.05)%	(1,376.3)%	(37.5)%
Effective tax rate	(0.2)%	81.0%	(3.1)%

(a)	VIE and certain VIE’s subsidiaries are subject to different favorable tax rates for the years ended December 31, 2025, 2024 and 2023. For the years ended December 31, 2025, 2024 and 2023, the tax saving as the result of the favorable tax rate amounted to $76,200, $29,255 and $53,622, respectively, and per share effect of the favorable tax rate were $0.02, $0.07 and $0.13 (after share reorganization), respectively.

*	The significant change in effective tax rate in 2024 was primarily attributable to the fact that VIE and its subsidiaries begin to incur losses during the year. To reflect the actual operating conditions, the measurement of deferred tax assets and liabilities no longer applied the statutory tax rate of 25% used in 2023, but instead adopted the 5% preferential small business tax rate, resulting in a notable variance in tax rates between the two years.

The components of deferred tax assets (liabilities) are as follows:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Allowance for credit losses	$59,531	$48,801	$142,550
Net operating loss carrying forwards	624,424	560,764	973,586
Operating lease liabilities, net of right of use assets	-	152	1,667
Total deferred tax assets	683,955	609,717	1,117,803
Less: valuation allowance	(683,955)	(609,717)	(1,117,803)
Total deferred tax assets, net	-	—	—

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry forward period available under applicable tax law. As of December 31, 2025, the Company’s PRC operating entities had $971,979 net operating loss that can be carried forward to offset future taxable income for five years from the year the loss is incurred. As of December 31, 2025 and 2024, due to uncertainties surrounding future utilization on PRC subsidiary, the VIE and VIE’s subsidiaries accrued valuation allowance of $683,955 and $609,717 , respectively, against the deferred tax assets based upon management’s assessment as to their realization.

As of December 31, 2025 and 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense if any; however, there were no such interest and penalties as of December 31, 2025 and 2024.

Taxes payable mainly consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Income tax payable	$17,785	$249,190
Value added tax	70,569	(103,479)
Other taxes payable	17,669	528
Total	$106,023	$146,239

13. Shareholders’ Equity

Ordinary and Preferred Shares

The Company was incorporated under the laws of the Cayman Islands on October 18, 2021. The authorized number of ordinary shares is 500,000,000 shares with a par value of $0.0025 per share, and 400,000 ordinary shares were issued on October 18, 2021.

On December 14, 2022, all the shareholders and directors of the Company approved to amend the Company’s authorized share capital by creating two classes of shares in the authorized share capital, (i) 400,000,000 ordinary shares of $0.0025 par value each and (ii) 100,000,000 preferred shares of $0.0025 par value each. The issued share capital remains unchanged, being 4,000 ordinary shares of par value of $0.0025 each on December 14, 2022.

On December 15, 2022, all the directors of the Company approved to issue additional 396,000 ordinary shares at par value of $0.0025 per shares to all existing shareholders on a pro rata basis, subject to the Company receiving the subscription prices of $990 in cleared funds. The Company recorded a $990 subscription receivable from the existing shareholders for the issuance of 396,000 ordinary shares, which was subsequently received in 2023. The Company considered this stock issuance was part of the Company’s reorganization to result in 400,000 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split.

On May 30, 2025, at the annual general shareholder meeting, the shareholders approved (1) immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 400,000,000 ordinary shares of par value US$0.0025 each and 100,000,000 preferred shares of par value US$0.0025 each to US$180,000 divided into 1,700,000,000 ordinary shares of par value US$0.0025 each and 100,000,000 preferred shares of par value US$0.0025 each (the “Increase of Authorized Share Capital”), (2) immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company be amended and reclassified as follows with immediate effect by undertaking the following steps: (a) 1,600,000,000 of the authorized ordinary shares of par value US$0.0025 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 1,600,000,000 class A ordinary shares of par value US$0.0025 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and (b)100,000,000 authorized but unissued ordinary shares of par value US$0.0025 each in the Company will be cancelled and a new class of shares comprising of 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), which will be entitled to twenty (20) votes per share, will be created, such that the authorized share capital of the Company shall become US$180,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.0025 each, 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and 100,000,000 preferred Shares of par value US$0.0025 each (the “Share Capital Reorganization”). The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On December 29, 2025, the Company effected a 25-for-1 reverse share split of its Class A ordinary shares, whereby every twenty-five (25) issued and outstanding shares were consolidated into one (1) share. In connection with the reverse share split, the par value per share was increased proportionately from $0.0001 to $0.0025 per share. As a result of the reverse share split, the number of issued and outstanding Class A ordinary shares was reduced on a proportionate basis.

As a result, the Company had 100,000,000 authorized preferred shares, par value of $0.0001, nil shares were issued and outstanding as of December 31, 2025 and 2024. The Company had 1,700,000,000 authorized ordinary shares (consisting of 1,600,000,000 class A ordinary shares par value of $0.0025 and 100,000,000 class B ordinary shares), par value of $0.0001, of which, 1,185,835 class A ordinary shares and 400,000 class A ordinary shares were issued and outstanding as of December 31, 2025 and 2024.

Initial Public Offering (the “IPO”)

On March 20, 2025, the Company entered into an underwriting agreement with Cathay Securities, Inc (the “Underwriter”) in connection with the Company’s IPO of 2.5 million shares of Class A ordinary shares, at a price of $4.00 per share, less underwriting discounts and commissions. following the 1-for-25 reverse split effective December 29, 2025, this equates to 100,000 Class A Ordinary Shares at a price of $100 per share on a post-split basis.

The IPO closed on March 24, 2025, and the Company received net proceeds of approximately $8.00 million, after deducting underwriting discounts and commissions and estimated IPO offering expenses payable by the Company.

Shares Issued for Equity Financing

From April to December 2025, the Company entered into certain securities purchase agreements with multiple investors, under which the Company agreed to sell 266,960 Class A ordinary shares to these investors. The purchase price per share ranged from $0.5425 to $99.25. The total gross proceeds from this offering amounted to approximately $17.55 million, before any fees or expenses are deducted.

Shares Issued to Stock Compensation Expenses

From January 1 to December 31, 2025, the Company issued an aggregate of 297,066 shares to its employees as stock compensation expense. The fair value of 297,066 shares was $3,304,224.

From January 1 to December 31, 2025, the Company issued aggregate of 2,600,000 shares of Class B common stock to its Chairman as stock compensation expense. The fair value of 2,600,000 shares was $1,125,200.

From January 1 to December 31, 2025, the Company issued aggregate of 1,000,000 shares of Class B common stock to its CEO as stock compensation expense. The fair value of 1,000,000 shares was $626,000.

Shares Issued to Consultants

From January 1 to December 31, 2025, the Company issued aggregate of 28,958 shares to its consultants or consulting firms as share compensation expense. The fair value of 28,958 shares was $1,042,225.

Shares Issued for acquisition of subsidiary

On September 19, 2025, the Company entered into a share purchase agreement with the owner of Starfish Technology-Fze, pursuant to which the Company agreed to acquire 100% of the equity interests in Starfish Technology-Fze in consideration for the issuance of 92,800 shares of the Company’s common stock. The fair value of the shares issued was $1,173,920. As of the reporting date, the acquisition has not yet been completed. Accordingly, no assets or liabilities related to the acquisition have been recognized as of December 31, 2025.

14. Commitments and Contingencies

On September 27, 2023, the First People’s Court of Dongguan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 750,000 owed by Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 27, 2023 and the remaining RMB 700,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 700,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 400,000 and the remaining payment of RMB 409,451 was performed by execution by the First People’s Court of Dongguan City on November 6, 2024. Therefore, there is no outstanding debt obligation for this proceeding. As of December 31, 2025, there are no outstanding obligations related to this matter.

On September 28, 2023, the Second People’s Court of Zhongshan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 350,000 owed by Zhongshan Jushangyue to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 28, 2023 and the remaining RMB 300,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Zhongshan Jushangyue that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 300,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 252,187 and the remaining payment is currently in the execution stage. As of December 31, 2025, the remaining balance is subject to enforcement proceedings.

15. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through April 30, 2026, the date the consolidated financial statements were issued. The following events were identified as non-recognized subsequent events that did not require adjustment to the consolidated financial statements. No events occurred between March 20, 2026 and April 30, 2026 that require adjustment to or disclosure in the consolidated financial statements.

On January 20, 2026, the Company filed a Form S-8 to register 360,000 Class A ordinary shares under its 2026 Share Incentive Plan, which provides for equity-based awards, including stock options, restricted stock, and restricted stock units, to employees, directors, and other service providers.

On January 26, 2026, at an Extraordinary General Meeting, shareholders approved, among other matters: (i) an increase in authorized share capital from $180,000 to $12,680,000; (ii) the adoption of amended and restated memorandum and articles of association; (iii) authorization of the board to effect share consolidations; (iv) a general mandate to dispose of assets; and (v) authorization to arrange financing, including for potential digital asset acquisitions.

February 26, 2026. The Company will not receive proceeds from such resales but may receive up to approximately $35.55 million in aggregate gross proceeds from sales to such investors under the subscription agreements. This registration statement is separate from a registration statement covering up to 30,000,000 shares.

On March 20, 2026, the Company filed a Form F-1 to register the resale of up to 30,000,000 Class A ordinary shares by certain selling shareholders, which may be issued under standby equity subscription agreements entered into on February 26, 2026. This registration statement is separate from a previously effective registration statement covering up to 4,000,000 shares.

On April 1, 2026, the Company entered into supplemental agreements to these loan agreements with each of Xinyi and Hesheng pursuant to which, among other things, if Xinyi or Hesheng, as applicable, fail to repay the entire outstanding principal balance due under the loans by July 1, 2026, interest shall accrue on the outstanding principal amount retroactively from January 1, 2026 at an annual interest rate of 3%.

On April 20, 2026, the Company entered into loan repayment plans with each of Xinyi and Hesheng pursuant to which, among other things, each of Xinyi and Hesheng shall commence repayment of their respective loans on July 15, 2026 and shall fully repay their respective loan (together with accrued interest) by December 15, 2026.